



Building Two Great Companies From One





2013 ANNUAL REPORT

AGILENT TECHNOLOGIES, INC.
ANNUAL REPORT TO STOCKHOLDERS
ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS



Agilent Technologies

ANNUAL REPORT





AGILENT TECHNOLOGIES, INC.

2013 ANNUAL REPORT

ANNUAL REPORT TO STOCKHOLDERS

ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

This page is intentionally left blank.

To our Shareholders,

On Sept. 19, 2013, we announced the separation of the company in order to create two companies with greater strategy and management focus, each well positioned for growth in its respective markets. Capitalizing on the strength of our electronic measurement business, we have grown a life sciences, diagnostics and applied chemical business that is large enough to be an independent company. With the separation, we will create two unique and compelling investment profiles, each with a greater strategic focus on its distinct industries. Both companies will be positioned to attract a more focused shareholder base.

The separation of the company is expected to be completed in early November 2014. Agilent Technologies will focus 100 percent on the life science, diagnostic and applied chemical markets. Keysight Technologies, the new electronic measurement company, will focus 100 percent on the communications, computer, semiconductors, aerospace and defense and industrial markets. Agilent shareholders will receive a pro-rata distribution of shares in Keysight Technologies via a tax free spinoff. Both companies will be well capitalized, have strong balance sheets and expect investment-grade profiles. Agilent will continue to pay an annual dividend of approximately $130 million per year, implying a yield at least equal to the current yield. Keysight will not pay an initial dividend. During the separation process, Agilent expects to continue both its dividend and a share repurchase intended to maintain the current share count. It is expected that Agilent will remain a member of the S&P 500's healthcare sector.

Keysight Technologies

We are very pleased that Ron Nersesian will be the president and CEO of Keysight Technologies. Ron has deep experience in the electronic measurement market, with a proven track record of leading the business. He has the vision, enthusiasm and industry knowledge to propel the new company to greater growth and success. Keysight Technologies will be launched with the tagline of "unlocking measurement insights for 75 years," a recognition of its long heritage of technology leadership and innovation.

Agilent Technologies

Agilent Technologies will continue as a life sciences, diagnostics and applied chemical markets company under my leadership as president and CEO. Our new mission is to be the premier partner for our laboratory customers, as we work together to build a healthier world. Agilent will compete in a $40 billion market from the strength of our position in food, environmental, chemical and energy markets, with enormous opportunities in the pharmaceutical, biotech, life science, academic, diagnostics and clinical markets. We believe we have a strong No. 2 position in our markets that will enable healthy growth in the future.

While Agilent has made several strategic acquisitions over the past several years to complement our organic growth rate, we are a company focused on delivering above-market organic growth. We are able to do so as a result of our R&D investment, our ability to address the needs of developing markets, and our commitment to deliver complete workflow solutions to our

customers. With a strong instrument profile for the laboratory, we will continue to expand our consumables and reagent product offerings, provide total laboratory service and support capabilities, and expand our core data system platforms to easily enable application development in the labs and correlate data from research to the clinic.

Our focus on organic growth, consistent with Agilent's operating model, will drive earnings faster than revenue, resulting in the creation of additional shareholder value.



Bill Sullivan
President and Chief Executive Officer

February 5, 2014

Agilent at a Glance

Agilent is the world's premier measurement company providing core bio-analytical and electronic measurement solutions to the life sciences, diagnostics and genomics, chemical analysis, communications and electronics industries.

In June 2012, we acquired Dako A/S, a limited liability company incorporated under the laws of Denmark. Dako provides antibodies, reagents, scientific instruments and software primarily to customers in pathology laboratories.

On September 19, 2013, Agilent announced plans to separate into two publicly traded companies, one comprising of the life sciences, diagnostics and chemical analysis businesses that will retain the Agilent name and the other that will be comprised of the electronic measurement business ("EM"). The separation is expected to occur through a tax-free pro rata spin off of the EM company to Agilent shareholders and is expected to be completed early in November 2014.

In addition to the announcement to separate into two companies, we formed a new operating segment in the fourth fiscal quarter of 2013. The new life sciences and diagnostics segment was formed by the combination of the life sciences business plus the diagnostics and genomics business. Following this reorganization, Agilent has three business segments comprised of the life sciences and diagnostics business, the chemical analysis business and the electronic measurement business.

Our life sciences and diagnostics business focuses on the pharmaceutical, academic and government, bio-agriculture, food safety, clinical markets, biotechnology and contract research organization industries. Our chemical analysis business focuses on the petrochemical, environmental, forensics and food safety industries. Our electronic measurement business addresses the communications, electronics and other industries.

In addition to our three businesses, we conduct centralized manufacturing and order fulfillment through Agilent Order Fulfillment ("AOF") as well as research through Agilent Technologies Laboratories ("Agilent Labs"). Each of our three businesses, AOF and Agilent Labs, is supported by our global infrastructure organization, which provides shared services in the areas of finance, information technology, legal, workplace services and human resources.

We sell our products primarily through direct sales, but we also utilize distributors, resellers, manufacturer's representatives, telesales and electronic commerce. Of our total net revenue of $6.8 billion for the fiscal year ended October 31, 2013, we generated 30 percent in the U.S. and 70 percent outside the U.S. As of October 31, 2013, we employed approximately 20,600 people worldwide. Our primary research and development and manufacturing sites are in California, Colorado and Delaware in the U.S. and in Australia, China, Denmark, Germany, India, Italy, Japan, Malaysia, Poland, Singapore and the United Kingdom.

Business Group	2013 Net Revenue	Description
Life Sciences and Diagnostics	**$2.3** billion	***Summary:*** Our life sciences and diagnostics business provides application-focused solutions that include reagents, instruments, software, consumables, and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products, as well as enable customers in the clinical and life sciences research areas to interrogate samples at the molecular level. We employed approximately 6,100 people as of October 31, 2013 in our life sciences and diagnostics business. ***Markets:*** The markets for our life sciences and diagnostics group include the pharmaceutical, biotechnology, contract research and contract manufacturing organization market, the academic and government market and the clinical market. The former market consists of "for-profit" companies who participate across the pharmaceutical value chain in the areas of therapeutic research, discovery & development, clinical trials,

		manufacturing and quality assurance and quality control. The academic and government market consists primarily of "not-for-profit" organizations and includes academic institutions, large government institutes and privately funded organizations, and plays an influential role in technology adoption and therapeutic developments for Pharma and molecular diagnostics companies. The clinical market consists primarily of pathology labs throughout the world located in hospitals, medical centers, and reference labs. The clinical market for genomics consists of high complexity clinical labs performing patient testing, including "for-profit" reference laboratories, hospital labs, and molecular diagnostic companies. ***Product areas:*** The key product categories for the life sciences and diagnostics business include: liquid chromatography, mass spectrometry, software and informatics, lab automation and robotics, automated electrophoresis and microfluidics, NMR, MRI and XRD systems, life sciences consumables and services, pathology products, specific proteins and flow reagents, target enrichment, cytogenetic research solutions and microarrays, and PCR and qPCR Instrumentation and molecular biology reagents.
Chemical Analysis	**$1.6** billion	***Summary:*** Our chemical analysis business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. We employed approximately 3,800 people as of October 31, 2013 in our chemical analysis business. ***Markets:*** The markets for our chemical analysis group include chemical and energy testing, environmental and forensics, and food safety markets. The natural gas and petroleum refining markets use our products to measure and control the quality of their finished products and to verify the environmental safety of their operations. Our instruments, software and workflow solutions are used by the environmental market for applications such as laboratory and field analysis of chemical pollutants in air, water, soil and solid waste. Drug testing and forensics laboratories use our instruments, software and workflow solutions for applications such as analyzing evidence associated with crime, screening athletes for performance enhancing drugs, analyzing samples for recreational drugs, or detecting and identifying biological and chemical warfare agents. Our instruments, software, and workflow solutions are used throughout the food production chain, including incoming inspection, new product development, quality control and assurance, and packaging. ***Product areas:*** The key product categories for the chemical analysis business include: gas chromatography systems, columns and components; gas chromatography mass spectrometry systems; inductively coupled plasma mass spectrometry instruments; atomic absorption instruments; microwave plasma-atomic emission spectrometry instruments; inductively coupled plasma optical emission spectrometry instruments; software and data systems; vacuum pumps and measurement technologies; services support and consumable for our products.

Business Group	2013 Net Revenue	Description
Electronic Measurement	**$2.9** billion	***Summary:*** Our electronic measurement business provides electronic measurement instruments and systems, software design tools and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment, and microscopy products. Related services include start-up assistance, instrument productivity and application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer's product lifecycle. Our electronic measurement business employed approximately 8,300 people as of October 31, 2013. ***Markets:*** The markets for our electronic measurement business include communications test and general purpose test. We market our electronic measurement products and services to network equipment manufacturers, wireless device manufacturers, and communications service providers, including component manufacturers within the supply chain for these customers. We market our general purpose test products and services to the electronics industry and other industries with significant electronic content such as the aerospace and defense, computer and semiconductor industries. ***Product areas:*** We divide our electronic measurement products into communications test products and general purpose test products. We sell products and services applicable to a wide range of communications networks and systems including wireless communications and microwave networks, voice, broadband, data, and fiber optic networks. Test products include electronic design automation software, vector and signal analyzers, signal generators, vector and signal analyzers, signal generators, vector network analyzers, one box testers, oscilloscopes, logic and protocol analyzers, and bit-error ratio testers. Also, we sell the following types of products into the general purpose test market: general purpose instruments, modular instruments and test software, digital test products, semiconductor and board test solutions, electronics manufacturing test equipment, atomic force microscopes and network surveillance solutions.

Agilent Technologies Research Laboratories	Agilent Technologies Research Laboratories is our research organization based in Santa Clara, California, with offices in Europe and Asia. The Research Labs creates competitive advantage through high-impact technology, driving market leadership and growth in Agilent's core businesses and expanding Agilent's measurement footprint into adjacent markets. At the cross-roads of the organization, the Research Labs are able to identify and enable synergies across Agilent's businesses to create competitive differentiation and compelling customer value. As of the end of October 2013, Research Labs employed approximately 210 personnel worldwide.
Global Infrastructure Organization	We provide support to our businesses through our global infrastructure organization. This support includes services in the areas of finance, legal, workplace services, human resources and information technology. Generally these organizations are centrally operated from Santa Clara, California, with services provided worldwide. As of the end of October 2013, our global infrastructure organization employed approximately 2,200 people worldwide.
Agilent Order Fulfillment Organization	The Agilent Order Fulfillment ("AOF") organization leverages our strength in manufacturing, engineering, strategic sourcing and logistics for our life sciences and diagnostics, chemical analysis and electronic measurement businesses. In general, AOF employees are dedicated to specific businesses and business headcount numbers include AOF employees. In the fourth quarter of 2013 we announced that the AOF organization had been divided into two separate operations; one dedicated to the life sciences, diagnostics and chemical analysis businesses and one dedicated to the electronic measurement business.

Senior Executives

William P. Sullivan*
Chief Executive Officer
and President

Ronald S. Nersesian*
Executive Vice President, Agilent
Chief Executive Officer
and President, Keysight
Technologies, Inc.

Henrik Ancher-Jensen*
Senior Vice President, Agilent
President, Agilent Order
Fulfillment

Richard A. Burdsall
Senior Vice President,
Chief Infrastructure Officer

Gooi Soon Chai
Senior Vice President, Agilent
President, Electronic
Measurement Order
Fulfillment and Infrastructure

Solange Glaize*
Vice President, Chief
Accounting Officer

Jean M. Halloran*
Senior Vice President,
Human Resources

Didier Hirsch*
Senior Vice President and
Chief Financial Officer

Marie Oh Huber*
Senior Vice President,
General Counsel and
Secretary

Michael R. McMullen*
Senior Vice President, Agilent
President, Chemical Analysis

Shiela B. Robertson
Senior Vice President,
Corporate Development
and Strategy

Guy Séné*
Senior Vice President, Agilent
President, Electronic Measurement

Darlene J.S. Solomon, Ph.D.
Senior Vice President,
and Chief Technology Officer,
Life Sciences and Diagnostics

Fred Strohmeier*
Senior Vice President, Agilent
and President, Life Sciences and
Diagnostics

Officers

Robert Cantrell
Vice President, Treasurer

Neil P. Doughterty
Vice President, Agilent
Chief Financial Officer,
Keysight Technologies, Inc.

Lonnie G. Justice
Vice President and
General Manager,
Sales, Service and Support
Chemical Analysis Group

John Pouk
Vice President Worldwide
Sales, Life Sciences and
Diagnostics Group

Michael Tang
Vice President, Assistant
General Counsel and
Assistant Secretary

Stephen D. Williams
Vice President, Assistant
General Counsel and
Assistant Secretary, Agilent
General Counsel, Keysight
Technologies, Inc.

Directors

James G. Cullen
Chairman of the Board of
Directors of Agilent,
Retired President and
Chief Operating Officer of
Bell Atlantic Corporation
(now known as Verizon)

Paul N. Clark
Retired Chief Executive
Officer and President of
ICOS Corporation

Heidi Fields
Retired Executive Vice
President and Chief Financial
Officer of Blue Shield
of California

Robert J. Herbold
Retired Executive Vice
President of Microsoft
Corporation

Koh Boon Hwee
Managing Partner of
Credence Capital Fund II
(Cayman) Ltd.

David M. Lawrence, M.D.
Retired Chairman
Emeritus of Kaiser
Foundation Health
Plan, Inc. and Kaiser
Foundation Hospitals

A. Barry Rand
Chief Executive Officer
of AARP

William P. Sullivan,
Chief Executive Officer of
Agilent Technologies, Inc.

Tadataka Yamada, M.D.
Chief Medical and
Scientific Officer of
Takeda Pharmaceuticals
International, Inc.

Board Committees

Audit & Finance
Committee
Heidi Fields,
Chairperson
Paul N. Clark
Robert J. Herbold

Compensation Committee
Koh Boon Hwee,
Chairperson
David M. Lawrence, M.D.
A. Barry Rand
Tadataka Yamada, M.D.

Nominating/Corporate
Governance Committee
James G. Cullen
Chairperson
Paul N. Clark
Heidi Fields
Robert J. Herbold
Koh Boon Hwee
David M. Lawrence, M.D.
A. Barry Rand
Tadataka Yamada, M.D.

Executive Committee
James G. Cullen,
Chairperson
William P. Sullivan

** These individuals are executive officers of Agilent under Section 16 of the Securities Exchange Act of 1934.*

Agilent's annual meeting of stockholders will take place on Wednesday, March 19, 2014 at 8:00 a.m. at Agilent's headquarters located at 5301 Stevens Creek Boulevard, Building No. 5, Santa Clara, California.

Investor Information

Please see the full and audited financial statements and footnotes contained in this booklet. To receive paper copies of the annual report, proxy statement, Form 10-K, earnings announcements and other financial information, people in the United States and Canada should call our toll-free number: (877) 942-4200. In addition, you can access this financial information at Agilent's Investor Relations Web site. The address is http://www.investor.agilent.com. This information is also available by writing to the address provided under the Investor Contact heading below.

Corporate Governance, Business Conduct and Ethics

Agilent's Amended and Restated Corporate Governance Standards, the charters of our Audit and Finance Committee, our Compensation Committee, our Executive Committee and our Nominating/Corporate Governance Committee, as well as our Standards of Business Conduct (including code of ethics provisions that apply to our principal executive officer, principal financial officer, principal accounting officer and senior financial officers) are available on our website at www.investor.agilent.com under "Corporate Governance". These items are also available in print to any stockholder in the United States and Canada who requests them by calling (877) 942-4200. This information is also available by writing to the company at the address provided below.

Agilent Headquarters

Agilent Technologies, Inc.
5301 Stevens Creek Boulevard
Santa Clara, CA 95051
Phone: (408) 345-8886

Transfer Agent and Registrar

Please contact our transfer agent, at the phone number or address listed below, with any questions about stock certificates, transfer of ownership or other matters pertaining to your stock account.

Computershare Investor Services
250 Royall Street
Canton, MA 02021
United States

If calling from the United States or Canada: (877) 309-9856.

If calling from outside the United States and Canada: (312) 588-4672.

The e-mail address for general shareholder inquiries for Computershare is: www.computershare.com/contactus.

Investor Contact

Agilent Technologies, Inc.
Investor Relations Department
5301 Stevens Creek Boulevard
Santa Clara, CA 95051

You can also contact the Investor Relations Department via e-mail at the Agilent Investor Relations Web site at http://www.investor.agilent.com. Click "Information Request" under the "Investor Information" tab to send a message.

Common Stock

Our common stock is listed on the New York Stock Exchange with the ticker symbol "A". The following table sets forth the high and low sale prices and the dividend declarations per quarter for the 2012 and 2013 fiscal years as reported in the consolidated transaction reporting system for the New York Stock Exchange:

Fiscal 2012	High	Low	Dividends
First Quarter (ended January 31, 2012)	$ 44.85	$ 32.51	$0.10
Second Quarter (ended April 30, 2012)	$ 46.28	$ 39.15	N/A
Third Quarter (ended July 31, 2012)	$ 43.27	$ 35.32	$0.10
Fourth Quarter (ended October 31, 2012)	$ 40.97	$ 35.38	$0.10

Fiscal 2013	High	Low	Dividends
First Quarter (ended January 31, 2013)	$ 45.55	$ 35.45	$0.22
Second Quarter (ended April 30, 2013)	$ 45.66	$ 40.19	N/A
Third Quarter (ended July 31, 2013)	$ 47.47	$ 41.24	$0.12
Fourth Quarter (ended October 31, 2013)	$ 53.47	$ 45.32	$0.12

As of December 1, 2013, there were 30,054 common stockholders of record.

During fiscal 2013, we issued four quarterly dividends, one of $0.10 per share and three of $0.12 per share. All decisions regarding the declaration and payment of dividends are at the discretion of our Board of Directors and will be evaluated regularly in light of our financial condition, earnings, growth prospects, funding requirements, applicable law, and any other factors that our Board deems relevant. The information required by this item with respect to equity compensation plans is included under the caption *Equity Compensation Plans* in our proxy statement for the annual meeting of stockholders to be held March 19, 2014, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

STOCK PRICE PERFORMANCE GRAPH

The graph below shows the cumulative total stockholder return, assuming the investment of $100 (and the reinvestment of any dividends thereafter) for the period beginning on October 31, 2008, and ending on October 31, 2013, on each of: Agilent's common stock; the S&P 500 Index; and our Peer Group which includes all companies in the S&P Information Technology Sector, the S&P Healthcare Sector, and the S&P Industrials Sector. A complete list of the companies in the Peer Group is provided below. Agilent's stock price performance shown in the following graph is not indicative of future stock price performance. The data for this performance graph was compiled for us by Standard and Poor's.

Comparison of 5 Years (10/31/2008 to 10/31/2013) Cumulative Total Return Among Agilent Technologies, the S&P 500 Index, and the Peer Group Index



Peer Group
(Companies in the S&P Information Technology Sector, the S&P Healthcare Sector, and the S&P Industrials Sector)

3M Co
Abbott Laboratories
AbbVie Inc
Accenture PLC
Actavis Plc
Adobe Systems Inc
ADT Corp (The)
Aetna Inc.
Agilent Technologies Inc
Akamai Technologies Inc
Alexion Pharmaceuticals Inc
Allergan Inc.
Altera Corp
AmerisourceBergen Corp
AMETEK Inc
Amgen Inc.
Amphenol Corp
Analog Devices Inc.
Apple Inc
Applied Materials Inc.
Autodesk Inc.
Automatic Data Processing Inc.
Bard (C.R.) Inc
Baxter International Inc
Becton, Dickinson and Co
Biogen Idec Inc
Boeing Co (The)
Boston Scientific Corp
Bristol-Myers Squibb Co
Broadcom Corp
C.H. Robinson Worldwide Inc.
CA Inc
Cardinal Health Inc
CareFusion Corp
Caterpillar Inc
Celgene Corp
Cerner Corp
Cigna Corp
Cintas Corp
Cisco Systems Inc

Peer Group
(Companies in the S&P Information Technology Sector, the S&P Healthcare Sector, and the S&P Industrials Sector)

Citrix Systems Inc.
Cognizant Technology Solutions Corp
Computer Sciences Corp
Corning Inc
Covidien Plc
CSX Corp
Cummins Inc.
Danaher Corp
DaVita HealthCare Partners Inc
Deere & Co
Delta Air Lines Inc.
DENTSPLY International Inc.
Dover Corp
Dun & Bradstreet Corp (The)
Eaton Corp Plc
eBay Inc.
Edwards Lifesciences Corp
Electronic Arts Inc.
Eli Lilly and Co
EMC Corp
Emerson Electric Co.
Equifax Inc.
Expeditors International of Washington Inc.
Express Scripts Holding Co
F5 Networks Inc
Fastenal Co
FedEx Corp.
Fidelity National Information Services Inc
First Solar Inc
Fiserv Inc.
FLIR Systems Inc
Flowserve Corp.
Fluor Corp.
Forest Laboratories Inc
General Dynamics Corp
General Electric Co
Gilead Sciences Inc
Google Inc
Grainger (W W) Inc.
Harris Corp
Hewlett-Packard Co
Honeywell International Inc.
Hospira Inc
Humana Inc.
Illinois Tool Works Inc.
Ingersoll-Rand Plc
Intel Corp
International Business Machines Corp
Intuit Inc.
Intuitive Surgical Inc
Iron Mountain Inc
Jabil Circuit Inc
Jacobs Engineering Group Inc.
JDS Uniphase Corp
Johnson & Johnson
Joy Global Inc
Juniper Networks Inc
Kansas City Southern
KLA-Tencor Corp
L-3 Communications Holdings Inc
Laboratory Corporation of America Holdings
Lam Research Corp
Life Technologies Corp
Linear Technology Corp
Lockheed Martin Corp
LSI Corp
Masco Corp
MasterCard Inc
McKesson Corp
Medtronic Inc
Merck & Co Inc.
Microchip Technology Inc
Micron Technology Inc.
Microsoft Corp
Molex Inc.
Motorola Solutions Inc
Mylan Inc
NetApp Inc
Nielsen Holdings NV
Norfolk Southern Corp
Northrop Grumman Corp
NVIDIA Corp
Oracle Corp
PACCAR Inc
Pall Corp
Parker-Hannifin Corp
Patterson Companies Inc
Paychex Inc.
Pentair Ltd
PerkinElmer Inc.
Perrigo Co
Pfizer Inc
Pitney Bowes Inc.
Precision Castparts Corp.
QUALCOMM Inc.
Quanta Services Inc.
Quest Diagnostics Inc
Raytheon Co.
Red Hat Inc
Regeneron Pharmaceuticals Inc
Republic Services Inc.
Robert Half International Inc.
Rockwell Automation Inc.
Rockwell Collins Inc.
Roper Industries Inc.
Ryder System Inc

Peer Group
(Companies in the S&P Information Technology Sector, the S&P Healthcare Sector, and the S&P Industrials Sector)

salesforce.com inc
SanDisk Corp
Seagate Technology Plc
Snap-On Inc
Southwest Airlines Co.
St. Jude Medical Inc.
Stanley Black & Decker Inc
Stericycle Inc
Stryker Corp
Symantec Corp
TE Connectivity Ltd
Tenet Healthcare Corp
Teradata Corp
Teradyne Inc.
Texas Instruments Inc
Textron Inc.
Thermo Fisher Scientific Inc
Total System Services Inc.
Tyco International Ltd
Union Pacific Corp
United Parcel Service Inc
United Technologies Corp
Unitedhealth Group Inc
Varian Medical Systems Inc
Verisign Inc
Vertex Pharmaceuticals Inc
Visa Inc
Waste Management Inc.
Waters Corp
WellPoint Inc
Western Digital Corp
Western Union Co
Xerox Corp
Xilinx Inc.
Xylem Inc
Yahoo Inc
Zimmer Holdings Inc
Zoetis Inc

Additional Information

This annual report, including the letter titled "To our shareholders," contains forward-looking statements including, without limitation, statements regarding trends, seasonality, cyclicality and growth in, and drivers of, the markets we sell into, our strategic direction, our future effective tax rate and tax valuation allowance, earnings from our foreign subsidiaries, remediation activities, new product and service introductions, the ability of our products to meet market needs, changes to our manufacturing processes, the use of contract manufacturers, the impact of local government regulations on our ability to pay vendors or conduct operations, our liquidity position, our ability to generate cash from operations, growth in our businesses, our investments, the potential impact of adopting new accounting pronouncements, our financial results, our purchase commitments, our contributions to our pension plans, the selection of discount rates and recognition of any gains or losses for our benefit plans, our cost-control activities, savings and headcount reduction recognized from our restructuring programs and other cost saving initiatives, uncertainties relating to Food and Drug Administration ("FDA") and other regulatory approvals, the integration of our acquisitions and other transactions, the separation of the electronic measurement business, our stock repurchase program, our declared dividends, our transition to lower-cost regions, and the existence of economic instability, that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to various factors, including those detailed in Agilent's filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended October 31, 2013.

The materials contained in this annual report are as of December 19, 2013, unless otherwise noted. The content of this annual report contains time-sensitive information that is accurate only as of this date. If any portion of this annual report is redistributed at a later date, Agilent will not be reviewing or updating the material in this report. The information on page 7 regarding our senior executives, officers and directors is current as of February 5, 2014.

This annual report contains Agilent's 2013 audited financial statements and notes thereto in the following section of this booklet with the tab "Annual Report Financials." Within the Annual Report Financials, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risks, Uncertainties and Other Factors That May Affect Future Results" for more complete information on each of our businesses and Agilent as a whole.





AGILENT TECHNOLOGIES, INC.

2013 ANNUAL REPORT

ANNUAL REPORT TO STOCKHOLDERS

ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

ANNUAL REPORT FINANCIALS

This page is intentionally left blank.

TABLE OF CONTENTS

	Page
Selected Financial Data	1
Management's Discussion and Analysis of Financial Condition and Results of Operations	2
Quantitative and Qualitative Disclosures About Market Risk	24
Report of Independent Registered Public Accounting Firm	25
Consolidated Statement of Operations for each of the three years in the period ended October 31, 2013	26
Consolidated Statement of Comprehensive Income for the three years in the period ended October 31, 2013	27
Consolidated Balance Sheet at October 31, 2013 and 2012	28
Consolidated Statement of Cash Flows for each of the three years in the period ended October 31, 2013	29
Consolidated Statement of Equity for each of the three years in the period ended October 31, 2013	30
Notes to Consolidated Financial Statements	31
Quarterly Summary (unaudited)	80
Risks, Uncertainties and Other Factors That May Affect Future Results	81
Controls and Procedures	93

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SELECTED FINANCIAL DATA
(Unaudited)

	Years Ended October 31,				
	2013	2012	2011	2010	2009
	(in millions, except per share data)				
Consolidated Statement of Operations Data:		(2)		(1)	
Net revenue	$ 6,782	$ 6,858	$ 6,615	$ 5,444	$ 4,481
Income before taxes	$ 859	$ 1,043	$ 1,032	$ 692	$ 7
Net income (loss)	$ 724	$ 1,153	$ 1,012	$ 684	$ (31)
Net income (loss) per share — Basic:	$ 2.12	$ 3.31	$ 2.92	$ 1.97	$ (0.09)
Net income (loss) per share — Diluted:	$ 2.10	$ 3.27	$ 2.85	$ 1.94	$ (0.09)
Weighted average shares used in computing basic net income (loss) per share	341	348	347	347	346
Weighted average shares used in computing diluted net income (loss) per share	345	353	355	353	346
Cash dividends declared per common share	$ 0.46	$ 0.30	—	—	—

	October 31,				
	2013	2012	2011	2010	2009
	(in millions)				
Consolidated Balance Sheet Data:		(2)		(1)	
Cash and cash equivalents and short-term investments	$ 2,675	$ 2,351	$ 3,527	$ 2,649	$ 2,493
Working capital	$ 3,381	$ 2,736	$ 3,732	$ 3,086	$ 2,838
Long-term restricted cash and cash equivalents	$ —	$ —	$ —	$ —	$ 1,566
Total assets	$ 10,686	$ 10,536	$ 9,057	$ 9,696	$ 7,612
Long-term debt	$ 2,699	$ 2,112	$ 1,932	$ 2,190	$ 2,904
Stockholders' equity	$ 5,286	$ 5,182	$ 4,308	$ 3,228	$ 2,506

(1) Consolidated financial data includes Varian, acquired on May 14, 2010.

(2) Consolidated financial data includes Dako, acquired on June 21, 2012 and a non-recurring tax benefit relating to the reversal of U.S. valuation allowance of $280 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. This report contains forward-looking statements including, without limitation, statements regarding trends, seasonality, cyclicality and growth in, and drivers of, the markets we sell into, our strategic direction, our future effective tax rate and tax valuation allowance, earnings from our foreign subsidiaries, remediation activities, new product and service introductions, the ability of our products to meet market needs, changes to our manufacturing processes, the use of contract manufacturers, the impact of local government regulations on our ability to pay vendors or conduct operations, our liquidity position, our ability to generate cash from operations, growth in our businesses, our investments, the potential impact of adopting new accounting pronouncements, our financial results, our purchase commitments, our contributions to our pension plans, the selection of discount rates and recognition of any gains or losses for our benefit plans, our cost-control activities, savings and headcount reduction recognized from our restructuring programs and other cost saving initiatives, uncertainties relating to Food and Drug Administration ("FDA") and other regulatory approvals, the integration of our acquisitions and other transactions, the separation of the electronic measurement business, our stock repurchase program, our declared dividends, our transition to lower-cost regions, and the existence of economic instability, that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to various factors, including those discussed in this annual report.

Overview and Executive Summary

Agilent Technologies, Inc. ("we", "Agilent" or the "company"), incorporated in Delaware in May 1999, is the world's premier measurement company providing core bio-analytical and electronic measurement solutions to the life sciences, diagnostics and genomics, chemical analysis, communications and electronics industries. Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

On September 19, 2013, Agilent announced plans to separate into two publicly traded companies, one comprising of the life sciences, diagnostics and chemical analysis businesses that will retain the Agilent name and the other that will be comprised of the electronic measurement business ("EM"). The separation is expected to occur through a tax-free pro rata spin off of the EM company to Agilent shareholders and is expected to be completed early in November 2014. We expect to incur pre-separation expenses of $100 million in fiscal 2014.

In addition to the announcement to separate into two companies, we formed a new operating segment in the fourth fiscal quarter of 2013. The new life sciences and diagnostics segment was formed by the combination of the life sciences business plus the diagnostics and genomics business. Following this reorganization, Agilent has three business segments comprised of the life sciences and diagnostics business, the chemical analysis business and the electronic measurement business. The historical segment financial information for the life sciences and diagnostics segment has been recast to conform to this new reporting structure in our financial statements.

On June 21, 2012, we completed our acquisition of Dako A/S through the acquisition of 100% of the share capital of Dako A/S, a limited liability company incorporated under the laws of Denmark ("Dako"), under the share purchase agreement, dated May 16, 2012. Dako provides antibodies, reagents, scientific instruments and software primarily to customers in pathology laboratories. As a result of the acquisition, Dako became a wholly-owned subsidiary of Agilent. The consideration paid was approximately $2,143 million, of which $1,400 million was paid directly to the seller and $743 million was paid to satisfy the outstanding debt of Dako. Agilent funded the acquisition using existing cash. The acquisition has been accounted for in accordance with the authoritative accounting guidance and the results of Dako are included in Agilent's consolidated financial statements from the date of acquisition. The acquisition of Dako and its portfolio is another step to increase our growth in several rapidly expanding areas of diagnostics, including anatomic pathology and molecular diagnostics, as well as strengthen our existing offerings with a focus on product development to help in the fight against cancer. For additional details related to the acquisition of Dako, see Note 3, "Acquisitions".

Agilent's total orders in 2013 were $6,827 million, a decrease of 1 percent when compared to 2012. Foreign currency movements had an unfavorable impact of approximately 2 percentage points for the year ended

October 31, 2013 when compared to 2012. The increase in orders associated with the Dako acquisition accounted for approximately 3 percentage points of total order growth for the year ended October 31, 2013 when compared to 2012. Within our life sciences and diagnostics business orders increased 16 percent in 2013 compared to 2012 with 13 percentage points of order increase attributable to the Dako acquisition. Chemical analysis orders increased 2 percent in 2013 when compared to 2012 and electronic measurement businesses orders decreased 13 percent when compared to 2012. Agilent's total orders in 2012 increased 2 percent when compared to 2011. The increase in orders associated with the Dako acquisition accounted for 2 percentage points of order growth for the year ended October 31, 2012 when compared to 2011.

Agilent's net revenue of $6,782 million decreased 1 percent when compared to 2012. Foreign currency movements for 2013 had an unfavorable impact of approximately 1 percentage point compared to 2012. Revenue associated with the Dako acquisition accounted for approximately 4 percentage points of the revenue growth for the year ended October 31, 2013 when compared to 2012. Within our life sciences and diagnostics business revenue increased 16 percent in 2013 compared to 2012 with 13 percentage points of revenue increase attributable to the Dako acquisition. Excluding the effects of the Dako acquisition, there was growth in demand for life sciences and diagnostics products and services led by pharmaceutical and biotechnology and clinical markets. There was a decrease in demand from the academic and government market for the year ended October 31, 2013, when compared to the prior year. Within our chemical analysis business revenue grew 2 percent in 2013 compared with the prior year. There were modest increases in revenue from the food safety and petrochemical markets, but environmental and forensics markets were down when compared to the prior year. Within electronic measurement, total revenue decreased when compared to the prior year by 13 percent. General purpose markets decreased with aerospace and defense flat and computer and semi-conductor markets down when compared to 2012. Also within electronic measurement, the communications test business decreased for the year ended October 31, 2013 when compared to the prior year with wireless R&D down moderately but wireless manufacturing showing a significant shortfall compared to the prior year mostly driven by the loss of business from a large customer with whom we could not agree on contractual terms. Agilent's total net revenue in 2012 increased 4 percent when compared to 2011. The revenue increase associated with the Dako acquisition accounted for approximately 2 percentage points of revenue increase for the year ended October 31, 2012 when compared to 2011. Foreign currency movements for 2012 had an unfavorable impact of approximately 1 percentage point compared to 2011.

Net income was $724 million in 2013 compared to net income of $1,153 million and $1,012 million in 2012 and 2011, respectively. In 2013, 2012 and 2011 we generated operating cash flows of $1,152 million, $1,228 million and $1,260 million, respectively. As of October 31, 2013 and 2012 we had cash and cash equivalents balances of $2,675 million and $2,351 million, respectively.

Looking forward, in the near term we are in a slow-growth environment within electronic measurement which remains challenging. There are indications that our electronic measurement business will return to a growth position next year. We expect positive trends to continue in our other businesses.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, inventory valuation, share-based compensation, retirement and post-retirement plan assumptions, valuation of goodwill and purchased intangible assets, restructuring and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware or software), services, and other arrangements (multiple element arrangements) that include combinations of products and services. Revenue from product sales, net of trade discounts and allowances, is recognized provided that persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue is reduced for estimated product returns, when appropriate. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue occurs when the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete. Revenue from services is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. We allocate revenue to each element in our multiple-element arrangements based upon their relative selling prices. We determine the selling price for each deliverable based on a selling price hierarchy. The selling price for a deliverable is based on our vendor specific objective evidence (VSOE) if available, third-party evidence (TPE) if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE is available. Revenue from the sale of software products that are not required to deliver the tangible product's essential functionality are accounted for under software revenue recognition rules. Revenue allocated to each element is then recognized when the basic revenue recognition criteria for that element have been met. The amount of product revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements.

We use VSOE of selling price in the selling price allocation in all instances where it exists. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately. TPE of selling price can be established by evaluating largely interchangeable competitor products or services in standalone sales to similarly situated customers. As our products contain a significant element of proprietary technology and the solution offered differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. ESP represents the best estimate of the price at which we would transact a sale if the product or service were sold on a standalone basis. We determine ESP for a product or service by using historical selling prices which reflect multiple factors including, but not limited to customer type, geography, market conditions, competitive landscape, gross margin objectives and pricing practices. The determination of ESP is made through consultation with and approval by management. We may modify or develop new pricing practices and strategies in the future. As these pricing strategies evolve changes may occur in ESP. The aforementioned factors may result in a different allocation of revenue to the deliverables in multiple element arrangements, which may change the pattern and timing of revenue recognition for these elements but will not change the total revenue recognized for the arrangement.

Inventory valuation. We assess the valuation of our inventory on a periodic basis and make adjustments to the value for estimated excess and obsolete inventory based upon estimates about future demand and actual usage. Such estimates are difficult to make under most economic conditions. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our excess inventory review process includes analysis of sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold to customers, resulting in lower cost of sales and higher income from operations than expected in that period.

Share-based compensation. We account for share-based awards in accordance with the authoritative guidance. Under the authoritative guidance, share-based compensation expense is primarily based on estimated grant date fair value and is recognized on a straight line basis. The fair value of share-based awards for employee stock option awards was estimated using the Black-Scholes option pricing model. Shares granted under the Long-Term Performance Program ("LTPP") were valued using the Monte Carlo simulation model. The estimated fair value of restricted stock unit awards is determined based on the market price of Agilent's common stock on the date of grant adjusted for expected dividend yield. On January 17, 2012, the company's Board of Directors approved the initiation of quarterly cash dividends to the company's shareholders. The fair value of all the awards granted prior to the declaration of quarterly cash dividend was measured based on an expected dividend

yield of 0%. The Employee Stock Purchase Plan ("ESPP") allows eligible employees to purchase shares of our common stock at 85 percent of the fair market value at the purchase date.

Both the Black-Scholes and Monte Carlo simulation fair value models require the use of highly subjective and complex assumptions, including the option's expected life and the price volatility of the underlying stock. The expected stock price volatility assumption was determined using the historical volatility of Agilent's stock option over the most recent historical period equivalent to the expected life. A 10 percent increase in our estimated volatility from 39 percent to 49 percent for our most recent employee stock option grant would generally increase the value of an award and the associated compensation cost by approximately 23 percent if no other factors were changed.

For the grants awarded under the 2009 stock plan after November 1, 2010, we increased the period available to retirement eligible employees to exercise their options from three years at retirement date to the full contractual term of ten years. In developing our estimated life of our employee stock options of 5.8 years for 2011 to 2013, we considered the historical option exercise behavior of our executive employees who were granted the majority of the options in the annual grants, which we believe is representative of future behavior. See Note 4, "Share-based Compensation," to the consolidated financial statements for more information.

The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. Although we believe the assumptions and estimates we have made are reasonable and appropriate, changes in assumptions could materially impact our reported financial results.

Retirement and post-retirement benefit plan assumptions. Retirement and post-retirement benefit plan costs are a significant cost of doing business. They represent obligations that will ultimately be settled sometime in the future and therefore are subject to estimation. Pension accounting is intended to reflect the recognition of future benefit costs over the employees' average expected future service to Agilent based on the terms of the plans and investment and funding decisions. To estimate the impact of these future payments and our decisions concerning funding of these obligations, we are required to make assumptions using actuarial concepts within the framework of accounting principles generally accepted in the U.S. Two critical assumptions are the discount rate and the expected long-term return on plan assets. Other important assumptions include, expected future salary increases, expected future increases to benefit payments, expected retirement dates, employee turnover, retiree mortality rates, and portfolio composition. We evaluate these assumptions at least annually.

The discount rate is used to determine the present value of future benefit payments at the measurement date - October 31 for both U.S. and non-U.S. plans. For 2013 and 2012, the U.S. discount rates were based on the results of matching expected plan benefit payments with cash flows from a hypothetically constructed bond portfolio and increased in 2013 from the previous year. For 2013 and 2012, the discount rate for non-U.S. plans was generally based on published rates for high quality corporate bonds and remained largely unchanged. If we changed our discount rate by 1 percent, the impact would be $8 million on U.S. pension expense and $23 million on non-U.S. pension expense. Lower discount rates increase present values and subsequent year pension expense; higher discount rates decrease present values and subsequent year pension expense.

The company uses alternate methods of amortization as allowed by the authoritative guidance which amortizes the actuarial gains and losses on a consistent basis for the years presented. For U.S. Plans, gains and losses are amortized over the average future working lifetime. For most Non-U.S. Plans and U.S. Post-Retirement Benefit Plans, gains and losses are amortized using a separate layer for each year's gains and losses. The expected long-term return on plan assets is estimated using current and expected asset allocations as well as historical and expected returns. Plan assets are valued at fair value. If we changed our estimated return on assets by 1 percent, the impact would be $8 million on U.S. pension expense and $17 million on non-U.S. pension expense. For 2013, actual return on assets was above expectations which, along with contributions during the year, reduced next year's pension cost as well as improved the funded status at year end. The net periodic pension and post-retirement benefit costs recorded in operations excluding curtailments and settlements were $58 million in 2013, $52 million in 2012, and $58 million in 2011.

Goodwill and purchased intangible assets. Agilent reviews goodwill for impairment annually during our fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value may not be

recoverable. As defined in the authoritative guidance, a reporting unit is an operating segment, or one level below an operating segment. We aggregated components of an operating segment that have similar economic characteristics into our reporting units. At the time of an acquisition, we assign goodwill to the reporting unit that is expected to benefit from the synergies of the combination. In the fourth quarter of 2013, we combined the life sciences and diagnostics and genomics segments to form the life sciences and diagnostics segment. As a result, Agilent now has three segments, life sciences and diagnostics, chemical analysis, and electronic measurement segments.

In September 2011, the FASB approved changes to the goodwill impairment guidance which are intended to reduce the cost and complexity of the annual impairment test. The changes provide entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The revised standard gives an entity the option to first assess qualitative factors to determine whether performing the current two-step test is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not (i.e. > 50% chance) that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test will be required. Otherwise, no further testing will be required.

The revised guidance includes examples of events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. These include macro-economic conditions such as deterioration in the entity's operating environment or industry or market considerations; entity-specific events such as increasing costs, declining financial performance, or loss of key personnel; or other events such as an expectation that a reporting unit will be sold or a sustained decrease in the stock price on either an absolute basis or relative to peers.

The qualitative indicators replace those previously used to determine whether an interim goodwill impairment test is required. Agilent opted to early adopt this guidance for the year ended October 31, 2011.

If it is determined, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the provisions of authoritative guidance require that we perform a two-step impairment test on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

In fiscal year 2013, we assessed goodwill impairment for our four reporting units which consisted of two segments: chemical analysis and electronic measurement; and two reporting units under the life sciences and diagnostics segment. The first of these two reporting units related to our life sciences business and the second related to our diagnostics business. We performed a qualitative test for goodwill impairment of the following three reporting units, as of September 30, 2013: the chemical analysis segment, the electronic measurement segment, and the reporting unit relating to life sciences. Based on the results of our qualitative testing, we believe that it is more-likely-than-not that the fair value of these reporting units are greater than their respective carrying values. We performed a quantitative test for goodwill impairment of the reporting unit related to our diagnostics business as of September 30, 2013. Based on the results of our quantitative testing, the fair value was significantly in excess of the carrying value. There was no impairment of goodwill during the years ended October 31, 2013, 2012 and 2011. Each quarter we review the events and circumstances to determine if goodwill impairment is indicated.

Purchased intangible assets consist primarily of acquired developed technologies, proprietary know-how, trademarks, and customer relationships and are amortized using the straight-line method over estimated useful lives ranging from 6 months to 15 years. In-process research and development (IPR&D) is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When the IPR&D project is complete, it is reclassified as an amortizable purchased intangible asset and is amortized over its estimated useful life. If an IPR&D project is abandoned, Agilent will record a charge for the value of the related intangible asset to Agilent's consolidated statement of operations in the period it is abandoned.

In July 2012, the FASB simplified the guidance for testing for impairment of indefinite-lived intangible assets other than goodwill. The changes are intended to reduce compliance costs. Agilent's indefinite-lived intangible assets are IPR&D intangible assets. The revised guidance allows a qualitative approach for testing indefinite-lived intangible assets for impairment, similar to the impairment testing guidance for goodwill. It

allows the option to first assess qualitative factors (events and circumstances) that could affect the significant inputs used in determining the fair value of the indefinite-lived intangible asset. The qualitative factors assist in determining whether it is more likely than not (meaning a likelihood of more than 50 percent) that the indefinite-lived intangible asset is impaired. An organization may choose to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to calculating its fair value. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption was permitted. Agilent adopted this guidance for the year ended October 31, 2012. Based on the quantitative test, we recorded an impairment of $1 million in 2013 and an impairment of $1 million in 2012, both relating to IPR&D projects that were abandoned. In all other instances we used the qualitative test and concluded that it was more likely than not that all other indefinite-lived intangible assets were not impaired. No impairments were recorded in 2011.

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets, including purchased intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. In 2013, we recorded $1 million of impairments of other intangibles related to cancellation of an in-process research and development project. We also recorded $3 million of impairments related to other long-lived assets in 2013. In 2012, we recorded $1 million of impairments of other intangibles related to the cancellation of an in-process research and development project. We also recorded $1 of impairments related to other long-lived assets in 2012. We performed impairment analyses of purchased intangible assets in 2011 and recorded $3 million of impairment charges primarily related to a business where we ceased operations. We also recorded $8 million of impairments related to other long-lived assets in 2011.

Restructuring. The main component of our restructuring plan is related to workforce reductions. Workforce reduction charges are accrued when payment of benefits becomes probable that the employees are entitled to the severance and the amounts can be estimated. If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and other related charges could be materially different, either higher or lower, than those we have recorded.

Accounting for income taxes. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, and in the calculation of certain tax assets and liabilities which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as interest and penalties related to uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Significant management judgment is also required in determining whether deferred tax assets will be realized in full or in part. When it is more-likely-than-not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. We consider all available positive and negative evidence on a jurisdiction-by-jurisdiction basis when assessing whether it is more likely than not that deferred tax assets are recoverable. We consider evidence such as our past operating results, the existence of losses in recent years and our forecast of future taxable income. In the fourth quarter of fiscal 2012 we released the valuation allowance for the majority of our U.S. deferred tax assets. At October 31, 2013, we continue to recognize a valuation allowance for certain U.S. state and foreign deferred tax assets. We intend to maintain a valuation allowance in these jurisdictions until sufficient positive evidence exists to support its reversal.

We have not provided for all U.S. federal income and foreign withholding taxes on the undistributed earnings of some of our foreign subsidiaries because we intend to reinvest such earnings indefinitely. Should we decide to remit this income to the U.S. in a future period, our provision for income taxes will increase materially in that period.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax

law and regulations in a multitude of jurisdictions. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. In accordance with the guidance on the accounting for uncertainty in income taxes, for all U.S. and other tax jurisdictions, we recognize potential liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes and interest will be due. The ultimate resolution of tax uncertainties may differ from what is currently estimated, which could result in a material impact on income tax expense. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. We include interest and penalties related to unrecognized tax benefits within the provision for income taxes on the consolidated statements of operations.

As a part of our accounting for business combinations, intangible assets are recognized at fair values and goodwill is measured as the excess of consideration transferred over the net estimated fair values of assets acquired. Impairment charges associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the period that any impairment is recorded. Amortization expenses associated with acquired intangible assets are generally not tax deductible and therefore deferred tax liabilities have been recorded for non-deductible amortization expenses as a part of the accounting for business combinations.

Adoption of New Pronouncements

See Note 2, "New Accounting Pronouncements," to the consolidated financial statements for a description of new accounting pronouncements.

Restructuring

In the second quarter of 2013, we accrued for a targeted restructuring program that is expected to reduce Agilent's total headcount by approximately 450 regular employees, representing approximately 2 percent of our global workforce. The timing and scope of workforce reductions will vary based on local legal requirements. When completed, the restructuring program is expected to result in an approximately $50 million reduction in annual cost of sales and operating expenses. In addition we have been streamlining our manufacturing operations. As part of this action, we anticipate the reduction of approximately 250 positions to reduce our annual cost of sales.

For the year ended October 31, 2013 we accrued $53 million associated with the headcount reductions. Within the U.S, we have substantially completed these restructuring activities. Internationally, we expect to complete the majority of these restructuring activities by the end of the second half of fiscal 2014. As of October 31, 2013, approximately 250 employees were terminated and $29 million was paid under the targeted restructuring program and 100 employees were terminated under the streamlining of manufacturing.

Foreign Currency

Our revenues, costs and expenses, and monetary assets and liabilities are exposed to changes in foreign currency exchange rates as a result of our global operating and financing activities. We hedge revenues, expenses and balance sheet exposures that are not denominated in the functional currencies of our subsidiaries on a short term and anticipated basis. We do experience some fluctuations within individual lines of the consolidated statement of operations and balance sheet because our hedging program is not designed to offset the currency movements in each category of revenues, expenses, monetary assets and liabilities. Our hedging program is designed to hedge currency movements on a relatively short-term basis (up to a rolling twelve month period). Therefore, we are exposed to currency fluctuations over the longer term. To the extent that we are required to pay for all, or portions, of an acquisition price in foreign currencies, Agilent may enter into foreign exchange contracts to reduce the risk that currency movements will impact the U.S. dollar cost of the transaction.

Results from Operations

Orders and Net Revenue

	Years Ended October 31,			2013 over 2012 % Change	2012 over 2011 % Change
	2013	2012	2011		
		(in millions)			
Orders	$ 6,827	$ 6,877	$ 6,769	(1)%	2%
Net revenue:					
Products	$ 5,534	$ 5,659	$ 5,482	(2)%	3%
Services and other	$ 1,248	$ 1,199	$ 1,133	4%	6%
Total net revenue	$ 6,782	$ 6,858	$ 6,615	(1)%	4%

	Years Ended October 31,			2013 over 2012 Ppts Change	2012 over 2011 Ppts Change
	2013	2012	2011		
% of total net revenue:					
Products	82%	83%	83%	(1) ppt	—
Services and other	18%	17%	17%	1 ppt	—
Total	100%	100%	100%		

In general, recorded orders represent firm purchase commitments from our customers with established terms and conditions for products and services that will be delivered within six months. Agilent's total orders in 2013 were $6,827 million, a decrease of 1 percent when compared to 2012. Foreign currency movements had an unfavorable impact of approximately 2 percentage points for the year ended October 31, 2013 when compared to 2012. The increase in orders associated with the Dako acquisition accounted for approximately 3 percentage points of total order growth for the year ended October 31, 2013 when compared to 2012. Within our life sciences and diagnostics business orders increased 16 percent in 2013 compared to 2012 with 13 percentage points of order increase attributable to the Dako acquisition. Chemical analysis orders increased 2 percent in 2013 when compared to 2012 and electronic measurement businesses orders decreased 13 percent when compared to 2012. Agilent's total orders in 2012 increased 2 percent when compared to 2011. The increase in orders associated with the Dako acquisition accounted for 2 percentage points of order growth for the year ended October 31, 2012 when compared to 2011. Within our life sciences and diagnostics business orders increased due to the Dako acquisition and were flat in chemical analysis and electronic measurement when compared to 2011.

Agilent's net revenue of $6,782 million decreased 1 percent when compared to 2012. Foreign currency movements for 2013 had an unfavorable impact of approximately 1 percentage point compared to 2012. Revenue associated with the Dako acquisition accounted for approximately 4 percentage points of the revenue growth for the year ended October 31, 2013 when compared to 2012. Within our life sciences and diagnostics business revenue increased 16 percent in 2013 compared to 2012 with 13 percentage points of revenue increase attributable to the Dako acquisition. Excluding the effects of the Dako acquisition, there was growth in demand for life sciences and diagnostics products and services led by pharmaceutical and biotechnology and clinical markets. There was a decrease in demand from the academic and government market for the year ended October 31, 2013, when compared to the prior year. Within our chemical analysis business revenue grew 2 percent in 2013 compared with the prior year. There were modest increases in revenue from the food safety and petrochemical markets, but environmental and forensics markets were down when compared to the prior year. Within electronic measurement, total revenue decreased when compared to the prior year by 13 percent. General purposes markets decreased with aerospace and defense flat and computer and semi-conductor markets down when compared to 2012. Also within electronic measurement, the communications test business decreased for the year ended October 31, 2013 when compared to the prior year with wireless R&D down moderately but wireless manufacturing showing a significant shortfall compared to the prior year mostly driven by the loss of business from a large customer with whom we could not agree on contractual terms. Agilent's total net revenue in 2012 increased 4 percent when compared to 2011. The revenue increase associated with the Dako acquisition accounted for approximately 2 percentage points of revenue increase for the year ended October 31, 2012 when

compared to 2011. Foreign currency movements for 2012 had an unfavorable impact of approximately 1 percentage point compared to 2011. Note 21, "Segment Information" shows a reconciliation between segment revenue and net revenue.

Services and other revenue include revenue generated from servicing our installed base of products, warranty extensions and consulting. Services and other revenue increased 4 percent in 2013 as compared to 2012. The service and other revenue growth is higher than product revenue growth due to a portion of the revenue being driven more by the previously installed base than current period product sales. Services and other revenue increased 6 percent in 2012 as compared to 2011.

Backlog

Backlog represents the amount of revenue expected from orders that have already been booked, including orders for goods and services that have not been delivered to customers, orders invoiced but not yet recognized as revenue, and orders for goods that were shipped but not invoiced, awaiting acceptance by customers.

On October 31, 2013, our unfilled backlog for the electronic measurement business was approximately $760 million, as compared to approximately $800 million at October 31, 2012. On October 31, 2013, our unfilled backlog for the chemical analysis business was approximately $380 million, as compared to approximately $360 million at October 31, 2012. Within our life sciences and diagnostics business, our unfilled backlog was approximately $520 million on October 31, 2013 as compared to approximately $530 million at October 31, 2012. We expect that a majority of the unfilled backlog for all three businesses will be delivered to customers within six months. On average, our unfilled backlog represents approximately three months' worth of revenues. We believe backlog on any particular date, while indicative of short-term revenue performance, is not necessarily a reliable indicator of medium or long-term revenue performance.

Costs and Expenses

	Years Ended October 31,			2013 over 2012	2012 over 2011
	2013	2012	2011	Change	Change
Gross margin on products	53.5%	53.9%	54.9%	—	(1) ppt
Gross margin on services and other	46.2%	46.1%	45.9%	—	—
Total gross margin	52.1%	52.6%	53.3%	—	(1) ppt
Operating margin	14.0%	16.3%	16.2%	(2) ppts	—
(in millions)					
Research and development	$ 704	$ 668	$ 649	5%	3%
Selling, general and administrative	$ 1,880	$ 1,817	$ 1,809	3%	—%

In 2013, total gross margin was flat in comparison to 2012. Increased costs, in particular, intangible amortization from the acquisition of Dako, restructuring expenses and inventory charges were offset by a decrease in variable and incentive pay. In 2012, total gross margin decreased 1 percentage point in comparison to 2011. The unfavorable impact of product mix, increased intangible amortization related to the Dako acquisition were offset by lower variable and incentive pay. Operating margins in 2013 decreased 2 percentage points compared to 2012 as a result of increased operating expenses associated with the Dako acquisition, including increased intangible asset amortization, restructuring costs, higher wages and increased inventory charges offset by lower variable and incentive pay. Operating margins in 2012 were flat when compared to 2011. This was the result of maintaining cost control through a decrease in variable and incentive pay while absorbing increases in expenditure from Dako and wage increases.

Gross inventory charges were $48 million in 2013 and $30 million in 2012 and 2011. Sales of previously written down inventory were $7 million in 2013 and $5 million in 2012 and 2011.

Our research and development efforts focus on potential new products and product improvements covering a wide variety of technologies, none of which is individually significant to our operations. We conduct

five types of research and development: basic research, foundation technologies, communications, life sciences and measurement. Our research seeks to improve on various technical competencies in electronics, software, systems and solutions, life sciences and photonics. In each of these research fields, we conduct research that is focused on specific product development for release in the short-term as well as other research that is intended to be the foundation for future products over a longer time-horizon. Some of our product development research is designed to improve on the more than 20,000 products already in production, focus on major new product releases, and develop new product segments for the future. Due to the breadth of research and development projects across all of our businesses, there are a number of drivers of this expense. We remain committed to invest significantly in research and development and have focused our development efforts on key strategic opportunities to align our business with available markets and position ourselves to capture market share.

Research and development expenditures increased 5 percent in 2013 compared to 2012. Increased expenditure was due to our continued investment in new product development and technologies, increased costs due to Dako, restructuring costs and wage increases, partially offset by lower variable and incentive pay. Research and development expenditures increased 3 percent in 2012 compared to 2011. Increased expenditure was due to increased costs due to Dako offset by lower variable and incentive pay. We remain committed to invest approximately 10 percent of revenues in research and development and have focused our development efforts on key strategic opportunities in order to align our business with available markets and position ourselves to capture market share.

Selling, general and administrative expenses increased 3 percent in 2013 compared to 2012. Increases were due to the acquisition of Dako, including amortization of intangible assets, wage increases and investments in sales channel coverage in emerging geographies and restructuring costs offset by decreases in variable and incentive pay. Selling, general and administrative expenses were flat in 2012 when compared to 2011. Increases were due to the acquisition of Dako, wage increases and investments in sales channel coverage offset by decreases in variable and incentive pay and lower commissions.

Interest expense for the years ended October 31, 2013, 2012 and 2011 was $107 million, $101 million and $86 million, respectively, and relates to the interest charged on our senior notes offset by the amortization of deferred gains recorded upon termination of interest rate swap contracts.

At October 31, 2013, our headcount was approximately 20,600 compared to 20,500 in 2012 and 18,700 in 2011. A significant proportion of the increase in headcount in 2012 compared with 2011 was due to the Dako acquisition.

Income Taxes

	Years Ended October 31,		
	2013	2012	2011
		(in millions)	
Provision (benefit) for income taxes	$ 135	$ (110)	$ 20

For 2013, the effective tax rate was 16 percent. The 16 percent effective tax rate is lower than the U.S. statutory rate primarily due to the mix of earnings in non-U.S. jurisdictions taxed at lower statutory rates; in particular Singapore where we enjoy tax holidays. The effective tax rate also included a $12 million out-of-period adjustment to increase tax expense, recognized in the second quarter of 2013, associated with the write off of deferred tax assets related to foreign tax credits incorrectly claimed in prior years.

For 2012, the effective tax rate was a benefit of 11 percent. The 11 percent effective tax rate benefit reflected tax on earnings in jurisdictions that had low effective tax rates and included a $280 million tax benefit due to the reversal of a valuation allowance for most U.S. federal and state deferred tax assets. Valuation allowances require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. In the fourth quarter of 2012, management concluded that the valuation allowance for most of Agilent's U.S. federal and state deferred tax assets is no longer needed primarily due to the emergence from cumulative losses in recent years, the return to sustainable U.S. operating profits and the expectation of sustainable profitability in future periods. As of October 31, 2012, the cumulative positive evidence outweighed

the negative evidence regarding the likelihood that most of the deferred tax asset for Agilent's U.S. consolidated income tax group will be realized. Accordingly, we recognized a non-recurring tax benefit of $280 million relating to the valuation allowance reversal. The effective tax rate also included a non-recurring tax expense of $88 million relating to an increase in the overall residual U.S. tax expected to be imposed upon the repatriation of unremitted foreign earnings previously considered permanently reinvested. During the fourth quarter of 2012, we assessed the forecasted cash needs and overall financial position of our foreign subsidiaries and determined that a portion of previously permanently reinvested earnings would no longer be reinvested overseas. The effective tax rate was also reduced by a $68 million tax benefit primarily associated with the recognition of previously unrecognized tax benefits and the reversal of the related interest accruals due to the reassessment of certain uncertain tax positions relating to foreign jurisdictions.

For 2011, the effective tax rate was 2 percent. The 2 percent effective tax rate reflects tax on earnings in jurisdictions that had low effective tax rates and includes a $97 million net tax benefit primarily associated with a refund in Canada and the recognition of previously unrecognized tax benefits and the reversal of the related interest accruals due to the reassessment of certain uncertain tax positions. The income tax provision also included a $26 million out of period adjustment to reduce the carrying value of certain U.K. deferred tax assets for which the majority was recorded in the quarter ended April 30, 2011. The overstatement of these deferred tax assets resulted in an overstatement of the U.K. valuation allowance release in the fourth quarter of 2010. For the full year, this out of period adjustment was substantially offset by other out of period adjustments. The net impact of all out of period adjustments on the effective tax rate was immaterial. Without considering interest and penalties, the effective rate reflected taxes in all jurisdictions except the U.S. and certain foreign jurisdictions in which income tax expense or benefit continued to be offset by adjustments to valuation allowances.

Agilent enjoys tax holidays in several different jurisdictions, most significantly in Singapore. The tax holidays provide lower rates of taxation on certain classes of income and require various thresholds of investments and employment or specific types of income in those jurisdictions. The tax holidays are due for renewal between 2015 and 2023. As a result of the incentives, the impact of the tax holidays decreased income taxes by $127 million, $122 million, and $127 million in 2013, 2012, and 2011, respectively. The benefit of the tax holidays on net income per share (diluted) was approximately $0.37, $0.35, and $0.36 in 2013, 2012 and 2011, respectively.

In accordance with the guidance on the accounting for uncertainty in income taxes, for all U.S. and other tax jurisdictions, we recognize potential liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes and interest will be due. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. We include interest and penalties related to unrecognized tax benefits within the provision for income taxes on the consolidated statements of operations.

In the U.S., tax years remain open back to the year 2006 for federal income tax purposes and the year 2000 for significant states. Agilent's U.S. federal income tax returns for 2006 through 2007 are currently under audit by the IRS. During the three months ended July 31, 2012, the company received a Revenue Agents Report ("RAR") for these years and filed a protest to dispute certain adjustments, the most significant of which pertains to the amount of a gain from the disposition of a business that was allocated to the U.S. for income tax purposes. There can be no assurance that the outcome of this dispute will not have a material effect on our operating results or financial condition. In other major jurisdictions where the company conducts business, the tax years generally remain open back to the year 2003. With these jurisdictions and the U.S., it is reasonably possible that there could be significant changes to our unrecognized tax benefits in the next twelve months due to either the expiration of a statute of limitation or a tax audit settlement. Given the number of years and numerous matters that remain subject to examination in various tax jurisdictions, management is unable to estimate the range of possible changes to the balance of our unrecognized tax benefits.

Segment Overview

We formed a new operating segment in the fourth fiscal quarter of 2013. The new life sciences and diagnostics segment was formed by the combination of the life sciences business plus the diagnostics and

genomics business. Following this reorganization, we have three business segments comprised of the life sciences and diagnostics business, the chemical analysis business and the electronic measurement business. The historical segment financial information for the life sciences and diagnostics segment has been recast to conform to this new reporting structure in our financial statements.

Life Sciences and Diagnostics

Our life sciences and diagnostics business provides application-focused solutions that include reagents, instruments, software, consumables, and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products, as well as enable customers in the clinical and life sciences research areas to interrogate samples at the molecular level. Key product categories include: liquid chromatography ("LC") systems, columns and components; liquid chromatography mass spectrometry ("LCMS") systems; laboratory software and informatics systems; laboratory automation and robotic systems; dissolution testing; nucleic acid solutions; Nuclear Magnetic Resonance, Magnetic Resonance Imaging, and X-Ray Diffraction systems; services and support for the aforementioned products; immunohistochemistry; In Situ Hybridization; Hematoxylin and Eosin staining; special staining, DNA mutation detection; genotyping; gene copy number determination; identification of gene rearrangements; DNA methylation profiling; gene expression profiling; next generation sequencing target enrichment; and automated gel electrophoresis-based sample analysis systems. We also collaborate with a number of major pharmaceutical companies to develop new potential pharmacodiagnostics, also called companion diagnostics, with the potential of identifying patients most likely to benefit from a specific targeted therapy.

Orders and Net Revenue

	Years Ended October 31,			2013 over 2012	2012 over 2011
	2013	2012	2011	Change	Change
		(in millions)			
Orders	$ 2,319	$ 1,993	$ 1,875	16%	6%
Net revenue from products	$ 1,868	$ 1,578	$ 1,424	18%	11%
Net revenue from services and other	432	406	368	6%	10%
Total net revenue	$ 2,300	$ 1,984	$ 1,792	16%	11%

Life sciences and diagnostics orders in 2013 grew 16 percent compared to 2012. Foreign currency movements had an unfavorable impact of 2 percentage point on order growth when compared to the prior year. Incremental orders associated with the Dako acquisition in 2013 accounted for 13 percentage points of the order growth. Excluding the impact of the Dako acquisition, order results were led by demand in the LC, genomics, services and consumables portfolios. Geographically, orders grew 16 percent in the Americas, grew 27 percent in Europe, declined 2 percent in Japan, and grew 9 percent in other Asia Pacific during 2013 when compared to 2012. Life sciences and diagnostics orders in 2012 increased 6 percent compared to 2011. Foreign currency movements had an unfavorable impact of 1 percentage point on order growth when compared to the prior year. Excluding the impact of the Dako acquisition, order growth was driven by strength in informatics, microfluidics, nucleic acid, and services. Budget constraints and cautious spending weighed on the results in 2012.

Life sciences and diagnostics net revenue in 2013 increased 16 percent compared to 2012. Revenue associated with the Dako acquisition accounted for 17 percent of our life sciences and diagnostics business and 13 percentage points of the revenue growth in 2013. Foreign currency movements for 2013 had an unfavorable impact of 1 percentage point compared to 2012. Excluding the impact of the Dako acquisition, revenue growth was led by strength in LC, consumables and services portfolios. Geographically, revenue grew 13 percent in the Americas, grew 26 percent in Europe, declined 2 percent in Japan, and grew 12 percent in other Asia Pacific during 2013 when compared to 2012. Though European countries continue to focus on addressing the financial downturn and continued austerity measures, Europe had the strongest performance with particular demand in the diagnostics and pharma markets. Life sciences and diagnostics revenue in 2012 increased 11 percent compared to 2011. Foreign currency movements for 2012 had an unfavorable impact of 2 percentage points compared to 2011. Excluding the impact of the Dako acquisition, revenue strength was led by LCMS, informatics, automation and services.

End market performance reflected slow growth across most markets in 2013. Pharmaceutical and biotech market was soft overall as budgets continued to be tightened. Customers are investing to upgrade technology, such as advanced LCMS applications, to stay ahead of the curve in biologic drugs yet still maintain an edge in chemical drugs, particularly in generic drugs and emerging markets. The academia and government market continued to see the dampening effects of the U.S. sequestration and weak macroeconomic environment in Europe, though we saw some signs of stabilization in Europe in the latter part of the 2013. The diagnostics market experienced solid growth in pathology, reagent partnerships and companion diagnostics and the clinical market remained robust during the year reflecting record volumes in the latter part of 2013 for our genomics products. Applied markets were flat as growth in food and petrochemical saw good demand from China and other emerging markets, but was largely offset by declines in environmental and forensics markets as tight government budgets continued to constrain demand in the U.S. and Europe.

Looking forward, we are optimistic about our growth opportunities in the life sciences and diagnostics markets as our broad portfolio of products and solutions are well suited to address customer needs. We continue to invest in expanding and improving our applications and solutions portfolio. We expect low spending levels to continue in academic and government markets given the U.S. budget sequestration and continued austerity in most developed countries, but we expect businesses such as consumables and services and the continued need to refresh aging instrumentation to partially offset this effect. We remain positive about our growth in our clinical and clinical research markets, as adoption of our SureSelect and HaloPlex sequencing target enrichment solutions continue. The fourth quarter of 2013 marked the commercial launch of the new Dako Omnis autostainer. First installations of this platform have taken place, and we are seeing good acceptance of orders in both the U.S. and Europe.

Gross Margin and Operating Margin

The following table shows the life sciences and diagnostics business' margins, expenses and income from operations for 2013 versus 2012, and 2012 versus 2011.

	Years Ended October 31,			2013 over 2012	2012 over 2011
	2013	2012	2011	Change	Change
Total gross margin	54.3%	53.3%	52.0 %	1 ppt	1 ppt
Operating margin	16.4%	14.8%	13.2 %	2 ppts	2 ppts
(in millions)					
Research and development	$ 228	$ 195	$ 174	17%	12%
Selling, general and administrative	$ 645	$ 567	$ 522	14%	9%
Income from operations	$ 377	$ 295	$ 237	28%	24%

Gross margins in 2013 increased 1 percentage point compared to 2012. The increase in gross margins was mainly due to the impact of the Dako acquisition, along with favorable volume, lower infrastructure expenses, lower variable pay, partially offset by unfavorable product mix and unfavorable standard cost. Gross margins increased 1 percentage point in 2012 compared to 2011 mainly due to the impact of the Dako acquisition, favorable volume and lower material costs, which were offset by higher infrastructure costs and unfavorable product mix.

Research and development expenses increased 17 percent in 2013 compared to 2012. The increase was due to the impact of the Dako acquisition. Research and development expenses increased 12 percent in 2012 compared to 2011, mostly due to the impact of the Dako acquisition and investments in new product development.

Selling, general and administrative expenses increased 14 percent in 2013 compared to 2012. Selling, general and administrative expenses increased 9 percent in 2012 compared to 2011. The increase was due to the impact of the Dako acquisition in both periods.

Operating margins increased by 2 percentage points in 2013 compared to 2012. The increases were mainly due to the impact of the Dako acquisition and favorable gross profit from higher revenue. Operating margins increased 2 percentage points in 2012 compared to 2011.The increase was due to the impact of the Dako acquisition, favorable gross profit from higher revenue outpacing operating expense growth.

Income from Operations

Income from operations in 2013 increased by $82 million or 28 percent on a revenue increase of $316 million, a 26 percent year-over-year operating margin incremental. Income from operations in 2012 increased $58 million or 24 percent on a revenue increase of $192 million. Operating margin incremental is measured by the increase in income from operations compared to the prior period divided by the increase in revenue compared to the prior period.

Chemical Analysis

Our chemical analysis business provides application-focused solutions that include instruments, software, consumables, and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Key product categories in chemical analysis include: gas chromatography (GC) systems, columns and components; gas chromatography mass spectrometry (GC-MS) systems; inductively coupled plasma mass spectrometry (ICP-MS) instruments; atomic absorption (AA) instruments; inductively coupled plasma optical emission spectrometry (ICP-OES) instruments; molecular spectroscopy instruments; software and data systems; vacuum pumps and measurement technologies; services and support for our products.

Orders and Net Revenue

	Years Ended October 31,			2013 over 2012 Change	2012 over 2011 Change
	2013	2012	2011		
		(in millions)			
Orders	$ 1,642	$ 1,604	$ 1,589	2%	1%
Net revenue from products	$ 1,232	$ 1,219	$ 1,194	1%	3%
Net revenue from services and other	362	340	324	6%	5%
Total net revenue	$ 1,594	$ 1,559	$ 1,518	2%	3%

Chemical analysis orders in 2013 increased 2 percent compared to 2012. Foreign currency movements for 2013 had an unfavorable impact of 2 percentage point compared to 2012. Order results were led by solid performance in services, consumables, and ICP-MS instruments. Strength in these areas was offset by declines in GC-MS systems and flat orders in vacuum pump products. Geographically, orders were flat in the Americas, increased 5 percent in Europe, declined 14 percent in Japan (includes unfavorable currency impact of 16 percentage points), and grew 6 percent in other Asia Pacific during 2013 when compared to 2012. In the Americas the overall government spending remains weak. Total Asia Pacific orders reflected continued weakness in unfavorable currency impacts in Japan orders offset by continued growth in both China and South Asia Pacific and Korea. Chemical analysis orders in 2012 increased 1 percent compared to 2011 due to strength in services and consumables, along with GC-MS and ICP-MS instruments.

Chemical analysis net revenue in 2013 increased 2 percent compared to 2012. Foreign currency movements for 2013 had an unfavorable impact of 2 percentage point compared to 2012. Revenue growth was led by services and consumables. GC and GC-MS weaknesses were offset by strength in ICP-MS and AA and ICP-OES instruments. Geographically, revenue grew 3 percent in the Americas, grew 1 percent in Europe, declined 17 percent in Japan (including a 15 percentage point unfavorable currency impact), and grew 8 percent in other Asia Pacific. Brazil, China, and India in particular had strong revenue growth in 2013, each having double digit growth. Chemical analysis revenue grew 3 percent in 2012 compared to 2011, led by services and consumables, along with strength in ICP-MS.

Chemical analysis saw mixed growth in the core end markets. The demand to export safe and high quality food in emerging markets remains strong, and their government funding continues to drive strength for purchases of GC and GC-MS instruments. Chemical and energy end markets saw modest increases in 2013 compared to

2012, driven primarily by stronger demand in China and a bright outlook for petrochemicals in North America. In forensics, the spread of designer drugs continues to drive the need for GC-MS systems, particularly in Europe. Environmental demand in mature markets is tempered by continued government budget constraints. In emerging economies, testing to ensure the quality and safety of drinking water is a factor in economic growth and has led to the demand for GC-MS and ICP-MS instruments. Other applied markets showed mid-single digit growth, with growth in pharmaceutical and bio tech markets being offset by a decline in academic and government markets.

Strength in 2013 and our fourth quarter results reflect a positive outlook for the chemical analysis core end markets. We will continue to invest in research and development, and seek to expand our position in developing countries and emerging markets. New instrument launches over the next twelve months, as well as continued market acceptance of our new products released in 2013, will help with our product differentiation and competitive position.

Gross Margin and Operating Margin

The following table shows the chemical analysis business's margins, expenses and income from operations for 2013 versus 2012, and 2012 versus 2011.

	Years Ended October 31,			2013 over 2012 Change	2012 over 2011 Change
	2013	2012	2011		
Total gross margin	51.7%	51.4%	51.1%	—	—
Operating margin	22.3%	21.7%	20.6%	1 ppt	1 ppt
(in millions)					
Research and development	$ 94	$ 93	$ 92	2%	—
Selling, general and administrative	$ 374	$ 371	$ 371	1%	—
Income from operations	$ 355	$ 338	$ 313	5%	8%

Gross margins in 2013 remained flat compared to 2012. Higher product discounts and unfavorable foreign currency movements were offset by favorable manufacturing overhead costs and favorable revenue volume. Gross margin also remained flat in 2012 compared to 2011, driven by higher product discounts offsetting favorable revenue volume and lower material costs.

Research and development expenses increased 2 percent in 2013 compared to 2012, driven mainly by our continued investment in instrument products. Research and development expenses remained flat in 2012 compared to 2011.

Selling, general, and administrative expenses increased 1 percent in 2013 compared to 2012 mainly due to higher infrastructure expenses and commissions partially offset by reduced discretionary expenses including marketing programs and travel. Selling, general, and administrative expenses remained flat in 2012 compared to 2011, primarily driven by investments in sales channel coverage with a focus on emerging markets being offset by lower commissions and discretionary spending.

Operating margins increased by 1 percentage point in 2013 compared to 2012. The increase was mainly due to favorable gross profit from higher revenue while holding expenses fairly flat. Operating margins increased 1 percentage point from 2012 compared to 2011, mainly due to favorable gross profit from higher revenue while holding expenses flat.

Income from Operations

Income from operations in 2013 increased by $17 million or 5 percent on a revenue increase of $35 million, a 49 percent year-over-year operating margin incremental. Income from operations in 2012 increased by $25 million or 8 percent compared to 2011 on a revenue increase of $41 million, or 60 percent year-over-year operating margin incremental.

Electronic Measurement

Our electronic measurement business provides electronic measurement instruments and systems, software design tools and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment, and microscopy products. Related services include start-up assistance, instrument productivity and application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer's product lifecycle.

Orders and Net Revenue

	Years Ended October 31,			2013 over 2012	2012 over 2011
	2013	2012	2011	Change	Change
		(in millions)			
Orders	$ 2,866	$ 3,280	$ 3,305	(13)%	(1)%
Net revenue from products	$ 2,434	$ 2,862	$ 2,875	(15)%	—
Net revenue from services and other	454	453	441	—	3%
Total net revenue	$ 2,888	$ 3,315	$ 3,316	(13)%	—

Electronic measurement orders declined 13 percent in 2013 compared to 2012. Foreign currency movements had an unfavorable impact of 2 percentage points on the year-over-year compare. Orders were lower for all market segments, including aerospace and defense; industrial, computer, and semiconductor test; and communications test, which decreased year-over-year primarily due to lower wireless manufacturing demand relating to the loss of business from a large customer with whom we could not agree on contractual terms. On a geographic basis, orders declined 20 percent in the Americas, 12 percent in Japan, 7 percent in Asia Pacific excluding Japan, and 4 percent in Europe. The decline in orders in the Americas was driven by weak communications test and soft aerospace and defense demand. Japan orders were lower due to the unfavorable impact of currency movements, improving by 1 percent year-over-year in local currency. Electronic measurement orders declined 1 percent in 2012 compared to 2011; weak industrial and slightly lower aerospace and defense orders were mostly offset by growth in computer and semiconductor and communications test business.

Electronic measurement revenue declined 13 percent in 2013 compared to 2012 primarily on lower wireless manufacturing and industrial, computer and semiconductor test demand. The unfavorable impact of foreign currency movements contributed to 2 percentage points of the year-over-year decline. Revenue from the Americas decreased 19 percent on significantly lower wireless manufacturing demand and soft general purpose test business. Japan revenue was 14 percent lower year-over-year but declined only 3 percent in local currency. Asia Pacific excluding Japan decreased 7 percent, and Europe declined 6 percent when compared to last year. Revenue from products was 15 percent lower compared to 2012 while service related revenue was flat. Electronic measurement revenue was flat in 2012 compared to 2011 on flat demand in both general purpose and communications test. Within communications test, strong wireless manufacturing test revenue was offset by lower wireless R&D and broadband communications test business.

General purpose test revenue, representing approximately 66 percent of electronic measurement business, declined year-over-year on weak industrial, computer, and semiconductor test demand. Our aerospace and defense business was flat year-over-year on lower demand in the Americas offset by stronger spending in Europe. Semiconductor test revenue declined on moderating investments in new process technology and weak manufacturing demand. The shift from personal computers to lower priced, more highly integrated tablets has resulted in a reduction in test equipment demand. Uncertain global economic conditions contributed to lower industrial test business. In 2012, general purpose test represented approximately 63 percent of electronic measurement revenue with slight growth in computers and semiconductor business, flat industrial test demand, and a slight decline in aerospace and defense compared to 2011.

Communications test revenue, representing approximately 34 percent of total electronic measurement, declined year-over-year primarily due to significantly lower wireless manufacturing demand driven by the loss of

business from a large customer with whom we could not agree on contractual terms. Wireless R&D spending remained soft reflecting a cautious spending environment though long-term industry fundamentals remain intact, with continued interest in high data rate applications such as long-term evolution (LTE). In 2012, communications test represented approximately 37 percent of total electronic measurement revenue; strong wireless manufacturing test demand was offset by lower wireless R&D and broadband communications business.

The outlook across market segments remains mixed. There continues to be downward pressure on aerospace and defense demand with near-term uncertainty relating to the budget for the United States. We expect to see improvement in semiconductor test considering the order strength in the last quarter of fiscal year 2013. Communications test is expected to improve in the near term on investment in wireless R&D for next generation formats and more stable wireless manufacturing demand. Longer term growth drivers such as mobility and transformational initiatives, including modular and hand-held instrumentation, support our ongoing investments.

Gross Margin and Operating Margin

The following table shows the electronic measurement business's margins, expenses and income from operations for 2013 versus 2012 and 2012 versus 2011.

	Years Ended October 31,			2013 over 2012 Change	2012 over 2011 Change
	2013	2012	2011		
Total gross margin	56.9%	56.9%	58.4%	—	(2) ppts
Operating margin	18.9%	22.7%	22.9%	(4) ppts	—
(in millions)					
Research and development	$ 365	$ 375	$ 379	(3)%	(1)%
Selling, general and administrative	$ 733	$ 761	$ 798	(4)%	(5)%
Income from operations	$ 544	$ 751	$ 760	(28)%	(1)%

Gross margins were flat in 2013 compared to 2012 on lower revenue. On a volume-adjusted basis, gross margins were higher year-over-year primarily due to the lower proportion of wireless manufacturing business. A decline in variable and incentive pay and reduced infrastructure spending were offset by higher inventory charges and wage increases. In 2012, gross margins declined 2 percentage points compared to 2011 on flat revenue primarily driven by the unfavorable impact of a higher proportion of lower gross margin wireless manufacturing business.

Research and development expenses declined 3 percent in 2013 compared to 2012. Reductions in development spending, variable and incentive pay, and infrastructure related expenses, and the favorable impact of currency movements were partially offset by investments in acquisitions and wage increases. Research and development expenses declined 1 percent in 2012 compared to 2011 on lower variable and incentive pay and infrastructure costs partially offset by incremental spending on acquisitions and wage increases.

Selling, general and administrative expenses decreased 4 percent in 2013 compared to 2012. Reductions in discretionary spending, lower variable and incentive pay, and the favorable impact of currency movements were partially offset by wage increases. Selling, general and administrative expenses decreased 5 percent in 2012 compared to 2011 on lower variable and incentive pay, infrastructure costs and commissions partially offset by wage increases.

Operating margins declined by 4 percentage points in 2013 compared to 2012 on lower revenue partially offset by reduced operating expenses. Operating margins were approximately the same in 2012 compared to 2011 on flat revenue with the net impact of lower gross margins mostly offset by reductions in operating expenses.

Income from Operations

Income from operations in 2013 declined by $207 million or 28 percent compared to 2012 on a revenue decrease of $427 million, a 48 percent year-over-year operating margin decrement, reflecting the net impact of lower revenue partially offset by expense reductions. Income from operations in 2012 decreased by $9 million or 1 percent compared to 2011 on flat revenue, with the impact of lower gross margins mostly offset by reductions in expenses.

Financial Condition

Liquidity and Capital Resources

Our financial position as of October 31, 2013 consisted of cash and cash equivalents of $2,675 million as compared to $2,351 million as of October 31, 2012.

As of October 31, 2013, approximately $2,552 million of our cash and cash equivalents is held outside of the U.S. in our foreign subsidiaries. Most of the amounts held outside of the U.S. could be repatriated to the U.S. but, under current law, would be subject to U.S. federal and state income taxes, less applicable foreign tax credits. Agilent has accrued for U.S. federal and state tax liabilities on the earnings of its foreign subsidiaries except when the earnings are considered indefinitely reinvested outside of the U.S. Repatriation could result in additional material U.S. federal and state income tax payments in future years. We utilize a variety of funding strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed.

On June 21, 2012, we completed the acquisition of Dako A/S through the acquisition of 100% of the share capital of Dako A/S, a limited liability company incorporated under the laws of Denmark ("Dako"), under the share purchase agreement, dated May 16, 2012. As a result of the acquisition, Dako has become a wholly-owned subsidiary of Agilent. The consideration paid was approximately $2,143 million, $1,400 million was paid directly to the seller and $743 million was paid to satisfy the outstanding debt of Dako. Agilent funded the acquisition using existing cash. The acquisition has been accounted for in accordance with the authoritative accounting guidance and the results of Dako are included in Agilent's consolidated financial statements from the date of acquisition.

We believe our cash and cash equivalents, cash generated from operations, and ability to access capital markets and credit lines will satisfy, for the foreseeable future, our liquidity requirements, both globally and domestically, including the following: working capital needs, capital expenditures, business acquisitions, stock repurchases, cash dividends, contractual obligations, commitments, principal and interest payments on debt, and other liquidity requirements associated with our operations.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $1,152 million in 2013 as compared to $1,228 million provided in 2012 and $1,260 million provided in 2011. We received $65 million in interest rate swap proceeds and $61 million in respect of a tax sharing settlement with Hewlett Packard Company during the year ended October 31, 2011. We paid approximately net taxes of $110 million in 2013, as compared to net $86 million in taxes in 2012 and net $22 million in 2011.

In 2013, accounts receivable provided cash of $14 million, provided cash of $19 million in 2012 and provided cash of $11 million in 2011. Days' sales outstanding were 47 days in 2013, 47 days in 2012 and 45 days in 2011. Accounts payable used cash of $27 million in 2013, used cash of $31 million in 2012 and used cash of $35 million in 2011. Cash used in inventory was $100 million in 2013, $52 million in 2012 and $208 million in 2011. Inventory days on-hand increased to 118 days in 2013 compared to 108 days in 2012 and 100 days in 2011. The increase in days on-hand was due to the reduced shipment volume within our electronic measurement business.

We contributed $30 million, $30 million and $33 million to our U.S. defined benefit plans in 2013, 2012 and 2011, respectively. We contributed $89 million, $54 million and $59 million to our non-U.S. defined benefit plans in 2013, 2012 and 2011, respectively. We contributed $1 million to our U.S. post-retirement benefit plans

in 2013 and did not contribute to our U.S. post-retirement benefit plans in 2012 or 2011. Our non-U.S. defined benefit plans are generally funded ratably throughout the year. Total contributions in 2013 were $120 million or 43 percent more than 2012. Total contributions in 2012 were $84 million or 9 percent less than 2011. Our annual contributions are highly dependent on the relative performance of our assets versus our projected liabilities, among other factors. We expect to contribute approximately $101 million to our U.S. and non-U.S. defined benefit plans and $2 million to our U.S. post-retirement benefit plans during 2014.

Net Cash Provided by/Used in Investing Activities

Net cash used in investing activities in 2013 was $248 million as compared to net cash used of $2,366 million in 2012 primarily due to the acquisition of Dako. In 2011, net cash provided by investing activities was $1,294 million.

Investments in property, plant and equipment were $195 million in 2013, $194 million in 2012 and $188 million in 2011. Proceeds from sale of property, plant and equipment were $2 million in 2013, zero in 2012 and $18 million in 2011. In 2013, we invested $21 million in acquisitions of businesses and intangible assets compared to $2,257 million in 2012 and $98 million in 2011. Proceeds from the sale of investment securities in 2013 were $12 million, $5 million in 2012 and $16 million in 2011. The amounts of and changes in restricted cash were not material for the fiscal year ended 2012. In 2011 restricted cash decreased $1,545 million mostly due to the reclassification of restricted cash to cash and cash equivalents following the settlement of the World Trade repurchase obligation.

Net Cash Provided by/Used in Financing Activities

Net cash used in financing activities in 2013 was $554 million compared to $37 million in 2012 and $1,693 million in 2011, respectively.

Treasury stock repurchases

On November 19, 2009 our board of directors approved a share-repurchase program to reduce or eliminate dilution of basic outstanding shares in connection with issuances of stock under the company's equity incentive plans (the "2009 repurchase program"). The 2009 repurchase program did not require the company to acquire a specific number of shares and could be suspended or discontinued at any time. There was no fixed termination date for the 2009 repurchase program.

On January 16, 2013, our board of directors terminated the 2009 repurchase program and approved a new share-repurchase program (the "2013 repurchase program"). The 2013 repurchase program authorized the use of up to $500 million to repurchase shares of the company's common stock in open market transactions, inclusive of any amounts repurchased since November 1, 2012. On May 14, 2013 we announced that our board of directors authorized an increase of $500 million to the 2013 repurchase program bringing the cumulative authorization to $1 billion. Unless terminated earlier by the board of directors, the 2013 repurchase program is designed to cover purchases until the end of the calendar year and any unused portion may be used in the calendar year 2014. The 2013 repurchase program does not require the company to acquire a specific number of shares and may be suspended or discontinued at any time. As of October 31, 2013, the remaining amount to be repurchased under the 2013 program is $100 million. We repurchased the remaining $100 million worth of shares under the 2013 repurchase program in November 2013.

For the year ended October 31, 2013, we repurchased 20 million shares for $900 million. All such shares and related costs are held as treasury stock and accounted for using the cost method. For the year ended October 31, 2012 we repurchased approximately 5 million shares for $172 million. For the year ended October 31, 2011 we repurchased 12 million shares for $497 million.

On November 22, 2013 we announced that our board of directors has authorized a new share repurchase program effective upon the conclusion of the company's existing $1 billion repurchase program. The new program is designed to reduce or eliminate dilution resulting from issuance of stock under the company's employee equity incentive programs to maintain a weighted average share count of approximately 335 million diluted shares.

Dividends

During the year ended October 31, 2013, cash dividends of $0.46 per share, or $156 million were declared and paid on the company's outstanding common stock. During the year ended October 31, 2012, cash dividends of $0.30 per share, or $104 million were declared and paid on the company's outstanding common stock. The timing and amounts of any future dividends are subject to determination and approval by our board of directors.

On November 22, 2013 we announced that our board of directors has authorized a 10 percent increase in the quarterly dividend to $0.132 per share. The dividend was declared on November 22, 2013 and will be paid on January 22, 2014 to all stockholders of record as of close of business on December 31, 2013.

Credit Facility

On October 20, 2011, we entered into a five-year credit agreement, which provides for a $400 million unsecured credit facility that will expire on October 20, 2016. The company may use amounts borrowed under the facility for general corporate purposes. As of October 31, 2013 the company has no borrowings outstanding under the facility. We were in compliance with the covenants for the credit facilities during the year ended October 31, 2013.

As a result of the Dako acquisition, we have a credit facility in Danish Krone equivalent of $9 million with a Danish financial institution. As of October 31, 2013 the company had no borrowings outstanding under the facility.

Short-term debt

On July 13, 2010, the company issued an aggregate principal amount of $250 million in senior notes ("2013 senior notes"). The 2013 senior notes matured on July 15, 2013 and were paid in full.

On September 9, 2009, the company issued an aggregate principal amount of $250 million in senior notes ("2012 senior notes"). The 2012 senior notes matured on September 14, 2012 and were paid in full.

Long-term debt

In September 2009, the company issued an aggregate principal amount of $500 million in senior notes ("2015 senior notes"). The 2015 senior notes were issued at 99.69% of their principal amount. The notes will mature on September 14, 2015, and bear interest at a fixed rate of 5.50% per annum. The interest is payable semi-annually on March 14th and September 14th of each year, payments commenced on March 14, 2010.

On June 6, 2011, we terminated our interest rate swap contracts related to our 2015 senior notes that represented the notional amount of $500 million. The asset value, including interest receivable, upon termination for these contracts was approximately $31 million and the amount to be amortized at October 31, 2013 was $12 million. The gain is being deferred and amortized to interest expense over the remaining life of the 2015 senior notes.

In October 2007, the company issued an aggregate principal amount of $600 million in senior notes ("2017 senior notes"). The 2017 senior notes were issued at 99.60% of their principal amount. The notes will mature on November 1, 2017, and bear interest at a fixed rate of 6.50% per annum. The interest is payable semi-annually on May 1st and November 1st of each year and payments commenced on May 1, 2008.

On November 25, 2008, we terminated two interest rate swap contracts associated with our 2017 senior notes that represented the notional amount of $400 million. The asset value, including interest receivable, upon termination was approximately $43 million and the amount to be amortized at October 31, 2013 was $22 million. The gain is being deferred and amortized to interest expense over the remaining life of the 2017 senior notes.

In July 2010, the company issued an aggregate principal amount of $500 million in senior notes ("2020 senior notes"). The 2020 senior notes were issued at 99.54% of their principal amount. The notes will mature on July 15, 2020, and bear interest at a fixed rate of 5.00% per annum. The interest is payable semi-annually on

January 15th and July 15th of each year, payments commenced on January 15, 2011.

On August 9, 2011, we terminated our interest rate swap contracts related to our 2020 senior notes that represented the notional amount of $500 million. The asset value, including interest receivable, upon termination for these contracts was approximately $34 million and the amount to be amortized at October 31, 2012 was $26 million. The gain is being deferred and amortized to interest expense over the remaining life of the 2020 senior notes.

In September 2012, the company issued an aggregate principal amount of $400 million in senior notes ("2022 senior notes"). The senior notes were issued at 99.80% of their principal amount. The notes will mature on October 1, 2022, and bear interest at a fixed rate of 3.20% per annum. The interest is payable semi-annually on April 1st and October 1st of each year, payments commenced on April 1, 2013. We used part of the proceeds from the issuance of the 2022 senior notes to pay the 2012 senior notes.

In June 2013, the company issued aggregate principal amount of $600 million in senior notes ("2023 senior notes"). The 2023 senior notes were issued at 99.544% of their principal amount. The notes will mature on July 15, 2023 and bear interest at a fixed rate of 3.875% per annum. Interest is payable semi annually on January 15th and July 15th of each year and payments will commence January 15, 2014.

All notes issued are unsecured and rank equally in right of payment with all of Agilent's other senior unsecured indebtedness. The company incurred issuance costs of $5 million each in connection with the 2017 and 2023 senior notes and incurred $3 million each in connection with the 2015, 2020 and 2022 senior notes. These costs were capitalized in other assets on the consolidated balance sheet and the costs are being amortized to interest expense over the term of the senior notes.

As of October 31, 2013, and as a result of the Dako acquisition, we have a mortgage debt, secured on buildings in Denmark, in Danish Krone equivalent of $46 million aggregate principal outstanding with a Danish financial institution. The loan has a variable interest rate based on 3 months Copenhagen Interbank Rate ("Cibor") and will mature on September 30, 2027. Interest payments are made in March, June, September and December of each year.

Off Balance Sheet Arrangements and Other

We have contractual commitments for non-cancelable operating leases. See Note 17 "Commitments and Contingencies", to our consolidated financial statements for further information on our non-cancelable operating leases.

Our liquidity is affected by many factors, some of which are based on normal ongoing operations of our business and some of which arise from fluctuations related to global economics and markets. Our cash balances are generated and held in many locations throughout the world. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout our global organization.

Contractual Commitments

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, accounts receivable collections, inventory management, and the timing of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

The following table summarizes our total contractual obligations at October 31, 2013 for operations and excludes amounts recorded in our consolidated balance sheet (in millions):

	Less than one year	One to three years	Three to five years	More than five years
Operating leases	$ 56	$ 78	$ 33	$ 6
Commitments to contract manufacturers and suppliers	727	21	—	—
Other purchase commitments	70	—	—	—
Retirement plans	103	—	—	—
Total	$ 956	$ 99	$ 33	$ 6

Operating leases. Commitments under operating leases relate primarily to leasehold property, see Note 17, "Commitments and Contingencies".

Commitments to contract manufacturers and suppliers. We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually provide us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable. Therefore, only approximately 55 percent of our reported purchase commitments arising from these agreements are firm, non-cancelable, and unconditional commitments. We expect to fulfill most of our purchase commitments for inventory within one year.

In addition to the above mentioned commitments to contract manufacturers and suppliers, we record a liability for firm, non-cancelable and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with our policy relating to excess inventory. As of October 31, 2013, the liability for our firm, non-cancelable and unconditional purchase commitments was $5 million, compared to $5 million as of October 31, 2012 and 2011. These amounts are included in other accrued liabilities in our consolidated balance sheet.

Other purchase commitments. We have categorized "other purchase commitments" related to contracts with professional services suppliers. Typically we can cancel these contracts within 90 days without penalties. For those contracts that are not cancelable within 90 days without penalties, we are disclosing the amounts we are obligated to pay to a supplier under each contract in that period before such contract can be cancelled. Our contractual obligations with these suppliers under "other purchase commitments" were approximately $70 million within the next year.

Retirement Plans. Commitments under the retirement plans relate to expected contributions to be made to our U.S. and non-U.S. defined benefit plans and to our post-retirement medical plans for the next year only. Contributions after next year are impractical to estimate.

We had no material off-balance sheet arrangements as of October 31, 2013 or October 31, 2012.

On Balance Sheet Arrangements

The following table summarizes our total contractual obligations recorded in our consolidated balance sheet pertaining to our long-term debt as of October 31, 2013 (in millions):

	Less than one year	One to three years	Three to five years	More than five years
Senior notes	$ —	$ 1,100	$ —	$ 1,500
Other debt	—	—	—	46
Total	$ —	$ 1,100	$ —	$ 1,546

We have contractual obligations for interest payments on the above debts. Interest rates and payment dates are detailed in "Long-term debt".

Other long-term liabilities include $341 million and $320 million of liabilities for uncertain tax positions as of October 31, 2013 and October 31, 2012, respectively. We are unable to accurately predict when these amounts will be realized or released. However, it is reasonably possible that there could be significant changes to our unrecognized tax benefits in the next twelve months due to either the expiration of a statute of limitations or a tax audit settlement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rate risks inherent in our sales commitments, anticipated sales, and assets and liabilities denominated in currencies other than the functional currency of our subsidiaries. We hedge future cash flows denominated in currencies other than the functional currency using sales forecasts up to twelve months in advance. Our exposure to exchange rate risks is managed on an enterprise-wide basis. This strategy utilizes derivative financial instruments, including option and forward contracts, to hedge certain foreign currency exposures with the intent of offsetting gains and losses that occur on the underlying exposures with gains and losses on the derivative contracts hedging them. We do not currently and do not intend to utilize derivative financial instruments for speculative trading purposes.

Our operations generate non-functional currency cash flows such as revenues, third party vendor payments and inter-company payments. In anticipation of these foreign currency cash flows and in view of volatility of the currency market, we enter into such foreign exchange contracts as are described above to manage our currency risk. Approximately 63 percent of our revenues in 2013, 63 percent of our revenues in 2012 and 64 percent of our revenues in 2011 were generated in U.S. dollars.

We performed a sensitivity analysis assuming a hypothetical 10 percent adverse movement in foreign exchange rates to the hedging contracts and the underlying exposures described above. As of October 31, 2013 and 2012, the analysis indicated that these hypothetical market movements would not have a material effect on our consolidated financial position, results of operations or cash flows.

We are also exposed to interest rate risk due to the mismatch between the interest expense we pay on our loans at fixed rates and the variable rates of interest we receive from cash, cash equivalents and other short-term investments. We have issued long-term debt in U.S. dollars or foreign currencies at fixed interest rates based on the market conditions at the time of financing. We believe that the fair value of our fixed rate debt changes when the underlying market rates of interest change, and we may use interest rate swaps to modify such market risk.

We performed a sensitivity analysis assuming a hypothetical 10 percent adverse movement in interest rates relating to the underlying fair value of our fixed rate debt. As of October 31, 2013 and 2012, the sensitivity analyses indicated that a hypothetical 10 percent adverse movement in interest rates would result in an immaterial impact to the fair value of our fixed interest rate debt.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Agilent Technologies, Inc.:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, cash flows and equity present fairly, in all material respects, the financial position of Agilent Technologies, Inc. and its subsidiaries at October 31, 2013 and October 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on criteria established in *Internal Control - Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
San Jose, California
December 19, 2013

AGILENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended October 31,		
	2013	2012	2011
		(in millions, except per share data)	
Net revenue:			
Products	$ 5,534	$ 5,659	$ 5,482
Services and other	1,248	1,199	1,133
Total net revenue	6,782	6,858	6,615
Costs and expenses:			
Cost of products	2,576	2,608	2,473
Cost of services and other	671	646	613
Total costs	3,247	3,254	3,086
Research and development	704	668	649
Selling, general and administrative	1,880	1,817	1,809
Total costs and expenses	5,831	5,739	5,544
Income from operations	951	1,119	1,071
Interest income	7	9	14
Interest expense	(107)	(101)	(86)
Other income (expense), net	8	16	33
Income before taxes	859	1,043	1,032
Provision (benefit) for income taxes	135	(110)	20
Net income	$ 724	$ 1,153	$ 1,012
Net income per share:			
Basic	$ 2.12	$ 3.31	$ 2.92
Diluted	$ 2.10	$ 3.27	$ 2.85
Weighted average shares used in computing net income per share:			
Basic	341	348	347
Diluted	345	353	355
Cash dividends declared per common share	$ 0.46	$ 0.30	$ —

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	Years Ended October 31,		
	2013	2012	2011
Net income	$ 724	$ 1,153	$ 1,012
Other comprehensive income (loss):			
Change in unrealized gain on investments, net of tax expense (benefit) of $2, $(8) and $0	7	6	(4)
Gain on derivative instruments, net of tax expense of $2, $3 and $0	8	7	—
Amounts reclassified into earnings related to derivative instruments, net of tax benefit of $(3), $(2) and $(2)	(10)	(6)	3
Foreign currency translation	1	(28)	94
Net defined benefit pension cost and post retirement plan costs:			
Change in actuarial net loss, net of tax expense (benefit) of $114, $(61), and $(3)	228	(175)	(38)
Change in net prior service benefit, net of tax benefit of $(16), $(17), and $0	(32)	(31)	149
Other comprehensive income (loss)	202	(227)	204
Total comprehensive income	$ 926	$ 926	$ 1,216

The accompanying notes are an integral part of these condensed consolidated financial statements.

Annual Report Financials

AGILENT TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEET

	October 31, 2013	October 31, 2012
	(in millions, except par value and share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,675	$ 2,351
Accounts receivable, net	899	923
Inventory	1,066	1,014
Other current assets	343	341
Total current assets	4,983	4,629
Property, plant and equipment, net	1,134	1,164
Goodwill	3,047	3,025
Other intangible assets, net	916	1,086
Long-term investments	139	109
Other assets	467	523
Total assets	$ 10,686	$ 10,536
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 432	$ 461
Employee compensation and benefits	401	387
Deferred revenue	439	420
Short-term debt	—	250
Other accrued liabilities	330	375
Total current liabilities	1,602	1,893
Long-term debt	2,699	2,112
Retirement and post-retirement benefits	294	554
Other long-term liabilities	802	792
Total liabilities	5,397	5,351
Commitments and contingencies (Note 17)		
Total equity:		
Stockholders' equity:		
Preferred stock; $0.01 par value; 125 million shares authorized; none issued and outstanding	—	—
Common stock; $0.01 par value; 2 billion shares authorized; 602 million shares at October 31, 2013 and 595 million shares at October 31, 2012 issued	6	6
Treasury stock at cost; 269 million shares at October 31, 2013 and 249 million shares at October 31, 2012	(9,607)	(8,707)
Additional paid-in-capital	8,723	8,489
Retained earnings	6,073	5,505
Accumulated other comprehensive income (loss)	91	(111)
Total stockholders' equity	5,286	5,182
Non-controlling interest	3	3
Total equity	5,289	5,185
Total liabilities and equity	$ 10,686	$ 10,536

The accompanying notes are an integral part of these consolidated financial statements

AGILENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended October 31,		
	2013	2012	2011
		(in millions)	
Cash flows from operating activities:			
Net income	$ 724	$ 1,153	$ 1,012
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	372	301	253
Share-based compensation	85	74	72
Excess tax benefit from share-based plans	(2)	—	—
Deferred taxes	31	(158)	38
Excess and obsolete inventory and inventory related charges	48	30	30
Non-cash restructuring and asset impairment charges	3	1	10
Net gain on sale of investments	(1)	(4)	(6)
Net (gain) loss on sale of assets and divestitures	3	2	2
Other	3	5	8
Changes in assets and liabilities:			
Accounts receivable, net	14	19	11
Inventory	(100)	(52)	(208)
Accounts payable	(27)	(31)	(35)
Employee compensation and benefits	16	(54)	24
Interest rate swap proceeds	—	—	65
Other assets and liabilities	(17)	(58)	(16)
Net cash provided by operating activities	1,152	1,228	1,260
Cash flows from investing activities:			
Investments in property, plant and equipment	(195)	(194)	(188)
Proceeds from the sale of property, plant and equipment	2	—	18
Proceeds from lease receivable	—	80	—
Proceeds from the sale of investment securities	12	5	16
Proceeds from divestitures	—	—	1
Payment to acquire equity method investment	(21)	—	—
Purchase of other investments	(25)	—	—
Change in restricted cash, cash equivalents and investments, net	—	—	1,545
Acquisitions of businesses and intangible assets, net of cash acquired	(21)	(2,257)	(98)
Net cash provided by (used in) investing activities	(248)	(2,366)	1,294
Cash flows from financing activities:			
Issuance of common stock under employee stock plans	161	100	304
Treasury stock repurchases	(900)	(172)	(497)
Payment of dividends	(156)	(104)	—
Issuance of senior notes	597	399	—
Debt issuance costs	(5)	(3)	—
Repayment of senior notes	(250)	(250)	—
Purchase of non-controlling interest	(3)	(6)	—
Repayment of debts and credit facility	—	(1)	(1,500)
Excess tax benefit from share-based plans	2	—	—
Net cash used in financing activities	(554)	(37)	(1,693)
Effect of exchange rate movements	(26)	(1)	17
Net increase (decrease) in cash and cash equivalents	324	(1,176)	878
Cash and cash equivalents at beginning of year	2,351	3,527	2,649
Cash and cash equivalents at end of year	$ 2,675	$ 2,351	$ 3,527

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF EQUITY

	Common Stock			Treasury Stock						
	Number of Shares	Par Value	Additional Paid-in Capital	Number of Shares	Treasury Stock at Cost	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity	Non-Controlling Interests	Total Equity
				(in millions, except number of shares in thousands)						
Balance as of October 31, 2010	578,827	$ 6	$ 7,904	(232,683)	$ (8,038)	$ 3,444	$ (88)	$ 3,228	$ 8	$ 3,236
Components of comprehensive income, net of tax:										
Net income	—	—	—	—	—	1,012	—	1,012	—	1,012
Other comprehensive income	—	—	—	—	—	—	204	204	—	204
Total comprehensive income								1,216		1,216
Share-based awards issued	11,841	—	289	—	—	—	—	289	—	289
Repurchase of common stock	—	—	—	(11,603)	(497)	—	—	(497)	—	(497)
Share-based compensation	—	—	72	—	—	—	—	72	—	72
Balance as of October 31, 2011	590,668	$ 6	$ 8,265	(244,286)	$ (8,535)	$ 4,456	$ 116	$ 4,308	$ 8	$ 4,316
Components of comprehensive income, net of tax:										
Net income	—	—	—	—	—	1,153	—	1,153	—	1,153
Other comprehensive loss	—	—	—	—	—	—	(227)	(227)	—	(227)
Total comprehensive income								926		926
Cash dividends declared ($0.30 per common share)	—	—	—	—	—	(104)	—	(104)	—	(104)
Change in non-controlling interest	—	—	—	—	—	—	—	—	(5)	(5)
Share-based awards issued	4,591	—	84	—	—	—	—	84	—	84
Cumulative excess tax benefits realized from share-based awards issued	—	—	66	—	—	—	—	66	—	66
Repurchase of common stock	—	—	—	(4,500)	(172)	—	—	(172)	—	(172)
Share-based compensation	—	—	74	—	—	—	—	74	—	74
Balance as of October 31, 2012	595,259	$ 6	$ 8,489	(248,786)	$ (8,707)	$ 5,505	$ (111)	$ 5,182	$ 3	$ 5,185
Components of comprehensive income, net of tax:										
Net income	—	—	—	—	—	724	—	724	—	724
Other comprehensive income	—	—	—	—	—	—	202	202	—	202
Total comprehensive income								926		926
Cash dividends declared ($0.46 per common share)	—	—	—	—	—	(156)	—	(156)	—	(156)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	—
Share-based awards issued	6,370	—	147	—	—	—	—	147	—	147
Tax benefit from share based awards issued	—	—	2	—	—	—	—	2	—	2
Repurchase of common stock	—	—	—	(20,544)	(900)	—	—	(900)	—	(900)
Share-based compensation	—	—	85	—	—	—	—	85	—	85
Balance as of October 31, 2013	601,629	$ 6	$ 8,723	(269,330)	$ (9,607)	$ 6,073	$ 91	$ 5,286	$ 3	$ 5,289

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Overview and Summary of Significant Accounting Policies

Overview. Agilent Technologies, Inc. ("we", "Agilent" or the "company"), incorporated in Delaware in May 1999, is a measurement company, providing core bio-analytical and electronic measurement solutions to the life sciences, diagnostics and genomics, chemical analysis, communications and electronics industries.

Agilent Separation. On September 19, 2013, Agilent announced plans to separate into two publicly traded companies, one comprising of the life sciences, diagnostics and chemical analysis businesses that will retain the Agilent name,and the other that will be comprised of the electronic measurement business ("EM"). The separation is expected to occur through a tax-free pro rata spin off of the EM company to Agilent shareholders and is expected to be completed early in November 2014.

New Segment. We formed a new operating segment in the fourth fiscal quarter of 2013. The new life sciences and diagnostics segment was formed by the combination of the life sciences business plus the diagnostics and genomics business. Following this reorganization, Agilent has three business segments comprised of the life sciences and diagnostics business, the chemical analysis business and the electronic measurement business. The historical segment financial information for the life sciences and diagnostics segment has been recast to conform to this new reporting structure in our financial statements.

Acquisition of Dako A/S. On June 21, 2012, we completed our acquisition of Dako A/S through the acquisition of 100% of the share capital of Dako A/S, a limited liability company incorporated under the laws of Denmark ("Dako"), under the share purchase agreement, dated May 16, 2012. Dako provides antibodies, reagents, scientific instruments and software primarily to customers in pathology laboratories. As a result of the acquisition, Dako became a wholly-owned subsidiary of Agilent. The consideration paid was approximately $2,143 million, of which $1,400 million was paid directly to the seller and $743 million was paid to satisfy the outstanding debt of Dako. Agilent funded the acquisition using existing cash. The acquisition has been accounted for in accordance with the authoritative accounting guidance and the results of Dako are included in Agilent's consolidated financial statements from the date of acquisition. The acquisition of Dako and its portfolio was another step to increase our growth in several rapidly expanding areas of diagnostics, including atomic pathology and molecular diagnostics, as well as strengthen our existing offerings with a focus on product development to help in the fight against cancer. For additional details related to the acquisition of Dako, see Note 3, "Acquisitions".

Basis of presentation. The accompanying financial data has been prepared by us pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and is in conformity with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

In the first quarter of 2013, we adopted the updated authoritative guidance that increases the prominence of items reported in other comprehensive income. For additional details related to the updated authoritative guidance, see Note 2, "New Accounting Pronouncements".

Revisions. The statement of cash flows for the year ended October 31, 2012 has been revised to correct the presentation of the purchase of non-controlling interest from investing to financing activities and is not considered material. There was no impact on previously reported net income or the change in net cash for the year ended October 31, 2012. In Note 10, "Goodwill and Other Intangible Assets", the presentation of goodwill has been revised as of October 31, 2012 and 2011 to correct the allocation of goodwill between segments and is not considered material. There was no impact to the previously reported total balance of goodwill as of October 31, 2012 and 2011.

Reclassifications. Segment disclosure amounts have been reclassified to conform to the current year presentation with no impact on previously reported net income.

Management is responsible for the fair presentation of the accompanying consolidated financial statements, prepared in accordance with U.S. GAAP, and has full responsibility for their integrity and accuracy.

In the opinion of management, the accompanying consolidated financial statements contain all adjustments necessary to present fairly our consolidated balance sheet, statement of operations, statement of comprehensive income, statement of cash flows and statement of equity for all periods presented.

Principles of consolidation. The consolidated financial statements include the accounts of the company and our wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, valuation of goodwill and purchased intangible assets, inventory valuation, share-based compensation, retirement and post-retirement plan assumptions, restructuring and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware and/or software), services and other arrangements (multiple element arrangements) that include combinations of products and services.

We recognize revenue, net of trade discounts and allowances, provided that (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the price is fixed or determinable and (4) collectability is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer, for products, or when the service has been provided. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments. We consider arrangements with extended payment terms not to be fixed or determinable, and accordingly we defer revenue until amounts become due. At the time of the transaction, we evaluate the creditworthiness of our customers to determine the appropriate timing of revenue recognition.

Product revenue. Our product revenue is generated predominantly from the sales of various types of test equipment. Product revenue, including sales to resellers and distributors, is reduced for estimated returns, when appropriate. For sales or arrangements that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue is delayed until the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete.

Where software is licensed separately, revenue is recognized when the software is delivered and has been transferred to the customer or, in the case of electronic delivery of software, when the customer is given access to the licensed software programs.

We also evaluate whether collection of the receivable is probable, the fee is fixed or determinable and whether any other undelivered elements of the arrangement exist on which a portion of the total fee would be allocated based on vendor-specific objective evidence.

Service revenue. Revenue from services includes extended warranty, customer and software support, consulting, training and education. Service revenue is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. For example, customer support contracts are recognized ratably over the contractual period, while training revenue is recognized as the training is provided to the customer. In addition the four revenue recognition criteria described above must be met before service revenue is recognized.

Revenue Recognition for Arrangements with Multiple Deliverables. Our multiple-element arrangements are generally comprised of a combination of measurement instruments, installation or other start-up services, and/or software and/or support or services. Hardware and software elements are typically delivered at the same time and revenue is recognized upon delivery once title and risk of loss pass to the customer. Delivery of installation, start-up services and other services varies based on the complexity of the equipment, staffing levels in a geographic location and customer preferences, and can range from a few days to a few months. Service revenue is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. Revenue from the sale of software products that are not required to deliver the tangible product's essential functionality are accounted for under software revenue recognition rules which require vendor specific objective evidence ("VSOE") of fair value to allocate revenue in a multiple element arrangement. Our arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue.

We have evaluated the deliverables in our multiple-element arrangements and concluded that they are separate units of accounting if the delivered item or items have value to the customer on a standalone basis and for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. We allocate revenue to each element in our multiple-element arrangements based upon their relative selling prices. We determine the selling price for each deliverable based on a selling price hierarchy. The selling price for a deliverable is based on VSOE if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. Revenue allocated to each element is then recognized when the basic revenue recognition criteria for that element have been met.

We use VSOE of selling price in the selling price allocation in all instances where it exists. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately. TPE of selling price can be established by evaluating largely interchangeable competitor products or services in standalone sales to similarly situated customers. As our products contain a significant element of proprietary technology and the solution offered differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. ESP represents the best estimate of the price at which we would transact a sale if the product or service were sold on a standalone basis. We determine ESP for a product or service by using historical selling prices which reflect multiple factors including, but not limited to customer type, geography, market conditions, competitive landscape, gross margin objectives and pricing practices. The determination of ESP is made through consultation with and approval by management. We may modify or develop new pricing practices and strategies in the future. As these pricing strategies evolve in changes may occur in ESP. The aforementioned factors may result in a different allocation of revenue to the deliverables in multiple element arrangements, which may change the pattern and timing of revenue recognition for these elements but will not change the total revenue recognized for the arrangement.

Deferred revenue. Deferred revenue represents the amount that is allocated to undelivered elements in multiple element arrangements. We limit the revenue recognized to the amount that is not contingent on the future delivery of products or services or meeting other specified performance conditions.

Accounts receivable, net. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Such accounts receivable has been reduced by an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on customer specific experience and the aging of such receivables, among other factors. The allowance for doubtful accounts as of October 31, 2013 and 2012 was not material. We do not have any off-balance-sheet credit exposure related to our customers. Accounts receivable are also recorded net of product returns.

Share-based compensation. For the years ended 2013, 2012 and 2011, we accounted for share-based awards made to our employees and directors including employee stock option awards, restricted stock units, employee stock purchases made under our Employee Stock Purchase Plan ("ESPP") and performance share awards under Agilent Technologies, Inc. Long-Term Performance Program ("LTPP") using the estimated grant date fair value method of accounting. Under the fair value method, we recorded compensation expense for all share-based awards of $88 million in 2013, $76 million in 2012 and $73 million in 2011.

Inventory. Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. We assess the valuation of our inventory on a periodic basis and make adjustments to the value for estimated excess and obsolete inventory based on estimates about future demand. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our excess inventory review process includes analysis of sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory.

Warranty. Our standard warranty terms typically extend for one year from the date of delivery. During the second fiscal quarter of 2013 typical standard warranty arrangements within our electronic measurement business were extended from one year to three years from the date of delivery. Prior to the change in standard warranty terms, we sold extended warranties of more than one year and less than three years which were deferred. Those existing warranties greater than one year and less than three years and previously classified as extended warranties will be amortized over the original period of the warranty. We will continue to sell extended warranties for terms beyond three years within the electronic measurement business. The impact will not be material to the segment or consolidated revenue of Agilent and the anticipated increase to the warranty accrual as a result of the new arrangements will not be material to the consolidated balance sheet of Agilent. No changes were made to the standard and extended warranty terms within our other businesses.We accrue for standard warranty costs based on historical trends in warranty charges as a percentage of net product revenue. The accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. Estimated warranty charges are recorded within cost of products at the time products are sold. See Note 16, "Guarantees".

Taxes on income. Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Shipping and handling costs. Our shipping and handling costs charged to customers are included in net revenue, and the associated expense is recorded in cost of products for all periods presented.

Goodwill and Purchased Intangible Assets. In September 2011, the FASB approved changes to the goodwill impairment guidance which are intended to reduce the cost and complexity of the annual impairment test. The changes provide entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The revised standard gives an entity the option to first assess qualitative factors to determine whether performing the current two-step test is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not (i.e. > 50% chance) that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test will be required. Otherwise, no further testing will be required.

The revised guidance includes examples of events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. These include macro-economic conditions such as deterioration in the entity's operating environment or industry or market considerations; entity-specific events such as increasing costs, declining financial performance, or loss of key personnel; or other events such as an expectation that a reporting unit will be sold or a sustained decrease in the stock price on either an absolute basis or relative to peers. Agilent opted to early adopt this guidance for the year ended October 31, 2011.

If it is determined, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the provisions of authoritative guidance require that we perform a two-step impairment test on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit. As defined in the authoritative guidance, a reporting unit is an operating segment, or one level below an operating segment. We aggregated components of operating segments that have similar economic characteristics into our reporting units. In October 2013, we combined the life sciences and diagnostics and genomics segments to form the life sciences and diagnostics segment. As a result, Agilent now has three segments, life sciences and diagnostics, chemical analysis, and electronic measurement segments.

In fiscal year 2013, we assessed goodwill impairment for our four reporting units which consisted of two segments: chemical analysis and electronic measurement; and two reporting units under the life sciences and diagnostics segment. The first of these two reporting units related to our life sciences business and the second related to our diagnostics business. We performed a qualitative test for goodwill impairment of the following three reporting units, as of September 30, 2013: the chemical analysis segment, the electronic measurement segment, and the reporting unit relating to life sciences. Based on the results of our qualitative testing, we believe that it is more-likely-than-not that the fair value of these reporting units are greater than their respective carrying values. We performed a quantitative test for goodwill impairment of the reporting unit related to our diagnostics business as of September 30, 2013. Based on the results of our quantitative testing, the fair value was significantly in excess of the carrying value. There was no impairment of goodwill during the years ended October 31, 2013, 2012 and 2011. Each quarter we review the events and circumstances to determine if goodwill impairment is indicated.

Purchased intangible assets consist primarily of acquired developed technologies, proprietary know-how, trademarks, and customer relationships and are amortized using the straight-line method over estimated useful lives ranging from 6 months to 15 years. In-process research and development ("IPR&D") is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When the IPR&D project is complete, it is reclassified as an amortizable purchased intangible asset and is amortized over its estimated useful life. If an IPR&D project is abandoned, Agilent will record a charge for the value of the related intangible asset to Agilent's consolidated statement of operations in the period it is abandoned.

In July 2012, the FASB simplified the guidance for testing for impairment of indefinite-lived intangible assets other than goodwill. The changes are intended to reduce compliance costs. Agilent's indefinite-lived intangible assets are IPR&D intangible assets. The revised guidance allows a qualitative approach for testing indefinite-lived intangible assets for impairment, similar to the impairment testing guidance for goodwill. It allows the option to first assess qualitative factors (events and circumstances) that could affect the significant inputs used in determining the fair value of the indefinite-lived intangible asset. The qualitative factors assist in determining whether it is more likely than not (meaning a likelihood of more than 50 percent) that the indefinite-lived intangible asset is impaired. An organization may choose to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to calculating its fair value. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption was permitted. Agilent adopted this guidance for the year ended October 31, 2012. Based on the quantitative test, we recorded an impairment of $1 million in 2013 and an impairment of $1 million in 2012, both relating to IPR&D projects that were abandoned. In all other instances we used the qualitative test and concluded that it was more likely than not that all other indefinite-lived intangible assets were not impaired. No impairments were recorded in 2011.

Advertising. Advertising costs are expensed as incurred and amounted to $44 million in 2013, $50 million in 2012 and $55 million in 2011.

Research and development. Costs related to research, design and development of our products are charged to research and development expense as they are incurred.

Sales Taxes. Sales taxes collected from customers and remitted to governmental authorities are not included in our revenue.

Net income per share. Basic net income per share is computed by dividing net income - the numerator - by the weighted average number of common shares outstanding - the denominator - during the period excluding the dilutive effect of stock options and other employee stock plans. Diluted net income per share gives effect to all potentially dilutive common stock equivalents outstanding during the period. The dilutive effect of share-based awards is reflected in diluted net income per share by application of the treasury stock method, which includes consideration of unamortized share-based compensation expense, the tax benefits and shortfalls charged to additional paid-in capital and the dilutive effect of in-the-money options and non-vested restricted stock units. Under the treasury stock method, the amount the employee must pay for exercising stock options, unamortized share-based compensation expense and tax benefits or shortfalls are assumed proceeds to be used to repurchase hypothetical shares. See Note 6, "Net Income Per Share".

Cash, cash equivalents and short term investments. We classify investments as cash equivalents if their original or remaining maturity is three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates fair value.

As of October 31, 2013, approximately $2,552 million of our cash and cash equivalents is held outside of the U.S. in our foreign subsidiaries. Under current tax laws, most of the cash could be repatriated to the U.S. but it would be subject to U.S. federal and state income taxes, less applicable foreign tax credits. Our cash and cash equivalents mainly consist of short term deposits held at major global financial institutions, institutional money market funds, and similar short duration instruments with original maturities of 90 days or less. We continuously monitor the creditworthiness of the financial institutions and institutional money market funds in which we invest our funds.

We classify investments as short-term investments if their original maturities are greater than three months and their remaining maturities are one year or less.

Fair Value of Financial Instruments. The carrying values of certain of our financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued compensation and other accrued liabilities approximate fair value because of their short maturities. The fair value of long-term equity investments is determined using quoted market prices for those securities when available. For those long-term equity investments accounted for under the cost or equity method, their carrying value approximates their estimated fair value. Equity method investments are reported at the amount of the company's initial investment and adjusted each period for the company's share of the investee's income or loss and dividend paid. The fair value of our long-term debt, calculated from quoted prices which are primarily Level 1 inputs under the accounting guidance fair value hierarchy, exceeds the carrying value by approximately $112 million and $210 million as of October 31, 2013 and 2012, respectively. The fair value of foreign currency contracts used for hedging purposes is estimated internally by using inputs tied to active markets. These inputs, for example, interest rate yield curves, foreign exchange rates, and forward and spot prices for currencies are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. See also Note 12, "Fair Value Measurements" for additional information on the fair value of financial instruments.

Concentration of credit risk. Financial instruments that potentially subject Agilent to significant concentration of credit risk include money market fund investments, time deposits and demand deposit balances. These investments are categorized as cash and cash equivalents and long-term investments. In addition, Agilent has credit risk from derivative financial instruments used in hedging activities and accounts receivable. We invest in a variety of financial instruments and limit the amount of credit exposure with any one financial institution. We have a comprehensive credit policy in place and credit exposure is monitored on an ongoing basis.

Credit risk with respect to our accounts receivable is diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. Credit evaluations are performed on customers requiring credit over a certain amount and we sell the majority of our products through our direct sales force. Credit risk is mitigated through collateral such as letter of credit, bank guarantees or payment terms like cash in advance. Credit evaluation is performed by an independent team to ensure proper segregation of duties. No single customer accounted for more than 10 percent of combined accounts receivable as of October 31, 2013, or 2012.

Derivative instruments. Agilent is exposed to global foreign currency exchange rate and interest rate risks in the normal course of business. We enter into foreign exchange hedging contracts, primarily forward contracts and purchased options and, in the past, interest rate swaps to manage financial exposures resulting from changes in foreign currency exchange rates and interest rates. In the vast majority of cases, these contracts are designated at inception as hedges of the related foreign currency or interest exposures. Foreign currency exposures include committed and anticipated revenue and expense transactions and assets and liabilities that are denominated in currencies other than the functional currency of the subsidiary. Interest rate exposures are associated with the company's fixed-rate debt. For option contracts, we exclude time value from the

measurement of effectiveness. To qualify for hedge accounting, contracts must reduce the foreign currency exchange rate and interest rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies; foreign exchange hedging contracts generally mature within twelve months and interest rate swaps, if any, mature at the same time as the maturity of the debt. In order to manage foreign currency exposures in a few limited jurisdictions we may enter into foreign exchange contracts that do not qualify for hedge accounting. In such circumstances, the local foreign currency exposure is offset by contracts owned by the parent company. We do not use derivative financial instruments for speculative trading purposes.

All derivatives are recognized on the balance sheet at their fair values. For derivative instruments that are designated and qualify as a fair value hedge, changes in value of the derivative are recognized in the consolidated statement of operations in the current period, along with the offsetting gain or loss on the hedged item attributable to the hedged risk. For derivative instruments that are designated and qualify as a cash flow hedges, changes in the value of the effective portion of the derivative instrument is recognized in accumulated comprehensive income, a component of stockholders' equity. Amounts associated with cash flow hedges are reclassified and recognized in income when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur. Derivatives not designated as hedging instruments are recorded on the balance sheet at their fair value and changes in the fair values are recorded in the income statement in the current period. Derivative instruments are subject to master netting arrangements and qualify for net presentation in the balance sheet. Changes in the fair value of the ineffective portion of derivative instruments are recognized in earnings in the current period. Ineffectiveness in 2013, 2012 and 2011 was not material. Cash flows from derivative instruments are classified in the statement of cash flows in the same category as the cash flows from the hedged or economically hedged item, primarily in operating activities.

Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger, and the resulting gain or loss is reflected in the consolidated statement of operations. Buildings and improvements are depreciated over the lesser of their useful lives or the remaining term of the lease and machinery and equipment over three to ten years. We use the straight-line method to depreciate assets.

Leases. We lease buildings, machinery and equipment under operating leases for original terms ranging generally from one year to twenty years. Certain leases contain renewal options for periods up to six years. As of October 31, 2013 our life sciences and diagnostics segment has approximately $4 million of lease receivables for capital leases and $35 million of net assets for operating leases. We depreciate the assets related to the operating leases over their estimated useful lives.

Capitalized software. We capitalize certain internal and external costs incurred to acquire or create internal use software. Capitalized software is included in property, plant and equipment and is depreciated over three to five years once development is complete.

Impairment of long-lived assets. We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Restructuring. The main component of our restructuring plan is related to workforce reductions. Workforce reduction charges are accrued when payment of benefits becomes probable that the employees are entitled to the severance and the amounts can be estimated. If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and other related charges could be materially different, either higher or lower, than those we have recorded.

Employee compensation and benefits. Amounts owed to employees, such as accrued salary, bonuses and vacation benefits are accounted for within employee compensation and benefits. The total amount of accrued vacation benefit was $158 million and $156 million as of October 31, 2013, and 2012, respectively.

Foreign currency translation. We translate and remeasure balance sheet and income statement items into U.S. dollars. For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates at the balance sheet date; revenue and expenses are translated using monthly exchange rates which approximate to average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity.

For those subsidiaries that operate in a U.S. dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for nonmonetary assets and capital accounts which are remeasured at historical exchange rates. Revenue and expenses are generally remeasured at monthly exchange rates which approximate average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in consolidated net income. Net gains or losses resulting from foreign currency transactions, including hedging gains and losses, are reported in other income (expense), net and was $6 million loss for fiscal year 2013, $19 million loss for 2012 and $1 million loss for 2011, respectively. The loss recorded for fiscal year 2012 includes $14 million of loss associated with the settlement of currency contracts entered into for the purchase of Dako.

2. New Accounting Pronouncements

In June 2011, the FASB issued guidance related to the presentation of comprehensive income. The guidance aims to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In the first quarter of 2013, we adopted the updated authoritative guidance that increases the prominence of items reported in other comprehensive income. The updated authoritative guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in equity and requires that changes in other comprehensive income be presented either as a single continuous statement of comprehensive income or in two but consecutive statements. The adoption of the updated authoritative guidance did impact the presentation of comprehensive income, as we have elected to present two separate but consecutive statements, but did not have an impact on our financial position or results of operations.

In December 2011, the FASB issued guidance related to the enhanced disclosures that will enable the users of financial statements to evaluate the effect or potential effect of netting arrangements of an entity's financial position. The amendments require improved information about financial instruments and derivative instruments that are either offset or subject to enforceable master netting arrangements or similar agreement. The guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. We do not expect a material impact to our consolidated financial statements due to the adoption of this guidance.

In February 2013, the FASB issued the guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The revised guidance requires reporting the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about these amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. The guidance is effective prospectively for annual reporting periods beginning after December 15, 2012 and interim periods within those years. Early adoption is permitted. We do not expect a material impact to our consolidated financial statements due to the adoption of this guidance.

In March 2013, the FASB issued an amendment to the accounting guidance on foreign currency matters in order to clarify the guidance for the release of cumulative translation adjustment. The guidance requires that a

parent deconsolidate a subsidiary or derecognize a group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) if the parent ceases to have a controlling financial interest in that group of assets. The guidance is effective for interim and annual periods beginning on or after December 15, 2013. We do not expect a material impact to our consolidated financial statements due to the adoption of this guidance.

In July 2013, the FASB issued an amendment to the accounting guidance related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit to be presented as a decrease in a deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward exists and certain criteria are met. This guidance is effective prospectively for annual and interim reporting periods beginning after December 15, 2013 and is consistent with our current practice.

Other amendments to GAAP in the U.S. that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

3. Acquisitions

Acquisition of Dako

On June 21, 2012, we completed the acquisition of Dako through the acquisition of 100% of share capital of Dako, a limited liability company incorporated under the laws of Denmark, under the share purchase agreement, dated May 16, 2012. As a result of the acquisition, Dako has become a wholly-owned subsidiary of Agilent. Accordingly, the results of Dako are included in Agilent's consolidated financial statements from the date of the acquisition. For the period from June 22, 2012 to October 31, 2012, Dako's net revenue was $126 million and net loss was $37 million. The acquisition of Dako and its portfolio is another step to increase our growth in several rapidly expanding areas of diagnostics, including anatomic pathology and molecular diagnostics, as well as strengthen our existing offerings with a focus on product development to help in the fight against cancer.

The consideration paid was approximately $2,143 million, of which $1,400 million was paid directly to the seller and $743 million was paid to satisfy outstanding debt. Agilent funded the acquisition using existing cash. In connection with the acquisition of Dako, Agilent entered into several foreign currency forward contracts to mitigate the currency exchange risk associated with the payment of the purchase price in Danish Krone and the repayment of debt in multiple currencies. The aggregate notional amount of the currencies hedged was $1.7 billion. These foreign exchange contracts did not qualify for hedge accounting treatment and were not designated as hedging instruments. The resulting loss on settlement, on the date of acquisition, was $14 million and was recorded in other income (expense) in the consolidated statement of operations for the year ended October 31, 2012.

The Dako acquisition was accounted for in accordance with the authoritative accounting guidance. The acquired assets and assumed liabilities were recorded by Agilent at their estimated fair values. Agilent determined the estimated fair values with the assistance of appraisals or valuations performed by third party specialists, discounted cash flow analyses, and estimates made by management. We expect to realize revenue synergies, leverage and expand the existing sales channels and product development resources, and utilize the assembled workforce. The company also anticipates opportunities for growth through expanded geographic and customer segment diversity and the ability to leverage additional products and capabilities. These factors, among others, contributed to a purchase price in excess of the estimated fair value of Dako's net identifiable assets acquired (see summary of net assets below), and, as a result, we have recorded goodwill in connection with this transaction.

All goodwill was allocated to the life sciences and diagnostics segment. We do not expect the goodwill recognized to be deductible for income tax purposes. Any impairment charges made in the future associated with goodwill will not be tax deductible.

A portion of the overall purchase price was allocated to acquired intangible assets. Amortization expense associated with acquired intangible assets is not deductible for tax purposes. Therefore, approximately $185 million was established as a deferred tax liability for the future amortization of these intangibles and is included in "other long-term liabilities" in the table below.

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed on the closing date of June 21, 2012 (in millions):

Cash and cash equivalents	$ 11
Accounts receivable	96
Inventories	90
Other current assets	5
Property, plant and equipment	146
Long term investments	11
Intangible assets	738
Other assets	13
Goodwill	1,382
Total assets acquired	2,492
Accounts payable	(24)
Employee compensation and benefits	(24)
Other accrued liabilities	(47)
Long-term debt	(43)
Other long-term liabilities	(211)
Net assets acquired	$ 2,143

The fair value of cash and cash equivalents, accounts receivable, other current assets, accounts payable and other accrued liabilities were generally determined using historical carrying values given the short-term nature of these assets and liabilities.

The fair values for acquired inventory, property, plant and equipment, and intangible assets were determined with the input from third party valuation specialists.

The fair values of certain other assets, investments, long-term debt, and certain other long-term liabilities were determined internally using historical carrying values and estimates made by management.

Valuations of intangible assets acquired

The components of intangible assets acquired in connection with the Dako acquisition were as follows (in millions):

	Fair Value	Estimated Useful Life
Developed product technology	$ 287	8 - 9 years
Customer relationships	140	4 years
Tradenames and trademarks	128	12 years
Total intangible assets subject to amortization	555	
In-process research and development	183	
Total intangible assets	$ 738	

As noted above, the intangible assets, including in-process research and development, were valued with input from valuation specialists. The In-Process Research and Development was valued using the multi-period excess earnings method under the income approach by discounting forecasted cash flows directly related to the products expecting to result from the projects, net of returns on contributory assets. The primary in-process project acquired relates to a major new product platform which was released and amortization began in the second quarter of fiscal 2013. See also Note 10, "Goodwill and other Intangible assets" for additional information. Total costs to complete for all Dako In- Process Research and Development were estimated at approximately $49 million over time as of the close date.

Acquisition and integration costs directly related to the Dako acquisition totaled $15 million and $15 million for the years ended October 31, 2013 and 2012, respectively and were recorded in selling, general and administrative expenses. Such costs are expensed in accordance with the authoritative accounting guidance.

The following represents pro forma operating results as if Dako had been included in the company's consolidated statements of operations as of the beginning of fiscal 2011(in millions, except per share amounts):

	2012	2011
Net revenue	$ 7,100	$ 6,976
Net income	$ 1,145	$ 909
Net income per share — basic	$ 3.29	$ 2.62
Net income per share — diluted	$ 3.24	$ 2.56

The pro forma financial information assumes that the companies were combined as of November 1, 2010 and include business combination accounting effects from the acquisition including amortization charges from acquired intangible assets, the impact on cost of sales due to the respective estimated fair value adjustments to inventory, changes to interest income for cash used in the acquisition, interest expense and currency losses associated with debt paid in connection with the acquisition and acquisition related transaction costs and tax related effects. The pro forma information as presented above is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2011.

The unaudited pro forma financial information for the year ended October 31, 2012 combines the historical results of Agilent for the year ended October 31, 2012 (which includes Dako after the acquisition date) and for Dako for the six months ended March 31, 2012 and the two months ended May 31, 2012.

The unaudited pro forma financial information for the year ended October 31, 2011 combines the historical results of Agilent for the year ended October 31, 2011 and for Dako the year ended December 31, 2011 (due to differences in reporting periods).

The unaudited pro financial information for the years ended October 31, 2012 and 2011 includes the fourth quarter of Dako's calendar reporting period, October 1, 2011 to December 31, 2011, in both years.

4. Share-based Compensation

Agilent accounts for share-based awards in accordance with the provisions of the revised accounting guidance which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock option awards, restricted stock units, employee stock purchases made under our ESPP and performance share awards granted to selected members of our senior management under the LTPP based on estimated fair values.

Description of Share-Based Plans

Employee stock purchase plan. Effective November 1, 2000, we adopted the ESPP. The ESPP allows eligible employees to contribute up to ten percent of their base compensation to purchase shares of our common stock at 85 percent of the closing market price at purchase date. Shares authorized for issuance in connection with the ESPP are subject to an automatic annual increase of the lesser of one percent of the outstanding shares of common stock of Agilent on November 1, or an amount determined by the Compensation Committee of our Board of Directors. Under the terms of the ESPP, in no event shall the number of shares issued under the ESPP exceed 75 million shares.

Under our ESPP, employees purchased 1,454,724 shares for $48 million in 2013, 1,405,774 shares for $47 million in 2012 and 1,205,431 shares for $43 million in 2011. As of October 31, 2013, the number of shares of common stock authorized and available for issuance under our ESPP was 37,709,692. This excludes the number of shares of common stock to be issued to participants in consideration of the aggregate participant contributions totaling $23 million as of October 31, 2013.

Incentive compensation plans. On November 19, 2008 and March 11, 2009, the Compensation Committee of Board of Directors and the stockholders, respectively, approved the Agilent Technologies, Inc. 2009 Stock Plan (the "2009 Stock Plan") to replace the Company's 1999 Stock Plan and 1999 Stock Non-Employee Director Stock Plan and subsequently reserved 25 million shares of Company common stock that may be issued under the 2009 Plan, plus any shares forfeited or cancelled under the 1999 Stock Plan. The 2009 Stock Plan provides for the grant of awards in the form of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance shares and performance units with performance-based conditions on vesting or exercisability, and cash awards. The 2009 Plan has a term of ten years. As of October 31, 2013, 12,522,185 shares were available for future awards under the 2009 Stock Plan.

Stock options granted under the 2009 Stock Plans may be either "incentive stock options", as defined in Section 422 of the Internal Revenue Code, or non-statutory. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant and generally have a maximum contractual term of ten years. The exercise price for stock options is generally not less than 100 percent of the fair market value of our common stock on the date the stock award is granted.

Effective November 1, 2003, the Compensation Committee of the Board of Directors approved the LTPP, which is a performance stock award program administered under the 2009 Stock Plan, for the company's executive officers and other key employees. Participants in this program are entitled to receive unrestricted shares of the company's stock after the end of a three-year period, if specified performance targets are met. LTPP awards are generally designed to meet the criteria of a performance award with the performance metrics and peer group comparison set at the beginning of the performance period. Based on the performance metrics the final award may vary from zero to 200 percent of the target award. The maximum contractual term for awards under the LTPP program is three years. We consider the dilutive impact of this program in our diluted net income per share calculation only to the extent that the performance conditions are met.

In March 2007, we began to issue restricted stock units under our share-based plans. The estimated fair value of the restricted stock unit awards granted under the Stock Plans is determined based on the market price of

Agilent's common stock on the date of grant adjusted for expected dividend yield. Restricted stock units generally vest, with some exceptions, at a rate of 25 percent per year over a period of four years from the date of grant.

Impact of Share-based Compensation Awards

We have recognized compensation expense based on the estimated grant date fair value method under the authoritative guidance. For all share-based awards we have recognized compensation expense using a straight-line amortization method. As the guidance requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation has been reduced for estimated forfeitures.

The impact on our results for share-based compensation was as follows:

	Years Ended October 31,		
	2013	2012	2011
		(in millions)	
Cost of products and services	$ 20	$ 16	$ 16
Research and development	12	10	10
Selling, general and administrative	56	50	47
Total share-based compensation expense	$ 88	$ 76	$ 73

At October 31, 2013 and 2012 there was no share-based compensation capitalized within inventory. The windfall income tax benefit realized from the exercised stock options and similar awards recognized was $2 million in 2013 and zero in 2012 and 2011, respectively. The weighted average grant date fair value of options, granted in 2013, 2012 and 2011 was $12.18, $13.69 and $12.48 per share, respectively.

Included in the 2013 expense is incremental expense for acceleration of share-based compensation related to the announced workforce reduction plan of $3 million. In 2012 and 2011 the expense for the acceleration of share-based compensation related to the announced workforce reduction plan was immaterial. Upon termination of the employees impacted by workforce reduction, the non-vested Agilent awards held by these employees immediately vests. Employees have a period of up to three months in which to exercise the Agilent options before such options are cancelled.

Valuation Assumptions

For all periods presented, the fair value of share based awards for employee stock option awards was estimated using the Black-Scholes option pricing model. For all periods presented, shares granted under the LTPP were valued using a Monte Carlo simulation. The estimated fair value of restricted stock unit awards was determined based on the market price of Agilent's common stock on the date of grant adjusted for expected dividend yield. On January 17, 2012, the company's Board of Directors approved the initiation of quarterly cash dividends to the company's shareholders. The fair value of all the awards granted prior to the declaration of quarterly cash dividend was measured based on an expected dividend yield of 0%. The ESPP allows eligible employees to purchase shares of our common stock at 85 percent of the fair market value at the purchase date.

The following assumptions were used to estimate the fair value of employee stock options and LTPP grants.

	Years Ended October 31,		
	2013	2012	2011
Stock Option Plans:			
Weighted average risk-free interest rate	0.86%	0.88%	1.49%
Dividend yield	1%	0%	0%
Weighted average volatility	39%	38%	35%
Expected life	5.8 years	5.8 years	5.8 years
LTPP:			
Volatility of Agilent shares	37%	41%	40%
Volatility of selected peer-company shares	6%-64%	17%-75%	20%-76%
Price-wise correlation with selected peers	49%	62%	55%

Both the Black-Scholes and Monte Carlo simulation fair value models require the use of highly subjective and complex assumptions, including the option's expected life and the price volatility of the underlying stock. For all the years presented, the expected stock price volatility assumption was determined using the historical volatility of Agilent's stock options over the most recent historical period equivalent to the expected life.

For the grants awarded under the 2009 stock plan after November 1, 2010, we increased the period available to retirement eligible employees to exercise their options from three years at retirement date to the full contractual term of ten years. In developing our estimated life of our employee stock options of 5.8 years for 2011 to 2013, we considered the historical option exercise behavior of our executive employees who were granted the majority of the options in the annual grants made which we believe is representative of future behavior.

Share-based Payment Award Activity

Employee Stock Options

The following table summarizes employee stock option award activity made to our employees and directors for 2013:

	Options Outstanding		Weighted Average Exercise Price
	(in thousands)		
Outstanding at October 31, 2012	12,077	$	30
Granted	1,596	$	36
Exercised	(4,037)	$	28
Cancelled/Forfeited/Expired	(27)	$	17
Outstanding at October 31, 2013	9,609	$	32

Forfeited and expired options from total cancellations in 2013 were as follows:

	Options Cancelled		Weighted Average Exercise Price
	(in thousands)		
Forfeited	—	$	—
Expired	27	$	17
Total Options Cancelled during 2013	27	$	17

The options outstanding and exercisable for equity share-based payment awards at October 31, 2013 were as follows:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
	(in thousands)	(in years)		(in thousands)	(in thousands)	(in years)		(in thousands)
$0 - 25	1,507	2.4	$ 20	$ 45,750	1,507	2.4	$ 20	$ 45,750
$25.01 - 30	1,051	5.9	$ 29	22,418	691	5.8	$ 29	14,727
$30.01 - 40	7,045	5.6	$ 35	112,829	3,870	3.4	$ 34	66,448
$40.01 & over	6	8.4	$ 45	33	1	8.4	$ 45	8
	9,609	5.1	$ 32	$ 181,030	6,069	3.4	$ 30	$ 126,933

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the company's closing stock price of $50.76 at October 31, 2013, which would have been received by award holders had all award holders exercised their awards that were in-the-money as of that date. The total number of in-the-money awards exercisable at October 31, 2013 was approximately 6 million.

The following table summarizes the aggregate intrinsic value of options exercised and the fair value of options granted in 2013, 2012 and 2011:

	Aggregate Intrinsic Value	Weighted Average Exercise Price	Per Share Value Using Black-Scholes Model
	(in thousands)		
Options exercised in fiscal 2011	$ 164,738	$ 27	
Black-Scholes per share value of options granted during fiscal 2011			$ 12
Options exercised in fiscal 2012	$ 38,188	$ 23	
Black-Scholes per share value of options granted during fiscal 2012			$ 14
Options exercised in fiscal 2013	$ 71,499	$ 28	
Black-Scholes per share value of options granted during fiscal 2013			$ 12

As of October 31, 2013, the unrecognized share-based compensation costs for outstanding stock option awards, net of expected forfeitures, was approximately $13 million which is expected to be amortized over a weighted average period of 2.2 years. The amount of cash received from the exercise of share-based awards granted was $161 million in 2013, $100 million in 2012 and $304 million in 2011. See Note 5, "Income Taxes" for the tax impact on share-based award exercises.

Non-vested Awards

The following table summarizes non-vested award activity in 2013 primarily for our LTPP and restricted stock unit awards:

	Shares	Weighted Average Grant Price
	(in thousands)	
Non-vested at October 31, 2012	3,514	$ 35
Granted	1,394	$ 38
Vested	(1,251)	$ 35
Forfeited	(76)	$ 38
Change in LTPP shares vested in the year due to performance conditions	(35)	$ 36
Non-vested at October 31, 2013	3,546	$ 37

As of October 31, 2013, the unrecognized share-based compensation costs for non-vested restricted stock awards, net of expected forfeitures, was approximately $54 million which is expected to be amortized over a weighted average period of 2.2 years. The total fair value of restricted stock awards vested was $44 million for 2013, $54 million for 2012 and $43 million for 2011.

5. Income Taxes

The domestic and foreign components of income before taxes are:

	Years Ended October 31,		
	2013	2012	2011
		(in millions)	
U.S. operations	$ 39	$ 45	$ 88
Non-U.S. operations	820	998	944
Total income before taxes	$ 859	$ 1,043	$ 1,032

The provision (benefit) for income taxes is comprised of:

	Years Ended October 31,		
	2013	2012	2011
		(in millions)	
U.S. federal taxes:			
Current	$ 24	$ 6	$ (1)
Deferred	48	(144)	—
Non-U.S. taxes:			
Current	77	41	(6)
Deferred	(24)	(22)	28
State taxes, net of federal benefit:			
Current	3	1	(11)
Deferred	7	8	10
Total provision	$ 135	$ (110)	$ 20

The income tax provision does not reflect potential future tax savings resulting from excess deductions associated with our various share-based award plans.

The significant components of deferred tax assets and deferred tax liabilities included on the consolidated balance sheet are:

	October 31,			
	2013		2012	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in millions)			
Inventory	$ 32	$ —	$ 24	$ —
Intangibles	—	214	—	239
Property, plant and equipment	18	—	11	—
Warranty reserves	25	—	21	—
Retiree medical benefits	—	—	5	—
Pension benefits	42	—	136	—
Employee benefits, other than retirement	57	—	60	—
Net operating loss, capital loss, and credit carryforwards	263	—	293	—
Unrealized gains/losses on investments	24	—	26	—
Unremitted earnings of foreign subsidiaries	—	114	—	88
Share-based compensation	54	—	57	—
Deferred revenue	27	—	27	—
Other	36	3	51	1
Subtotal	578	331	711	328
Tax valuation allowance	(85)	—	(93)	—
Total deferred tax assets or deferred tax liabilities	$ 493	$ 331	$ 618	$ 328

The significant decrease in 2013 as compared to 2012 for the deferred tax asset relating to pension benefits is due mainly to the tax effect of changes in post-retirement pension plans recognized in other comprehensive income. The deferred tax liability relating to intangible assets is due primarily to acquired intangible assets from Dako. The amortization expenses associated with acquired intangible assets are not deductible for tax purposes.

Agilent records U.S. income taxes on the undistributed earnings of foreign subsidiaries unless the subsidiaries' earnings are considered indefinitely reinvested outside the U.S. As of October 31, 2013 the Company recognized a $114 million deferred tax liability for the overall residual tax expected to be imposed upon the repatriation of unremitted foreign earnings that are not considered permanently reinvested. As of October 31, 2013, the cumulative amount of undistributed earnings considered indefinitely reinvested was $6.1 billion. No deferred tax liability has been recognized on the basis difference created by such earnings since it is our intention to utilize those earnings in the company's foreign operations. Because of the availability of U.S. foreign tax credits, the determination of the unrecognized deferred tax liability on these earnings is not practicable.

The breakdown between current and long-term deferred tax assets and deferred tax liabilities was as follows for the years 2013 and 2012:

	October 31,	
	2013	2012
	(in millions)	
Current deferred tax assets (included within other current assets)	$ 115	$ 95
Long-term deferred tax assets (included within other assets)	264	400
Current deferred tax liabilities (included within other accrued liabilities)	(4)	(2)
Long-term deferred tax liabilities (included within other long-term liabilities)	(213)	(203)
Total	$ 162	$ 290

Valuation allowances require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. In the fourth quarter of 2012, management concluded that the valuation allowance for most of Agilent's U.S. federal and state deferred tax assets is no longer needed primarily due to the emergence from cumulative losses in recent years, the return to sustainable U.S. operating profits and the expectation of sustainable profitability in future periods. As of October 31, 2012, the cumulative positive evidence outweighed the negative evidence regarding the likelihood that most of the deferred tax asset for Agilent's U.S. consolidated income tax group will be realized. Accordingly, we recognized a non-recurring tax benefit of $280 million relating to the valuation allowance reversal. As of October 31, 2013, we continued to maintain a valuation allowance of $85 million until sufficient positive evidence exists to support reversal. The valuation allowance is mainly related to deferred tax assets for California R&D credits and net operating losses in the Netherlands.

At October 31, 2013, we had federal net operating loss carryforwards of approximately $22 million and tax credit carryforwards of approximately $113 million. The federal net operating losses expire in years beginning 2021 through 2026, and the federal tax credits begin to expire in 2018, if not utilized. At October 31, 2013, we had state net operating loss carryforwards of approximately $161 million which expire in years beginning 2014 through 2031, if not utilized. In addition, we had net state tax credit carryforwards of $26 million that do not expire. All of the federal and some of the state net operating loss carryforwards are subject to change of ownership limitations provided by the Internal Revenue Code and similar state provisions. At October 31, 2013, we also had foreign net operating loss carryforwards of approximately $472 million. Of this foreign loss, $237 million will expire in years beginning 2014 through 2022, if not utilized. The remaining $235 million has an indefinite life. Some of the foreign losses are subject to annual loss limitation rules. These annual loss limitations in the U.S. and foreign jurisdictions may result in the expiration or reduced utilization of the net operating losses.

The authoritative guidance prohibits recognition of a deferred tax asset for excess tax benefits related to stock and stock option plans that have not yet been realized through reduction in income taxes payable. Such unrecognized deferred tax benefit totals $150 million as of October 31, 2013 and will be accounted for as a credit to shareholders' equity, if and when realized, through a reduction in income taxes payable. The Company recognized approximately $68 million as a credit to shareholders' equity for cumulative excess tax benefits related to stock and stock option plans that have been realized as of October 31, 2013.

The differences between the U.S. federal statutory income tax rate and our effective tax rate are:

	Years Ended October 31,		
	2013	2012	2011
		(in millions)	
Profit before tax times statutory rate	$ 301	$ 365	$ 361
State income taxes, net of federal benefit	7	8	(1)
Non-U.S. income taxed at different rates	(162)	(144)	(153)
Change in unrecognized non-U.S. tax benefits	—	(68)	(97)
Valuation allowances	(8)	(280)	(84)
Other, net	(3)	9	(6)
Provision for income taxes	$ 135	$ (110)	$ 20
Effective tax rate	16%	(11)%	2%

Agilent enjoys tax holidays in several different jurisdictions, most significantly in Singapore. The tax holidays provide lower rates of taxation on certain classes of income and require various thresholds of investments and employment or specific types of income in those jurisdictions. The tax holidays are due for renewal between 2015 and 2023. As a result of the incentives, the impact of the tax holidays decreased income taxes by $127 million, $122 million, and $127 million in 2013, 2012, and 2011, respectively. The benefit of the tax holidays on net income per share (diluted) was approximately $0.37, $0.35, and $0.36 in 2013, 2012 and 2011, respectively.

For 2013, the effective tax rate was 16 percent. The 16 percent effective tax rate is lower than the U.S. statutory rate primarily due to the mix of earnings in non-U.S. jurisdictions taxed at lower statutory rates; in particular Singapore where we enjoy tax holidays. The effective tax rate also included a $12 million out-of-period adjustment to increase tax expense, recognized in the second quarter of 2013, associated with the write off of deferred tax assets related to foreign tax credits incorrectly claimed in prior years.

For 2012, the effective tax was a benefit of 11 percent. The11 percent effective tax rate benefit reflected tax on earnings in jurisdictions that had low effective tax rates and includes a $280 million tax benefit due to the reversal of a valuation allowance for most U.S. federal and state deferred tax assets. Valuation allowances require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. In the fourth quarter of 2012, management concluded that the valuation allowance for most of Agilent's U.S. federal and state deferred tax assets is no longer needed primarily due to the emergence from cumulative losses in recent years, the return to sustainable U.S. operating profits and the expectation of sustainable profitability in future periods. As of October 31, 2012, the cumulative positive evidence outweighed the negative evidence regarding the likelihood that most of the deferred tax asset for Agilent's U.S. consolidated income tax group will be realized. Accordingly, the Company recognized a non-recurring tax benefit of $280 million relating to the valuation allowance reversal. The effective tax rate also included a non-recurring tax expense of $88 million relating to an increase in the overall residual U.S. tax expected to be imposed upon the repatriation of unremitted foreign earnings previously considered permanently reinvested. During the fourth quarter of 2012, the Company assessed the forecasted cash needs and the overall financial position of its foreign subsidiaries and determined that a portion of previously permanently reinvested earnings would no longer be reinvested overseas. The effective tax rate was also reduced by a $68 million tax benefit primarily associated with the recognition of previously unrecognized tax benefits and the reversal of the related interest accruals due to the reassessment of certain uncertain tax positions relating to foreign jurisdictions.

For 2011, the effective tax rate was 2 percent. The 2 percent effective tax rate reflected tax on earnings in jurisdictions that had low effective tax rates and included a $97 million net tax benefit primarily associated with a refund in Canada and the recognition of previously unrecognized tax benefits and the reversal of the related interest accruals due to the reassessment of certain uncertain tax positions. The income tax provision also included a $26 million out of period adjustment to reduce the carrying value of certain U.K. deferred tax assets

for which the majority was recorded in the quarter ended April 30, 2011. The overstatement of these deferred tax assets resulted in an overstatement of the U.K. valuation allowance release in the fourth quarter of 2010. For the full year, this out of period adjustment was substantially offset by other out of period adjustments. The net impact of all out of period adjustments on the effective tax rate was immaterial. Without considering interest and penalties, the effective rate reflected taxes in all jurisdictions except the U.S. and certain foreign jurisdictions in which income tax expense or benefit continued to be offset by adjustments to valuation allowances.

The breakdown between current and long-term income tax assets and liabilities, excluding deferred tax assets and liabilities, was as follows for the years 2013 and 2012:

	October 31,	
	2013	2012
	(in millions)	
Current income tax assets (included within other current assets)	$ 42	$ 65
Long-term income tax assets (included within other assets)	34	49
Current income tax liabilities (included within other accrued liabilities)	(48)	(115)
Long-term income tax liabilities (included within other long-term liabilities)	(341)	(320)
Total	$ (313)	$ (321)

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. In accordance with the guidance on the accounting for uncertainty in income taxes, for all U.S. and other tax jurisdictions, we recognize potential liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes and interest will be due. The ultimate resolution of tax uncertainties may differ from what is currently estimated, which could result in a material impact on income tax expense. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

The aggregate changes in the balances of our unrecognized tax benefits including all federal, state and foreign tax jurisdictions are as follows:

	2013	2012	2011
		(in millions)	
Balance, beginning of year	$ 464	$ 469	$ 656
Additions for acquisitions	—	—	—
Additions for tax positions related to the current year	53	56	41
Additions for tax positions from prior years	11	40	18
Reductions for tax positions from prior years	(6)	(90)	(170)
Settlements with taxing authorities	(3)	(2)	(67)
Statute of limitations expirations	(3)	(9)	(9)
Balance, end of year	$ 516	$ 464	$ 469

As of October 31, 2013, we had $516 million of unrecognized tax benefits of which $499 million, if recognized, would affect our effective tax rate.

We recognized a tax expense of $5 million, a tax benefit of $4 million and a tax expense of $14 million of interest and penalties related to unrecognized tax benefits in 2013, 2012 and 2011, respectively. Interest and penalties accrued as of October 31, 2013 and 2012 were $39 million and $34 million, respectively.

In the U.S., tax years remain open back to the year 2006 for federal income tax purposes and the year 2000 for significant states. Our U.S. federal income tax returns for 2006 through 2007 are currently under audit by the IRS. During the three months ended July 31, 2012, we received a Revenue Agents Report ("RAR") for these years and filed a protest to dispute certain adjustments, the most significant of which pertains to the amount of a gain from the disposition of a business that was allocated to the U.S. for income tax purposes. There can be no assurance that the outcome of this dispute will not have a material effect on our operating results or financial condition. In other major jurisdictions where we conduct business, the tax years generally remain open back to the year 2003. With these jurisdictions and the U.S., it is reasonably possible that there could be significant changes to our unrecognized tax benefits in the next twelve months due to either the expiration of a statute of limitation or a tax audit settlement. Given the number of years and numerous matters that remain subject to examination in various tax jurisdictions, we are unable to estimate the range of possible changes to the balance of our unrecognized tax benefits.

6. Net Income per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the periods presented below.

	Years Ended October 31,		
	2013	2012	2011
		(in millions)	
Numerator:			
Net income	$ 724	$ 1,153	$ 1,012
Denominators:			
Basic weighted average shares	341	348	347
Potentially dilutive common stock equivalents — stock options and other employee stock plans	4	5	8
Diluted weighted average shares	345	353	355

The dilutive effect of share-based awards is reflected in diluted net income per share by application of the treasury stock method, which includes consideration of unamortized share-based compensation expense, the tax benefits or shortfalls charged to additional paid-in capital and the dilutive effect of in-the-money options and non-vested restricted stock units. Under the treasury stock method, the amount the employee must pay for exercising stock options and unamortized share-based compensation expense and tax benefits or shortfalls collectively are assumed proceeds to be used to repurchase hypothetical shares. An increase in the fair market value of the company's common stock can result in a greater dilutive effect from potentially dilutive awards. The total number of share-based awards issued in 2013, 2012 and 2011 were 6 million, 5 million and 12 million, respectively.

We exclude stock options with exercise prices greater than the average market price of our common stock from the calculation of diluted earnings per share because their effect would be anti-dilutive. For 2013, 2012 and 2011, options to purchase 4,200, 436,500 and 554,000 shares respectively were excluded from the calculation of diluted earnings per share. In addition, we also exclude from the calculation of diluted earnings per share, stock options, ESPP, LTPP and restricted stock awards whose combined exercise price, unamortized fair value and excess tax benefits or shortfalls collectively were greater than the average market price of our common stock because their effect would also be anti-dilutive. For the year ended 2013, 2012 and 2011, options to purchase 18,300, 1,544,600 and 115,200 shares respectively were excluded from the calculation of diluted earnings per share.

7. Supplemental Cash Flow Information

Net cash paid for income taxes was $110 million in 2013, $86 million in 2012, and $22 million in 2011. Cash paid for interest was $112 million in 2013, $111 million in 2012 and $95 million in 2011.

8. Inventory

	October 31,	
	2013	2012
	(in millions)	
Finished goods	$ 552	$ 509
Purchased parts and fabricated assemblies	514	505
Inventory	$ 1,066	$ 1,014

Inventory-related excess and obsolescence charges of $48 million were recorded in total cost of products in 2013, and $30 million each in 2012 and 2011, respectively. We record excess and obsolete inventory charges for both inventory on our site as well as inventory at our contract manufacturers and suppliers where we have non-cancellable purchase commitments.

9. Property, Plant and Equipment, Net

	October 31,	
	2013	2012
	(in millions)	
Land	$ 131	$ 142
Buildings and leasehold improvements	1,330	1,475
Machinery and equipment	1,019	882
Software	398	383
Total property, plant and equipment	2,878	2,882
Accumulated depreciation and amortization	(1,744)	(1,718)
Property, plant and equipment, net	$ 1,134	$ 1,164

Asset impairments other than restructuring were $3 million in 2013, zero in 2012 and $7 million in 2011. Depreciation expenses were $181 million in 2013, $171 million in 2012 and $142 million in 2011. For the year ended October 31, 2012 we recorded $15 million of accelerated depreciation related to a building classified as held and used. In accordance with the accounting guidance, it was determined that the building had been abandoned and an assessment was made of the remaining useful life of the building. The building was written down to its appropriate fair value.

10. Goodwill and Other Intangible Assets

The goodwill balances at October 31, 2013, 2012 and 2011 and the movements in 2013 and 2012 for each of our reportable segments are shown in the table below:

	Life Sciences and Diagnostics	Chemical Analysis	Electronic Measurement	Total
	(in millions)			
Goodwill as of October 31, 2011	$ 363	$ 760	$ 444	$ 1,567
Foreign currency translation impact	25	(10)	(9)	6
Goodwill arising from acquisitions	1,419	1	32	1,452
Goodwill as of October 31, 2012	$ 1,807	$ 751	$ 467	$ 3,025
Foreign currency translation impact	63	(10)	(47)	6
Goodwill arising from acquisitions and other	13	4	(1)	16
Goodwill as of October 31, 2013	$ 1,883	$ 745	$ 419	$ 3,047

We formed a new operating segment in the fourth fiscal quarter of 2013. The new life sciences and diagnostics segment was formed by the combination of the life sciences business plus the diagnostics and genomics business. The historical segment information for the life sciences and diagnostics segment has been

recast to conform to this new reporting structure. The goodwill balance as of October 31, 2011 has been revised due to miscategorization at acquisition. $4 million of goodwill from the life sciences and diagnostics segment and $5 million of goodwill from the chemical analysis segment has been reallocated to the electronic measurement segment. As of September 30, 2013, we assessed goodwill impairment for our reporting units and no impairment of goodwill was indicated.

The component parts of other intangible assets at October 31, 2013 and 2012 are shown in the table below:

	Other Intangible Assets		
	Gross Carrying Amount	Accumulated Amortization and Impairments	Net Book Value
		(in millions)	
As of October 31, 2012:			
Purchased technology	$ 849	$ 333	$ 516
Backlog	14	14	—
Trademark/Tradename	168	27	141
Customer relationships	391	155	236
Total amortizable intangible assets	$ 1,422	$ 529	$ 893
In-Process R&D	193	—	193
Total	$ 1,615	$ 529	$ 1,086
As of October 31, 2013:			
Purchased technology	$ 1,019	$ 460	$ 559
Backlog	14	14	—
Trademark/Tradename	176	40	136
Customer relationships	401	215	186
Total amortizable intangible assets	$ 1,610	$ 729	$ 881
In-Process R&D	35	—	35
Total	$ 1,645	$ 729	$ 916

In 2013, we recorded additions to goodwill of $16 million related to the acquisition of four businesses. During the year, we also recorded $5 million of additions and adjustments to other intangibles mostly related to the same four businesses. We recorded $25 million of foreign exchange translation impact to other intangibles in 2013. The $158 million decrease in in-process R&D was largely due to the completion of projects in our life sciences and diagnostics segment.

In 2012, we recorded additions to goodwill of $1,452 million related to ten businesses including the Dako acquisition discussed in Note 3, "Acquisitions". During the year, we also recorded additions to other intangibles of $786 million including $183 million of Dako in-process research and development, related to the same ten businesses. We recorded $8 million of foreign exchange translation impact to other intangibles in 2012.

Amortization of intangible assets was $199 million in 2013, $136 million in 2012, and $111 million in 2011. In addition, we recorded $1 million of impairments of other intangibles related to the cancellation of an in-process research and development project during 2013. Future amortization expense related to finite-lived existing purchased intangible assets is estimated to be $194 million in 2014, $181 million for 2015, $154 million for 2016, $106 million for 2017, $70 million for 2018, and $176 million thereafter.

11. Investments

Equity Investments

The following table summarizes the company's equity investments as of October 31, 2013 and 2012 (net book value):

	October 31, 2013	October 31, 2012
	(in millions)	
Short-Term		
Cost method investments	$ —	11
Long-Term		
Cost method investments	$ 44	$ 59
Trading securities	51	50
Available-for-sale investments	25	—
Equity method investments	19	—
Total	$ 139	$ 109

Cost method investments consist of non-marketable equity securities and two funds and are accounted for at historical cost. Trading securities are reported at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Investments designated as available-for-sale were reported at fair value, with unrealized gains and losses, net of tax, included in stockholders' equity. Equity method investments are reported at the amount of the company's initial investment and adjusted each period for the company's share of the investee's income or loss and dividend paid.

Investments in available-for-sale securities at estimated fair value were as follows as of October 31, 2013:

	October 31, 2013			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)			
Equity securities	15	10	—	25
	$ 15	$ 10	$ —	$ 25

All of our investments, excluding trading securities, are subject to periodic impairment review. The impairment analysis requires significant judgment to identify events or circumstances that would likely have significant adverse effect on the future value of the investment. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery, the financial condition and near-term prospects of the investee, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Amounts included in other income (expense), net for realized gains on the sale of available-for-sale securities and the appropriate share of loss on equity method investments were as follows:

	Years Ended October 31,		
	2013	2012	2011
		(in millions)	
Available-for-sale investments — realized gain	$ 1	$ 2	$ 6
Equity method investments - share of losses	(2)	$ —	$ —

Net unrealized gains and losses on our trading securities portfolio were $8 million of unrealized gains in 2013, $5 million of unrealized gains in 2012 and $1 million of unrealized gains in 2011.

Realized gains from the sale of cost method securities were zero for 2013, $2 million for 2012 and zero for 2011. Proceeds from the sale of cost method investments were $11 million in 2013.

Investments in Leases

In February 2001, we sold a parcel of surplus land in San Jose, California for $287 million in cash. In August 2001, we acquired a long-term leasehold interest in several municipal properties in southern California. In 2002, we received $237 million in non-refundable prepaid rent related to the leasehold interests described above.

In December 2011, we terminated our leasehold interest in the municipal properties, received $80 million in cash and recognized a loss of approximately $2 million.

12. Fair Value Measurements

The authoritative guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market and assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

The guidance establishes a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into three levels. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 — applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 — applies to assets or liabilities for which there are inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, for the asset or liability such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in less active markets; or other inputs that can be derived principally from, or corroborated by, observable market data.

Level 3 — applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis as of October 31, 2013 were as follows:

		Fair Value Measurement at October 31, 2013 Using		
	October 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in millions)		
Assets:				
Short-term				
Cash equivalents (money market funds)	$ 1,968	$ 1,968	$ —	$ —
Derivative instruments (foreign exchange contracts)	7	—	7	—
Long-term				
Trading securities	51	51	—	—
Available-for-sale investments	25	25	—	—
Total assets measured at fair value	$ 2,051	$ 2,044	$ 7	$ —
Liabilities:				
Short-term				
Derivative instruments (foreign exchange contracts)	$ 6	$ —	$ 6	$ —
Long-term				
Deferred compensation liability	51	—	51	—
Total liabilities measured at fair value	$ 57	$ —	$ 57	$ —

Financial assets and liabilities measured at fair value on a recurring basis as of October 31, 2012 were as follows:

		Fair Value Measurement at October 31, 2012 Using		
	October 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in millions)		
Assets:				
Short-term				
Cash equivalents (money market funds)	$ 1,834	$ 1,834	$ —	$ —
Derivative instruments (foreign exchange and interest rate swap	7	—	7	—
Long-term				
Trading securities	50	50	—	—
Total assets measured at fair value	$ 1,891	$ 1,884	$ 7	$ —
Liabilities:				
Short-term				
Derivative instruments (foreign exchange contracts)	$ 6	$ —	$ 6	$ —
Long-term				
Deferred compensation liability	48	—	48	—
Total liabilities measured at fair value	$ 54	$ —	$ 54	$ —

Our money market funds, trading securities, and available-for-sale investments are generally valued using quoted market prices and therefore are classified within level 1 of the fair value hierarchy. Our derivative financial instruments are classified within level 2, as there is not an active market for each hedge contract, but the inputs used to calculate the value of the instruments are tied to active markets. Our deferred compensation liability is classified as level 2 because although the values are not directly based on quoted market prices, the inputs used in the calculations are observable.

Trading securities and deferred compensation liability are reported at fair value, with gains or losses resulting from changes in fair value recognized currently in net income. Investments designated as available-for-sale and certain derivative instruments are reported at fair value, with unrealized gains and losses, net of tax, included in stockholders' equity. Realized gains and losses from the sale of these instruments are recorded in net income.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Long-Lived Assets

For assets measured at fair value on a non-recurring basis, the following table summarizes the impairments included in net income for the years ended October 31, 2013 and 2012:

	Years Ended October 31,	
	2013	2012
	(in millions)	
Long-lived assets held and used	$ 2	$ 1
Long-lived assets held for sale	$ 1	$ —

Long-lived assets held and used with a carrying amount of $2 million were written down to their fair value of zero, resulting in an impairment charge of $2 million, which was included in net income for 2013. Long-lived assets held and used with a carrying amount of $1 million were written down to their fair value of zero, resulting in an impairment charge of $1 million, which was included in net income for 2012.

Long-lived assets held for sale with a carrying amount of $3 million were written down to their fair value of $2 million, resulting in an impairment charge of $1 million which was included in net income for 2013.

Fair values for the impaired long-lived assets were measured using level 2 inputs.

13. Derivatives

We are exposed to foreign currency exchange rate fluctuations and interest rate changes in the normal course of our business. As part of risk management strategy, we use derivative instruments, primarily forward contracts, purchased options, and interest rate swaps, to hedge economic and/or accounting exposures resulting from changes in foreign currency exchange rates and interest rates.

Fair Value Hedges

We are exposed to interest rate risk due to the mismatch between the interest expense we pay on our loans at fixed rates and the variable rates of interest we receive from cash, cash equivalents and other short-term investments. We have issued long-term debt in U.S. dollars at fixed interest rates based on the market conditions at the time of financing. The fair value of our fixed rate debt changes when the underlying market rates of interest change, and, in the past, we have used interest rate swaps to change our fixed interest rate payments to U.S. dollar LIBOR-based variable interest expense to match the floating interest income from our cash, cash

equivalents and other short term investments. As of October 31, 2013, all interest rate swap contracts had either been terminated or had expired.

On November 25, 2008, we terminated two interest rate swap contracts associated with our 2017 senior notes that represented the notional amount of $400 million. The asset value, including interest receivable, upon termination was approximately $43 million and the amount to be amortized at October 31, 2013 was $22 million. On June 6, 2011, we also terminated five interest rate swap contracts associated with our 2015 senior notes that represented the notional amount of $500 million. The asset value, including interest receivable, upon termination was approximately $31 million and the amount to be amortized at October 31, 2013 was $12 million. On August 9, 2011, we terminated five interest rate swap contracts related to our 2020 senior notes that represented the notional amount of $500 million. The asset value, including interest receivable, upon termination for these contracts was approximately $34 million and the amount to be amortized at October 31, 2013 was $26 million. The proceeds from all such terminated interest rate swaps are recorded as operating cash flows and the gain is being deferred and amortized over the remaining life of the respective senior notes.

Cash Flow Hedges

We enter into foreign exchange contracts to hedge our forecasted operational cash flow exposures resulting from changes in foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities between one and twelve months. These derivative instruments are designated and qualify as cash flow hedges under the criteria prescribed in the authoritative guidance. The changes in the value of the effective portion of the derivative instrument are recognized in accumulated other comprehensive income. Amounts associated with cash flow hedges are reclassified to cost of sales in the consolidated statement of operations when the forecasted transaction occurs. If it becomes probable that the forecasted transaction will not occur, the hedge relationship will be de-designated and amounts accumulated in other comprehensive income will be reclassified to other income (expense) in the current period. Changes in the fair value of the ineffective portion of derivative instruments are recognized in earnings in the consolidated statement of operations in the current period. We record the premium paid (time value) of an option on the date of purchase as an asset. For options designated as cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness and are recognized in other income (expense) over the life of the option contract. Ineffectiveness in 2013, 2012 and 2011 was not significant. For the year ended October 31, 2013, 2012 and 2011 gains and losses recognized in earnings due to de-designation of cash flow hedge contracts were not significant.

In July 2012, Agilent executed treasury lock agreements for $400 million in connection with future interest payments to be made on our 2022 senior notes issued on September 10, 2012. We designated the treasury lock as a cash flow hedge. The treasury lock contracts were terminated on September 10, 2012 and we recognized a deferred gain in accumulated other comprehensive income of $3 million to be amortized to interest expense over the life of the 2022 senior notes.

Other Hedges

Additionally, we enter into foreign exchange contracts to hedge monetary assets and liabilities that are denominated in currencies other than the functional currency of our subsidiaries. These foreign exchange contracts are carried at fair value and do not qualify for hedge accounting treatment and are not designated as hedging instruments. Changes in value of the derivative are recognized in other income (expense) in the consolidated statement of operations, in the current period, along with the offsetting foreign currency gain or loss on the underlying assets or liabilities.

In connection with the acquisition of Dako, Agilent entered into several foreign currency forward contracts to mitigate the currency exchange risk associated with the payment of the purchase price in Danish Krone and the repayment of debt in multiple currencies. The aggregate notional amount of the currencies hedged was $1.7 billion. These foreign exchange contracts did not qualify for hedge accounting treatment and were not designated as hedging instruments. The resulting loss on settlement, on the date of acquisition, was $14 million and was recorded in other income (expense) in the consolidated statement of operations for the year ended October 31, 2012.

Our use of derivative instruments exposes us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. We do, however, seek to mitigate such risks by limiting our counterparties to major financial institutions which are selected based on their credit ratings and other factors. We have established policies and procedures for mitigating credit risk that include establishing counterparty credit limits, monitoring credit exposures, and continually assessing the creditworthiness of counterparties.

A number of our derivative agreements contain threshold limits to the net liability position with counterparties and are dependent on our corporate credit rating determined by the major credit rating agencies. The counterparties to the derivative instruments may request collateralization, in accordance with derivative agreements, on derivative instruments in net liability positions.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position as of October 31, 2013, was $3 million. The credit-risk-related contingent features underlying these agreements had not been triggered as of October 31, 2013.

There were 151 foreign exchange forward contracts and 19 foreign exchange option contracts open as of October 31, 2013 and designated as cash flow hedges. There were 170 foreign exchange forward contracts open as of October 31, 2013 not designated as hedging instruments. The aggregated U.S. Dollar notional amounts by currency and designation as of October 31, 2013 were as follows:

	Derivatives in Cash Flow Hedging Relationships		Derivatives Not Designated as Hedging Instruments
	Forward Contracts	Option Contracts	Forward Contracts
Currency	Buy/(Sell)	Buy/(Sell)	Buy/(Sell)
		(in millions)	
Euro	$ (23)	$ —	$ 243
British Pound	(17)	—	2
Canadian Dollar	(37)	—	—
Australian Dollars	11	—	9
Malaysian Ringgit	113	—	14
Japanese Yen	(56)	(97)	3
Other	(9)	—	(10)
	$ (18)	$ (97)	$ 261

The notional amounts within derivatives not designated as hedging instruments include forward cross currency contracts of Danish Krone equivalent of $70 million to sell Euro, $6 million to sell Japanese Yen and $5 million to buy other currencies.

Derivative instruments are subject to master netting arrangements and are disclosed gross in the balance sheet. The gross fair values and balance sheet location of derivative instruments held in the consolidated balance sheet as of October 31, 2013 and 2012 were as follows:

Fair Values of Derivative Instruments

Asset Derivatives			Liability Derivatives		
	Fair Value			Fair Value	
Balance Sheet Location	October 31, 2013	October 31, 2012	Balance Sheet Location	October 31, 2013	October 31, 2012
		(in millions)			
Derivatives designated as hedging instruments:					
Fair value hedges					
Interest rate contracts					
Other current assets	$ —	$ —	Other accrued liabilities	$ —	$ —
Other assets	$ —	$ —	Other long-term liabilities	$ —	$ —
Cash flow hedges					
Foreign exchange contracts					
Other current assets	$ 4	$ 4	Other accrued liabilities	$ 4	$ 2
	$ 4	$ 4		$ 4	$ 2
Derivatives not designated as hedging instruments:					
Foreign exchange contracts					
Other current assets	$ 3	$ 3	Other accrued liabilities	$ 2	$ 4
Total derivatives	$ 7	$ 7		$ 6	$ 6

The effect of derivative instruments for interest rate swap contracts and for foreign exchange contracts designated as hedging instruments and not designated as hedging instruments in our consolidated statement of operations were as follows:

	2013	2012	2011
		(in millions)	
Derivatives designated as hedging instruments:			
Fair Value Hedges			
Gain on interest rate swap contracts, including interest accrual, recognized in interest expense	$ —	$ —	$ 27
Gain (loss) on hedged item, recognized in interest expense	$ —	$ 3	$ (3)
Cash Flow Hedges			
Gain recognized in accumulated other comprehensive income	$ 10	$ 7	$ —
Gain (loss) reclassified from accumulated other comprehensive income into cost of sales	$ 13	$ 8	$ (5)
Treasury Lock Agreements			
Gain recognized in accumulated other comprehensive income	$ —	$ 3	$ —
Derivatives not designated as hedging instruments:			
Gain (loss) recognized in other income (expense), net	$ 7	$ (34)	$ 13

The estimated net amount of existing loss at October 31, 2013 that is expected to be reclassified from other comprehensive income to the cost of sales within the next twelve months is $1 million.

14. Restructuring

In the second quarter of 2013, in response to slow revenue growth due to macroeconomic conditions, we accrued for a targeted restructuring program that is expected to reduce Agilent's total headcount by approximately 450 regular employees, representing approximately 2 percent of our global workforce. The timing and scope of workforce reductions will vary based on local legal requirements. When completed, the restructuring program is expected to result in a reduction in annual cost of sales and operating expenses.

As previously announced, we are streamlining our manufacturing operations. As part of this action, we anticipate the reduction of approximately 250 positions to reduce our annual cost of sales.

Total headcount reductions from targeted restructuring and manufacturing streamlining will be approximately 700 positions. Within the U.S, we have substantially completed these restructuring activities. Internationally, we expect to complete the majority of these restructuring activities by the end of the second half of fiscal 2014. As of October 31, 2013, approximately 250 employees were terminated under the targeted restructuring program and 100 employees were terminated under the streamlining of manufacturing.

A summary of total restructuring accrual activity is shown in the table below:

	Workforce Reduction
	(in millions)
Balance as of October 31, 2012	$ —
Income statement expense	53
Cash payments	(29)
Balance as of October 31, 2013	$ 24

The restructuring accruals, which totaled $24 million at October 31, 2013, are recorded in other accrued liabilities on the consolidated balance sheet. These balances reflect estimated future cash outlays.

A summary of the charges in the consolidated statement of operations resulting from all restructuring plans is shown below:

	Year Ended October 31, 2013
	(in millions)
Cost of products and services	$ 19
Research and development	9
Selling, general and administrative	25
Total restructuring, asset impairments and other special charges	$ 53

15. Retirement Plans and Post Retirement Pension Plans

General. Substantially all of our employees are covered under various defined benefit and/or defined contribution retirement plans. Additionally, we sponsor post-retirement health care benefits for our eligible U.S. employees.

Agilent provides U.S. employees, who meet eligibility criteria under the Agilent Technologies, Inc. Retirement Plan ("RP"), defined benefits which are based on an employee's base or target pay during the years of employment and on length of service. For eligible service through October 31, 1993, the benefit payable under the Agilent Retirement Plan is reduced by any amounts due to the eligible employee under our defined contribution Deferred Profit-Sharing Plan ("DPSP"), which was closed to new participants as of November 1993.

In addition, in the U.S., Agilent maintains the Supplemental Benefits Retirement Plan ("SBRP"), a supplemental unfunded non-qualified defined benefit plan to provide benefits that would be provided under the RP but for limitations imposed by the Internal Revenue Code. The RP and the SBRP comprise the "U.S. Plans".

As of October 31, 2013 and 2012, the fair value of plan assets of the DPSP for U.S. Agilent Employees was $552 million and $534 million, respectively. Note that the projected benefit obligation for the DPSP equals the fair value of plan assets.

Eligible employees outside the U.S. generally receive retirement benefits under various retirement plans based upon factors such as years of service and/or employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

401(k) defined contribution plan. Eligible U.S. employees may participate in the Agilent Technologies, Inc. 401(k) Plan (the "401(k) Plan"). Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4 percent of an employee's annual eligible compensation. The maximum contribution to the 401(k) Plan is 50 percent of an employee's annual eligible compensation, subject to regulatory limitations. The 401(k) Plan employer expense included in income from operations was $25 million in 2013, $25 million in 2012 and $24 million in 2011.

Post-retirement medical benefit plans. In addition to receiving retirement benefits, U.S. employees who meet eligibility requirements as of their termination date may participate in the Agilent Technologies, Inc. Health Plan for Retirees. Eligible retirees who were less than age 50 as of January 1, 2005 and who retire after age 55 with 15 or more years of service are eligible for a fixed amount which can be utilized to pay for either Agilent sponsored plans and/or individual medicare plans. Eligible retirees who were at least age 50 as of January 1, 2005 and who retire after age 55 with 15 or more years of service currently choose from managed-care, indemnity options or individual medicare plans, with the company subsidization level or stipend dependent on a number of factors including eligibility and length of service. See *Plan Amendments* below for changes to these benefits.

Plan Amendments. On April 1, 2011, changes to the Agilent Technologies, Inc. Health Plan for Retirees were approved. Effective January 1, 2012, employees who were at least age 50 as of January 1, 2005 and who retire after age 55 with 15 or more years of service are eligible for fixed dollar subsidies and stipends. Grandfathered retirees receive a fixed monthly subsidy toward pre-65 premium costs (subsidy capped at 2011 levels) and a fixed monthly stipend post-65. The subsidy amounts will not increase. In connection with these changes, we reduced our Accumulated Prospective Benefit Obligation by $194 million with the offset going to accumulated other comprehensive income.

Components of net periodic cost. The company uses alternate methods of amortization as allowed by the authoritative guidance which amortizes the actuarial gains and losses on a consistent basis for the years presented. For U.S. Plans, gains and losses are amortized over the average future working lifetime. For most Non-U.S. Plans and U.S. Post-Retirement Benefit Plans, gains and losses are amortized using a separate layer for each year's gains and losses. For the years ended October 31, 2013, 2012 and 2011, components of net periodic benefit cost and other amounts recognized in other comprehensive income were comprised of:

	Pensions						U.S. Post-Retirement Benefit Plans		
	U.S. Plans			Non-U.S. Plans					
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(in millions)								
Net periodic benefit cost (benefit)									
Service cost — benefits earned during the period	$ 44	$ 40	$ 42	$ 36	$ 33	$ 32	$ 4	$ 3	$ 3
Interest cost on benefit obligation	24	27	28	68	74	72	12	15	21
Expected return on plan assets	(51)	(46)	(44)	(97)	(92)	(94)	(20)	(19)	(21)
Amortization of net actuarial loss	13	7	4	55	42	40	18	16	14
Amortization of prior service benefit	(12)	(12)	(12)	(1)	(1)	(1)	(35)	(35)	(26)
Net periodic benefit cost (benefit)	18	16	18	61	56	49	(21)	(20)	(9)
Curtailments and settlements	—	—	(1)	—	—	—	—	—	—
Total periodic benefit cost (benefit)	$ 18	$ 16	$ 17	$ 61	$ 56	$ 49	$ (21)	$ (20)	$ (9)
Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss									
Net actuarial (gain) loss	$ (122)	$ 69	$ 31	$ (85)	$ 214	$ 40	$ (57)	$ 22	$ 12
Amortization of net actuarial loss	(13)	(7)	(4)	(55)	(42)	(40)	(18)	(16)	(14)
Prior service cost (benefit)	—	—	—	—	—	6	—	—	(194)
Amortization of prior service benefit	12	12	12	1	1	1	35	35	26
Foreign currency	—	—	—	2	(5)	11	—	—	—
Total recognized in other comprehensive (income) loss	$ (123)	$ 74	$ 39	$ (137)	$ 168	$ 18	$ (40)	$ 41	$ (170)
Total recognized in net periodic benefit cost (benefit) and other comprehensive (income) loss	$ (105)	$ 90	$ 56	$ (76)	$ 224	$ 67	$ (61)	$ 21	$ (179)

In 2011, due to payments exceeding the sum of service cost plus interest cost in the U.S. Supplemental Benefits Retirement Plan, we recorded a $1 million settlement gain in the income statement as required by authoritative guidance.

Funded status. As of October 31, 2013 and 2012, the funded status of the defined benefit and post-retirement benefit plans was:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		U.S. Post-Retirement Benefit Plans	
	2013	2012	2013	2012	2013	2012
	(in millions)					
Change in fair value of plan assets:						
Fair value — beginning of year	$ 654	$ 578	$ 1,801	$ 1,684	$ 261	$ 258
Actual return on plan assets	132	65	267	158	47	25
Employer contributions	30	30	89	54	1	—
Participants' contributions	—	—	1	—	—	—
Benefits paid	(34)	(19)	(49)	(46)	(21)	(22)
Currency impact	—	—	(64)	(49)	—	—
Fair value — end of year	$ 782	$ 654	$ 2,045	$ 1,801	$ 288	$ 261
Change in benefit obligation:						
Benefit obligation — beginning of year	$ 771	$ 637	$ 2,117	$ 1,830	$ 343	$ 319
Service cost	44	40	36	33	4	3
Interest cost	24	27	68	74	12	15
Participants' contributions	—	—	1	—	—	—
Plan amendment	—	—	—	—	—	—
Actuarial (gain) loss	(41)	87	85	280	(31)	28
Benefits paid	(35)	(20)	(49)	(46)	(21)	(22)
Curtailments	—	—	—	—	—	—
Currency impact	—	—	(59)	(54)	—	—
Benefit obligation — end of year	$ 763	$ 771	$ 2,199	$ 2,117	$ 307	$ 343
Overfunded (underfunded) status of PBO	$ 19	$ (117)	$ (154)	$ (316)	$ (19)	$ (82)
Amounts recognized in the consolidated balance sheet consist of:						
Other assets	$ 34	$ —	$ 60	$ —	$ —	$ —
Employee compensation and benefits	(2)	(2)	—	—	—	—
Retirement and post-retirement benefits	(13)	(115)	(214)	(316)	(19)	(82)
Net asset (liability)	$ 19	$ (117)	$ (154)	$ (316)	$ (19)	$ (82)
Amounts Recognized in Accumulated Other Comprehensive Income (loss):						
Actuarial (gains) losses	$ (8)	$ 127	$ 525	$ 683	$ 119	$ 194
Prior service costs (benefits)	(67)	(79)	(4)	(8)	(183)	(218)
Total	$ (75)	$ 48	$ 521	$ 675	$ (64)	$ (24)

The amounts in accumulated other comprehensive income expected to be recognized as components of net expense during 2014 are as follows:

	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	U.S. Post-Retirement Benefit Plans
		(in millions)	
Amortization of net prior service cost (benefit)	$ (12)	$ (1)	$ (35)
Amortization of actuarial net loss (gain)	$ (1)	$ 45	$ 14

Investment policies and strategies as of October 31, 2013, 2012 *and 2011.* In the U.S., our Agilent Retirement Plan and post-retirement benefit target asset allocations are approximately 80 percent to equities and approximately 20 percent to fixed income investments. Our DPSP target asset allocation is approximately 60 percent to equities and approximately 40 percent to fixed income investments. Approximately, 5 percent of our

U.S. equity portfolio consists of limited partnerships. The general investment objective for all our plan assets is to obtain the optimum rate of investment return on the total investment portfolio consistent with the assumption of a reasonable level of risk. Specific investment objectives for the plans' portfolios are to: maintain and enhance the purchasing power of the plans' assets; achieve investment returns consistent with the level of risk being taken; and earn performance rates of return in accordance with the benchmarks adopted for each asset class. Outside the U.S., our target asset allocation is from 37 to 60 percent to equities, from 40 to 60 percent to fixed income investments, and from zero to 6 percent to real estate investments and from zero to 7 percent to cash, depending on the plan. All plans' assets are broadly diversified. Due to fluctuations in equity markets, our actual allocations of plan assets at October 31, 2013 and 2012 differ from the target allocation. Our policy is to bring the actual allocation in line with the target allocation.

Equity securities include exchange-traded common stock and preferred stock of companies from broadly diversified industries. Fixed income securities include a global portfolio of corporate bonds of companies from diversified industries, government securities, mortgage-backed securities, asset-backed securities, derivative instruments and other. Other investments include a group trust consisting primarily of private equity partnerships as well as other investments. Portions of the cash and cash equivalent, equity, and fixed income investments are held in commingled funds.

Fair Value. The measurement of the fair value of pension and post-retirement plan assets uses the valuation methodologies and the inputs as described in Note 12.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term investment funds. The funds also invest in short-term domestic fixed income securities and other securities with debt-like characteristics emphasizing short-term maturities and quality. Cash and cash equivalents are classified as Level 1 investments except when the cash and cash equivalents are held in commingled funds, which have a daily net value derived from quoted prices for the underlying securities in active markets; these are classified as Level 2 investments.

Equity - Some equity securities consisting of common and preferred stock are held in commingled funds, which have daily net asset values derived from quoted prices for the underlying securities in active markets; these are classified as Level 2 investments. Commingled funds which have quoted prices in active markets are classified as Level 1 investments.

Fixed Income - Some of the fixed income securities are held in commingled funds, which have daily net asset values derived from the underlying securities; these are classified as Level 2 investments. Commingled funds which have quoted prices in active markets are classified as Level 1 investments.

Other Investments - Other investments includes property based pooled vehicles which invest in real estate. Market net asset values are regularly published in the financial press or on corporate websites and so these investments are classified as Level 2. Other investments also includes partnership investments where, due to their private nature, pricing inputs are not readily observable. Asset valuations are developed by the general partners that manage the partnerships. These valuations are based on proprietary appraisals, application of public market multiples to private company cash flows, utilization of market transactions that provide valuation information for comparable companies and other methods. Holdings of limited partnerships are classified as Level 3.

The following tables present the fair value of U.S. Defined Benefit Plans assets classified under the appropriate level of the fair value hierarchy as of October 31, 2013 and 2012.

	October 31, 2013	Fair Value Measurement at October 31, 2013 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)			
Cash and Cash Equivalents	$ 8	$ 1	$ 7	$ —
Equity	616	191	425	—
Fixed Income	139	17	122	—
Other Investments	19	2	—	17
Total assets measured at fair value	$ 782	$ 211	$ 554	$ 17

	October 31, 2012	Fair Value Measurement at October 31, 2012 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)			
Cash and Cash Equivalents	$ 8	$ 1	$ 7	$ —
Equity	486	134	352	—
Fixed Income	137	15	122	—
Other Investments	23	2	—	21
Total assets measured at fair value	$ 654	$ 152	$ 481	$ 21

For U.S. Defined Benefit Plans assets measured at fair value using significant unobservable inputs (level 3), the following table summarizes the change in balances during 2013 and 2012:

	Years Ended October 31.	
	2013	2012
Balance, beginning of year	$ 21	$ 26
Realized gains	4	3
Unrealized gains/(losses)	(2)	(2)
Purchases, sales, issuances, and settlements	(6)	(6)
Transfers in (out)	—	—
Balance, end of year	$ 17	$ 21

The following tables present the fair value of U.S. Post-Retirement Benefit Plans assets classified under the appropriate level of the fair value hierarchy as of October 31, 2013 and 2012.

	October 31, 2013	Fair Value Measurement at October 31, 2013 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in millions)		
Cash and Cash Equivalents	$ 5	$ 2	$ 3	$ —
Equity	220	68	152	—
Fixed Income	52	6	46	—
Other Investments	11	1	—	10
Total assets measured at fair value	$ 288	$ 77	$ 201	$ 10

	October 31, 2012	Fair Value Measurement at October 31, 2012 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in millions)		
Cash and Cash Equivalents	$ 5	$ 2	$ 3	$ —
Equity	189	52	137	—
Fixed Income	54	6	48	—
Other Investments	13	1	—	12
Total assets measured at fair value	$ 261	$ 61	$ 188	$ 12

For U.S. Post-Retirement Benefit Plans assets measured at fair value using significant unobservable inputs (level 3), the following table summarizes the change in balances during 2013 and 2012:

	Years Ended October 31,	
	2013	2012
Balance, beginning of year	$ 12	$ 15
Realized gains	2	2
Unrealized gains/(losses)	(1)	(1)
Purchases, sales, issuances, and settlements	(3)	(4)
Transfers in (out)	—	—
Balance, end of year	$ 10	$ 12

The following tables present the fair value of non-U.S. Defined Benefit Plans assets classified under the appropriate level of the fair value hierarchy as of October 31, 2013 and 2012:

		Fair Value Measurement at October 31, 2013 Using		
	October 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in millions)		
Cash and Cash Equivalents	$ 10	$ 10	$ —	$ —
Equity	1,078	296	782	—
Fixed Income	919	24	895	—
Other Investments	38	—	38	—
Total assets measured at fair value	$ 2,045	$ 330	$ 1,715	$ —

		Fair Value Measurement at October 31, 2012 Using		
	October 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in millions)		
Cash and Cash Equivalents	$ 3	$ 3	$ —	$ —
Equity	861	226	635	—
Fixed Income	900	19	881	—
Other Investments	37	—	37	—
Total assets measured at fair value	$ 1,801	$ 248	$ 1,553	$ —

For non-U.S. Defined Benefit Plans, there was no activity relating to assets measured at fair value using significant unobservable inputs (level 3) during fiscal year 2013 and 2012.

The table below presents the combined projected benefit obligation ("PBO"), accumulated benefit obligation ("ABO") and fair value of plan assets, grouping plans using comparisons of the PBO and ABO relative to the plan assets as of October 31, 2013 or 2012.

	2013		2012	
	Benefit Obligation PBO	Fair Value of Plan Assets	Benefit Obligation PBO	Fair Value of Plan Assets
	(in millions)			
U.S. defined benefit plans where PBO exceeds the fair value of plan assets	$ 15	$ —	$ 771	$ 654
U.S. defined benefit plans where fair value of plan assets exceeds PBO	748	782	—	—
Total	$ 763	$ 782	$ 771	$ 654
Non-U.S. defined benefit plans where PBO exceeds or is equal to the fair value of plan assets	$ 1,697	$ 1,482	$ 2,117	$ 1,801
Non-U.S. defined benefit plans where fair value of plan assets exceeds PBO	502	563	—	—
Total	$ 2,199	$ 2,045	$ 2,117	$ 1,801
	ABO		ABO	
U.S. defined benefit plans where ABO exceeds the fair value of plan assets	$ 14	$ —	$ 749	$ 654
U.S. defined benefit plans where the fair value of plan assets exceeds ABO	716	782	—	—
Total	$ 730	$ 782	$ 749	$ 654
Non-U.S. defined benefit plans where ABO exceeds or is equal to the fair value of plan assets	$ 1,533	$ 1,380	$ 2,034	$ 1,801
Non-U.S. defined benefit plans where fair value of plan assets exceeds ABO	590	665	—	—
Total	$ 2,123	$ 2,045	$ 2,034	$ 1,801

Contributions and estimated future benefit payments. During fiscal year 2014, we expect to contribute $30 million to the U.S. defined benefit plans, $71 million to plans outside the U.S., and $2 million to the Post-retirement Medical Plans. The following table presents expected future benefit payments for the next 10 years.

	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	U.S. Post-Retirement Benefit Plans
		(in millions)	
2014	$ 41	$ 51	$ 24
2015	$ 44	$ 56	$ 24
2016	$ 49	$ 60	$ 25
2017	$ 56	$ 62	$ 24
2018	$ 57	$ 70	$ 24
2019 - 2023	$ 362	$ 448	$ 116

Assumptions. The assumptions used to determine the benefit obligations and expense for our defined benefit and post-retirement benefit plans are presented in the tables below. The expected long-term return on assets below represents an estimate of long-term returns on investment portfolios consisting of a mixture of equities, fixed income and alternative investments in proportion to the asset allocations of each of our plans. We consider long-term rates of return, which are weighted based on the asset classes (both historical and forecasted) in which we expect our pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled based on the measurement dates of the plans - October 31. The U.S. discount rates at October 31, 2013 and 2012 were determined based on the results of matching expected plan benefit payments with cash flows from a hypothetically constructed bond portfolio. The

non-U.S. rates were generally based on published rates for high-quality corporate bonds. The range of assumptions that were used for the non-U.S. defined benefit plans reflects the different economic environments within various countries.

Assumptions used to calculate the net periodic cost in each year were as follows:

	For years ended October 31,		
	2013	2012	2011
U.S. defined benefit plans:			
Discount rate	3.25%	4.50%	5.00%
Average increase in compensation levels	3.50%	3.50%	3.50%
Expected long-term return on assets	8.00%	8.00%	8.25%
Non-U.S. defined benefit plans:			
Discount rate	1.50-4.50%	2.00-5.50%	2.00-5.25%
Average increase in compensation levels	2.50-3.00%	2.50-3.25%	2.50-3.75%
Expected long-term return on assets	4.00-6.50%	4.00-6.50%	4.00-6.75%
U.S. post-retirement benefits plans:			
Discount rate	3.50%	4.75%	5.50%
Expected long-term return on assets	8.00%	8.00%	8.25%
Current medical cost trend rate	9.00%	9.00%	10.00%
Ultimate medical cost trend rate	3.50%	4.50%	4.75%
Medical cost trend rate decreases to ultimate rate in year	2027	2026	2025

Assumptions used to calculate the benefit obligation were as follows:

	As of the Years Ending October 31,	
	2013	2012
U.S. defined benefit plans:		
Discount rate	4.50%	3.25%
Average increase in compensation levels	3.50%	3.50%
Non-U.S. defined benefit plans:		
Discount rate	1.75-4.25%	1.50-4.50%
Average increase in compensation levels	2.50-3.25%	2.50-3.00%
U.S. post-retirement benefits plans:		
Discount rate	4.25%	3.50%
Current medical cost trend rate	9.00%	9.00%
Ultimate medical cost trend rate	3.50%	3.50%
Medical cost trend rate decreases to ultimate rate in year	2028	2027

Health care trend rates do not have a significant effect on the total service and interest cost components or on the post-retirement benefit obligation amounts reported for the U.S. Post-Retirement Benefit Plan for the year ended October 31, 2013.

16. Guarantees

Standard Warranty

We accrue for standard warranty costs based on historical trends in warranty charges as a percentage of net product shipments. The accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. Estimated warranty charges are recorded within cost of products at the time products are sold. The standard warranty accrual balances are held in other accrued and other long-term liabilities on our consolidated balance sheet. Our standard warranty terms typically extend between one and three years from the date of delivery, depending on the product.

A summary of the standard warranty accrual activity is shown in the table below. The standard warranty accrual balances are held in other accrued and other long-term liabilities.

	October 31,	
	2013	2012
	(in millions)	
Balance as of October 31, 2012 and 2011	$ 60	$ 50
Reserve acquired upon close of Dako acquisition	—	1
Accruals for warranties including change in estimates	92	87
Settlements made during the period	(83)	(78)
Balance as of October 31, 2013 and 2012	$ 69	$ 60
Accruals for warranties due within one year	48	51
Accruals for warranties due after one year	21	9
Balance as of October 31, 2013 and 2012	$ 69	$ 60

Indemnifications to Avago

In connection with the sale of our semiconductor products business in December 2005, we agreed to indemnify Avago, its affiliates and other related parties against certain damages and expenses that it might incur in the future. The continuing indemnifications primarily cover damages and expenses relating to liabilities of the businesses that Agilent retained and did not transfer to Avago, as well as pre-closing taxes and other specified items. In our opinion, the fair value of these indemnification obligations was not material as of October 31, 2013.

Indemnifications to Verigy

In connection with the spin-off of Verigy, we agreed to indemnify Verigy and its affiliates against certain damages which it might incur in the future. These indemnifications primarily cover damages relating to liabilities of the businesses that Agilent did not transfer to Verigy, liabilities that might arise under limited portions of Verigy's IPO materials that relate to Agilent, and costs and expenses incurred by Agilent or Verigy to effect the IPO, arising out of the distribution of Agilent's remaining holding in Verigy ordinary shares to Agilent's stockholders, or incurred to effect the separation of the semiconductor test solutions business from Agilent to the extent incurred prior to the separation on June 1, 2006. On July 4, 2011, Verigy announced the completion by Advantest Corporation of its acquisition of Verigy. Verigy will operate as a wholly-owned subsidiary of Advantest and our indemnification obligations to Verigy should be unaffected. In our opinion, the fair value of these indemnification obligations was not material as of October 31, 2013.

Indemnifications to Hewlett-Packard

We have given multiple indemnities to Hewlett-Packard in connection with our activities prior to our spin-off from HP for the businesses that constituted Agilent prior to the spin-off. These indemnifications cover a variety of aspects of our business, including, but not limited to, employee, tax, intellectual property and environmental matters. The agreements containing these indemnifications have been previously disclosed as exhibits to our registration statement on Form S-1 filed on August 16, 1999. In our opinion, the fair value of these indemnification obligations was not material as of October 31, 2013.

Indemnifications to Varian Medical Systems and Varian Semiconductor Equipment Associates

In connection with our acquisition of Varian, we are subject to certain indemnification obligations to Varian Medical Systems (formerly Varian Associates, Inc. ("VAI")) and Varian Semiconductor Equipment Associates ("VSEA") in connection with the Instruments business as conducted by VAI prior to the Distribution (as described in Note 1 of Varian's Annual Report on Form 10-K filed on November 25, 2009). These indemnification obligations cover a variety of aspects of our business, including, but not limited to, employee,

tax, intellectual property, litigation and environmental matters. Certain of the agreements containing these indemnification obligations are disclosed as exhibits to Varian's Annual Report on Form 10-K filed on November 25, 2009. On November 10, 2011, Applied Materials announced that it had completed the acquisition of VSEA, which is now a wholly-owned subsidiary of Applied Materials; our indemnification obligations to VSEA should be unaffected. In our opinion, the fair value of these indemnification obligations was not material as of October 31, 2013.

Indemnifications to Officers and Directors

Our corporate by-laws require that we indemnify our officers and directors, as well as those who act as directors and officers of other entities at our request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to Agilent and such other entities, including service with respect to employee benefit plans. In addition, we have entered into separate indemnification agreements with each director and each board-appointed officer of Agilent which provide for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. We purchase standard insurance to cover claims or a portion of the claims made against our directors and officers. Since a maximum obligation is not explicitly stated in our by-laws or in our indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not made payments related to these obligations, and the fair value for these indemnification obligations was not material as of October 31, 2013.

Other Indemnifications

As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products and services, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability was not material as of October 31, 2013.

In connection with the sale of several of our businesses, we have agreed to indemnify the buyers of such business, their respective affiliates and other related parties against certain damages that they might incur in the future. The continuing indemnifications primarily cover damages relating to liabilities of the businesses that Agilent retained and did not transfer to the buyers, as well as other specified items. In our opinion, the fair value of these indemnification obligations was not material as of October 31, 2013.

17. Commitments and Contingencies

Operating Lease Commitments: We lease certain real and personal property from unrelated third parties under non-cancelable operating leases. Future minimum lease payments under operating leases at October 31, 2013 were $56 million for 2014, $47 million for 2015, $31 million for 2016, $21 million for 2017, $12 million for 2018 and $6 million thereafter. Future minimum sublease income under leases at October 31, 2013 was $6 million for 2014, $5 million for 2015, $3 million for 2016, $2 million for 2017 and zero thereafter. Certain leases require us to pay property taxes, insurance and routine maintenance, and include escalation clauses. Total rent expense was $90 million in 2013, $84 million in 2012 and $82 million in 2011.

Contingencies: We are involved in lawsuits, claims, investigations and proceedings, including, but not limited to, patent, commercial and environmental matters, which arise in the ordinary course of business. There

are no matters pending that we currently believe are reasonably possible of having a material impact to our business, consolidated financial condition, results of operations or cash flows.

On March 4, 2013, we made a report to the Inspector General of the Department of Defense ("DOD IG") regarding pricing irregularities relating to certain sales of electronic measurement products to U.S. government agencies. We have conducted a thorough investigation with the help of external counsel, and we have approached the DOD IG with a proposed methodology for resolving possible overcharges to U.S. government purchasers resulting from these sales. Based on our investigation and our interactions with the DOD IG, we do not believe that this matter is reasonably possible of having a material impact on Agilent's financial condition, results of operations or cash flows. As of October 31, 2013, we have accrued for this matter based on our current understanding.

As part of routine internal audit activities, the Company determined that certain employees of Agilent's subsidiaries in China did not comply with the Company's Standards of Business Conduct and other policies. Based on those findings, the Company has initiated an internal investigation, with the assistance of outside counsel, relating to certain sales of our products through third party intermediaries in China. The internal investigation includes a review of compliance by our employees in China with the requirements of the U.S. Foreign Corrupt Practices Act and other applicable laws and regulations. On September 5, 2013, the Company voluntarily contacted the United States Securities and Exchange Commission and United States Department of Justice to advise both agencies of this internal investigation. We will cooperate with any government investigation of this matter. At this point, we cannot predict or estimate the duration, scope, cost, or result of this matter, or whether the government will commence any legal action, which could result in possible fines and penalties, criminal or civil sanctions, or other consequences. Accordingly, no provision with respect to these matters has been made in the Company's consolidated financial statements. Adverse findings or other negative outcomes from any governmental proceedings could have a material impact on the Company's consolidated financial statements in future periods.

18. Short-Term Debt

Credit Facility

On October 20, 2011, we entered into a five-year credit agreement, which provides for a $400 million unsecured credit facility that will expire on October 20, 2016. The company may use amounts borrowed under the facility for general corporate purposes. As of October 31, 2013 the company has no borrowings outstanding under the facility. We were in compliance with the covenants for the credit facilities during the year ended October 31, 2013.

As a result of the Dako acquisition, we have a credit facility in Danish Krone equivalent of $9 million with a Danish financial institution. As of October 31, 2013 the company had no borrowings outstanding under the facility.

2013 Senior Notes

On July 13, 2010, the company issued an aggregate principal amount of $250 million in senior notes ("2013 senior notes"). The 2013 senior notes matured on July 15, 2013 and were paid in full.

2012 Senior Notes

On September 9, 2009, the company issued an aggregate principal amount of $250 million in senior notes ("2012 senior notes"). The 2012 senior notes matured on September 14, 2012 and were paid in full.

19. Long-Term Debt

Senior Notes

The following table summarizes the company's long-term senior notes and the related interest rate swaps:

	October 31, 2013			October 31, 2012		
	Amortized Principal	Swap	Total	Amortized Principal	Swap	Total
			(in millions)			
2015 Senior Notes	500	12	512	499	18	517
2017 Senior Notes	599	22	621	599	26	625
2020 Senior Notes	498	26	524	498	29	527
2022 Senior Notes	399	—	399	399	—	399
2023 Senior Notes	597	—	597	—	—	—
Total	$ 2,593	$ 60	$ 2,653	$ 1,995	$ 73	$ 2,068

2015 Senior Notes

In September 2009, the company issued an aggregate principal amount of $500 million in senior notes ("2015 senior notes"). The 2015 senior notes were issued at 99.69% of their principal amount. The notes will mature on September 14, 2015, and bear interest at a fixed rate of 5.50% per annum. The interest is payable semi-annually on March 14th and September 14th of each year, payments commenced on March 14, 2010.

On June 6, 2011, we terminated our interest rate swap contracts related to our 2015 senior notes that represented the notional amount of $500 million. The asset value, including interest receivable, upon termination for these contracts was approximately $31 million and the amount to be amortized at October 31, 2013 was $12 million. The gain is being deferred and amortized to interest expense over the remaining life of the 2015 senior notes.

2017 Senior Notes

In October 2007, the company issued an aggregate principal amount of $600 million in senior notes ("2017 senior notes"). The 2017 senior notes were issued at 99.60% of their principal amount. The notes will mature on November 1, 2017, and bear interest at a fixed rate of 6.50% per annum. The interest is payable semi-annually on May 1st and November 1st of each year and payments commenced on May 1, 2008.

On November 25, 2008, we terminated two interest rate swap contracts associated with our 2017 senior notes that represented the notional amount of $400 million. The asset value, including interest receivable, upon termination was approximately $43 million and the amount to be amortized at October 31, 2013 was $22 million. The gain is being deferred and amortized to interest expense over the remaining life of the 2017 senior notes.

2020 Senior Notes

In July 2010, the company issued an aggregate principal amount of $500 million in senior notes ("2020 senior notes"). The 2020 senior notes were issued at 99.54% of their principal amount. The notes will mature on July 15, 2020, and bear interest at a fixed rate of 5.00% per annum. The interest is payable semi-annually on January 15th and July 15th of each year, payments commenced on January 15, 2011.

On August 9, 2011, we terminated our interest rate swap contracts related to our 2020 senior notes that represented the notional amount of $500 million. The asset value, including interest receivable, upon termination for these contracts was approximately $34 million and the amount to be amortized at October 31, 2013 was $26 million. The gain is being deferred and amortized to interest expense over the remaining life of the 2020 senior notes.

2022 Senior Notes

In September 2012, the company issued an aggregate principal amount of $400 million in senior notes ("2022 senior notes"). The 2022 senior notes were issued at 99.80% of their principal amount. The notes will mature on October 1, 2022, and bear interest at a fixed rate of 3.20% per annum. The interest is payable semi-annually on April 1st and October 1st of each year, payments commenced on April 1, 2013.

2023 Senior Notes

In June 2013, the company issued aggregate principal amount of $600 million in senior notes ("2023 senior notes"). The 2023 senior notes were issued at 99.544% of their principal amount. The notes will mature on July 15, 2023 and bear interest at a fixed rate of 3.875% per annum. The interest is payable semi annually on January 15th and July 15th of each year and payments will commence January 15, 2014.

All notes issued are unsecured and rank equally in right of payment with all of Agilent's other senior unsecured indebtedness. The company incurred issuance costs of $5 million each in connection with the 2017 and 2023 senior notes and incurred $3 million each in connection with the 2015, 2020 and 2022 senior notes. These costs were capitalized in other assets on the consolidated balance sheet and the costs are being amortized to interest expense over the term of the senior notes.

Other debt

As of October 31, 2013, and as a result of the Dako acquisition, we have mortgage debts, secured on buildings in Denmark, in Danish Krone equivalent of $46 million aggregate principal outstanding with a Danish financial institution. The loans have a variable interest rate based on 3 months Copenhagen Interbank Rate ("Cibor") and will mature on September 30, 2027. Interest payments are made in March, June, September and December of each year.

20. Stockholders' Equity

Stock Repurchase Program

On November 19, 2009 our board of directors approved a share-repurchase program to reduce or eliminate dilution of basic outstanding shares in connection with issuances of stock under the company's equity incentive plans (the "2009 repurchase program"). The 2009 repurchase program did not require the company to acquire a specific number of shares and could be suspended or discontinued at any time. There was no fixed termination date for the 2009 repurchase program.

On January 16, 2013, our board of directors terminated the 2009 repurchase program and approved a new share-repurchase program (the "2013 repurchase program"). The 2013 repurchase program authorized the use of up to $500 million to repurchase shares of the company's common stock in open market transactions, inclusive of any amounts repurchased since November 1, 2012. On May 14, 2013 we announced that our board of directors authorized an increase of $500 million to the 2013 repurchase program bringing the cumulative authorization to $1 billion. Unless terminated earlier by the board of directors, the 2013 repurchase program is designed to cover purchases until the end of the calendar year 2013 and any unused portion may be used in the calendar year 2014. The 2013 repurchase program does not require the company to acquire a specific number of shares and may be suspended or discontinued at any time. As of October 31, 2013, the remaining amount to be repurchased under the 2013 program is $100 million. We repurchased the remaining $100 million worth of shares under the 2013 repurchase program in November 2013.

For the year ended October 31, 2013, we repurchased 20 million shares for $900 million. For the year ended October 31, 2012 we repurchased approximately 5 million shares for $172 million. For the year ended October 31, 2011 we repurchased 12 million shares for $497 million. All such shares and related costs are held as treasury stock and accounted for using the cost method.

On November 22, 2013 we announced that our board of directors has authorized a new share repurchase program effective upon the conclusion of the company's existing $1 billion repurchase program. The new program is designed to reduce or eliminate dilution resulting from issuance of stock under the company's employee equity incentive programs to maintain a weighted average share count of approximately 335 million diluted shares.

Cash Dividends on Shares of Common Stock

During the year ended October 31, 2013, cash dividends of $0.46 per share, or $156 million were declared and paid on the company's outstanding common stock. During the year ended October 31, 2012, cash dividends of $0.30 per share, or $104 million were declared and paid on the company's outstanding common stock. The timing and amounts of any future dividends are subject to determination and approval by our board of directors.

On November 22, 2013 we announced that our board of directors has authorized a 10 percent increase in the quarterly dividend to $0.132 per share. The dividend was declared on November 22, 2013 and will be paid on January 22, 2014 to all stockholders of record as of close of business on December 31, 2013.

Accumulated other comprehensive income

The following table summarizes the components of our accumulated other comprehensive income as of October 31, 2013 and 2012, net of tax effect:

	October 31,	
	2013	2012
	(in millions)	
Unrealized gain on equity securities, net of $2 of tax expense for 2013	$ 7	$ —
Foreign currency translation, net of $102 of tax expense for 2013 and 2012	425	424
Unrealized losses on defined benefit plans, net of tax benefit of $(64) and $(162) for 2013 and 2012, respectively	(341)	(537)
Unrealized gains (losses) on derivative instruments, net of tax expense of $2 and $3 for 2013 and 2012, respectively	—	2
Total accumulated other comprehensive income (loss)	$ 91	$ (111)

21. Segment Information

Description of segments. We are a measurement company providing core bio-analytical and electronic measurement solutions to the life sciences, diagnostics and genomics, chemical analysis, communications and electronics industries. In the fourth fiscal quarter of 2013, we formed a new operating segment from our existing businesses. The new life sciences and diagnostics segment was formed by the combination of the life sciences business plus the diagnostics and genomics business. Following this reorganization, Agilent has three business segments comprised of the life sciences and diagnostics business, the chemical analysis business and the electronic measurement business. The historical segment financial information for the life sciences and diagnostics segment has been recast to conform to this new reporting structure in our financial statements. The three operating segments were determined based primarily on how the chief operating decision maker views and evaluates our operations. Operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. Other factors, including market separation and customer specific applications, go-to-market channels, products and services and manufacturing are considered in determining the formation of these operating segments.

A description of our three reportable segments is as follows:

Our life sciences and diagnostics business provides application-focused solutions that include reagents,

instruments, software, consumables, and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products, as well as enable customers in the clinical and life sciences research areas to interrogate samples at the molecular level. Key product categories include: liquid chromatography systems, columns and components; liquid chromatography mass spectrometry systems; laboratory software and informatics systems; laboratory automation and robotic systems; dissolution testing; nucleic acid solutions; Nuclear Magnetic Resonance, Magnetic Resonance Imaging, and X-Ray Diffraction systems; services and support for the aforementioned products; immunohistochemistry ; In Situ Hybridization; Hematoxylin and Eosin staining; special staining, DNA mutation detection; genotyping; gene copy number determination; identification of gene rearrangements; DNA methylation profiling; gene expression profiling; next generation sequencing target enrichment; and automated gel electrophoresis-based sample analysis systems. We also collaborate with a number of major pharmaceutical companies to develop new potential pharmacodiagnostics, also called companion diagnostics, with the potential of identifying patients most likely to benefit from a specific targeted therapy.

Our chemical analysis business provides application-focused solutions that include instruments, software, consumables, and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Key product categories in chemical analysis include: gas chromatography (GC) systems, columns and components; gas chromatography mass spectrometry (GC-MS) systems; inductively coupled plasma mass spectrometry (ICP-MS) instruments; atomic absorption (AA) instruments; inductively coupled plasma optical emission spectrometry (ICP-OES) instruments; molecular spectroscopy instruments; software and data systems; vacuum pumps and measurement technologies; services and support for our products.

Our electronic measurement business provides electronic measurement instruments and systems, software design tools and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment, and microscopy products. Related services include start-up assistance, instrument productivity and application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer's product lifecycle.

The historical segment numbers for the life sciences and diagnostics segment has been recast to conform to this new reporting structure in our financial statements.

A significant portion of the segments' expenses arise from shared services and infrastructure that we have historically provided to the segments in order to realize economies of scale and to efficiently use resources. These expenses, collectively called corporate charges, include costs of centralized research and development, legal, accounting, real estate, insurance services, information technology services, treasury and other corporate infrastructure expenses. Charges are allocated to the segments, and the allocations have been determined on a basis that we consider to be a reasonable reflection of the utilization of services provided to or benefits received by the segments. Beginning in fiscal year 2012, we created the Agilent Order Fulfillment ("AOF") organization to centralize all order fulfillment and supply organizations and operations. AOF provides resources for manufacturing, engineering, strategic sourcing and logistics to life sciences, chemical analysis and electronic measurement businesses. In general, AOF employees are dedicated to specific businesses and the associated costs are directly allocated to businesses.

The following tables reflect the results of our reportable segments under our management reporting system. These results are not necessarily in conformity with U.S. GAAP. The performance of each segment is measured based on several metrics, including adjusted income from operations. These results are used, in part, by the chief operating decision maker in evaluating the performance of, and in allocating resources to, each of the segments.

The profitability of each of the segments is measured after excluding restructuring and asset impairment charges, investment gains and losses, interest income, interest expense, acquisition and integration costs, one-time and pre-separation costs, non-cash amortization and other items as noted in the reconciliations below.

	Life Sciences and Diagnostics	Chemical Analysis	Electronic Measurement	Total Segments
	(in millions)			
Year ended October 31, 2013:				
Total net revenue	$ 2,300	$ 1,594	$ 2,888	$ 6,782
Income from operations	$ 377	$ 355	$ 544	$ 1,276
Depreciation expense	$ 71	$ 27	$ 83	$ 181
Share-based compensation expense	$ 26	$ 21	$ 38	$ 85
Year ended October 31, 2012:				
Total net revenue	$ 1,984	$ 1,559	$ 3,315	$ 6,858
Income from operations	$ 295	$ 338	$ 751	$ 1,384
Depreciation expense	$ 57	$ 31	$ 83	$ 171
Share-based compensation expense	$ 21	$ 18	$ 37	$ 76
Year ended October 31, 2011:				
Total segment revenue	$ 1,792	$ 1,518	$ 3,316	$ 6,626
Varian acquisition deferred revenue fair value adjustment	$ (4)	$ (7)	—	$ (11)
Total net revenue	$ 1,788	$ 1,511	$ 3,316	$ 6,615
Income from operations	$ 237	$ 313	$ 760	$ 1,310
Depreciation expense	$ 39	$ 28	$ 75	$ 142
Share-based compensation expense	$ 20	$ 17	$ 36	$ 73

The following table reconciles reportable segments' income from operations to Agilent's total enterprise income before taxes:

	Years Ended October 31,		
	2013	2012	2011
		(in millions)	
Total reportable segments' income from operations	$ 1,276	$ 1,384	$ 1,310
Restructuring related costs	(53)	—	(2)
Acceleration of depreciation for held and used assets	—	(15)	—
Asset Impairments	(3)	(1)	(9)
Transformational programs	(19)	(25)	(51)
Amortization of intangibles	(199)	(136)	(113)
Acquisition and integration costs	(29)	(74)	(54)
Acceleration of share-based compensation expense related to workforce reduction	(3)	—	—
One-time and pre-separation costs	(5)	—	—
Varian acquisition related fair value adjustments	—	—	(9)
Other	(14)	(14)	(1)
Interest Income	7	9	14
Interest Expense	(107)	(101)	(86)
Other income (expense), net	8	16	33
Income before taxes, as reported	$ 859	$ 1,043	$ 1,032

Major customers. No customer represented 10 percent or more of our total net revenue in 2013, 2012 or 2011.

The following table presents assets and capital expenditures directly managed by each segment. Unallocated assets primarily consist of cash, cash equivalents, accumulated amortization of other intangibles and other assets.

	Life Sciences and Diagnostics	Chemical Analysis	Electronic Measurement	Total Segments
	(in millions)			
As of October 31, 2013:				
Assets	$ 4,291	$ 1,756	$ 1,997	$ 8,044
Capital expenditures	$ 77	$ 30	$ 88	$ 195
As of October 31, 2012:				
Assets	$ 4,072	$ 1,768	$ 2,157	$ 7,997
Capital expenditures	$ 56	$ 32	$ 106	$ 194

The following table reconciles segment assets to Agilent's total assets:

	October 31,	
	2013	2012
	(in millions)	
Total reportable segments' assets	$ 8,044	$ 7,997
Cash, cash equivalents and short-term investments	2,675	2,351
Prepaid expenses	198	128
Investments	139	109
Long-term and other receivables	162	161
Other	(532)	(210)
Total assets	$ 10,686	$ 10,536

The other category primarily represents the difference between how segments report deferred taxes and intangible assets at the initial purchased amount.

The following table presents summarized information for net revenue and long-lived assets by geographic region. Revenues from external customers are generally attributed to countries based upon the location of the Agilent sales representative. Long lived assets consist of property, plant, and equipment, long-term receivables and other long-term assets excluding intangible assets. The rest of the world primarily consists of rest of Asia and Europe.

	United States	China	Japan	Rest of the World	Total
	(in millions)				
Net revenue:					
Year ended October 31, 2013	$ 2,043	$ 1,131	$ 628	$ 2,980	$ 6,782
Year ended October 31, 2012	$ 2,218	$ 1,078	$ 716	$ 2,846	$ 6,858
Year ended October 31, 2011	$ 2,016	$ 1,035	$ 700	$ 2,864	$ 6,615

	United States	Japan	Rest of the World	Total
	(in millions)			
Long-lived assets:				
October 31, 2013	$ 601	$ 130	$ 715	$ 1,446
October 31, 2012	$ 550	$ 167	$ 645	$ 1,362

QUARTERLY SUMMARY

(Unaudited)

	Three Months Ended			
	January 31,	April 30,	July 31,	October 31,
	(in millions, except per share data)			
2013				
Net revenue	$ 1,680	$ 1,732	$ 1,652	$ 1,718
Gross profit	880	891	856	908
Income from operations	217	213	236	285
Net income	$ 179	$ 166	$ 168	$ 211
Net income per share — Basic:	$ 0.52	$ 0.48	$ 0.50	$ 0.64
Net income per share — Diluted:	$ 0.51	$ 0.48	$ 0.49	$ 0.63
Weighted average shares used in computing net income per share:				
Basic	347	345	339	331
Diluted	352	349	343	336
Cash dividends per common share	$ 0.22	$ —	$ 0.12	$ 0.12
Range of stock prices on NYSE	$ 35.45-45.55	$ 40.19-45.66	$ 41.24-47.47	$ 45.32-53.47
2012 (1)				
Net revenue	$ 1,635	$ 1,733	$ 1,723	$ 1,767
Gross profit	874	918	890	922
Income from operations	271	300	270	278
Net income	$ 230	$ 255	$ 243	$ 425
Net income per share — Basic:	$ 0.66	$ 0.73	$ 0.70	$ 1.22
Net income per share — Diluted:	$ 0.65	$ 0.72	$ 0.69	$ 1.20
Weighted average shares used in computing net income per share:				
Basic	348	348	348	348
Diluted	352	354	353	353
Cash dividends per common share	$ 0.10	$ —	$ 0.10	$ 0.10
Range of stock prices on NYSE	$ 32.51-44.85	$ 39.15-46.28	$ 35.32-43.27	$ 35.38-40.97

(1) Consolidated financial data includes Dako acquired, acquired on June 21, 2012, and non-recurring tax benefit relating to the U.S. valuation allowance reversal in the fourth quarter of 2012 of $280 million.

RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

Risks, Uncertainties and Other Factors That May Affect Future Results

Depressed and uncertain general economic conditions may adversely affect our operating results and financial condition.

Our business is sensitive to negative changes in general economic conditions, both inside and outside the U.S. The continued economic downturn may adversely impact our business resulting in:

- reduced demand for our products, delays in the shipment of orders, or increases in order cancellations;
- increased risk of excess and obsolete inventories;
- increased price pressure for our products and services; and
- greater risk of impairment to the value, and a detriment to the liquidity, of our investment portfolio.

Our operating results and financial condition could be harmed if the markets into which we sell our products decline or do not grow as anticipated.

Visibility into our markets is limited. Our quarterly sales and operating results are highly dependent on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast and may be cancelled by our customers. In addition, our revenues and earnings forecasts for future fiscal quarters are often based on the expected seasonality or cyclicality of our markets. However, the markets we serve do not always experience the seasonality or cyclicality that we expect. Any decline in our customers' markets or in general economic conditions, including declines related to the current market disruptions described above, would likely result in a reduction in demand for our products and services. The broader semiconductor market is one of the drivers for our electronic measurement business, and therefore, a decrease in the semiconductor market could harm our electronic measurement business. Also, if our customers' markets decline, we may not be able to collect on outstanding amounts due to us. Such declines could harm our consolidated financial position, results of operations, cash flows and stock price, and could limit our profitability. Also, in such an environment, pricing pressures could intensify. Since a significant portion of our operating expenses is relatively fixed in nature due to sales, research and development and manufacturing costs, if we were unable to respond quickly enough these pricing pressures could further reduce our operating margins.

If we do not introduce successful new products and services in a timely manner, our products and services will become obsolete, and our operating results will suffer.

We generally sell our products in industries that are characterized by rapid technological changes, frequent new product and service introductions and changing industry standards. In addition, many of the markets in which we operate are seasonal and cyclical. Without the timely introduction of new products, services and enhancements, our products and services will become technologically obsolete over time, in which case our revenue and operating results would suffer. The success of our new products and services will depend on several factors, including our ability to:

- properly identify customer needs;
- innovate and develop new technologies, services and applications;
- successfully commercialize new technologies in a timely manner;
- manufacture and deliver our products in sufficient volumes and on time;
- differentiate our offerings from our competitors' offerings;
- price our products competitively;

- anticipate our competitors' development of new products, services or technological innovations; and
- control product quality in our manufacturing process.

We are pursuing a plan to spin-off our electronic measurement business into a new, independent publicly traded company. The proposed separation may not be completed on the currently contemplated timeline or at all and may not achieve the intended benefits.

In September 2013, we announced a plan to separate into two independent public companies through a spin-off of our electronic measurement business. Unanticipated developments, including possible delays in obtaining various tax rulings, regulatory approvals or clearances and trade qualifications, uncertainty of the financial markets and challenges in establishing infrastructure or processes, could delay or prevent the proposed separation or cause the proposed separation to occur on terms or conditions that are less favorable and/or different than expected. Even if the transaction is completed, we may not realize some or all of the anticipated benefits from the spin-off. Expenses incurred to accomplish the proposed separation may be significantly higher than what we currently anticipate. Executing the proposed separation also requires significant time and attention from management, which could distract them from other tasks in operating our business. Following the proposed separation, the combined value of the common stock of the two publicly-traded companies may not be equal to or greater than what the value of our common stock would have been had the proposed separation not occurred.

Failure to adjust our purchases due to changing market conditions or failure to estimate our customers' demand could adversely affect our income.

Our income could be harmed if we are unable to adjust our purchases to reflect market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products and services are dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile, making demand difficult to anticipate. During a market upturn, we may not be able to purchase sufficient supplies or components to meet increasing product demand, which could materially affect our results. In the past we have seen a shortage of parts for some of our products. In addition, some of the parts that require custom design are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. Should a supplier cease manufacturing such a component, we would be forced to reengineer our product. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact our ability to adjust our inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our communications and electronics products has decreased. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges.

Economic, political and other risks associated with international sales and operations could adversely affect our results of operations.

Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will continue to represent a majority of our total revenue. In addition, many of our employees, contract manufacturers, suppliers, job functions and manufacturing facilities are located outside the U.S. Accordingly, our future results could be harmed by a variety of factors, including:

- interruption to transportation flows for delivery of parts to us and finished goods to our customers;
- changes in foreign currency exchange rates;
- changes in a specific country's or region's political, economic or other conditions;

- trade protection measures and import or export licensing requirements;
- negative consequences from changes in tax laws including changes to U.S. tax legislation that could materially increase our effective tax rate;
- difficulty in staffing and managing widespread operations;
- differing labor regulations;
- differing protection of intellectual property;
- unexpected changes in regulatory requirements; and
- geopolitical turmoil, including terrorism and war.

We centralized most of our accounting processes to two locations: India and Malaysia. These processes include general accounting, cost accounting, accounts payable and accounts receivables functions. If conditions change in those countries, it may adversely affect operations, including impairing our ability to pay our suppliers and collect our receivables. Our results of operations, as well as our liquidity, may be adversely affected and possible delays may occur in reporting financial results.

Additionally, we must comply with complex foreign and U.S. laws and regulations, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and other local laws prohibiting corrupt payments to governmental officials, and anti-competition regulations. Violations of these laws and regulations could result in fines and penalties, criminal sanctions, restrictions on our business conduct and on our ability to offer our products in one or more countries, and could also materially affect our brand, our ability to attract and retain employees, our international operations, our business and our operating results. Although we have implemented policies and procedures designed to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate our policies. See Item 3. "Legal Proceedings". If government action results from our China investigation, we could face possible fines and penalties, criminal or civil sanctions, or other consequences, and our business could suffer.

In addition, although the majority of our products are priced and paid for in U.S. dollars, a significant amount of certain types of expenses, such as payroll, utilities, tax, and marketing expenses, are paid in local currencies. Our hedging programs reduce, but do not always entirely eliminate, within any given twelve month period, the impact of currency exchange rate movements, and therefore fluctuations in exchange rates, including those caused by currency controls, could impact our business operating results and financial condition by resulting in lower revenue or increased expenses. However, for expenses beyond that twelve month period, our hedging strategy does not mitigate our exposure. In addition, our currency hedging programs involve third party financial institutions as counterparties. The weakening or failure of financial institution counterparties may adversely affect our hedging programs and our financial condition through, among other things, a reduction in available counterparties, increasingly unfavorable terms, and the failure of the counterparties to perform under hedging contracts.

Significant key customers or large orders may expose us to additional business and legal risks that could have a material adverse impact on our operating results and financial condition.

Certain significant key customers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may demand contract terms that differ considerably from our standard terms and conditions. Large orders may also include severe contractual liabilities for us if we fail to provide the quantity and quality of product at the required delivery times. While we attempt to contractually limit our potential liability under such contracts, we expect to be forced to agree to some or all of these types of provisions to secure these orders and to continue to grow our business. Such actions expose us to significant additional risks which could result in a material adverse impact on our operating results and financial condition.

Our business will suffer if we are not able to retain and hire key personnel.

Our future success depends partly on the continued service of our key research, engineering, sales,

marketing, manufacturing, executive and administrative personnel. If we fail to retain and hire a sufficient number of these personnel, we will not be able to maintain or expand our business. The markets in which we operate are very dynamic, and our businesses continue to respond with reorganizations, workforce reductions and site closures. We believe our pay levels are very competitive within the regions that we operate. However, there is also intense competition for certain highly technical specialties in geographic areas where we continue to recruit, and it may become more difficult to retain our key employees, especially in light of our ongoing restructuring efforts.

Our acquisitions, strategic alliances, joint ventures and divestitures may result in financial results that are different than expected.

In the normal course of business, we frequently engage in discussions with third parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures, and generally expect to complete several transactions per year. For example in the past we completed various acquisitions, including Dako A/S, Halo Genomics AB and the test systems division of AT4 wireless. As a result of such transactions, our financial results may differ from our own or the investment community's expectations in a given fiscal quarter, or over the long term. Such transactions often have post-closing arrangements including but not limited to post-closing adjustments, transition services, escrows or indemnifications, the financial results of which can be difficult to predict. In addition, acquisitions and strategic alliances may require us to integrate a different company culture, management team and business infrastructure. We may have difficulty developing, manufacturing and marketing the products of a newly acquired company in a way that enhances the performance of our combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, our successful integration of the entity depends on a variety of factors, including:

- the retention of key employees;
- the management of facilities and employees in different geographic areas;
- the retention of key customers;
- the compatibility of our sales programs and facilities with those of the acquired company; and
- the compatibility of our existing infrastructure with that of an acquired company.

In addition, effective internal controls are necessary for us to provide reliable and accurate financial reports and to effectively prevent fraud. The integration of acquired businesses is likely to result in our systems and controls becoming increasingly complex and more difficult to manage. We devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. However, we cannot be certain that these measures will ensure that we design, implement and maintain adequate control over our financial processes and reporting in the future, especially in the context of acquisitions of other businesses. Any difficulties in the assimilation of acquired businesses into our control system could harm our operating results or cause us to fail to meet our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

A successful divestiture depends on various factors, including our ability to:

- effectively transfer liabilities, contracts, facilities and employees to the purchaser;
- identify and separate the intellectual property to be divested from the intellectual property that we wish to keep; and
- reduce fixed costs previously associated with the divested assets or business.

In addition, if customers of the divested business do not receive the same level of service from the new owners, this may adversely affect our other businesses to the extent that these customers also purchase other Agilent products. All of these efforts require varying levels of management resources, which may divert our attention from other business operations. Further, if market conditions or other factors lead us to change our

strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows and stock price could be negatively impacted.

If we do not achieve the contemplated benefits of our acquisition and integration of Dako A/S, our business and financial condition may be materially impaired.

We may not achieve the desired benefits from our acquisition and integration of Dako. In addition, the operation of Dako within Agilent could be a costly and time-consuming process that involves a number of risks, including, but not limited to:

- difficulties in the assimilation of different corporate cultures, practices and sales and distribution methodologies, as well as in the assimilation and retention of geographically dispersed, decentralized operations and personnel;
- increased exposure to certain governmental regulations and compliance requirements;
- the potential loss of key personnel who choose not to remain with Dako or Agilent;
- the potential loss of key customers or suppliers who choose not to do business with the combined business; and
- the use of cash resources and increased capital expenditures on additional investment or research and development activities in excess of our current expectations, which could offset any synergies resulting from the Dako acquisition and limit other potential uses of our cash, including stock repurchases and retirement of outstanding debt.

Even if we are able to successfully operate Dako within Agilent, we may not be able to realize the revenue and other synergies and growth that we anticipate from the acquisition in the time frame that we currently expect, and the costs of achieving these benefits may be higher than what we currently expect, because of a number of risks, including, but not limited to:

- the possibility that the acquisition may not further our business strategy as we expected;
- the possibility that we may not be able to expand the reach and customer base for Dako current and future products as expected;
- the possibility that we may not be able to expand the reach and customer base for Agilent products as expected;
- the possibility that the carrying amounts of goodwill and other purchased intangible assets may not be recoverable; and
- the fact that the acquisition will substantially expand our diagnostics business, and we may not experience anticipated growth in that market.

As a result of these risks, the Dako acquisition and integration may not contribute to our earnings as expected, we may not achieve expected revenue synergies or our return on invested capital targets when expected, or at all, and we may not achieve the other anticipated strategic and financial benefits of this transaction.

The impact of consolidation and acquisitions of competitors is difficult to predict and may harm our business.

The electronic measurement and life sciences industries are intensely competitive and have been subject to increasing consolidation. For instance, Danaher Corporation completed its acquisition of IRIS International in November 2012; Thermo Fisher Scientific announced its acquisition of Life Technologies in April 2013 and completed its acquisitions of Doe & Ingalls in May 2012 and One Lambda in September 2012; and PerkinElmer completed its acquisition of Haoyuan Biotech in November 2012. Consolidation in our industries could result in

existing competitors increasing their market share through business combinations and result in stronger competitors, which could have a material adverse effect on our business, financial condition and results of operations. We may not be able to compete successfully in increasingly consolidated industries and cannot predict with certainty how industry consolidation will affect our competitors or us.

Our customers and we are subject to various governmental regulations, compliance with or changes in such regulations may cause us to incur significant expenses, and if we fail to maintain satisfactory compliance with certain regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our customers and we are subject to various significant international, federal, state and local regulations, including but not limited to health and safety, packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have tended to become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could also result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products. We develop, configure and market our products to meet customer needs created by these regulations. Any significant change in these regulations could reduce demand for our products, force us to modify our products to comply with new regulations or increase our costs of producing these products. If demand for our products is adversely affected or our costs increase, our business would suffer.

Our products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies such as the U.S. Federal Communications Commission. We also must comply with work safety rules. If we fail to adequately address any of these regulations, our businesses could be harmed.

Some of our chemical analysis and life sciences and diagnostics products are exposed to particular complex regulations such as regulations of toxic substances and medical devices, and failure to comply with such regulations could harm our business.

Some of our chemical analysis products and related consumables marketed by our chemical analysis and life sciences and diagnostics businesses are used in conjunction with chemicals whose manufacture, processing, distribution and notification requirements are regulated by the U.S. Environmental Protection Agency ("EPA") under the Toxic Substances Control Act, and by regulatory bodies in other countries with similar laws. The Toxic Substances Control Act regulations govern, among other things, the testing, manufacture, processing and distribution of chemicals, the testing of regulated chemicals for their effects on human health and safety and import and export of chemicals. The Toxic Substances Control Act prohibits persons from manufacturing any chemical in the U.S. that has not been reviewed by EPA for its effect on health and safety, and placed on an EPA inventory of chemical substances. We must conform the manufacturing, processing, distribution of and notification about these chemicals to these laws and adapt to regulatory requirements in all applicable countries as these requirements change. If we fail to comply with the notification, record-keeping and other requirements in the manufacture or distribution of our products, then we could be made to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing or marketing our products until the products or component substances are brought into compliance.

A number of our products from our chemical analysis and life sciences and diagnostics businesses are subject to regulation by the United States Food and Drug Administration ("FDA") and certain similar foreign regulatory agencies. In addition, a number of our products may be in the future subject to regulation by the FDA and certain similar foreign regulatory agencies. These regulations govern a wide variety of product related activities, from quality management, design and development to labeling, manufacturing, promotion, sales and distribution. If we or any of our suppliers or distributors fail to comply with FDA and other applicable regulatory requirements or are perceived to potentially have failed to comply, we may face, among other things, adverse publicity affecting both us and our customers; investigations or notices of non-compliance, fines, injunctions, and civil penalties; import or export restrictions; partial suspensions or total shutdown of production facilities or

the imposition of operating restrictions; increased difficulty in obtaining required FDA clearances or approvals; seizures or recalls of our products or those of our customers; or the inability to sell our products.

Our business may suffer if we fail to comply with government contracting laws and regulations.

We derive a portion of our revenues from direct and indirect sales to U.S., state, local, and foreign governments and their respective agencies. Such contracts are subject to various procurement laws and regulations, and contract provisions relating to their formation, administration and performance. Failure to comply with these laws, regulations or provisions in our government contracts could result in the imposition of various civil and criminal penalties, termination of contracts, forfeiture of profits, suspension of payments, or suspension from future government contracting. On March 4, 2013, we made a report to the Inspector General of the Department of Defense regarding pricing irregularities relating to certain sales of electronic measurement products to U.S. government agencies. See Item 3. "Legal Proceedings". If our government contracts are terminated, if we are suspended from government work, or if our ability to compete for new contracts is adversely affected, our business could suffer.

Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring products to market and damage our reputation. Dependence on outsourced information technology and other administrative functions may impair our ability to operate effectively.

As part of our efforts to streamline operations and to cut costs, we outsource aspects of our manufacturing processes and other functions and continue to evaluate additional outsourcing. If our contract manufacturers or other outsourcers fail to perform their obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, during a market upturn, our contract manufacturers may be unable to meet our demand requirements, which may preclude us from fulfilling our customers' orders on a timely basis. The ability of these manufacturers to perform is largely outside of our control. Additionally, changing or replacing our contract manufacturers or other outsourcers could cause disruptions or delays. In addition, we outsource significant portions of our information technology ("IT") and other administrative functions. Since IT is critical to our operations, any failure to perform on the part of our IT providers could impair our ability to operate effectively. In addition to the risks outlined above, problems with manufacturing or IT outsourcing could result in lower revenues, unexecuted efficiencies, and impact our results of operations and our stock price. Much of our outsourcing takes place in developing countries and, as a result, may be subject to geopolitical uncertainty.

If we are unable to successfully manage the consolidation and streamlining of our manufacturing operations, we may not achieve desired efficiencies and our ability to deliver products to our customers could be disrupted.

Although we utilize manufacturing facilities throughout the world, we have been consolidating, and may continue to consolidate, our manufacturing operations to certain of our plants to achieve efficiencies and gross margin improvements. Additionally, we typically consolidate the production of products from our acquisitions into our supply chain and manufacturing processes, which are technically complex and require expertise to operate. If we are unable to establish processes to efficiently and effectively produce high quality products in the consolidated locations, we may not achieve the anticipated synergies and production may be disrupted, which could adversely affect our business and operating results.

Our operating results may suffer if our manufacturing capacity does not match the demand for our products.

Because we cannot immediately adapt our production capacity and related cost structures to rapidly changing market conditions, when demand does not meet our expectations, our manufacturing capacity will likely exceed our production requirements. If, during a general market upturn or an upturn in one of our segments, we cannot increase our manufacturing capacity to meet product demand, we will not be able to fulfill orders in a timely manner which could lead to order cancellations, contract breaches or indemnification

obligations. This inability could materially and adversely limit our ability to improve our results. By contrast, if during an economic downturn we had excess manufacturing capacity, then our fixed costs associated with excess manufacturing capacity would adversely affect our income, margins, and operating results.

Demand for some of our products and services depends on capital spending policies of our customers and on government funding policies.

Our customers include pharmaceutical companies, laboratories, universities, healthcare providers, government agencies and public and private research institutions. Fluctuations in the research and development budgets at these organizations could have a significant effect on the demand for our products and services. Many factors, including public policy spending priorities, available resources, mergers and consolidation, spending priorities, institutional and governmental budgetary policies and product and economic cycles, have a significant effect on the capital spending policies of these entities. These policies in turn can have a significant effect on the demand for our products and services. If demand for our products and services is adversely affected, our revenue and operating results would suffer.

Environmental contamination from past operations could subject us to unreimbursed costs and could harm on-site operations and the future use and value of the properties involved and environmental contamination caused by ongoing operations could subject us to substantial liabilities in the future.

Some of our properties are undergoing remediation by the Hewlett-Packard Company ("HP") for subsurface contaminations that were known at the time of our separation from HP. HP has agreed to retain the liability for this subsurface contamination, perform the required remediation and indemnify us with respect to claims arising out of that contamination. HP will have access to our properties to perform remediation. While HP has agreed to minimize interference with on-site operations at those properties, remediation activities and subsurface contamination may require us to incur unreimbursed costs and could harm on-site operations and the future use and value of the properties. We cannot be sure that HP will continue to fulfill its indemnification or remediation obligations. In addition, the determination of the existence and cost of any additional contamination caused by us could involve costly and time-consuming negotiations and litigation.

We have agreed to indemnify HP for any liability associated with contamination from past operations at all other properties transferred from HP to us, other than those properties currently undergoing remediation by HP. While we are not aware of any material liabilities associated with any potential subsurface contamination at any of those properties, subsurface contamination may exist, and we may be exposed to material liability as a result of the existence of that contamination.

Our current and historical manufacturing processes involve, or have involved, the use of substances regulated under various international, federal, state and local laws governing the environment. As a result, we may become subject to liabilities for environmental contamination, and these liabilities may be substantial. While we have divested substantially all of our semiconductor related businesses to Avago and Verigy and regardless of indemnification arrangements with those parties, we may still become subject to liabilities for historical environmental contamination related to those businesses. Although our policy is to apply strict standards for environmental protection at our sites inside and outside the U.S., even if the sites outside the U.S. are not subject to regulations imposed by foreign governments, we may not be aware of all conditions that could subject us to liability.

As part of our acquisition of Varian, we assumed the liabilities of Varian, including Varian's costs and potential liabilities for environmental matters. One such cost is our obligation, along with the obligation of Varian Semiconductor Equipment Associates, Inc. ("VSEA") (under the terms of a Distribution Agreement between Varian, VSEA and Varian Medical Systems, Inc. ("VMS")) to each indemnify VMS for one-third of certain costs (after adjusting for any insurance proceeds and tax benefits recognized or realized by VMS for such costs) relating to (a) environmental investigation, monitoring and/or remediation activities at certain facilities previously operated by Varian Associates, Inc. ("VAI") and third-party claims made in connection with environmental conditions at those facilities, and (b) U.S. Environmental Protection Agency or third-party claims alleging that VAI or VMS is a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA") in connection with certain sites to which

VAI allegedly shipped manufacturing waste for recycling, treatment or disposal (the "CERCLA sites"). With respect to the facilities formerly operated by VAI, VMS is overseeing the environmental investigation, monitoring and/or remediation activities, in most cases under the direction of, or in consultation with, federal, state and/or local agencies, and handling third-party claims. VMS is also handling claims relating to the CERCLA sites. Although any ultimate liability arising from environmental- related matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, could be material to our financial statements, the likelihood of such occurrence is considered remote. Based on information currently available and our best assessment of the ultimate amount and timing of environmental-related events, management believes that the costs of environmental-related matters are unlikely to have a material adverse effect on our financial condition or results of operations.

New regulations related to "conflict minerals" may cause us to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing our products.

On August 22, 2012, the SEC adopted a new rule requiring disclosures by public companies of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured. The new rule, which went into effect for calendar year 2013 and requires a disclosure report to be filed with the SEC by May 31, 2014, will require companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo or an adjoining country. The new rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of our products, including tin, gold and tungsten. The number of suppliers who provide conflict-free minerals may be limited. In addition, there may be material costs associated with complying with the disclosure requirements, such as costs related to the due diligence process of determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. As our supply chain is complex and we use contract manufacturers for some of our products, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the due diligence procedures that we implement, which may harm our reputation. We may also encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so.

Our retirement and post retirement pension plans are subject to financial market risks that could adversely affect our future results of operations and cash flows.

We have significant retirement and post retirement pension plans assets and obligations. The performance of the financial markets and interest rates impact our plan expenses and funding obligations. Significant decreases in market interest rates, decreases in the fair value of plan assets and investment losses on plan assets will increase our funding obligations, and adversely impact our results of operations and cash flows.

Third parties may claim that we are infringing their intellectual property and we could suffer significant litigation or licensing expenses or be prevented from selling products or services.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. We analyze and take action in response to such claims on a case by case basis. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to significant damages or to an injunction against development and sale of certain of our products or services. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Third parties may infringe our intellectual property and we may suffer competitive injury or expend significant resources enforcing our rights.

Our success depends in large part on our proprietary technology, including technology we obtained through acquisitions. We rely on various intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as confidentiality provisions and licensing arrangements, to establish our proprietary rights. If we do not enforce our intellectual property rights successfully our competitive position may suffer which could harm our operating results.

Our pending patent applications, and our pending copyright and trademark registration applications, may not be allowed or competitors may challenge the validity or scope of our patents, copyrights or trademarks. In addition, our patents, copyrights, trademarks and other intellectual property rights may not provide us a significant competitive advantage.

We may need to spend significant resources monitoring our intellectual property rights and we may or may not be able to detect infringement by third parties. Our competitive position may be harmed if we cannot detect infringement and enforce our intellectual property rights quickly or at all. In some circumstances, we may choose to not pursue enforcement because an infringer has a dominant intellectual property position or for other business reasons. In addition, competitors might avoid infringement by designing around our intellectual property rights or by developing non-infringing competing technologies. Intellectual property rights and our ability to enforce them may be unavailable or limited in some countries which could make it easier for competitors to capture market share and could result in lost revenues. Furthermore, some of our intellectual property is licensed to others which allow them to compete with us using that intellectual property.

We are subject to ongoing tax examinations of our tax returns by the Internal Revenue Service and other tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations, financial condition and liquidity.

We are subject to ongoing tax examinations of our tax returns by the U.S. Internal Revenue Service and other tax authorities in various jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. Intercompany transactions associated with the sale of inventory, services, intellectual property and cost share arrangements are complex and affect our tax liabilities. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in multiple jurisdictions. There can be no assurance that the outcomes from ongoing tax examinations will not have an adverse effect on our operating results and financial condition. A difference in the ultimate resolution of tax uncertainties from what is currently estimated could have an adverse effect on our operating results and financial condition.

If tax incentives change or cease to be in effect, our income taxes could increase significantly.

Agilent benefits from tax incentives extended to its foreign subsidiaries to encourage investment or employment. Several jurisdictions have granted Agilent tax incentives which require renewal at various times in the future. The incentives are conditioned on achieving various thresholds of investments and employment, or specific types of income. Agilent's taxes could increase if the incentives are not renewed upon expiration. If Agilent cannot or does not wish to satisfy all or parts of the tax incentive conditions, we may lose the related tax incentive and could be required to refund tax incentives previously realized. As a result, our effective tax rate could be higher than it would have been had we maintained the benefits of the tax incentives.

We have substantial cash requirements in the United States while most of our cash is generated outside of the United States. The failure to maintain a level of cash sufficient to address our cash requirements in the United States could adversely affect our financial condition and results of operations.

Although the cash generated in the United States from our operations covers our normal operating requirements and debt service requirements, a substantial amount of additional cash is required for special purposes such as the maturity of our debt obligations, our stock repurchase program, our declared dividends and

acquisitions of third parties. Our business operating results, financial condition, and strategic initiatives could be adversely impacted if we were unable to address our U.S. cash requirements through the efficient and timely repatriations of overseas cash or other sources of cash obtained at an acceptable cost.

We have outstanding debt and may incur other debt in the future, which could adversely affect our financial condition, liquidity and results of operations.

We currently have outstanding an aggregate principal amount of $2.6 billion in senior unsecured notes and a $46 million secured mortgage. We also are a party to a five-year senior unsecured revolving credit facility which expires in October 2016 and under which we may borrow up to $400 million and a Danish Krone denominated credit facility equivalent to $9 million. We may borrow additional amounts in the future and use the proceeds from any future borrowing for general corporate purposes, other future acquisitions, expansion of our business or repurchases of our outstanding shares of common stock.

Our incurrence of this debt, and increases in our aggregate levels of debt, may adversely affect our operating results and financial condition by, among other things:

- increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;
- requiring the dedication of an increased portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures, acquisitions and stock repurchases; and
- limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

Our current revolving credit facility imposes restrictions on us, including restrictions on our ability to create liens on our assets and the ability of our subsidiaries to incur indebtedness, and requires us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. In addition, the indenture governing our senior notes contains covenants that may adversely affect our ability to incur certain liens or engage in certain types of sale and leaseback transactions. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, our outstanding indebtedness could be declared immediately due and payable.

If we suffer a loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our factories, facilities and distribution system are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. In particular, several of our facilities could be subject to a catastrophic loss caused by earthquake due to their locations. Our production facilities, headquarters and Agilent Technologies Laboratories in California, and our production facilities in Japan, are all located in areas with above-average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. If such a disruption were to occur, we could breach agreements, our reputation could be harmed, and our business and operating results could be adversely affected. In addition, since we have consolidated our manufacturing facilities, we are more likely to experience an interruption to our operations in the event of a catastrophe in any one location. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism. Also, our third party insurance coverage will vary from time to time in both type and amount depending on availability, cost and our decisions with respect to risk retention. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain third party insurance. If our third party insurance coverage is adversely affected, or to the extent we have elected to self-insure, we may be at a greater risk that our operations will be harmed by a catastrophic loss.

If we experience a significant disruption in, or breach in security of, our information technology systems, or if we fail to implement new systems and software successfully, our business could be adversely affected.

We rely on several centralized information technology systems throughout our company to provide products and services, keep financial records, process orders, manage inventory, process shipments to customers and operate other critical functions. Our information technology systems may be susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors, catastrophes or other unforeseen events. If we were to experience a prolonged system disruption in the information technology systems that involve our interactions with customers or suppliers, it could result in the loss of sales and customers and significant incremental costs, which could adversely affect our business. In addition, security breaches of our information technology systems could result in the misappropriation or unauthorized disclosure of confidential information belonging to us or to our employees, partners, customers or suppliers, which could result in our suffering significant financial or reputational damage.

Adverse conditions in the global banking industry and credit markets may adversely impact the value of our cash investments or impair our liquidity.

As of October 31, 2013, we had cash and cash equivalents of approximately $2.68 billion invested or held in a mix of money market funds, time deposit accounts and bank demand deposit accounts. Disruptions in the financial markets may, in some cases, result in an inability to access assets such as money market funds that traditionally have been viewed as highly liquid. Any failure of our counterparty financial institutions or funds in which we have invested may adversely impact our cash and cash equivalent positions and, in turn, our results and financial condition.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of October 31, 2013, pursuant to and as required by Rule 13a-15(b) under the Securities Exchange Act of 1934 ("Exchange Act"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2013, the company's disclosure controls and procedures, as defined by Rule 13a-15(e) under the Exchange Act, were effective and designed to ensure that (i) information required to be disclosed in the company's reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of October 31, 2013.

The effectiveness of our internal control over financial reporting as of October 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during Agilent's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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© Agilent Technologies, Inc. 2014
www.agilent.com





Building Two Great Companies From One





2014 PROXY STATEMENT

AGILENT TECHNOLOGIES, INC.





Agilent Technologies



Agilent Technologies

Agilent Technologies, Inc.
5301 Stevens Creek Blvd.
Santa Clara, California 95051

William P. Sullivan
President and Chief Executive Officer

February 2014

To our Stockholders:

I am pleased to invite you to attend the annual meeting of stockholders of Agilent Technologies, Inc. ("Agilent") to be held on Wednesday, March 19, 2014 at 8:00 a.m., Pacific Standard Time, at Agilent's headquarters located at 5301 Stevens Creek Blvd., Building No. 5, Santa Clara, California (U.S.A.). Details regarding admission to the annual meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

If you are unable to attend the annual meeting in person, you may listen through the Internet or by telephone. To listen to the live webcast, log on at www.investor.agilent.com and select the link for the webcast. To listen by telephone, please call (855) 447-3590 (international callers should dial (678) 809-1055. The meeting pass code is 18709457. The webcast will begin at 8:00 a.m. and will remain on Agilent's website for one year. You cannot record your vote or ask questions on this website or at this phone number.

We have elected to take advantage of Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe that the rules will allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the annual meeting.

Your vote is important. Whether or not you plan to attend the annual meeting, I hope that you will vote as soon as possible. Please review the instructions on each of your voting options described in the Proxy Statement and the Notice of Internet Availability of Proxy Materials you received in the mail.

Thank you for your ongoing support of, and continued interest in, Agilent.

Sincerely,

Admission to the annual meeting will be limited to stockholders. You are entitled to attend the annual meeting only if you are a stockholder of record as of the close of business on January 21, 2014, the record date, or hold a valid proxy for the meeting. In order to be admitted to the annual meeting, you must present proof of ownership of Agilent stock on the record date. This can be a brokerage statement or letter from a bank or broker indicating ownership on January 21, 2014, the Notice of Internet Availability of Proxy Materials, a proxy card, or legal proxy or voting instruction card provided by your broker, bank or nominee. Any holder of a proxy from a stockholder must present the proxy card, properly executed, and a copy of the proof of ownership. Stockholders and proxyholders may also be asked to present a form of photo identification such as a driver's license or passport. Backpacks, cameras, cell phones with cameras, recording equipment and other electronic recording devices will not be permitted at the annual meeting. Agilent reserves the right to inspect any persons or proposals prior to their admission to the annual meeting. Failure to follow the meeting rules or permit inspection will be grounds for exclusion from the annual meeting.

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AGILENT TECHNOLOGIES, INC.

5301 Stevens Creek Blvd.
Santa Clara, California 95051
(408) 553-2424

Notice of Annual Meeting of Stockholders

TIME	8:00 a.m., Pacific Standard Time, on Wednesday, March 19, 2014
PLACE	Agilent's Headquarters 5301 Stevens Creek Boulevard, Building No. 5 Santa Clara, California (U.S.A.)
ITEMS OF BUSINESS	(1) To elect two directors to a 3-year term. At the annual meeting, the Board of Directors intends to present the following nominees for election as directors: • Heidi Fields • A. Barry Rand (2) To ratify the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm. (3) To reapprove the performance goals under Agilent's 2009 Stock Plan. (4) To approve, on a non-binding advisory basis, the compensation of Agilent's named executive officers. (5) To consider such other business as may properly come before the annual meeting.
RECORD DATE	You are entitled to vote at the annual meeting and at any adjournments or postponements thereof if you were a stockholder at the close of business on Tuesday, January 21, 2014.
ANNUAL MEETING ADMISSION	To be admitted to the annual meeting, you must present proof of ownership of Agilent stock as of the record date. This can be a brokerage statement or letter from a bank or broker indicating ownership on January 21, 2014, the Notice of Internet Availability of Proxy Materials, a proxy card, or legal proxy or voting or voting instruction card provided by your broker, bank or nominee. You may also be asked to present a form of photo identification such as a driver's license or passport. The annual meeting will begin promptly at 8:00 a.m. Limited seating is available on a first come, first served basis.
VOTING	For instructions on voting, please refer to the instructions on the Notice of Internet Availability of Proxy Materials you received in the mail or, if you received a hard copy of the Proxy Statement, on your enclosed proxy card.

By Order of the Board,



MARIE OH HUBER
Senior Vice President, General Counsel and Secretary

This Proxy Statement and the accompanying proxy card are being sent or made available on or about February 5, 2014.

PROXY SUMMARY

The following is a summary which highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you are urged to read the entire Proxy Statement carefully before voting.

Voting Matters and Vote Recommendations

There are four items of business which Agilent currently expects to be considered at the 2014 Annual Meeting. The following table lists those items of business and the Agilent Board's vote recommendation.

PROPOSAL	BOARD VOTE RECOMMENDATION
Election of Directors	For each director nominee
Ratification of the Independent Registered Public Accounting Firm	For
Reapproval of the Performance Goals under the 2009 Stock Plan	For
Advisory Vote to Approve Named Executive Officer Compensation	For

Director Nominees

Agilent's Board is divided into three classes serving staggered three-year terms. Dr. Lawrence's current term expires at the Annual Meeting, and he will not stand for re-election as he has reached retirement age as set forth in our Corporate Governance Standards. The following table provides summary information about each of the two director nominees who are being voted on at the Annual Meeting.

NAME	AGE	DIRECTOR SINCE	OCCUPATION	INDE-PENDENT	COMMITTEE MEMBERSHIPS				OTHER PUBLIC BOARDS
					AC	CC	NCG	EC	
Heidi Fields	59	2000	Former Executive Vice President and Chief Financial Officer of Blue Shield of California	Yes	C		M		1
A. Barry Rand	69	2000	Chief Executive Officer of AARP	Yes		M	M		1

Key: AC: Audit Committee; CC: Compensation Committee; NCG: Nominating/Corporate Governance Committee; EC: Executive Committee; C: Chairperson; M: Member

Independent Registered Public Accounting Firm

We ask that our stockholders ratify the selection of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm for fiscal year 2014. Below is summary information about PricewaterhouseCoopers' fees for services during fiscal years 2013 and 2012:

Fee Category:	Fiscal 2013	% of Total	Fiscal 2012	% of Total
Audit Fees	$4,984,000	83.1	$6,296,000	94.1
Audit-Related Fees	762,000	12.7	105,000	1.6
Tax Fees:				
Tax compliance/preparation	245,000	4.1	285,000	4.3
Other tax services	0	0	0	0.0
Total Tax Fees	245,000	4.1	285,000	4.3
All Other Fees	4,000	0.01	4,000	0.0
Total Fees	$5,995,000	100	$6,690,000	100

Reapproval of the Performance Goals under the 2009 Stock Plan

This proposal does not seek any amendment of the existing provisions of, or performance goals contained within, the 2009 Stock Plan. Rather, this proposal is being presented to stockholders solely to address the periodic approval requirements of Section 162(m) of the Internal Revenue Code.

The performance goals set forth in the 2009 Stock Plan were last approved by our stockholders five years ago, and there have been no changes to that list of potential performance goals since that time. In order to continue to provide us with the ability to deduct the performance-based compensation that we structure to comply with Section 162(m) and we pay to our Chief Executive Officer and our other named executive officers (other than our Chief Financial Officer) for an additional five years, we are submitting the list of performance goals and related provisions under our Plan to our stockholders for reapproval.

Executive Compensation Matters

The proxy statement contains information about Agilent's executive compensation programs. In particular, you will find detailed information in the Compensation Discussion and Analysis starting on page 41 and the Executive Compensation tables starting on page 59.

Our executive officers are compensated in a manner consistent with Agilent's business strategy, competitive practice, sound compensation governance principles, and stockholder interests and concerns. Our compensation policies and decisions are focused on pay-for-performance. As you can read, our executive compensation programs have remained substantially the same for several years, and we believe that our programs are well aligned with the interests of our shareholders and are instrumental to achieving our business strategy.

In determining executive compensation for fiscal year 2013, the Compensation Committee considered the overwhelming stockholder support (94% approval of votes cast) that the "Say-on-Pay" proposal received at our March 21, 2012 annual meeting of stockholders. As a result, the Compensation Committee continued to apply the same effective principles and philosophy it has used in previous years in determining executive compensation and will continue to consider stockholder concerns and feedback in the future. Fiscal year 2013 was successful for Agilent despite uncertainties in the economy. Consistent with our philosophy to pay for performance, our CEO's total direct compensation for the fiscal year was aligned with our annual total shareholder return.

We are requesting your non-binding vote to approve the compensation of the Company's named executive officers as described on pages 41 to 72, including the Summary Compensation Table and subsequent tables on pages 59 to 72 of the proxy statement.

2014 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

	Page
PROPOSAL 1 – ELECTION OF DIRECTORS	7
Director Nomination Criteria: Qualifications and Experience	7
Director Nominees for Election to New Three-Year Terms That Will Expire in 2017	8
Continuing Directors Not Being Considered for Election at this Annual Meeting	9
Directors Whose Terms Will Expire in 2015	9
Directors Whose Terms Will Expire in 2016	11
CORPORATE GOVERNANCE MATTERS	13
Board Leadership Structure	13
Board's Role in Risk Oversight	13
Majority Voting for Directors	14
Board Communications	14
Director Independence	14
COMMITTEES OF THE BOARD OF DIRECTORS	16
Audit and Finance Committee	16
Compensation Committee	17
Nominating/Corporate Governance Committee	17
Executive Committee	18
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	19
RELATED PERSON TRANSACTIONS POLICY AND PROCEDURES	19
PROPOSAL 2 – RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	22
Fees Paid to PricewaterhouseCoopers LLP	22
Policy on Audit and Finance Committee Preapproval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm	23
AUDIT AND FINANCE COMMITTEE REPORT	24
PROPOSAL 3 – REAPPROVAL OF PERFORMANCE GOALS UNDER THE 2009 STOCK PLAN	25
COMMON STOCK OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	35
Beneficial Ownership Tables	35
Section 16(a) Beneficial Ownership Reporting Compliance	36
COMPENSATION OF NON-EMPLOYEE DIRECTORS	37
Summary of Non-Employee Director Annual Compensation for the 2013 Plan Year	37
Non-Employee Director Compensation for Fiscal Year 2013	38
Non-Employee Director Reimbursement Practice for Fiscal Year 2013	39
Non-Employee Director Stock Ownership Guidelines	39
PROPOSAL 4 – NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF AGILENT'S NAMED EXECUTIVE OFFICERS	40

2014 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

	Page
COMPENSATION DISCUSSION AND ANALYSIS	41
Introduction	41
Executive Summary	41
Compensation Philosophy	42
Compensation Governance	43
Recoupment Policy	43
Hedging and Insider Trading Policy	43
Stock Ownership Guidelines	43
Risk Assessment	44
Peer Group	44
Process and Role of Management	45
CEO Compensation	46
Fiscal Year 2013 Compensation	46
CEO Pay-for-Performance Alignment	48
Base Salary	48
Short-Term Cash Incentives	48
Long-Term Incentives	52
Equity Grant Practices	55
Benefits	55
Deferred Compensation	55
Pension Plans	56
Policy Regarding Compensation in Excess of $1 Million a Year	56
Termination and Change of Control	56
EXECUTIVE COMPENSATION	59
Summary Compensation Table	59
Grants of Plan-Based Awards in Last Fiscal Year	61
Outstanding Equity Awards at Fiscal Year-End	62
Option Exercises and Stock Vested at Fiscal Year-End	64
Pension Benefits	64
Retirement Plan	65
Deferred Profit-Sharing Plan	65
Supplemental Benefit Retirement Plan	66
Non-Qualified Deferred Compensation in Last Fiscal Year	66
France Pension Plan	68
International Relocation Benefit Plan	68
Termination and Change of Control Arrangements	68
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PATICIPATION	72
COMPENSATION COMMITTEE REPORT	72

2014 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

	Page
GENERAL INFORMATION ABOUT THE MEETING	73
Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?	73
Why am I receiving these materials?	73
Who is soliciting my proxy?	73
What is included in these materials?	73
What information is contained in these materials?	73
What proposals will be voted on at the annual meeting?	73
What is the Agilent Board's voting recommendation?	73
What shares owned by me can be voted?	74
What is the difference between holding shares as a stockholder of record and as a beneficial owner?	74
How can I vote my shares in person at the annual meeting?	74
How can I vote my shares without attending the annual meeting?	75
Can I revoke my proxy or change my vote?	75
How are votes counted?	75
What is the voting requirement to approve each of the proposals?	76
What does it mean if I receive more than one Notice, proxy or voting instruction card?	76
Where can I find the voting results of the annual meeting?	76
What happens if additional proposals are presented at the annual meeting?	77
What is the quorum requirement for the annual meeting?	77
Who will count the vote?	77
Is my vote confidential?	77
Who will bear the cost of soliciting votes for the annual meeting?	77
May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?	77
How do I obtain a separate set of proxy materials if I share an address with other stockholders?	78
If I share an address with other stockholders of Agilent, how can we get only one set of voting materials for future meetings?	78

PROPOSAL 1 - ELECTION OF DIRECTORS

Director Nomination Criteria: Qualifications and Experience

The Nominating/Corporate Governance Committee (the "Nominating Committee") performs an assessment of the skills and the experience needed to properly oversee the interests of the Company. Generally the Nominating Committee reviews both the short and long term strategies of the Company to determine what current and future skills and experience are required of the Board in exercising its oversight function. The Nominating Committee then compares those skills to the skills of the current directors and potential director candidates. The Nominating Committee conducts targeted efforts to identify and recruit individuals who have the qualifications identified through this process. The Nominating Committee looks for its current and potential directors collectively to have a mix of skills and qualifications, some of which are described below:

- a reputation for personal and professional integrity and ethics;
- executive or similar policy-making experience in relevant business or technology areas or national prominence in an academic, government or other relevant field;
- breadth of experience;
- soundness of judgment;
- the ability to make independent, analytical inquiries;
- the willingness and ability to devote the time required to perform Board activities adequately;
- the ability to represent the total corporate interests of Agilent; and
- the ability to represent the long-term interests of stockholders as a whole.

In addition to these minimum requirements, the Nominating Committee will also consider whether the candidate's skills are complementary to the existing Board members' skills; the diversity of the Board in factors such as age, experience in technology, manufacturing, finance and marketing, international experience and culture; and the Board's needs for specific operational, management or other expertise. The Nominating Committee from time to time reviews the appropriate skills and characteristics required of board members, including factors that it seeks in board members such as diversity of business experience, viewpoints and, personal background, and diversity of skills in technology, finance, marketing, international business, financial reporting and other areas that are expected to contribute to an effective Board of Directors. In evaluating potential candidates for the Board of Directors, the Nominating Committee considers these factors in the light of the specific needs of the Board of Directors at that time.

Current Director Terms

Agilent's Board is divided into three classes serving staggered three-year terms. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for their class expires. Agilent's Bylaws, as amended, allow the Board to fix the number of directors by resolution. Our Board currently consists of nine directors divided into three classes. The terms of the two current director nominees will expire at this Annual Meeting. Dr. Lawrence's term expires at this Annual Meeting, and he will not stand for re-election as he has reached retirement age as set forth in our Corporate Governance Standards. Pursuant to resolutions passed by the Board, Agilent's bylaws will be amended effective immediately after the time of the annual meeting to reduce the authorized number of directors to eight. The current composition of the Board and the term expiration dates for each director is as follows:

Class	Directors	Term Expires
I	Paul N. Clark, James G. Cullen and Tadataka Yamada, M.D.	2016
II	Heidi Fields, David M. Lawrence, M.D. and A. Barry Rand	2014
III	Robert J. Herbold, Koh Boon Hwee and William P. Sullivan	2015

Directors elected at the 2014 annual meeting will hold office for a three-year term expiring at the annual meeting in 2017 (or until their respective successors are elected and qualified, or until their earlier death, resignation or removal). All of the nominees are currently directors of Agilent. Information regarding each of the nominees is provided below as of December 31, 2013. There are no family relationships among Agilent's executive officers and directors.

Director Nominees for Election to New Three-Year Terms That Will Expire in 2017

HEIDI FIELDS

Age:59

Director Since: February 2000

Agilent Committees:
- Audit and Finance (Chair)
- Nominating/Corporate Governance

Public Directorships:
- Financial Engines, Inc.

Former Public Directorships Held During the Past Five Years:
None

Ms. Fields served as Executive Vice President and Chief Financial Officer of Blue Shield of California from September 2003 through December 2012. She served as Executive Vice President and the Chief Financial Officer of Gap, Inc. from 1999 to January 2003. Prior to assuming that position, Ms. Fields served as the Chief Financial Officer of ITT Industries, Inc. from 1995 to 1999. From 1979 to 1995, she held senior financial management positions at General Motors Corporation, including Vice President and Treasurer.

Ms. Fields possesses significant experience and experience in management and financial matters, having served as the Chief Financial Officer of both public and private companies, including at Blue Shield of California, Gap, Inc. and ITT Industries, Inc. Ms. Fields is the chairperson of our Audit and Finance Committee and is qualified as a financial expert under SEC guidelines. In addition, Ms. Fields has considerable experience and expertise with Agilent having been a member of Agilent's board of directors for over 10 years.

A. BARRY RAND

Age: 69

Director Since: November 2000

Agilent Committees:
- Compensation
- Nominating/Corporate Governance

Public Directorships:
- Campbell Soup Company

Former Public Directorships Held During the Past Five Years:
None

Mr. Rand has served as the Chief Executive Officer of AARP since April 2009. He served as Chairman and Chief Executive Officer of Equitant from February 2003 to April 2005 and as Non-Executive Chairman of Aspect Communications from February 2003 to October 2005. Mr. Rand was the Chairman and Chief Executive Officer of Avis Group Holdings, Inc. from November 1999 to April 2001. Prior to joining Avis Group, Mr. Rand was Executive Vice President, Worldwide Operations, for Xerox Corporation from 1992 to 1999. Mr. Rand is Chairman of the Board of Trustees of Howard University and holds a MBA from Stanford University where he also was a Stanford Sloan Executive Fellow. Mr. Rand also holds several honorary doctorate degrees.

Mr. Rand possesses a strong mix of organizational and operational management skills having served as the chairman and/or chief executive officer of numerous companies, including past roles with Equitant, Avis Group Holdings and Aspect Communications, and his current position with the AARP. He brings public company director experience and perspective from his membership on the Campbell Soup board of directors and has considerable expertise with Agilent having served as a director for over 10 years.

Agilent's Board recommends a vote FOR the election to the Board of each of the foregoing nominees.

Continuing Directors Not Being Considered for Election at this Annual Meeting

The Agilent directors whose terms are not expiring this year are listed below. They will continue to serve as directors for the remainder of their terms or such other date, in accordance with Agilent's Bylaws. Information regarding each of such directors is provided below.

Directors Whose Terms Will Expire in 2015

ROBERT J. HERBOLD

Age: 71

Director Since: June 2000

Agilent Committees:
- Audit and Finance
- Nominating/Corporate Governance

Public Directorships:
- Neptune Orient Lines Limited

Former Public Directorships Held During the Past Five Years:
- First Mutual Bancshares, Inc.

Mr. Herbold has served as the Managing Director of the consulting firm The Herbold Group, LLC since 2003. He served as Executive Vice President and Chief Operating Officer of Microsoft Corporation from 1994 to April 2001 and served as an Executive Vice President (part-time) of Microsoft Corporation until June 2003. Prior to joining Microsoft, Mr. Herbold was employed by The Procter & Gamble Company for twenty-six years, and served as a Senior Vice President at The Procter & Gamble Company from 1990 to 1994.

Mr. Herbold possesses significant leadership experience and business expertise from his executive leadership positions with Microsoft Corporation and The Procter & Gamble Company. Having been a member of the Agilent board for over 10 years, Mr. Herbold has a strong knowledge of Agilent's business. In addition, Mr. Herbold brings considerable public and private company director experience and perspective on public company management and governance issues and practices.

KOH BOON HWEE

Age: 63

Director Since: May 2003

Agilent Committees:

- Compensation (Chair)
- Nominating/Corporate Governance

Public Directorships:

- AAC Technologies Holdings, Inc.
- Sunningdale Tech, Ltd.
- Yeo Hiap Seng Ltd.
- Far East Orchard Ltd.

Former Public Directorships Held During the Past Five Years:

- MediaRing Limited
- DBS Group Holdings Ltd.
- DBS Bank Ltd.
- Yeo Hiap Seng (Malaysia) Bhd

Mr. Koh is the managing partner of Credence Capital Fund II (Cayman) Ltd., a private equity fund. Mr. Koh has served as the non-Executive Chairman of Sunningdale Tech Ltd. since January 2009 and previously served as its Executive Chairman and Chief Executive Officer from July 2005 to January 2009. He has served as the non-Executive Chairman of Yeo Hiap Seng Ltd. since April 2010, the non-Executive Chairman of Rippledot Capital Advisers Pte. Ltd. since February 2011 and the non-Executive Chairman of Far East Orchard Ltd. since April 2013. He served as Executive Director of MediaRing Limited from February 2002 to August 2009; Chairman of DBS Bank Ltd. from January 2006 to April 2010; Chairman of Singapore Airlines from July 2001 to December 2005 and Chairman of Singapore Telecom from April 1992 to August 2001. Mr. Koh spent fourteen years with Hewlett-Packard Company in its Asia Pacific region.

Mr. Koh possesses a strong mix of leadership and operational experience from his various senior positions with Sunningdale Tech, AAC Technologies, MediaRing Limited, DBS Bank, Singapore Airlines and Singapore Telecom. In addition, Mr. Koh has deep experience in the Asia Pacific region and brings that knowledge and perspective to the Board. Mr. Koh has extensive experience with Agilent and its predecessor, Hewlett-Packard, having served on the Agilent board for over 9 years and having spent 14 years with Hewlett-Packard.

WILLIAM P. SULLIVAN

Age: 64
Director Since: March 2005

Agilent Committees:
- Executive Committee

Public Directorships:
- URS Corporation
- Avnet, Inc.

Former Public Directorships Held During the Past Five Years:
None

Mr. Sullivan has served as Agilent's Chief Executive Officer since March 2005 and served as President since September 2013. He previously served as President from March 2005 to November 2012. Before being named as Agilent's Chief Executive Officer, Mr. Sullivan served as Executive Vice President and Chief Operating Officer from March 2002 to March 2005. In that capacity, he shared the responsibilities of the president's office with Agilent's former President and Chief Executive Officer, Edward W. Barnholt. Mr. Sullivan also had overall responsibility for Agilent's Electronic Products and Solutions Group, the company's largest business group. Prior to assuming that position, Mr. Sullivan served as our Senior Vice President, Semiconductor Products Group, from August 1999 to March 2002. Before that, Mr. Sullivan held various management positions at Hewlett-Packard Company.

Mr. Sullivan has broad and deep experience with Agilent and its businesses having been an employee of Agilent and its predecessor, Hewlett-Packard, for over 30 years. During the course of his career, he has developed considerable expertise in, and in-depth knowledge of, Agilent's businesses, having seen them as an individual contributor and at numerous levels of management. This perspective gives valuable insight to the Agilent board. Mr. Sullivan also brings public company director experience and perspective from his current positions on the URS Corporation and Avnet boards.

Directors Whose Terms Will Expire in 2016

PAUL N. CLARK

Age: 66
Director Since: May 2006

Agilent Committees:
- Audit and Finance
- Nominating/Corporate Governance

Public Directorships:
None

Former Public Directorships Held During the Past Five Years:
- Amylin Pharmaceuticals, Inc.
- Talecris Biotherapeutics Holdings Corp

Mr. Clark has been a Strategic Advisory Board member of Genstar Capital, LLC since August 2007 and was an Operating Partner from August 2007 to January 2013. Genstar Capital LLC is a middle market private equity firm that focuses on investments in selected segments of life sciences and healthcare services, industrial technology, business services and software. Prior to that, Mr. Clark was the Chief Executive Officer and President of ICOS Corporation, a biotherapeutics company, from June 1999 to January 2007, and the Chairman of the Board of Directors of ICOS from February 2000 to January 2007. From 1984 to December 1998, Mr. Clark worked in various capacities for Abbott Laboratories, a health care products manufacturer, retiring from Abbott Laboratories as Executive Vice President and a board member. His previous experience included senior positions with Marion Laboratories, a pharmaceutical company, and Sandoz Pharmaceuticals (now Novartis Corporation), a pharmaceutical company.

Mr. Clark has significant experience in the pharmaceutical and biotechnology industries, including his experience serving in senior management positions with ICOS Corporation (where he served as Chief Executive Officer and President), Abbott Laboratories, Marion Laboratories and Sandoz Pharmaceuticals. In addition, Mr. Clark brings considerable public company director experience and perspective on company management and governance issues and practices.

JAMES G. CULLEN

Age: 71
Director Since: April 2000

Agilent Committees:
- Nominating/Corporate Governance (Chair)
- Executive (Chair)

Public Directorships:
- Johnson & Johnson
- Prudential Financial, Inc.
- Neustar, Inc.

Former Public Directorships Held During the Past Five Years:
None

Mr. Cullen has been a director of Agilent since April 2000 and the Non-Executive Chairman of the Board since March 2005. Mr. Cullen was President and Chief Operating Officer of Bell Atlantic Corporation (now known as Verizon) from 1997 to June 2000 and a member of the office of chairman from 1993 to June 2000. Prior to this appointment, Mr. Cullen was the President and Chief Executive Officer of the Telecom Group of Bell Atlantic from 1995 to 1997. Prior to the creation of Bell Atlantic on January 1, 1984, Mr. Cullen held management positions with New Jersey Bell from 1966 to 1981 and AT&T from 1981 to 1983.

Mr. Cullen has considerable managerial and operational experience and expertise from his senior leadership position with Bell Atlantic and its predecessors. In addition, Mr. Cullen brings significant public company director experience and perspective on public company management and governance. Mr. Cullen has a strong understanding of Agilent having served on the board for over 10 years, including more than 5 years as the non-executive chairman.

TADATAKA YAMADA, M.D.

Age: 68
Director Since: January 2011

Agilent Committees:
- Compensation
- Nominating/Corporate Governance

Public Directorships:
- Takeda Pharmaceutical Co. Ltd.

Former Public Directorships Held During the Past Five Years:
- Covidien plc

Dr. Yamada currently serves as the Chief Medical and Scientific Officer of Takeda Pharmaceuticals International, Inc., a research-based global pharmaceutical company. Dr. Yamada previously served as President of the Global Health Program of the Bill & Melinda Gates Foundation from June 2006 to June 2011. From 2000 to 2006, Dr. Yamada was Chairman of Research and Development for GlaxoSmithKline Inc. and prior to that, he held research and development positions at SmithKline Beecham. Prior to joining SmithKline Beecham, Dr. Yamada was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center.

Dr. Yamada brings to our Board a unique perspective with his experience as the former President of the Global Health Program of the Bill & Melinda Gates Foundation as well as his significant research and development experience. Dr. Yamada's extensive pharmaceutical industry knowledge gives him an insight into a number of issues facing Agilent that other directors might not possess.

Corporate Governance Matters

Agilent has had formal corporate governance standards in place since the Company's inception in 1999. We have reviewed internally and with the Board the provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), the rules of the SEC and the NYSE's corporate governance listing standards regarding corporate governance policies and processes and are in compliance with the rules and listing standards.

We have adopted charters for our Compensation Committee, Audit and Finance Committee, Nominating/Corporate Governance Committee and Executive Committee consistent with the applicable rules and standards. Our committee charters, Amended and Restated Corporate Governance Standards and Standards of Business Conduct are located in the Investor Relations section of our website and can be accessed by clicking on "Governance Policies" in the "Corporate Governance" section of our web page at www.investor.agilent.com.

CORPORATE CITIZENSHIP

Agilent is committed to conducting business in an ethical, socially responsible and environmentally sustainable manner. Our Citizenship Objective is to be an economic, intellectual and social asset to each nation and community in which we operate. Agilent's Community Relations and Giving Programs and the Agilent Foundation are tangible examples of our commitment to exemplary Corporate Citizenship.

Board Leadership Structure

Agilent currently separates the positions of chief executive officer and chairman of the Board. Since March 2005, Mr. Cullen, one of our independent directors, has served as our chairman of the Board. The responsibilities of the chairman of the Board include: setting the agenda for each Board meeting, in consultation with the chief executive officer; chairing the meetings of independent directors; and facilitating and conducting, with the Nominating/Corporate Governance Committee, the annual self-assessments by the Board and each standing committee of the Board, including periodic performance reviews of individual directors.

Separating the positions of chief executive officer and chairman of the Board allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. The Board believes that having an independent director serve as chairman of the Board is the appropriate leadership structure for Agilent at this time.

However, our Corporate Governance Standards permit the roles of the chairperson of the Board and the chief executive officer to be filled by the same or different individuals. This provides the board with flexibility to determine whether the two roles should be combined in the future based on Agilent's needs and the Board's assessment of Agilent's leadership from time to time. Our Corporate Governance Standards provide that, in the event that the chairperson of the Board is also the chief executive officer, the Board may consider the election of an independent Board member as a lead independent director.

Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees. The Audit and Finance Committee has primary responsibility for overseeing Agilent's enterprise risk management process. The Audit and Finance Committee receives updates and discusses individual and overall risk areas during its meetings, including the Company's financial risk assessments, risk management policies and major financial risk exposures and the steps management has taken to monitor and control such exposures. The Compensation Committee oversees risks associated with our compensation policies and practices with respect to both executive compensation and compensation generally.

The Compensation Committee receives reports and discusses whether Agilent's compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

The full Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairpersons to the full Board during Board meetings.

Majority Voting for Directors

Our Bylaws provide for majority voting of directors regarding director elections. In an uncontested election, any nominee for director shall be elected by the vote of a majority of the votes cast with respect to the director. A "majority of the votes cast" means that the number of shares voted "FOR" a director must exceed 50% of the votes cast with respect to that director. The "votes cast" shall include votes to withhold authority and exclude votes to "ABSTAIN" with respect to that director's election. If a director is not elected due to a failure to receive a majority of the votes cast and his or her successor is not otherwise elected and qualified, the director shall promptly tender his or her resignation following certification of the stockholder vote.

The Nominating/Corporate Governance Committee will consider the resignation offer and recommend to the Board whether to accept or reject it, or whether other action should be taken. The Board will act on the Nominating/Corporate Governance Committee's recommendation within 90 days following certification of the stockholder vote. Thereafter, the Board will promptly disclose their decision and the rationale behind it in a press release to be disseminated in the same manner as Company press releases typically are distributed. Any director who tenders his or her resignation pursuant to this provision shall not participate in the Nominating/Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer.

Board Communications

Stockholders and other interested parties may communicate with the Board and Agilent's Non-Executive Chairperson of the Board of Directors by filling out the form at "Contact Chairman" under "Corporate Governance" at www.investor.agilent.com or by writing to James G. Cullen, c/o Agilent Technologies, Inc., General Counsel, 5301 Stevens Creek Blvd., MS 1A-11, Santa Clara, California 95051. The General Counsel will perform a legal review in the normal discharge of her duties to ensure that communications forwarded to the Non-Executive Chairperson preserve the integrity of the process. For example, items that are unrelated to the duties and responsibilities of the Board such as spam, junk mail and mass mailings, product complaints, personal employee complaints, product inquiries, new product suggestions, resumes and other forms of job inquiries, surveys, business solicitations or advertisements (the "Unrelated Items") will not be forwarded to the Non-Executive Chairperson. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will not be forwarded to the Non-Executive Chairperson.

Any communication that is relevant to the conduct of Agilent's business and is not forwarded will be retained for one year (other than Unrelated Items) and made available to the Non-Executive Chairperson and any other independent director on request. The independent directors grant the General Counsel discretion to decide what correspondence shall be shared with Agilent management and specifically instruct that any personal employee complaints be forwarded to Agilent's Human Resources Department.

Director Independence

Agilent adopted the following standards for director independence in compliance with the NYSE corporate governance listing standards:

1. No director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with Agilent or any of its subsidiaries (either directly, or as a partner, stockholder or officer of an organization that has a relationship with Agilent). Agilent or any of its subsidiaries must identify which directors are independent and disclose the basis for that determination.

In addition, a director is not independent if:

2. The director is, or has been within the last three years, an employee of Agilent or any of its subsidiaries, or an immediate family member is, or has been within the last three years, an executive officer of Agilent or any of its subsidiaries.

3. The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from Agilent or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

4. (A) The director is a current partner or employee of a firm that is Agilent's internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on Agilent's audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on Agilent's or any of its subsidiaries' audit within that time.

5. The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Agilent's or any of its subsidiaries' current executive officers at the same time serves or served on that company's compensation committee.

6. The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Agilent or any of its subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

The Board determined that Paul N. Clark, James G. Cullen, Heidi Fields, Robert J. Herbold, Koh Boon Hwee, David M. Lawrence, M.D., A. Barry Rand and Tadataka Yamada, M.D. met the aforementioned independence standards. William P. Sullivan did not meet the aforementioned independence standards because he is Agilent's current President and Chief Executive Officer and an employee of Agilent.

Agilent's non-employee directors meet at regularly scheduled executive sessions without management. As the Non-Executive Chairman of the Board, James G. Cullen was chosen to preside at executive sessions of the non-management directors.

Compensation Committee Member Independence

Agilent has adopted standards for compensation committee member independence in compliance with the NYSE corporate governance listing standards. In affirmatively determining the independence of any director who will serve on the compensation committee, the board of directors must consider all factors specifically relevant to determining whether such director has a relationship to Agilent or any of its subsidiaries which is material to such director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

(A) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by Agilent to such director; and

(B) whether such director is affiliated with Agilent, a subsidiary of Agilent or an affiliate of a subsidiary of Agilent.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board has four standing committees as set forth in the table below. Each director attended at least 75% of the aggregate number of Board and applicable committee meetings held when the director was serving on the Board.

Director	Board	Audit and Finance	Compensation	Nominating/ Corporate Governance	Executive
Paul N. Clark	✓	✓		✓	
James G. Cullen	CHAIR			CHAIR	CHAIR
Heidi Fields	✓	CHAIR		✓	
Robert J. Herbold	✓	✓		✓	
Koh Boon Hwee (1)	✓		CHAIR	✓	
David M. Lawrence, M.D (1)			✓	✓	
A. Barry Rand	✓		✓	✓	
Tadataka Yamada, M.D.	✓		✓	✓	
William P. Sullivan	✓				✓
No. of Meetings in FY2013	7	12	4	6	0

(1) David M. Lawrence, M.D. served as Chairman of the Compensation Committee until November 20, 2013. Koh Boon Hwee was appointed Chairman of the Compensation Committee on November 21, 2013. Dr. Lawrence's director term will expire at the Annual Meeting and he will not stand for re-election to the board.

Agilent encourages, but does not require, its Board members to attend the annual stockholders meeting. Last year, all of our directors attended the annual stockholders meeting.

Audit and Finance Committee

The Audit and Finance Committee is responsible for the oversight of the quality and integrity of Agilent's consolidated financial statements, its compliance with legal and regulatory requirements, the qualifications and independence of its independent registered public accounting firm, the performance of its internal audit function and independent registered public accounting firm and other significant financial matters. In discharging its duties, the Audit and Finance Committee is expected to:

- have the sole authority to appoint, retain, compensate, oversee, evaluate and replace the independent registered public accounting firm;
- review and approve the scope of the annual internal and external audit;
- review and pre-approve the engagement of Agilent's independent registered public accounting firm to perform audit and non-audit services and the related fees;
- meet independently with Agilent's internal auditing staff, independent registered public accounting firm and senior management;
- review the adequacy and effectiveness of the system of internal control over financial reporting and any significant changes in internal control over financial reporting;
- review Agilent's consolidated financial statements and disclosures including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's reports on Form 10-K or Form 10-Q;

- establish and oversee procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (b) the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
- review funding and investment policies, implementation of funding policies and investment performance of Agilent's benefit plans;
- monitor compliance with Agilent's Standards of Business Conduct; and
- review disclosures from Agilent's independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independence of accountant's communications with the audit committee.

Compensation Committee

The Compensation Committee reviews the performance of Agilent's elected officers and other key employees and determines, approves and reports to the Board on the elements of their compensation, including total cash compensation and long-term equity based incentives. In addition, the Compensation Committee:

- approves and monitors Agilent's benefit plan offerings;
- supervises and oversees the administration of Agilent's incentive compensation, variable pay and stock programs, including the impact of Agilent's compensation programs and arrangements on Company risk;
- recommends to the Board the annual retainer fee as well as other compensation for non-employee directors;
- establishes comparator peer group and compensation targets based on this peer group for the Company's named executive officers; and
- has sole authority to retain and terminate executive compensation consultants.

For more information on the responsibilities and activities of the Compensation Committee, including the committee's processes for determining executive compensation, see "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation" and the Compensation Committee's charter.

The Compensation Committee also helps determine compensation for non-employee directors. The process the Compensation Committee undertakes for setting non-employee director compensation is similar to that of setting executive officer compensation. The Compensation Committee is aided by an independent consultant, currently Frederic W. Cook & Co., Inc. ("F.W. Cook"), who is selected and retained by the Compensation Committee. The role of the independent consultant is to measure and benchmark our non-employee director compensation against a certain peer group of companies with respect to appropriate compensation levels for positions comparable in the market. The independent consultant recommends appropriate retainers, committee chair retainers, grant values and stock ownership guidelines to the Compensation Committee. This information is reviewed, discussed and finalized at a Compensation Committee meeting and a recommendation is made to the full Board. The full Board makes the final determination on non-employee director compensation.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee proposes a slate of directors for election by Agilent's stockholders at each annual meeting and recommends to the Board candidates to fill any vacancies on the Board. It is also responsible for reviewing management succession plans, recommending to the Board the appropriate Board size and committee structure and developing and reviewing corporate governance principles applicable to Agilent.

The Nominating/Corporate Governance Committee will consider director candidates recommended for nomination by stockholders, provided that the recommendations are made in accordance with the procedures described in the section entitled "General Information About the Meeting" located at the end of this Proxy Statement. Candidates recommended for nomination by stockholders that comply with these procedures will receive the same consideration as other candidates recommended by the Nominating/Corporate Governance Committee.

Agilent typically hires a third party search firm to help identify and facilitate the screening and interview process of candidates for director. To be considered by the Nominating/Corporate Governance Committee, a director nominee must have:

- a reputation for personal and professional integrity and ethics;
- executive or similar policy-making experience in relevant business or technology areas or national prominence in an academic, government or other relevant field;
- breadth of experience;
- soundness of judgment;
- the ability to make independent, analytical inquiries;
- the willingness and ability to devote the time required to perform Board activities adequately;
- the ability to represent the total corporate interests of Agilent; and
- the ability to represent the long-term interests of stockholders as a whole.

In addition to these minimum requirements, the Nominating/Corporate Governance Committee will also consider whether the candidate's skills are complementary to the existing Board members' skills; the diversity of the Board in factors such as age, experience in technology, manufacturing, finance and marketing, international experience and culture; and the Board's needs for specific operational, management or other expertise. The Nominating/Corporate Governance Committee from time to time reviews the appropriate skills and characteristics required of board members, including factors that it seeks in board members such as diversity of business experience, viewpoints and, personal background, and diversity of skills in technology, finance, marketing, international business, financial reporting and other areas that are expected to contribute to an effective Board of Directors. In evaluating potential candidates for the Board of Directors, the Nominating/Corporate Governance Committee considers these factors in the light of the specific needs of the Board of Directors at that time. The search firm screens the candidates, does reference checks, prepares a biography for each candidate for the Nominating/Corporate Governance Committee to review and helps set up interviews. The Nominating/Corporate Governance Committee and Agilent's Chief Executive Officer interview candidates that meet the criteria, and the Nominating/Corporate Governance Committee selects candidates that best suit the Board's needs. We do not use a third party to evaluate current Board members.

The Nominating/Corporate Governance Committee also administers Agilent's Related Person Transactions Policy and Procedures. See "Related Person Transactions Policy and Procedures" for more information.

Executive Committee

The Executive Committee meets or takes written action when the Board is not otherwise meeting. The Committee has full authority to act on behalf of the Board, except that it cannot amend Agilent's Bylaws, recommend any action that requires the approval of the stockholders, fill vacancies on the Board or any Board committee, fix director compensation, amend or repeal any non-amendable or

non-repealable resolution of the Board, declare a distribution to the stockholders except at rates determined by the Board, appoint other committees or take any action not permitted under Delaware law to be delegated to a committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are set forth in the table on page 16. During the most recent fiscal year, no Agilent executive officer served on the compensation committee (or equivalent), or the board of directors, of another entity whose executive officer(s) served on Agilent's Compensation Committee.

The members of the Compensation Committee are considered independent under the Company's Board of Directors and Compensation Committee Independence Standards as set forth in the Company's Amended and Restated Corporate Governance Guidelines.

RELATED PERSON TRANSACTIONS POLICY AND PROCEDURES

The Company's Standards of Business Conduct and Director Code of Ethics require that all employees and directors avoid conflicts of interests that interfere with the performance of their duties or the best interests of the Company. In addition, the Company has adopted a written Related Person Transactions Policy and Procedures (the "Related Person Transactions Policy") that prohibits any of the Company's executive officers, directors or any of their immediate family members from entering into a transaction with the Company, except in accordance with the policy. For purposes of the policy, a "related person transaction" includes any transaction (within the meaning of Item 404(a) of the Securities and Exchange Commission's Regulation S-K) involving the Company and any related person that would be required to be disclosed pursuant to Item 404(a) of the Securities and Exchange Commission's Regulation S-K.

Under our Related Person Transactions Policy, the General Counsel must advise the Nominating/Corporate Governance Committee of any related person transaction of which she becomes aware. The Nominating/Corporate Governance Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Nominating/Corporate Governance Committee shall consider all relevant information available to it and, as appropriate, must take into consideration the following:

- the size of the transaction and the amount payable to the related person;
- the nature of the interest of the related person in the transaction;
- whether the transaction may involve a conflict of interest; and
- whether the transaction involved the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

Under the Related Person Transactions Policy, Company management screens for any potential related person transactions, primarily through the annual circulation of a Directors and Officers Questionnaire ("D&O Questionnaire") to each member of the Board of Directors and each officer of the Company that is a reporting person under Section 16 of the Securities Exchange Act of 1934. The D&O Questionnaire contains questions intended to identify related persons and transactions between the Company and related persons. If a related person transaction is identified, such transaction is brought to the attention of the Nominating/Corporate Governance Committee for its approval, ratification, revision, or rejection in consideration of all of the relevant facts and circumstances.

The Nominating/Corporate Governance Committee must approve or ratify each related person transaction in accordance with the policy. Absent this approval or ratification, no such transaction may be entered into by the Company with any related person.

In March 2008, the Nominating/Corporate Governance Committee amended the Related Person Transactions Policy to provide for standing pre-approval of limited transactions with related persons. Pre-approved transactions include:

(a) Any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer or an equivalent), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of (i) $1,000,000, or (ii) 2 percent of that company's total annual revenues.

(b) Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a related person's only relationship is as an employee (other than an executive officer or an equivalent), a director or a trustee, if the aggregate amount involved does not exceed the lesser of $500,000, or 2 percent of the charitable organization's total annual receipts.

Agilent will disclose the terms of related person transactions in its filings with the SEC to the extent required.

Transactions with Related Persons

We purchase services, supplies, and equipment in the normal course of business from many suppliers and sell or lease products and services to many customers. In some instances, these transactions occur with companies with which members of our management or Board of Directors have relationships as directors or executive officers. For transactions entered into during fiscal year 2013, no related person had or will have a direct or indirect material interest and none exceeded or fell outside of the pre-approved thresholds set forth in our Related Party Transaction Policy.

The following list identifies which of these companies purchased more than $120,000 in products and services from us in fiscal 2013.

- Johnson & Johnson ("J&J"). Mr. James G. Cullen is a director of J&J. J&J, or its affiliates, purchased from Agilent an aggregate of approximately $10 million of products and services.
- Avnet, Inc. ("Avnet"). Mr. William P. Sullivan is a director of Avnet. Avnet, or its affiliates, purchased from Agilent an aggregate of approximately $1.2 million of products and services.
- URS Corporation ("URS"). Mr. William P. Sullivan is a director of URS. URS, or its affiliates, purchased from Agilent an aggregate of approximately $319,000 of products and services.
- Catalent Pharma Solutions ("Catalent"). Mr. Paul N. Clark is a director of Catalent. Catalent, or its affiliates, purchased from Agilent an aggregate of approximately $2.9 million of products and services.
- Harlan Laboratories, Inc. ("Harlan"). Mr. Paul N. Clark is a director of Harlan. Harlan, or its affiliates, purchased from Agilent an aggregate of approximately $360,000 of products and services.
- Campbell Soup Company ("Campbell"). Mr. A. Barry Rand is a director of Campbell. Campbell, or its affiliates, purchased from Agilent an aggregate of approximately $156,000 of products and services.

- Takeda Pharmaceutical Co. Ltd. and Takeda Pharmaceuticals International, Inc. (collectively, "Takeda"). Dr. Tadataka Yamada is a director of Takeda Pharmaceutical Co. Ltd. and the Chief Medical and Scientific Officer of Takeda Pharmaceuticals International, Inc. Takeda or its affiliates, purchased from Agilent an aggregate of approximately $3.3 million of products and services.
- AAC Technologies Holdings Inc. ("AAC"). Mr. Koh Boon Hwee is the Chairman of AAC. AAC, or its affiliates, purchased from Agilent an aggregate of approximately $822,000 of products and services.
- Nanyang Technological University ("Nanyang"). Mr. Koh Boon Hwee is the Chair of the Board of Trustees of Nanyang. Nanyang, or its affiliates, purchased from Agilent an aggregate of approximately $1.6 million of products and services.
- Logitech International SA ("Logitech"). Mr. Didier Hirsch is a director of Logitech. Logitech, or its affiliates, purchased from Agilent an aggregate of approximately $186,000 of products and services.

PROPOSAL 2 – RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee of the Board has appointed PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm to audit its consolidated financial statements for the 2014 fiscal year. During the 2013 fiscal year, PricewaterhouseCoopers LLP served as Agilent's independent registered public accounting firm and also provided certain tax and other non-audit services. Although Agilent is not required to seek stockholder approval of this appointment, the Board believes it to be sound corporate governance to do so. If the appointment is not ratified, the Audit and Finance Committee will investigate the reasons for stockholder rejection and will reconsider the appointment.

Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting where they will be available to respond to questions and, if they desire, to make a statement.

Agilent's Board recommends a vote FOR the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's Independent Registered Public Accounting Firm.

Fees Paid to PricewaterhouseCoopers LLP

The following table sets forth the aggregate fees charged to Agilent by PricewaterhouseCoopers LLP for audit services rendered in connection with the audited consolidated financial statements and reports for the 2013 and 2012 fiscal years and for other services rendered during the 2013 and 2012 fiscal years to Agilent and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services:

Fee Category:	Fiscal 2013	% of Total	Fiscal 2012	% of Total
Audit Fees	$4,984,000	83.1	$6,296,000	94.1
Audit-Related Fees	762,000	12.7	105,000	1.6
Tax Fees:				
Tax compliance/preparation	245,000	4.1	285,000	4.3
Other tax services	0	0.0	0	0.0
Total Tax Fees	245,000	4.1	285,000	4.3
All Other Fees	4,000	0.01	4,000	0.0
Total Fees	$5,995,000	100	$6,690,000	100

Audit Fees: Consists of fees billed for professional services rendered for the integrated audit of Agilent's consolidated financial statements and its internal control over financial reporting and review of the interim condensed consolidated financial statements included in quarterly reports. Fiscal 2013 and 2012 fees also consist of fees billed for services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory reporting and regulatory filings or engagements, and attest services, except those not required by statute or regulation.

Audit-Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Agilent's consolidated financial statements and are not reported under "Audit Fees." These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax Fees: Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, tax audits and appeals, customs and duties, mergers and acquisitions and international tax planning.

All Other Fees: Consists of fees for all other services other than those reported above. These services include a license for specialized accounting research software. Agilent's intent is to minimize services in this category.

In making its recommendation to ratify the appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm for the fiscal year ending October 31, 2014, the Audit and Finance Committee has considered whether services other than audit and audit-related services provided by PricewaterhouseCoopers LLP are compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Policy on Audit and Finance Committee Preapproval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit and Finance Committee's policy is to preapprove all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Preapproval is generally provided for up to one year and any preapproval is detailed as to the particular service or category of services and is subject to a specific budget. The Audit and Finance Committee has delegated its preapproval authority up to a specified maximum to the Chairperson of the Audit and Finance Committee, Heidi Fields, who may preapprove all audit and permissible non-audit services so long as her preapproval decisions are reported to the Audit and Finance Committee at its next scheduled meeting.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

AUDIT AND FINANCE COMMITTEE REPORT

During fiscal year 2013, the Audit and Finance Committee of the Board reviewed the quality and integrity of Agilent's consolidated financial statements, the effectiveness of its system of internal control over financial reporting, its compliance with legal and regulatory requirements, the qualifications and independence of its independent registered public accounting firm, the performance of its internal audit function and independent registered public accounting firm and other significant financial matters. Each of the Audit and Finance Committee members satisfies the definition of independent director and is financially literate as established in the New York Stock Exchange Listing Standards. In accordance with section 407 of the Sarbanes-Oxley Act of 2002, the Board of Directors has identified Heidi Fields as the Audit and Finance Committee's "Financial Expert." Agilent operates with a November 1 to October 31 fiscal year. The Audit and Finance Committee met twelve times, including telephone meetings, during the 2013 fiscal year.

The Audit and Finance Committee's work is guided by a written charter that the Board has approved. The Audit and Finance Committee regularly reviews its charter to ensure that it is meeting all relevant audit committee policy requirements of the U.S. Securities and Exchange Commission, the Public Company Accounting Oversight Board and the New York Stock Exchange. You can access the latest Audit and Finance Committee charter by clicking on "Governance Policies" in the "Corporate Governance" section of the Web page at www.investor.agilent.com or by writing to us at Agilent Technologies, Inc., 5301 Stevens Creek Blvd., Santa Clara, California 95051, Attention: Investor Relations.

The Audit and Finance Committee has reviewed and discussed with management and PricewaterhouseCoopers LLP, Agilent's independent registered public accounting firm, Agilent's audited consolidated financial statements and Agilent's internal control over financial reporting. The Audit and Finance Committee has discussed with PricewaterhouseCoopers LLP, during the 2013 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees) as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit and Finance Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit and Finance Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from Agilent. Based on the review and discussions noted above, the Audit and Finance Committee recommended to the Board that Agilent's audited consolidated financial statements be included in Agilent's Annual Report on Form 10-K for the fiscal year ended October 31, 2013, and be filed with the U.S. Securities and Exchange Commission.

Submitted by:

Audit and Finance Committee

Heidi Fields, Chairperson
Paul N. Clark
Robert J. Herbold

PROPOSAL 3 – REAPPROVAL OF PERFORMANCE GOALS UNDER THE 2009 STOCK PLAN

In 2009, our Board of Directors adopted and our stockholders approved the Agilent Technologies, Inc. 2009 Stock Plan (the "Plan"), including the list of potential performance goals and related provisions set forth in such Plan for awards that are intended to qualify for the performance-based compensation exception under Section 162(m) of the Internal Revenue Code and to satisfy New York Stock Exchange ("NYSE") guidelines relating to equity compensation.

This proposal does not seek any amendment of the existing provisions of, or performance goals contained within, the 2009 Stock Plan. Rather, this proposal is being presented to stockholders solely to address the periodic approval requirements of Section 162(m) described below.

Section 162(m) generally does not allow a publicly-held corporation to deduct from its U.S. federal taxable income compensation above $1,000,000 that is paid in any taxable year to its chief executive officer or other named executive officers (excluding its chief financial officer). Compensation above $1,000,000 may be deducted if, among other things, it is payable upon the attainment of performance goals whose material terms are approved by the company's stockholders. If the company's compensation committee retains discretion to select which performance goals will apply to a particular performance period, Section 162(m) requires that the material terms of such performance goals be reapproved by the company's stockholders every five years. For purposes of Section 162(m), the material terms include (a) the employees eligible to receive compensation, (b) a description of the business criteria on which the performance goal may be based, and (c) the maximum amount of compensation that can be paid to an employee under the performance goal. Each of these terms is discussed below. Stockholder approval of this proposal is intended to constitute reapproval of the performance goals under the Plan for purposes of the approval requirements of Section 162(m).

The performance goals set forth in the Plan were last approved by our stockholders five years ago, and there have been no changes to that list of potential performance goals since that time. In order to continue to provide us with the ability to deduct the performance-based compensation that we structure to comply with Section 162(m) and we pay to our Chief Executive Officer and our other named executive officers (other than our Chief Financial Officer) for an additional five years, we are submitting the list of performance goals and related provisions under our Plan to our stockholders for reapproval.

Below is a summary of the material features of the Plan and its operation. This summary does not purport to be a complete description of all of the provisions of the Plan. It is qualified in its entirety by reference to the full text of the Plan. A copy of the Plan has been filed with the Securities and Exchange Commission with the Proxy Statement filed on January 27, 2009, and any stockholder who wishes to obtain a copy of the Plan may do so by written request to the Secretary at Agilent's headquarters in Santa Clara, California.

Purpose of the Plan

The purpose of the Plan is to encourage ownership in the Company by its employees, directors and consultants whose long-term employment by or involvement with the Company is considered essential to the Company's continued progress and, thereby, aligning the interests of the award recipients and stockholders and permitting the award recipients to share in the Company's success. The Plan provides an essential component of the total compensation package offered to the Company's key employees. It reflects the importance placed by the Company on motivating employees to achieve superior results over the long term and paying employees based on that kind of achievement. The

Company strongly believes that its equity compensation programs and emphasis on employee stock ownership have been integral to the Company's progress and that a continuation of those programs and that emphasis is necessary for the Company to achieve superior performance in the future.

Certain awards under the Plan are intended to qualify as performance-based compensation under the Code, provided that such grants are made in the form of option grants, stock appreciation rights ("SARs"), or are performance shares or performance units based on one or more of the performance measures specified below. However, in the event that the Administrator (as defined below in "Administration of the Plan") of the Plan determines that it is advisable to grant awards that use measures other than those specified below, any such awards will not qualify for the performance-based exception under Section 162(m) of the Code.

Key Features of the Plan

The Plan contains features that the Board believes are consistent with the interests of stockholders and sound governance principles. These features include the following:

- *Flexibility and Performance Ties.* The variety of equity and cash awards permitted under the Plan affords flexibility with respect to the design of long-term incentives that are responsive to evolving regulatory changes and compensation best practices and incorporate tailored, performance-based measures.
- *No Discount Options.* Stock options or SARs may not be granted or awarded with a then-established exercise price of less than the fair market value ("FMV") of Agilent's common stock on the date of grant or award. FMV is the quoted closing sales price on the stock exchange or a national market system with the highest trading volume.
- *No Repricings.* The repricing of stock options and stock appreciation rights is prohibited without stockholder approval. This prohibition applies both to repricings that involve lowering the exercise price of a stock option or SAR as well as repricings that are accomplished by canceling an existing award and replacing it with a lower-priced award.
- *Fungible Share Pool.* The Plan design recognizes the greater intrinsic value of a full share award including restricted stock, restricted stock units, performance shares and performance stock units. Accordingly, the Plan's share reserve is reduced by 2 shares for every 1 full value share awarded. Stock option and SAR awards reduce the reserve on a 1-to-1 basis.
- *Clawback feature.* The Plan allows the Company to cancel or freeze unvested awards, or require the return of amounts received pursuant to plan awards, if the award recipient has engaged in behavior that is detrimental to the business or reputation of the Company.
- *No Liberal Share Accounting.* Shares withheld for tax payments or to pay the exercise price, shares repurchased on the open market with the proceeds of an option exercise price, or shares not issued or delivered as a result of the net settlement of an outstanding award, will not be added back into the Plan reserve.
- *Compensation Committee Oversight.* The Plan will be administered by Agilent's Compensation Committee as the Administrator, which is comprised solely of non-employee, independent directors.
- *No Annual "Evergreen" Provision.* The Plan provides for a specific number of shares of Agilent common stock available for awards and does not contain an annual or automatic increase in the number of available shares.
- *Performance-Based Compensation.* The Plan is structured to permit awards that satisfy the performance-based compensation requirements of section 162(m) of the Code so as to enhance deductibility of compensation provided under the Plan.

Qualifying Performance-Based Compensation

The Administrator may specify that the grant, retention, vesting, or issuance of any award, (whether in the form of a stock option, SAR, restricted stock, RSU or a performance award) or the amount to be paid out under any award, be subject to or based on performance objectives or other standards of financial performance and/or personal performance evaluations, whether or not established and administered in accordance with the requirements of Section 162(m) of the Code for awards intended to qualify as "performance-based compensation" thereunder. The number of shares issued or the amount paid under an award may, to the extent specified in the award agreement, be reduced by the Administrator on the basis of such further considerations as the Administrator in its sole discretion shall determine.

Establishment of Performance Goals

At the beginning of each performance period the Administrator will establish performance goals applicable to the performance awards. To the extent that performance conditions under the Plan are applied to awards intended to qualify as performance-based compensation under Section 162(m) of the Code, such performance goals will be objectively measurable and will be based upon the achievement of a specified percentage or level in one or more of the following criteria and any objectively verifiable adjustment(s) thereto permitted and preestablished by the Administrator in accordance with Section 162(m) of the Code, as determined by the Administrator in its sole discretion:

Performance Criteria

- sales revenue;
- gross margin;
- operating margin;
- return on equity;
- operating income;
- pre-tax profit;
- net income;
- expenses;
- the market price of the shares;
- earnings per share;
- return on stockholder equity;
- return on capital;
- earnings before interest, taxes and depreciation and amortization;
- return on net assets;
- economic value added;
- market share;
- customer service;
- customer satisfaction;
- safety;
- total stockholder return;
- free cash flow;
- size adjusted growth in earnings;
- individual performance;
- other criteria or any combination of the above criteria

The performance goals may be based on one or more business criteria, one or more business units or divisions of the Company, its subsidiaries or affiliates, or the Company as a whole, and if so desired by the Administrator, by comparison with a peer group of companies. Performance awards granted under the Plan may contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator may determine, provided that, if the performance awards are intended to qualify as performance-based compensation under Section 162(m) of the Code, such additional terms and conditions are also not inconsistent with Section 162(m) of the Code.

Administration of the Plan

The Plan may be administered by the Board or any of its committees ("Administrator") and, it is currently administered by the Compensation Committee, which committee satisfies the requirements of Section 162(m) regarding a committee of two or more "outside directors", as well as a committee of "non-employee directors" for purposes of Rule 16b-3. The Administrator has the power in its discretion to grant awards under the Plan, to determine the terms of such awards, to interpret the

provisions of the Plan and to take action as it deems necessary or advisable for the administration of the Plan. In accordance with the terms of the Plan, the Plan may be administered by different committees with respect to different groups of participants in the Plan.

Number of Authorized Shares

The total number of shares authorized and available for issuance under the Plan is 25,000,000, plus any shares subject to awards previously granted under the 1999 Plan for which such awards are forfeited, expired or become unexercisable without having been exercised in full. Using Agilent's closing stock price on December 31, 2013, we anticipate that the remaining share reserve will be sufficient to cover all Company stock awards through fiscal 2015. Shares granted as options or SARs will be counted against this limit as one share for every one share granted. Shares granted as awards other than options or SARs will be counted against this limit as two shares for every one share granted. The maximum number of options or SARs under the Plan that may be granted in any one fiscal year to an individual participant may not exceed 1,500,000 shares. Notwithstanding the foregoing, in connection with a participant's initial service, such participant may be granted awards for up to an additional 1,000,000 shares that will not count against this limit. Shares issued under the Plan may be currently authorized but unissued shares, or shares currently held or subsequently acquired by the Company as treasury shares, including shares purchased in the open market or in private transactions.

In the event of certain changes in the capitalization of the Company the Administrator will adjust the number and class of shares available for issuance under the Plan and to prevent dilution or enlargement of rights. Except as described below, shares subject to an award under the Plan or under the 1999 Plan that are terminated, expire unexercised, or are forfeited, or repurchased by the Company at their original purchase price shall be available for subsequent awards under the Plan. Any shares that again become available for issuance under the Plan will be added back on a one to one basis for shares subject to options or SARs (as defined below in "Types of Awards under the Plan"), or on a two to one basis for awards other than options or SARs.

Awards granted in assumption of, or in substitution for, awards previously granted by a company acquired by, or merged into, the Company or a Subsidiary ("Substitute Awards") will not reduce the shares authorized for issuance under the Plan or authorized for grant to a participant in any calendar year. Further, shares available for grant under stock plans assumed by the Company in an acquisition may be added to the available share reserve under the Plan.

Payments of the exercise price or applicable taxes made by delivery of shares to, or withholding of shares by, the Company in satisfaction of a participant's obligations, or shares repurchased on the open market with the proceeds of an option exercise price, will not result in additional shares becoming available for subsequent awards under the Plan.

Eligibility and Participation

Eligibility to participate in the Plan is limited to employees (including officers), directors and consultants of Agilent, its affiliates or subsidiaries, as determined by the Administrator. Participation in the Plan is at the discretion of the Administrator. As of November 1, 2013, there were approximately 20,600 eligible employees.

Types of Awards under the Plan

The Plan authorizes the Administrator to grant awards, individually or collectively, to participants in any of the following forms, subject to such terms, conditions, and provisions as the Administrator may determine to be necessary or desirable:

- incentive stock options ("ISOs");
- nonstatutory stock options ("NSOs");
- stock appreciation rights;
- restricted stock;
- restricted stock units ("RSUs");
- performance shares and performance units with performance-based conditions to vesting or exercisability; and
- cash awards.

Options and SARs

Stock options entitle the option holder to purchase shares at a price established by the Administrator. Options may be either ISOs or NSOs, provided that only employees may be granted ISOs. SARs entitle the SAR holder to receive cash equal to the positive difference (if any) between the fair market value of shares on the trading date and the exercise price. The Company currently awards only NSOs to its executives, employees and nonemployee directors. In fiscal year 2013, approximately 105 employees were classified as executives and there were eight nonemployee directors. The Company does not currently have a practice of awarding ISOs or SARs.

Exercise Price

The Administrator will determine the exercise price of an option and a SAR at the date of grant, which price, except in the case of Substitute Awards, may not be less than 100% of the fair market value of the underlying shares on the date of grant. The Plan prohibits any repricing, replacement, regrant or modification of stock options or SARs that would reduce the exercise price of the stock options or SARs without stockholder approval, other than in connection with a change in the Company's capitalization or Substitute Awards.

Vesting/Expiration of Options

The Administrator may determine the terms under which options and SARs will vest and become exercisable. The Company's current practice is to vest options at 25% per year over 4 years, with a 10-year option term, except where different vesting or option terms are required or are advisable under local law.

Special Limitations on ISOs

If options were to be granted as ISOs, these options would be subject to certain additional restrictions imposed on ISOs by the Code including, but not limited to, restrictions on the post-termination exercise period of such options, the status of the individual receiving the grant and the number of options that could become exercisable for the first time by a participant in a given calendar year. In addition, to receive the favorable tax treatment afforded ISOs described below, these options would be required to comply with certain post-termination exercise periods. Furthermore, if shares acquired upon exercise of an ISO are disposed of by a participant prior to the expiration of two years from the date of grant or one year from the date of exercise, or otherwise in a "disqualifying disposition" under the Code, the participant would have federal income tax consequences as described under "—U.S. Federal Income Tax Consequences".

Exercise of Options

An option holder may exercise his or her option by giving written notice to the Company or a duly authorized agent of the Company stating the number of shares for which the option is being exercised and tendering payment for such shares. The Administrator may, in its discretion, accept cash, check or wire transfer, previously acquired shares (valued at their fair market value on the date of exercise) and consideration under a cashless exercise program, or a combination thereof as payment.

Surrender or Exchange of SARs

Upon surrender of a SAR, a participant will be entitled to receive cash, shares or a combination thereof, as specified in the award agreement, having an aggregate fair market value equal to the excess of (i) the fair market value of one share as of the date on which the nontandem SAR is exercised over (ii) the base price of the shares covered by the nontandem SAR, multiplied by the number of shares covered by the SAR, or the portion thereof being exercised.

Termination of Options and SARs

In the event that a participant's service with the Company or its subsidiaries terminates prior to the expiration of an option or SAR, the Participant's right to exercise vested options or SARS shall be governed by the terms of the applicable award agreement approved by the Administrator at the time of grant.

Stock Awards and Performance Shares

Stock awards, including restricted stock, RSUs, performance shares and performance units, may be issued either alone, in addition to, or in tandem with other awards granted under the Plan. Stock awards may be denominated in shares or units payable in shares (e.g. RSUs), and may be settled in cash, shares, or a combination of cash and shares. Restricted stock granted to participants may not be sold, transferred, pledged or otherwise encumbered or disposed of during the restricted period established by the Administrator. The Administrator may also impose additional restrictions on a participant's right to dispose of or to encumber restricted stock, including the satisfaction of performance objectives.

The Company currently grants RSUs to certain employees who are not executives of the Company (the company did make one RSU grant to its CEO in fiscal year 2014). Grants are typically made once a year and vest 25% per year over 4 years unless different vesting is required or advisable under local law. The Company currently grants performance-based RSUs annually to its executives pursuant to the Long Term Performance Program ("LTP" or the "LTP Program"). LTP awards are generally designed to meet the criteria of a performance award with the performance metrics and peer group comparison set at the beginning of the performance period and are not thereafter modified. LTP awards are paid out based upon a 3-year performance period and only if the established performance criteria have been met, as determined by the Administrator. The Company also makes New Executive Stock Awards to newly hired or promoted executives, which are RSUs that mirror the LTP performance criteria for a 3-year performance period that is already in progress when an executive is first hired or is first promoted to an executive position.

In addition, the Company grants RSUs to nonemployee directors (referred to in the Plan as "Deferred Shares") which are subject to payment and deferral rules intended to comply with Section 409A of the Code.

Termination of Stock Awards

In the event that a participant's service with the Company or its subsidiaries terminates prior to the vesting of a stock award, that award will be forfeited unless the terms of the award, as approved by the Administrator at the time of grant, provide for accelerated vesting or provide for continued vesting for retirees.

Cash Incentive Awards

The Administrator may grant "cash incentive awards" under the Plan, which is the grant of a right to receive a payment of cash (or in the discretion of the Administrator, shares of common stock having value equivalent to the cash otherwise payable) that are contingent on achievement of performance objectives over a specified period established by the Administrator. The grant of cash incentive awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Administrator, including provisions relating to deferred payment.

Limited Transferability of Awards

The Administrator retains the authority and discretion to permit an award (other than an ISO) to be transferable as long as such transfers are made by a participant to the participant's immediate family or trusts established solely for the benefit of one or more members of the participant's immediate family. Awards may otherwise not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by the beneficiary designation, will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant.

Tax Withholding

The Administrator may require payment, or withhold payments made by the Plan, to satisfy applicable withholding tax requirements.

Change in Control

Unless otherwise determined by the Administrator and set forth in the applicable award agreement, in the event of certain transactions described in the Plan constituting a change in control or the sale of substantially all of the assets of the Company for which a participant is performing services, all awards will fully vest immediately prior to the closing of the transaction. The foregoing shall not apply where such awards are assumed, converted or replaced in full by the successor corporation or a parent or subsidiary of the successor; provided, however, that in the event of a change of control in which one or more of the successor or a parent or subsidiary of the successor has issued publicly traded equity securities, the assumption, conversion, replacement or continuation shall be made by an entity with publicly traded securities and shall provide that the holders of such assumed, converted, replaced or continued stock options and SARs shall be able to acquire such publicly traded securities.

In the event of the dissolution or liquidation of the Company, the Administrator in its sole discretion may provide for an option or SAR to be fully vested and exercisable until ten days prior to such transaction, or such shorter reasonable period of time as the Administrator may establish in its discretion. In addition, the Administrator may provide that any restrictions on any award shall lapse prior to the transaction, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed transaction.

Termination and Amendment of the Plan

The Board may amend, suspend or terminate the Plan or the Administrator's authority to grant awards under the Plan without the consent of stockholders or participants; provided, however, that any amendment to the Plan will be submitted to the Company's stockholders for approval if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the shares may then be listed or quoted and the Board may otherwise, in its sole discretion, determine to submit other amendments to the Plan to stockholders for approval. Except in the event of certain changes in the capitalization of the Company, the total number of shares authorized and available for issuance under the Plan may not be increased by the Company without stockholder approval. Any such amendment, suspension, or termination may not materially and adversely affect the rights of a participant under any award previously granted without such participant's consent.

It is the intention of the Company that, to the extent that any provisions of the Plan or any awards granted under the Plan are subject to Section 409A of the Code (relating to nonqualified deferred compensation), the Plan and the awards comply with requirements of Section 409A of the Code. Further, it is the intention of the Company that the Plan and awards granted under it that are subject to Section 409A of the Code will be interpreted and administered in good faith in accordance with such requirements and that the Administrator will have the authority to amend any outstanding awards to conform to the requirements of Section 409A.

Term of Plan

Unless earlier terminated by the Board, the Plan will terminate on March 11, 2019, ten years after its initial approval by the stockholders of the Company at the 2009 Annual Meeting.

U.S. Federal Income Tax Consequences

Stock options. There will be no federal income tax consequences to a participant or the Company upon the grant of either an ISO or an NSO under the Plan. Upon exercise of an NSO, the option holder generally will recognize ordinary income in an amount equal to: (i) the fair market value, on the date of exercise, of the acquired shares, less (ii) the exercise price of the NSO. Provided the Company satisfies applicable reporting requirements, it will be entitled to a tax deduction in the same amount.

Upon the exercise of an ISO, an option holder generally recognizes no immediate ordinary taxable income. Provided that certain holding periods are met, income recognition is deferred until the option holder sells the shares. If the ISO is exercised no later than three months after the termination of the option holder's employment, and the option holder does not dispose of the shares so acquired within two years from the date the ISO was granted and within one year after the exercise of the ISO, the gain on the sale will be treated as long-term capital gain. Certain of these employment requirements are liberalized in the event of an option holder's death or disability while employed by the Company.

Generally, the Company will not be entitled to any tax deduction for the grant or exercise of an ISO. If, however, the shares are not held for the full term of the holding period outlined above, the gain on the sale of such shares, being the lesser of: (i) the fair market value of the shares on the date of exercise minus the option price, or (ii) the amount realized on disposition minus the exercise price, will be taxed to the participant as ordinary income, and provided the Company satisfies applicable reporting requirements, the Company will be entitled to a deduction in the same amount. The excess of the fair market value of the shares acquired upon exercise of an ISO over the exercise price therefor constitutes a tax preference item for purposes of computing the "alternative minimum tax" under the Code.

SARs. There will be no federal income tax consequences to either a participant or the Company upon the grant of a SAR. However, the participant generally will recognize ordinary income upon the exercise of a SAR in an amount equal to the aggregate amount of cash and the fair market value of the shares received upon exercise. Provided the Company satisfies applicable reporting requirements, the Company will be entitled to a deduction equal to the amount included in the participant's income.

RSUs & Restricted Stock. Except as otherwise provided below, there will be no federal income tax consequences to either a participant or the Company upon the grant of restricted stock or an RSU. When an RSU is settled, the participant will recognize ordinary income in an amount equal to the fair market value of the shares received or, if the RSU is paid in cash, the amount payable. With respect to restricted stock, the participant will recognize ordinary income in an amount equal to the excess, if any that the participant paid for the shares over the fair market value of the shares on the earlier of (i) the date of vesting; and (ii) the date the shares become transferable. Subject to Section 162(m) of the Code, and the Company satisfies applicable reporting requirements, the Company will be entitled to a corresponding deduction. Notwithstanding the above, a recipient of a restricted stock grant may make an election under Section 83(b) of the Code, within thirty days after the date of the grant, to recognize ordinary income as of the date of grant and the Company will be entitled to a corresponding deduction at that time.

Performance Awards. There will be no federal income tax consequences to a participant or the Company upon the grant of qualifying performance-based compensation awards. Participants will generally recognize taxable income upon the payment of an award, and subject to Section 162(m) of the Code, the Company generally will be entitled to a deduction equal to the amount includible in the participant's income.

Golden Parachute Payments. Awards that are granted, accelerated or enhanced upon the occurrence of, or in anticipation of, a change in control may give rise, in whole or in part, to "excess parachute payments" under Section 280G and Section 4999 of the Code. Under these provisions, the participant would be subject to a 20% excise tax on, and the Company would be denied a deduction with respect to, any "excess parachute payments."

As part of certain change of control agreements with us, we offer our officers gross ups related to this excise tax under Section 4999 of the Code. For more information, see "Compensation Discussion and Analysis" and "Termination and Change of Control Table" below.

Section 162(m) of the Code. Section 162(m) of the Code ("Section 162(m)") generally provides that publicly held companies may not deduct compensation paid to certain of its top executive officers to the extent such compensation exceeds $1 million per officer in any year. However, pursuant to regulations issued by the Treasury Department, certain limited exceptions to Section 162(m) apply with respect to "performance-based compensation," that complies with conditions imposed by Section 162(m) rules and the material terms of such compensation are disclosed to and approved by stockholders (e.g., see "—Qualifying Performance-Based Compensation" above). Stock options, SARs and performance awards granted under the Plan and described above are intended to constitute qualified performance-based compensation eligible for such exceptions. Because of the fact-based nature of the performance-based compensation exception under Section 162(m) and the limited availability of guidance thereunder, Agilent cannot guarantee that the award under the Plan will qualify for exemption under Section 162(m). The Administrator will, in general, seek to qualify compensation paid to the Company's executive officers for deductibility under Section 162(m), although the Administrator believes it is appropriate to retain the flexibility to authorize payments of compensation that may not qualify for deductibility if, in the Administrator's judgment, it is in the Company's best interest to do so.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of October 31, 2013. All outstanding awards relate to our common stock.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)(2)(3)	13,155,214	$32	50,231,877
Equity compensation plans not approved by security holders	–	–	–
Total	13,155,214	$32	50,231,877

(1) The number of securities remaining available for future issuance in column (c) includes 37,709,692 shares of common stock authorized and available for issuance under the Agilent Technologies, Inc. Employee Stock Purchase Plan ("423(b) Plan"). The number of shares authorized for issuance under the 423(b) Plan is subject to an automatic annual increase of the lesser of one percent of the outstanding common stock of Agilent or an amount determined by the Compensation Committee of our Board of Directors. Under the terms of the 423(b) Plan, in no event shall the aggregate number of shares issued under the Plan exceed 75 million shares. The number of securities to be issued upon exercise of outstanding options, warrants and rights in column (a) does not include shares of common stock issued to participants in consideration of the aggregate participant contributions under the 423(b) Plan totaling $23 million as of October 31, 2013.

(2) We issue securities under our equity compensation plans in forms other than options, warrants or rights. On November 19, 2008 and March 11, 2009, the Board and the stockholders, respectively, approved the Agilent Technologies, Inc. 2009 Stock Plan ("2009 Plan") to replace the company's 1999 Plan and 1999 Non-Employee Director Stock Plan for awards of stock-based incentive compensation to our employees (including officers), directors and consultants. The 2009 Plan provides for the grant of awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units with performance-based conditions to vesting or exercisability, and cash awards. The 2009 Plan has a term of ten years.

(3) We issue securities under our equity compensation plans in forms which do not require a payment by the recipient to us at the time of exercise or vesting, including restricted stock, restricted stock units and performance units. Accordingly, the weighted-average exercise price in column (b) does not take these awards into account.

For additional information about the 2009 Stock Plan, we encourage you to review the entire text of the plan, a copy of which was filed as part of the Company's Proxy Statement filed with the Securities and Exchange Commission on January 27, 2009.

Agilent's Board recommends a vote FOR the reapproval of the material terms of the performance goals and related provisions under the 2009 Stock Plan for purposes of Section 162(m) of the Internal Revenue Code.

COMMON STOCK OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of December 31, 2013, concerning each person or group known by Agilent, based on filings pursuant to Section 13(d) or (g) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to own beneficially more than 5% of the outstanding shares of our Common Stock

Name and Address of Beneficial Owner	Amount and Nature	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	25,383,216 (1)	7.6%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	20,141,678 (2)	5.7%

(1) Based solely on information contained in a Schedule 13G/A filed with the SEC on January 28, 2014 by BlackRock, Inc. The Schedule 13G/A indicates that BlackRock, Inc. has sole voting power with respect to 20,772,768 shares and sole dispositive power with respect to 25,383,216 shares.

(2) Based solely on information contained in a. Based solely on information contained in a Schedule 13G filed with the SEC on February 13, 2013 by T. Rowe Price Associates, Inc. The Schedule 13G indicates that T. Rowe Price Associates, Inc. has sole voting power with respect to 5,075,293 shares and sole dispositive power with respect to 20,141,678 shares.

The following table sets forth information, as of December 31, 2013, concerning:

- the beneficial ownership of Agilent's common stock by each director and each of the named executive officers included in the Summary Compensation Table herein; and
- the beneficial ownership of Agilent's common stock by all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire as of March 1, 2014, 60 days after December 31, 2013, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

Name of Beneficial Owner	Number of Shares of Common Stock	Number of Shares Subject to Exercisable Options (1)	Total Number of Shares Beneficially Owned (2)	Director Deferred Stock (3)	Total Shares Beneficially Owned Plus Underlying Units
William P. Sullivan	243,244	957,485	1,200,729	0	1,200,729
Paul N. Clark	764	27,746 (4)	28,510	51,441	79,951
James G. Cullen	13,590 (5)	29,993	43,583	51,197	94,780
Heidi Fields	14,703	38,489	53,192	36,837	90,029
Robert J. Herbold	33,259 (6)	35,025	68,284	0	68,284
Didier Hirsch	4,236 (7)	181,654	185,890	0	185,890
Koh Boon Hwee	38,422	29,993	68,415	8,853	77,269
Lars Holmkvist (8)	0	0	0	0	0
David M. Lawrence, M.D.	3,858 (9)	38,489	42,347	37,599	79,946
Michael R. McMullen	76,213	298,513	374,726	0	374,726
Ronald S. Nersesian	48,935	0	48,935	0	48,935
A. Barry Rand	11,198	38,489	49,687	37,018	86,705
Nicolas Roelofs (10)	71,876	0	71,876	0	71,876
Tadataka Yamada, M.D.	8,175	0	8,175	6,425	14,600
All directors and executive officers as a group (18) persons (11)	620,146	2,186,376	2,806,522	229,370	3,035,892

(1) "Exercisable Options" means options that may be exercised as of March 1, 2014.

(2) Individual directors and executive officers as well as all directors and executive officers as a group beneficially own less than 1% of the 333,053,113 shares of Common Stock outstanding, as of December 31, 2013.

(3) Represents the number of deferred shares or share equivalents held by Fidelity Management Trust Company under the Deferred Compensation Plan for Non-Employee Directors as to which voting or investment power exists.

(4) Consists of vested options gifted to Mr. Clark's Family LLC.

(5) Includes 3,000 shares held by Mr. Cullen's Family Limited Partnership.

(6) Includes 28,259 shares held by Mr. Herbold's Revocable Trust

(7) Includes 100 shares held by Mr. Hirsch's spouse

(8) Mr. Holmkvist served as our Senior Vice President, Agilent and President, Life Sciences and Diagnostics Group until he resigned from the Company on December 12, 2013.

(9) Includes 2,336 shares of held for the benefit of Dr. Lawrence's children in the Lawrence 2000 Irrevocable Trust of which Dr. Lawrence and his spouse are the trustees.

(10) Mr. Roelofs served as our Senior Vice President, Agilent and President, Life Sciences Group until September 18, 2013. Mr. Roelofs remained an employee of Agilent through October 31, 2013.

(11) Includes 123,549 direct and indirect shares, and 510,500 exercisable options for a total of 634,049 shares held by executive officers not separately listed in this table. Includes holdings of Dr. Lawrence who will not stand for re-election as a director at the Annual Meeting. Excludes holdings of (a) Mr. Roelofs, our former Senior Vice President, Agilent and President Life Sciences Group, whose employment with the company terminated on October 31, 2013 and (b) Lars Holmkvist, our former Senior Vice President, Agilent and President Life Sciences and Diagnostics Group until he resigned from the Company on December 12, 2013.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires Agilent's directors, executive officers and holders of more than 10% of Agilent common stock to file reports with the SEC regarding their ownership and changes in ownership of Agilent stock. Agilent believes that during the 2013 fiscal year, its executive officers, directors and holders of 10% or more of our common stock complied with all Section 16(a) filing requirements with the following exceptions:

- A Form 4 was filed with the SEC on April 1, 2013 reporting a transaction by Michael McMullen which occurred on March 27, 2013.
- An amended Form 4 was filed with the SEC on December 10, 2013 reporting a transaction by Michael McMullen which occurred on September 19, 2013 and was not included in the original Form 4 filed with the SEC on September 23, 2013.
- A Form 4 was filed with the SEC on April 1, 2013 reporting a transaction by Ronald Nersesian which occurred on March 27, 2013.
- A Form 4 was filed with the SEC on April 1, 2013 reporting a transaction by Nicolas Roelofs which occurred on March 27, 2013.

In making these statements, Agilent has relied upon examination of copies of Forms 3, 4 and 5 provided to Agilent and the written representations of its directors and officers.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Directors who are employed by Agilent do not receive any compensation for their Board services. As a result, Mr. Sullivan, an employee of Agilent, received no additional compensation for his Board services. The general policy of the Board is that compensation for non-employee directors should be a mix of cash and equity-based compensation that is competitive with the compensation paid to non-employee directors within Agilent's peer group. The non-employee director's compensation plan year begins on March 1 of each year (the "Plan Year").

The table below sets forth the annual retainer, equity grants and committee premiums for the non-employee directors and the Non-Executive Chairman for the 2013 Plan Year:

Summary of Non-Employee Director Annual Compensation for the 2013 Plan Year

	Cash Retainer (1)	Equity Grant (2)	Committee Chair Premium (3)	Audit Committee Member Premium (4)
Non-employee director	$90,000	$180,000 in value of a stock grant	$15,000	$10,000
Non-Executive Chairman	$245,000	$180,000 in value of a stock grant	Not eligible	$10,000

(1) Each non-employee director may elect to defer all or part of the cash compensation to the 2005 Deferred Compensation Plan for Non-Employee Directors. Any deferred cash compensation is converted into shares of Agilent common stock.

(2) The stock will be granted on the later of (i) March 1 or (ii) the first trading day after each Annual Meeting of Stockholders. The number of shares underlying the stock grant is determined by dividing $180,000 by the average fair market value of Agilent's common stock over 20 consecutive trading days up to and including the day prior to the grant date. The stock grant vests immediately upon grant. Voluntary deferral is available as an option for the non-employee directors.

(3) Non-employee directors (excluding the Non-Executive Chairman) who serve as the chairperson of a Board committee receive a "committee chair premium" of $15,000 in cash, paid at the beginning of each Plan Year.

(4) Non-employee directors (including the Non-Executive Chairman) who serve as a member of the Audit and Finance Committee receive an additional $10,000 in cash, paid at the beginning of each Plan Year.

A non-employee director who joins the Board of Directors after the start of the Plan Year will have his or her cash retainer, equity grant and committee chair premium pro-rated based upon the remaining days in the Plan Year that the director will serve.

In September 2013, the Compensation Committee and the Board, based on the recommendation of the Compensation Committee's independent compensation consultant, F.W. Cook, concluded that the current non-employee director compensation is competitive with Agilent's peer group and would remain unchanged for the 2014 Plan Year.

Non-Employee Director Compensation for Fiscal Year 2013

The table below sets forth information regarding the compensation earned by each of Agilent's non-employee directors during the fiscal year ended October 31, 2013:

Non-Employee Director Compensation for Fiscal Year 2013				
Name	Cash Retainer ($) [1]	Committee Fees ($) [1]	Stock Awards ($) [2][3]	Total ($)
Paul N. Clark	$ 90,000	$ 10,000 [5]	$177,013	$277,013
James G. Cullen [4]	$245,000	–	$177,013	$422,013
Heidi Fields	$ 90,000	$25,000 [5][6]	$177,013	$292,013
Robert J. Herbold	$ 90,000	$ 10,000 [5]	$177,013	$277,013
Koh Boon Hwee	$ 90,000	–	$177,013	$267,013
David M. Lawrence, M.D.	$ 90,000	$ 15,000 [7]	$177,013	$282,013
A. Barry Rand	$ 90,000	–	$177,013	$267,013
Tadataka Yamada, M.D.	$ 90,000	–	$177,013	$267,013

(1) Reflects all cash compensation earned during fiscal year 2013, whether or not any of the cash compensation was deferred into Agilent common stock pursuant to the 2005 Deferred Compensation Plan for Non-Employee Directors. The number of shares of Agilent common stock received in lieu of cash is determined by dividing the dollar value of the deferred cash amount by the twenty (20) day average fair market value for the applicable deferral date. The aggregate number of shares of Agilent common stock deferred by each non-employee director is set forth in the footnotes to the Beneficial Ownership Table included in this proxy statement.

(2) Reflects the aggregate grant date fair value for stock awards granted in fiscal year 2013 calculated in accordance with FASB ASC Topic 718. The assumptions used by the Company in calculating these amounts are included in Note 4 under the heading "Valuation Assumptions" of the Notes to the Consolidated Financial Statements in the Company's 2013 Annual Report on Form 10-K.

(3) A supplemental table following these footnotes sets forth: (i) the aggregate number of stock awards and option awards outstanding at fiscal year-end; (ii) the aggregate number of stock awards granted during fiscal year 2013; and (iii) the grant date fair market value of equity awards granted by Agilent during fiscal year 2013 to each of our non-employee directors.

(4) Mr. Cullen has served as the Non-Executive Chairman of the Board since March 1, 2005.

(5) Ms. Fields and Messrs. Clark and Herbold served as members of the Audit and Finance Committee during fiscal year 2013.

(6) Includes $15,000 paid to Ms. Fields for chairing the Audit and Finance Committee during fiscal year 2013.

(7) Dr. Lawrence served as the chair of the Compensation Committee during fiscal year 2013.

Additional Information With Respect to Director Equity Awards

The following table provides additional information on the outstanding equity awards at fiscal year-end and awards granted during fiscal year 2013 for non-employee directors.

Name	Stock Awards Outstanding at Fiscal Year-End (#) [1]	Option Awards Outstanding at Fiscal Year-End (#)	Stock Awards Granted During Fiscal Year 2013 (#)	Grant Date Fair Value of Stock Awards Granted in Fiscal Year 2013 ($) [1][2]
Paul N. Clark	–	27,746	4,250	$177,013
James G. Cullen	–	38,489	4,250	$177,013
Heidi Fields	–	38,489	4,250	$177,013
Robert J. Herbold	–	38,489	4,250	$177,013
Koh Boon Hwee	–	38,489	4,250	$177,013
David M. Lawrence, M.D.	–	38,489	4,250	$177,013
A. Barry Rand	–	38,489	4,250	$177,013
Tadataka Yamada, M.D.	–	–	4,250	$177,013

(1) Stock awards granted to non-employee directors vest immediately upon grant.

(2) Reflects the aggregate grant date fair value of stock awards granted in fiscal year 2013, calculated in accordance with FASB ASC Topic 718.

Non-Employee Director Reimbursement Practice for Fiscal Year 2013

Non-employee directors are reimbursed for travel and other out-of-pocket expenses connected to Board travel.

Non-Employee Director Stock Ownership Guidelines

In 2005, the company adopted a policy that requires each non-employee director to own Agilent shares having a value of at least three times the annual cash retainer. In May 2010, the Compensation Committee, based on the recommendation of the Committee's independent compensation consultant, F.W. Cook, amended the guidelines to increase the alignment of the non-employee directors' interest with stockholder interests by requiring each non-employee director to own Agilent shares having a value of at least six times an amount equal to $90,000 (for the 2013 Plan Year). The shares counted toward the ownership guidelines include shares owned outright and the shares of Agilent stock in the non-employee director's deferred compensation account. For recently appointed non-employee directors, these ownership levels must be attained within five years from the date of their initial election or appointment to the board of directors. As of September 2013, all of our incumbent non-employee directors had achieved the recommended ownership level except for Dr. Yamada who was appointed to the Board in January 2011 and has until January 2016 to meet the ownership requirements.

PROPOSAL 4 – NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF AGILENT'S NAMED EXECUTIVE OFFICERS

The stockholders of Agilent are entitled to cast an advisory vote at the Annual Meeting to approve the compensation of the Company's named executive officers, as disclosed in this proxy statement. The stockholder vote is an advisory vote only and is not binding on Agilent or its Board of Directors. The Company currently intends to submit the compensation of the Company's named executive officers annually, consistent with the advisory vote of the stockholders at the Company's 2011 Annual Meeting.

Although the vote is non-binding, the Compensation Committee and the Board of Directors value your opinions and will consider the outcome of the vote in establishing compensation philosophy and making future compensation decisions.

As described more fully in the "Compensation Discussion & Analysis" on pages 41 to 59 and in the Summary Compensation Table and subsequent tables on pages 59 to 72, the Company's named executive officers, as identified on page 41 are compensated in a manner consistent with our business strategy, competitive practice, sound compensation governance principles, and stockholder interests and concerns. Our compensation policies and decisions are focused on pay-for-performance.

Fiscal year 2013 was successful for Agilent despite uncertainties in the economy. Consistent with our philosophy to pay for performance, our CEO's total direct compensation for the fiscal year was aligned with our annual total shareholder return.

Agilent also has several compensation governance programs in place as described on pages 43 to 44, and 56 to manage compensation risk and align Agilent's executive compensation with long-term stockholder interests. These programs include:

- a compensation recoupment policy;
- an independent compensation committee and compensation consultant
- a hedging and insider trading policy;
- stock ownership guidelines; and
- an annual risk assessment.

We are requesting your non-binding vote to approve the compensation of the Company's named executive officers as described on pages 41 to 72, including the Summary Compensation Table and subsequent tables on pages 59 to 72 of the proxy statement.

Vote Required

The affirmative vote of a majority of the shares of Agilent common stock present or represented by proxy and voting at the annual meeting, together with the affirmative vote of a majority of the required quorum, is required for approval of this proposal. If you own shares through a bank, broker or other holder of record, you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal.

Agilent's Board recommends a vote FOR the approval of the compensation of Agilent's named executive officers for fiscal 2013.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Compensation Committee is responsible for Agilent's executive compensation program as well as the program's underlying philosophy and related policies. The "Executive Compensation" section of this Proxy Statement presents the detailed compensation arrangements for our named executive officers ("NEOs") for fiscal year 2013, which were determined by the Compensation Committee.

In this Compensation Discussion and Analysis, we first provide an *Executive Summary*. We next discuss the Compensation Committee's process for deciding the compensation of our NEOs and the role of management in such decisions. Finally, we discuss and analyze the Compensation Committee's specific decisions regarding fiscal year 2013 compensation for the NEOs and other related matters.

For the fiscal year ended October 31, 2013, our NEOs and their titles were as follows:

- William P. Sullivan, President and Chief Executive Officer ("CEO")
- Didier Hirsch, Senior Vice President, Chief Financial Officer ("CFO")
- Michael R. McMullen, Senior Vice President, Agilent, President, Chemical Analysis Group ("CAG")
- Ronald S. Nersesian, Executive Vice President, Agilent, President and Chief Executive Officer, Keysight (1)
- Lars Holmkvist, former Senior Vice President, Agilent, President, Life Sciences and Diagnostics Group ("LDG") (2)
- Nicolas H. Roelofs, former Senior Vice President, Agilent, President, Life Sciences Group ("LSG") (3)

---

(1) Mr. Nersesian was appointed as Executive Vice President, Agilent, and President and Chief Executive Officer, Keysight, effective September 18, 2013.

(2) Mr. Holmkvist came to Agilent as part of the 2012 acquisition of Dako, a cancer diagnostics company. He served as Dako's CEO from 2009 to 2012. From September 2012 to September 2013 he served as President of Agilent's Diagnostics and Genomics Group. He was promoted to Senior Vice President in September 2013. Mr. Holmkvist resigned from the company on December 12, 2013.

(3) Mr. Roelofs' last day as an executive officer was September 18, 2013 and he has entered into a Separation Agreement and General Release with Agilent. Mr. Roelofs remained an employee of Agilent through October 31, 2013.

Executive Summary

In September 2013, we announced our plan to separate into two publicly traded companies; one in the life sciences, diagnostics and applied markets that will retain the Agilent name ("New Agilent"), and the other that will be comprised of Agilent's current portfolio of electronic measurement (EM) products ("Keysight"). Mr. Sullivan and the Board felt that shareholders would be better served by splitting into two companies that could each focus on their specific markets. As a result, health care investors and electronic measurement investors will be able to more effectively value each of the respective businesses. Our executive compensation programs have remained substantially the same for several years and we do not anticipate that the compensation philosophy will change as a result of the future spin-off of Keysight. We believe our programs are effectively designed, with a focus on pay for performance. Our programs are well aligned with the interests of our shareholders and are instrumental to achieving our business strategy. In determining executive compensation for fiscal year 2013, the Compensation Committee considered the overwhelming stockholder support (94% approval of votes cast) that the "Say-on-Pay" proposal received at our March 21, 2012 annual meeting of stockholders. As a result, the Compensation Committee continued to apply the same effective principles and philosophy it has used in previous years in determining executive compensation and will continue to consider stockholder concerns and feedback in the future. Fiscal year 2013 was successful for Agilent despite uncertainties in the economy. Consistent with our philosophy to pay for performance, our CEO's total direct compensation for the fiscal year was aligned with our annual total shareholder return.

As set forth above, the primary focus of our compensation philosophy is to pay for performance. This philosophy is executed with the following compensation governance provisions:

- An annual opportunity for stockholders to cast an advisory vote on executive compensation as described in Proposal 4 on page 40;
- Stock ownership guidelines for officers and directors;
- An independent Compensation Committee;
- An independent Compensation Committee compensation consultant, F.W. Cook;
- Prohibitions on executive officers engaging in hedging transactions or pledging our securities as collateral for loans;
- A compensation recoupment or clawback policy that applies to executive officers as described further below (the "Executive Compensation Recoupment Policy"); and
- An annual review and assessment of potential compensation-related risks, conducted independently for the Committee by F.W. Cook, which for fiscal year 2013 concluded that our compensation program (including all incentive and commission arrangements at all levels) does not encourage behaviors that would create material risk for Agilent.

Compensation Philosophy

The main objectives of our executive compensation program are to pay for performance while aligning executives' interests with shareholder interests. Our pay levels are reasonable and competitive to attract and retain the best talent and structure pay to support our business objectives with appropriate rewards for short-term operating results and long-term shareholder value creation. Accordingly, we structure our executive compensation program with three basic direct elements:

Base Salary. Base salaries have historically accounted for 20% or less of total compensation for our NEOs. This element is intended to establish the minimum or base-line competitive compensation level that sits beneath the variable compensation components. The remaining 80% or more of our total compensation is performance-based as described below.

Short-Term Cash Incentives. We use financial metrics such as revenue growth, operating margin and ROIC, as well as strategic objectives, to determine our short-term cash performance incentives. The short-term incentives are used to provide a competitive element of total direct compensation and to focus the efforts of our executives on critical operating and strategic goals that are best measured within annual periods, where there is downside risk for underperforming and upside reward for success.

Long-Term Incentives. Our long-term incentives consist of a combination of (1) stock options that vest over four years and have a 10-year term and (2) performance shares that vest at the end of a three-year period based on continued employment and our relative Total Shareholder Return ("TSR") versus peer companies. The purpose of the long-term incentives is to provide a competitive element of total direct compensation, enable employment retention, facilitate executive stock ownership, and reward for multi-year shareholder value creation through the performance of our stock as measured against (1) historical prices and (2) the shareholder return of our peers.

Our target total compensation for each NEO will vary based on (i) company performance measured against external metrics that correlate to long-term stockholder value, (ii) performance of the business organizations against specific targets, and (iii) individual performance. These three factors are considered in positioning salaries, adjusting earned short-term incentives and determining long-term incentive grant values.

Compensation Governance

Although a primary element of Agilent's compensation philosophy is to pay for performance, the context for that element includes the following compensation governance policies:

- Recoupment Policy;
- Hedging and Insider Trading Policy;
- Stock Ownership Guidelines; and
- Risk Assessment.

Recoupment Policy

In July 2009, the Compensation Committee adopted an Executive Compensation Recoupment Policy that applies to all of our executive officers covered by Section 16 of the Securities Exchange Act. Under this Policy, in the event of (A) a material restatement of financial results (wherein results were incorrect at the time published due to mistake, fraud or other misconduct), or (B) fraud or misconduct by an executive officer, the Compensation Committee will, in the case of a restatement, review all short and long-term incentive compensation awards that were paid or awarded to executive officers for performance periods beginning after July 14, 2009 that occurred, in whole or in part, during the restatement period. In the case of fraud or misconduct, the Committee will consider actions to remedy the misconduct, prevent its recurrence, and impose discipline on the wrongdoers, in each case, as the Committee deems appropriate.

These actions may include without limitation, to the extent permitted by governing law, requiring reimbursement of compensation, causing the cancellation of outstanding restricted stock or deferred stock awards, stock options, and other equity incentive awards, limiting future awards or compensation, and requiring the disgorgement of profits realized from the sale of Agilent stock to the extent such profit was, in part or in whole, resulting from fraud or misconduct. The Compensation Committee will amend the policy, as necessary, to comply with the final SEC rules regarding the recoupment policies of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Hedging and Insider Trading Policy

In 2010, our insider trading policy was updated to expressly bar ownership of financial instruments or participation in investment strategies that hedge the economic risk of owning Agilent stock. We also prohibit officers and directors from pledging Agilent securities as collateral for loans. In addition, we prohibit our officers, directors and employees from purchasing or selling Agilent securities while in possession of material, non-public information, or otherwise using such information for their personal benefit. Our executives and directors are permitted to enter into trading plans that are intended to comply with the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934 so that they can prudently diversify their asset portfolios and exercise their stock options before their scheduled expiration dates.

Stock Ownership Guidelines

Our stock ownership guidelines are designed to encourage our NEOs and other executive officers to achieve and maintain a significant equity stake in Agilent and more closely align their interests with those of our stockholders. The guidelines provide that the CEO should accumulate and hold, within five years from election to his or her position, an investment level in our stock equal to a specified multiple of his or her annual base salary. The guidelines further provide that the CFO and other executive officers should accumulate and hold, within five years from appointment to their executive officer positions, an investment level in our stock equal to the lesser of either (1) a specified multiple of their annual base salary or (2) direct ownership of a certain level of shares of Agilent stock.

The investment level as a multiple of annual base salary or direct ownership guidelines is set forth below:

Level	Investment Level = Multiple of Annual Base Salary	Direct Ownership of Agilent Stock (# of Shares)
CEO	6X	N/A
CFO/COO	3X	80,000
All other executive officers	3X	40,000

An annual review is conducted to assess compliance with the guidelines. By the end of fiscal year 2013, all of our NEOs had either met or were on track to reach their stock ownership guideline requirements within the applicable timeframe.

Risk Assessment

F.W. Cook conducts an annual review of Agilent's compensation related risks. The risk assessment conducted during fiscal year 2013 confirmed that Agilent's executive compensation program is well designed to encourage behaviors aligned with the long-term interests of shareholders. F.W. Cook also found an appropriate balance in fixed versus variable pay, cash and equity, corporate, business unit, and individual goals, financial and non-financial performance measures, and formulas and discretion. Finally, it was determined that there are appropriate policies in place to mitigate compensation-related risk, including stock ownership guidelines, insider-trading prohibitions, the Executive Compensation Recoupment Policy, and independent Compensation Committee oversight.

Peer Groups

NEO Compensation Peer Group

At the beginning of each fiscal year, the Compensation Committee meets with F.W. Cook, the Compensation Committee's current independent compensation consultant, to review and approve the peer group companies that satisfy our selection criteria. F.W. Cook has been the Compensation Committee's consultant for a number of years and is considered one of the premier independent compensation consulting firms in the country. The peer group for fiscal year 2012 consisted of 46 technology and life sciences companies with annual revenues between $3 billion and $15 billion. In 2012, with the help of F.W. Cook, the Compensation Committee decided to change the selection criteria for the peer group for fiscal year 2013 to provide greater focus on our product, capital market, and labor competitors. The peer group for fiscal year 2013, as noted below, consists of 29 product, capital market and labor market competitors with revenues between $1.8 billion and $18 billion or between 0.25x and 2.5x times Agilent's projected revenue of about $7 billion for fiscal year 2013. The range of annual revenues for peer group members was determined so that Agilent's size measured in annual revenue would be at the median of the peer group. The 29 companies are all in the S&P 500 Information Technology, Health Care and Industrials Sectors. A comparison between the old and new comparator groups showed an insignificant statistical impact on compensation levels between the two groups. This peer group data is used to set each NEO's compensation. For the CEO, COO, CFO and business unit presidents' positions, F.W. Cook used the compensation information reported in the public filings of our peer group companies to make our comparisons and adjusted the data to reflect the age of the reported information.

Bard (C.R.) *	Harris Corporation	PerkinElmer *	Stryker *
Baxter International Inc.	JDS Uniphase *	Precision Castparts *	Textron *
Becton Dickinson	Juniper Networks, Inc.	Qualcomm, Inc.	Thermo Fischer Scientific, Inc.
Boston Scientific Corporation	L-3 Communications *	Rockwell Automation	Tyco International *
Carefusion	Life Technologies Corporation	Rockwell Collins Inc.	Varian Medical Systems *
Cooper Industries *	Medtronic	Roper Industries *	Waters *
Covidien PLC	Motorola Solutions *	St Jude Medical Inc.	Zimmer Holdings, Inc.
Danaher *			

* New peer group companies were added in fiscal year 2013 because they satisfied the above peer group selection criteria.

Note: The following companies did not satisfy our selection criteria and were removed from the peer group in fiscal year 2013 as each was either no longer in the technology, life sciences or industrial industries; not product, capital market and labor competitors or did not have projected revenues between $1.8 billion and $18 billion for fiscal year 2013; Adobe Systems, Advanced Micro Devices, Amgen, Applied Materials, Automatic Data Processing, Biogen, Broadcom, CA, Celgene, eBay, Electronic Arts, Fidelity National, Fiserv, Forest Laboratories, Gilead Sciences, Jabil Circuit, Lexmark, Micron Technology, NetApp, NVIDIA, Pitney Bowes, Quest Diagnostics, SAIC, SanDisk, Symantec, Texas Instruments, Visa, Watson Pharmaceuticals, Western Digital and Yahoo.

TSR Peer Group for the Long-Term Performance Program

The Compensation Committee believes that an expanded peer group is more appropriate for determining TSR under the Company's Long-Term Performance ("LTP") Program, as an expanded peer group provides a broader index for comparison and better alignment with shareholder investment choices. Therefore, the Compensation Committee uses the companies in the S&P 500 Information Technology, Health Care and Industrials Sectors Indexes (approximately 182 companies) for determining TSR under the LTP Program. The S&P 500 constituent list is maintained by the S&P Index Committee, which is available at www.standardandpoors.com/indices/main/en/us. Any change in the expanded peer group is due to Standard & Poor's criteria for inclusion in the index.

Process and the Role of Management

For fiscal year 2013, the Compensation Committee retained F.W. Cook as its compensation consultant. F.W. Cook performs no other work for Agilent, does not trade Agilent stock; has an Independence Policy that is reviewed annually by F.W. Cook's Board of Directors; and proactively notifies the Compensation Committee chair of any potential or perceived conflicts of interest. The Compensation Committee found no conflict of interest with F.W. Cook during fiscal year 2013.

To determine total compensation for the upcoming fiscal year, the Compensation Committee considers 1) the performance of each individual executive for the last fiscal year, 2) the most recent peer group data from F.W. Cook, and 3) our business and strategic goals for the coming fiscal year. F.W. Cook presents and analyzes market data, for benchmarking each individual position, and provides insight to market practices for the Compensation Committee's actions, but it does not make any specific compensation recommendations on the individual NEOs. The Compensation Committee determines the form and amount of compensation for all executive officers after considering the market data and company, business unit and individual performance. For fiscal year 2013, F.W. Cook advised the Compensation Committee on a wide spectrum of compensation matters, including but not limited to:

- Criteria used to identify peer companies for executive compensation and performance metrics;
- Evaluation of our total direct compensation levels and mix for the NEOs and four other senior officers;
- Mix of long-term incentives, grant types and allocation of stock options and full value shares; and
- Reviewing various other proposals presented to the Compensation Committee by management.

The Compensation Committee also reviews detailed tally sheets for the CEO and other NEOs. Tally sheets used for 2013 included all elements of executive compensation listed in the section under "Fiscal Year 2013 Compensation", including potential compensation to our NEOs in the event of a change of control.

The Compensation Committee, which is composed solely of independent members of the Board, operates under a Board-approved charter that spells out the Committee's major duties and responsibilities. This charter is available on Agilent's website at http://www.investor.agilent.com/phoenix.zhtml?c=103274&p=irol-govhighlights.

The CEO and the Senior Vice President, Human Resources consider the responsibilities, performance and capabilities of each of the Company's executive officers, including the NEOs, other than the CEO, and what compensation package they believe will incent each to achieve the targeted results for Agilent. The Senior Vice President, Human Resources does not provide input on setting her own compensation. A comprehensive analysis is conducted using a combination of the market data based on our peer group and the survey data mentioned above, performance against targets, and overall performance assessment. This data and analysis is used as the primary consideration to determine if an increase in compensation is warranted and the amount and type of any increase for each of the total compensation components for the then-current fiscal year. After consulting with the Senior Vice President, Human Resources, the CEO makes compensation recommendations, other than for his own compensation, to the Compensation Committee at the first Compensation Committee meeting of the fiscal year. The Compensation Committee does not assign specific weights to individual items, but rather exercises its business judgment to set the compensation of the Company's executive officers, including the NEOs.

CEO Compensation

The Compensation Committee establishes the CEO's compensation based on a thorough review of the CEO's performance that includes: (i) an objective assessment against agreed-to metrics set by the Compensation Committee; (ii) tally sheets, (iii) market data from F.W. Cook, (iv) a self-evaluation by the CEO that the Compensation Committee discusses with the independent directors; and (v) a qualitative evaluation of the CEO's performance that is developed by the independent directors, including each member of the Compensation Committee, in executive session. The CEO's total direct compensation package is reviewed annually by the Compensation Committee, which then presents its recommendation to the other independent directors for review and comment. The Compensation Committee then makes the final determinations on compensation for the CEO.

Fiscal Year 2013 Compensation

For compensation paid to the NEOs in fiscal year 2013, we targeted a range between the 25th to the 75th percentile of our peer group because the Compensation Committee believes that the Company fits within this range on the basis of projected revenues of $7.3 billion (as projected at the beginning of fiscal year 2013), market capitalization and number of employees, as shown below. The Compensation Committee also chose this range in order to attract, retain and motivate our executives as well as to provide rewards for job performance, skill set, prior experience, time in the position and/or with Agilent, and superior achievement in current business conditions. Our compensation targets for the NEOs (and actual compensation delivered) are in line with our total shareholder return relative to our peer group for fiscal year 2013 and for the last three completed fiscal years.

The following illustrates that Agilent is approximately between the 50th and 75th percentile of the peer group based on revenue, market capitalization, number of employees, and 1-Year total shareholder return:

	Revenues as of each company's most recent fiscal year end on 9/30/2012* (in millions) ($)	Market Capitalization on 9/30/2012 (in millions) ($)	Number of Employees as of 10/31/2012 (#)	3-Year TSR end on 10/31/2013	1-Year TSR end on 10/31/2013
25th Percentile	$3,776	$7,352	9,869	41.9%	23.3%
Median	$6,000	$10,748	21,750	59.8%	39.1%
75th Percentile	$11,574	$21,505	34,475	85.0%	42.8%
Agilent Technologies, Inc.	**$6,626**	**$13,419**	**20,500**	**48.5%**	**42.5%**
Agilent Technologies, Inc. Percentile Rank				**28th**	**69th**

* Agilent's actual Revenue for FY13 (ending 10/31/13) was $6.8B.

Our NEOs' target total compensation for fiscal year 2013 varied from 95% to 112% of the 50th percentile of the peer group for each position. Actual earned variable compensation relative to target depends on the performance as discussed below.

Our executives' total compensation packages reflect Agilent's philosophy of aligning pay with performance and rewarding top talent. Accordingly, long-term incentive awards, which for fiscal year 2013 consisted primarily of stock options and performance-based stock awards, represent the largest element of pay for senior executives in order to encourage creation of lasting value for our stockholders by directly tying executive compensation to our success and our stockholders' interests.

For fiscal year 2013, approximately 78% of our CEO's and 60% of our NEOs' total direct compensation consisted of long-term incentives and is "at-risk"— which means that this component varies year to year depending on Agilent's stock price and relative total shareholder return (TSR) versus our peers.



CEO Pay-for-Performance Alignment

The following table illustrates the pay-for-performance alignment for Mr. Sullivan by tracking his total direct compensation (TDC) (comprised of base salary, annual cash bonus and long-term incentives (LTI) as reported in the Summary Compensation Table) in each of the last 5 fiscal years against the changes to Agilent's indexed TSR over the same period. The numbers shown as the indexed TSR for each year are based on the dollar amount a stockholder would have held at the end of the indicated fiscal year assuming the stockholder invested $100 in Agilent common stock on October 31, 2008.



Base Salary

Our salaries reflect the responsibilities of each NEO, the competitive market for comparable professionals in our industry, and are set to create an incentive for executives to remain with Agilent. Base salaries and benefits packages are the fixed components of our NEOs' compensation and do not vary with company performance. NEOs' base salaries are set by considering benchmark market data as well as the performance of each NEO.

Our NEOs' base salaries for fiscal year 2013 varied from 89% to 102% of the 50th percentile of the peer group for each position. This does not include Mr. Holmkvist, who became an NEO in September 2013 and is no longer with the company. In November 2012, the Committee increased the base salaries for Mr. William Sullivan, from $990,000 to $1,050,000; Mr. Didier Hirsch, from $575,000 to $600,000; and Mr. Ronald Nersesian, from $650,000 to $750,000, to compensate each one appropriately against their respective peers.

Short-Term Cash Incentives

The Performance-Based Compensation Plan applies to our NEOs and provides the opportunity for cash awards every six months linked to specific annual financial goals and strategic goals for the overall company and the four major lines of business, EMG, CAG, LSG and DGG. Annual cash incentives are paid to reward achievement of critical shorter-term operating, financial and strategic measures and goals that are expected to contribute to shareholder value creation over time. Financial goals for each six-month period are pre-established by the Compensation Committee at the beginning of the period, based on recommendations from management and approval by the Compensation Committee. The financial goals are based on Agilent's fiscal year 2013 financial plan established by the Board of Directors. After the Compensation Committee certifies the calculations

of performance against the goals for each period, payouts, if any, are made in cash. Metrics and goals cannot be changed after they have been approved by the Compensation Committee. The Performance-Based Compensation Plan reflects our pay-for-performance philosophy and directly ties short-term incentives to short-term business performance. Our NEOs' target bonus amounts for fiscal year 2013 varied from 98% to 120% of the 50th percentile of the peer group for each position. This does not include Mr. Holmkvist, who became an NEO in September 2013 and is no longer with the company.

For fiscal year 2013, the awards under the Performance-Based Compensation Plan were calculated by multiplying the individual's base salary for the performance period by the individual's target award percentage and the performance, determined as follows:*

<table>
<tr><td>H1
Financial</td><td rowspan="2">Annual
Salary / 2</td><td rowspan="2">X</td><td rowspan="2">Individual Target
Bonus
(varies by individual)</td><td rowspan="2">X</td><td rowspan="2">Financial Portion
Target Bonus
(75%)</td><td rowspan="2">X</td><td rowspan="2">Attainment %
(based on actual
individual performance)</td></tr>
<tr><td>H2
Financial</td></tr>
<tr><td>FY
Strategic</td><td>Annual
Salary</td><td>X</td><td>Individual Target
Bonus
(varies by individual)</td><td>X</td><td>Strategic Portion
Target Bonus
(25%)</td><td>X</td><td>Attainment %
(based on actual
individual performance)</td></tr>
</table>

* For fiscal year 2013, the target award for Mr. Holmkvist was calculated based on full year performance and not by fiscal year half. For fiscal year 2013, Mr. Hirsch was not assigned to any strategic objectives.

Financial Target Metrics

The Performance-Based Compensation Plan financial target metrics were based on (1) Agilent's ROIC and Agilent's revenue goals for Mr. Sullivan, Mr. Hirsch and Mr. Nersesian and (2) the respective business unit's ROIC and revenue goals for Mr. McMullen and Mr. Roelofs. In addition, 30% of Mr. McMullen's and Mr. Roelofs' target bonus for the first half and second half of fiscal year 2013 was also subject to metrics and targets of the combined Chemical Analysis and Life Sciences groups ("CAG/LSG") so as to facilitate co-operation between CAG and LSG. Mr. Holmkvist's financial target metrics were based on Dako operating profit and revenue goals.

The Compensation Committee chose those metrics because:

- Revenue places focus on our continued growth; and
- ROIC measures how efficiently and effectively management deploys capital.
- Operating Profit measures the profit earned from normal core business operations but does not include profit earned from interest and taxes.

We believe that sustained ROIC levels greater than our cost of capital create wealth for our stockholders.

ROIC is a non-GAAP measure and defined as income (loss) from operations less other (income) expense and taxes, divided by the average of the three most recent quarter-end balances of assets less net current liabilities.

Operating Profit (segment level) is a non-GAAP measure defined as revenue less the sum total of cost of products and services, research and development expense and selling, general and administrative expenses.

To determine earned awards, we use payout matrices that link the metrics and reflect threshold-to-maximum opportunities based on various achievement levels of the metrics. No awards are paid unless the ROIC or Operating Profit Percentage threshold is achieved. The maximum award under the plan is capped at 200% of the target award. The target metrics set for our short-term incentives and their corresponding results were as follows:

First Half FY13

	ROIC					Revenue			
	Threshold (% or Mil)	Target (% or Mil)	Max (% or Mil)	Results (% or Mil)	Achievement	Target (Mil)	Max (Mil)	Results (Mil)	Achievement
Agilent	9%	18%	24%	16%	Below Target	$3,609	$3,970	$3,412	Below Target
CAG/LSG	9%	19%	25%	19%	Above Target	$1,631	$1,795	$1,631	At Target
CAG*	11%	22%	29%	22%	At Target	$1,112	$1,223	$1,108	At Target
LSG	9%	18%	26%	19%	Above Target	$806	$887	$806	At Target
DAKO**	$25	$50	$75	$59	Above Target	$373	$410	$381	Above Target

Second Half FY13

	ROIC					Revenue			
	Threshold	Target	Max	Results	Achievement	Target (Mil)	Max (Mil)	Results (Mil)	Achievement
Agilent	9%	19%	25%	16%	Below Target	$3,700	$4,071	$3,370	Below Target
CAG/LSG	10%	21%	28%	22%	Above Target	$1,680	$1,848	$1,657	Below Target
CAG*	11%	22%	29%	24%	Above Target	$1,134	$1,247	$1,127	Below Target
LSG	11%	22%	31%	24%	Above Target	$839	$923	$829	Below Target

Note: There are no thresholds for Revenue metrics.

* CAG targets and results are based on CAG Divisions plus all CAG/LSG Consumables plus all CAG/LSG Services.

** For fiscal year 2013, Dako's financial metrics consisted of Dako Operating Profit and Dako Revenue. The goals were measured for the full fiscal year and not by fiscal half.

Strategic Component

For fiscal year 2013, under the Performance-Based Compensation Plan we continued to utilize annual strategic goals to align each NEO's specific business group objectives (for those NEOs with specific business groups) with the company's overall business objectives. These goals tie each NEO's achievement to their specific business objectives. Each NEO had strategic objectives for fiscal year 2013, with the exception of Mr. Hirsch. The strategic component is established within the time prescribed by Section 162(m) of the Internal Revenue Code and is determined on an annual basis. The strategic component accounts for 25% of the total target bonus for each NEO. The maximum payout per NEO for satisfaction of the strategic component is the lesser of (1) up to 200% of strategic objective performance results or (2) 0.5% of non-GAAP pre-tax earnings.

Non-GAAP pre-tax earnings is defined as earnings before income taxes that exclude primarily the impact of integration costs, acquisition fair value adjustments, restructuring and asset impairment charges, business acquisition and separation costs, non-cash intangibles amortization as well as gains and losses from the sale of investments and disposals of businesses.

The Compensation Committee has full authority to exercise negative discretion and to consider subjective performance against individual strategic objectives. The strategic objectives set for our short-term incentives were as follows:

	FY13 Strategic Objectives							
Name	Organic Growth	Emerging Markets Growth	Gross Margins	DGG Revenue	Market Release of Key Products	Operating Profit Growth	Market Share Gains	Operational Efficiency
William P. Sullivan	X	X	X	X				
Didier Hirsch								
Lars Holmkvist					X			
Michael R. McMullen	X	X	X			X		
Ronald S. Nersesian	X	X	X	X				
Nicolas Roelofs	X	X	X			X	X	X

Our Compensation Committee set the monetary value of the fiscal year 2013 short-term incentive targets based on a percent of base salary for each NEO. The Compensation Committee also considered the relative responsibility of each NEO. Each NEO's short-term incentive target for fiscal year 2013 was set between 70% and 150% of base salary (depending on his position), as follows:

Fiscal Year 2013 Short-Term Incentive Payout Table*

	Expressed as a % of base salary							
	First Half FY13		Second Half FY13		Annual FY13 Strategic Objectives		Total Target Short-Term Incentives for FY13	
Name	Target Award	Actual Award	Target Award	Actual Award	Target Award	Actual Award	Target Award	Actual Award
William P. Sullivan	56%	46%	56%	43%	38%	27%	150%	117%
Didier Hirsch	40%	33%	40%	31%	–	–	80%	64%
Lars Holmkvist**	53%	66%	–	–	18%	17%	70%	83%
Michael R. McMullen	30%	30%	30%	33%	20%	17%	80%	81%
Ronald S. Nersesian	38%	31%	38%	29%	25%	18%	100%	78%
Nicolas Roelofs	30%	32%	30%	33%	20%	17%	80%	82%

* Financial performance is measured and paid out each fiscal half; performance against strategic objectives is measured and paid out annually.

** Mr. Holmkvist's financial metrics were based on the full fiscal year and not by fiscal year half.

The payouts under the Performance-Based Compensation Plan for fiscal year 2013 are provided in the table below and in the "Non-Equity Incentive Plan Compensation" column in the "Summary Compensation Table".

	First Half FY13		Second Half FY13		Annual FY13 Strategic Objectives		
Name	Target Incentive ($)	Actual Award ($)	Target Incentive ($)	Actual Award ($)	Target Incentive ($)	Actual Award ($)	Actual Short-Term Incentives Paid for the Fiscal Year ($)
William P. Sullivan	$590,625	$487,266	$590,625	$453,187	$393,750	$288,422	$1,228,875
Didier Hirsch	$240,000	$198,000	$240,000	$184,152	–	–	$382,152
Lars Holmkvist*	$492,759	$620,876	–	–	$164,253	$156,040	$776,916
Michael R. McMullen	$172,500	$174,596	$172,500	$191,920	$115,000	$99,188	$465,704
Ronald S. Nersesian	$281,250	$232,031	$281,250	$215,803	$187,500	$137,344	$585,178
Nicolas Roelofs	$165,000	$175,610	$165,000	$181,635	$110,000	$94,948	$452,193

* Mr. Holmkvist's financial metrics were based on the full fiscal year and not by fiscal year half.

Long-Term Incentives

For fiscal year 2013, the Compensation Committee granted long-term incentives with target values for each NEO that were between approximately the 25th and 75th percentiles of stock grant values for comparable executives at peer companies. Stock grant values were delivered as follows:

- Approximately half the value was in the form of stock options calculated using the Black-Scholes model and 20-day average closing price of our common stock prior to grant. The exercise price of the option was the closing price of our common stock on the date of grant.
- The remaining value of the long-term award is a target stock award, delivered under the LTP Program, and determined by dividing the remaining value by the Monte-Carlo valuation factor. The resulting final stock payout award may range from 0 to 200% of the originally set target and, if earned, is awarded in the form of unrestricted shares.

Targeting approximately half of the long-term incentive value in a stock option and half of the value in performance shares keeps focus on improving Agilent's stock price and Agilent's stock price performance relative to its peers.

The target value of the long-term incentive awards is determined at the beginning of the then-current fiscal year for each NEO and is partially derived from the peer group data provided by the Compensation Committee's independent compensation consultant. The target value also reflects the Compensation Committee's judgment on the relative role of each NEO's position within Agilent, as well as the performance of each NEO.

	Number & Type of Award			Total Target Value
Name	Stock Options (#) [1]	Performance Stock Units (#) [1]	Restricted Stock Units (#)	of Long Term-Incentive Awards ($)
William P. Sullivan	340,000	86,469	–	$8,500,000
Didier Hirsch	78,000	19,837	–	$1,950,000
Lars Holmkvist	—	20,345	–	$1,000,000
Michael R. McMullen	72,000	18,311	–	$1,800,000
Ronald S. Nersesian	140,000	35,605	–	$3,500,000
Nicolas Roelofs	60,000	15,259	–	$1,500,000

(1) Regular stock options and performance stock units were granted on November 21, 2012.

Mr. Holmkvist's fiscal year 2013 long-term incentive was awarded all in performance shares. Since performance shares under our LTP program vest 100% after three years and have the potential to provide our executives with share ownership, this grant was given to encourage retention and focus his interest on Agilent's stock price growth, which depends, in part, on Dako's success.

In addition to Mr. Holmkvist's annual long-term incentive grant for fiscal year 2013, he was granted a long-term cash retention performance bonus that covers both fiscal year 2013 and fiscal year 2014. The target award is approximately 41.2M Danish Kroner, which is about $7.5 million (USD). The two-year performance metrics are (1) Dako Revenue and Operating Profit and (2) Agilent Genomics Solutions Division sales through Dako channels ("GSD Sales").

To determine the earned award for Mr. Holmkvist, we will use a payout matrix that links the metrics and reflects the threshold-to-maximum opportunities based on various achievement levels of the metrics. No award will be paid unless the Revenue and Operating Profit thresholds are achieved. The maximum award is capped at 200% of the target award. In order to receive a payout,

Mr. Holmkvist must remain in his current position and perform his current responsibilities through the end of fiscal year 2014. The payout, if any, will be paid after the conclusion of fiscal year 2014. The target metrics set for this award are as follows:

FY13-FY14

			Revenue			Operating Profit		
Name	**Metric**	**% of Long-term bonus**	**Threshold (Mil)**	**Target (Mil)**	**Max (Mil)**	**Threshold (Mil)**	**Target (Mil)**	**Max (Mil)**
	Dako Revenue & OP	80%	$694	$816	$938	$52	$135	$218
Lars Holmkvist	GSD Sales	20%	$51	$60	$69	—	—	—

The Compensation Committee has established rolling three-year performance periods for determining earned awards under our LTP Program and uses relative TSR as a single metric. This metric aligns with shareholder interests as higher TSR results in higher potential returns for shareholders as well as ensuring a correlation between performance and payouts. As noted above, our short-term incentive program focuses on ROIC and Revenue and they drive internal business strategies that in turn impact our TSR.

For purposes of determining the awards, relative TSR reflects (i) the aggregate change in the 20-day average closing price of Agilent's stock versus each of the companies in Agilent's LTP Program peer group, each as measured at the beginning and end of the three-year performance period plus (ii) the value (if any) returned to shareholders in the form of dividends or similar distributions, assumed to be reinvested quarterly on a pre-tax basis.

Performance Stock Units Earned in Fiscal Year 2013

The performance shares earned in fiscal year 2013 were based on relative TSR versus all companies in the S&P 500 Information Technology, Health Care and Industrials Sectors Indexes for fiscal year 2011 through fiscal year 2013. The performance schedule determined by the Compensation Committee in fiscal year 2011 was as follows:

Performance	**Payout as a % of Target**
Below 25th Percentile Rank (threshold)	0%
25th Percentile Rank	25%
50th Percentile Rank (target)	100%
75th Percentile Rank and Above	200%

Performance shares are completely "at-risk" compensation because Agilent's performance must be at or above the 25th percentile in order for the individuals to receive a payout. The performance shares will then pay out linearly for each level of performance as illustrated below:



Percentile Performance Relative to Performance Peer Group
Agilent Relative Total Shareholder Return

Agilent's TSR performance relative to peers and the payout percentages for the LTP Program for the past 5 years are set forth in the following table:

Fiscal Year	Agilent TSR Relative Rank to Peer Group	Payout %
2011 - 2013	45.8%	87.0%
2010 - 2012	46.9%	91.0%
2009 - 2011	54.9%	120.0%
2008 - 2010	59.6%	138.0%
2007 - 2009	50.9%	104.0%

The table below sets forth the targeted number of shares for the performance period covering fiscal year 2011 through fiscal year 2013 and the shares earned at 87% of target and the cash value of the shares based on the closing price of Agilent's common stock on November 20, 2013. On November 20, 2013, the Compensation Committee certified the TSR results and approved the payout at 87% for the performance period concluded on October 31, 2013. The payout of these awards was made in November 2013.

Fiscal Year 2011 - 2013 LTP Program Payout Table

	Target Awards (Shares)	Payout at 87% (Shares)	Cash Value of Payout at 87% ($) [1]
William P. Sullivan	72,150	62,770	$3,360,078
Didier Hirsch	15,460	13,450	$719,979
Lars Holmkvist	—	—	—
Michael R. McMullen	16,491	14,347	$767,995
Ronald S. Nersesian	21,645	18,831	$1,008,023
Nicolas Roelofs	14,430	12,554	$672,016

(1) Reflects the fair market value of the shares based on the closing stock price of Agilent's common stock on November 20, 2013.

Equity Grant Practices

The Compensation Committee generally makes grants of stock awards to our NEOs at the first Compensation Committee meeting of our fiscal year. Awards are neither timed to relate to the price of Agilent's stock nor to correspond with the release of material non-public information, although grants are generally made when Agilent's trading window is open. Grants to current employees are generally effective on the date of the Compensation Committee meeting approving such grants. Grants to new employees, including potential NEOs, are typically made at the next regularly scheduled Compensation Committee meeting following the employee's start date. When an employee retires from Agilent, all unvested restricted stock units and/or stock options granted on or after November 17, 2010 continue to vest per the original terms of the grant. Grants prior to November 17, 2010 have accelerated vesting upon retirement.

Benefits

Agilent's global benefits philosophy is to provide NEOs with protection and security through health and welfare, retirement, disability insurance and life insurance programs. During fiscal year 2013, the CEO and other NEOs were eligible to receive the same benefits that are generally available to other Agilent employees.

In addition to the company-wide benefits, Agilent's NEOs have company-paid financial counseling through a third party service to assist with their personal finances. We believe that providing this service gives our NEOs a better understanding of their pay and benefits, allowing them to concentrate on Agilent's future success. NEOs are also provided executive physical examinations, for which we cover the costs that are not otherwise covered under each NEO's chosen health plan. We believe that the executive physical is a prudent measure to help ensure the health of our executives. Both the financial counseling and the executive physicals are benefits generally provided by our peer companies and are available at a reasonable group cost to Agilent.

Generally, it is our Compensation Committee's philosophy to not provide perquisites to our NEOs except in limited circumstances. For example, in fiscal year 2013, there were no special perquisites for our NEOs except for financial counseling, the executive physicals mentioned above and the occasional use by executive officers of company drivers to transport them and their family members to the airport for personal travel.

Pursuant to an existing employment agreement put in place while serving as CEO of Dako, Mr. Holmkvist received the following additional perquisites for fiscal year 2013; housing and related expenses for a flat in Copenhagen, Denmark; personal travel expenses between Copenhagen and his home in Gothenburg, Sweden and a monthly car allowance.

Deferred Compensation

Our NEOs are eligible to voluntarily defer base salary, short-term incentives in the form of awards under the Performance-Based Compensation Plan and long-term incentives in the form of stock awards under the LTP Program. The deferrals are made through our 2005 Deferred Compensation Plan. This is a common benefit arrangement offered by our peer companies.

Payouts are distributed to eligible participants in January of the year following termination of employment, if termination occurs during the first six months of the calendar year. Otherwise, payouts are distributed to eligible participants in July of the year following termination. No early distributions or withdrawals are allowed. If an election is made to defer performance shares earned under the LTP Program, shares are deferred in the form of Agilent common stock only. At the end of the deferral period, the LTP Program shares are simply released to the executive.

These benefits and an additional description of plan features are set forth in the section entitled "Non-Qualified Deferred Compensation in Last Fiscal Year" below and the narrative descriptions accompanying this section.

Pension Plans

We provide a pension plan, the Agilent Technologies, Inc. Retirement Plan ("Retirement Plan"), to our NEOs, as well as other eligible Agilent employees, for long-term employment retention and to support our career-employment strategy, as well as to provide employee retirement savings. The Agilent Retirement Plan is an important benefit that is not generally available within the technology sector and differentiates Agilent from many of our peer companies. In addition, we provide the Agilent Technologies, Inc. Supplemental Benefit Retirement Plan (the "Supplemental Benefit Retirement Plan") to our NEOs and other eligible Agilent employees. The Supplemental Benefit Retirement Plan is an unfunded, non-qualified pension plan which pays amounts upon retirement that would be due under the regular Retirement Plan benefit formula, but are limited under the tax-qualified Retirement Plan by the Internal Revenue Code.

Additionally, we provide the Agilent Technologies, Inc. Deferred Profit-Sharing Plan (the "Deferred Profit-Sharing Plan") that provides certain amounts to our NEOs and other Agilent employees who provided services to our predecessor company, Hewlett-Packard Company ("Hewlett-Packard"), prior to November 1, 1993. None of these plans provide any credit of benefits prior to the date of hire or where there is a break in service.

Retirement benefits are set forth in the table entitled "Pension Benefits" below and the narrative descriptions accompanying this table.

Policy Regarding Compensation in Excess of $1 Million a Year

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for compensation in excess of $1 million paid to our CEO and the three other most highly compensated NEOs (excluding the CFO) employed at the end of the year. Certain compensation is specifically exempt from the deduction limit to the extent that it is "performance based" as defined in Section 162(m) of the Code.

Our Compensation Committee considers the impact of Section 162(m) in setting and determining executive compensation because it is concerned with the net cost of executive compensation to Agilent (i.e., taking into account the tax treatment of the compensation), and its ability to effectively administer executive compensation in the long-term interests of stockholders.

For fiscal year 2013, stock options, short-term cash incentives and long-term performance stock units are intended to comply with the exception for performance-based compensation under Section 162(m). Of course, in order to maintain flexibility in rewarding individual performance and contributions, the Compensation Committee will not limit all the amounts paid under all of Agilent's compensation programs to just those that qualify for tax deductibility. In addition, because of the fact-based nature of the performance-based compensation exception and the limited amount of binding-related guidance, Agilent cannot guarantee that compensation that is intended to comply with the performance-based compensation exception under Section 162(m) of the Code will in fact so qualify.

Termination and Change of Control

Consistent with the practice of many of our peers, the Compensation Committee adopted change-of-control agreements designed to provide protection to the NEOs so they are not distracted by their personal, professional and financial situations at a time when Agilent needs them to remain focused on their responsibilities, Agilent's best interests and those of all its stockholders. These agreements provide for a "double-trigger" payout only in the event of a change in control and the executive officer

is either terminated from his-or-her position or moved into a position that represents a substantial change in responsibilities within a limited period of time after the transaction (these agreements do not become operative unless both events occur).

We have eliminated excise tax gross-ups for officers entering into newly executed change-of-control agreements after July 14, 2009. Existing officers that had such protection under ongoing agreements will continue to have this benefit as long as the existing agreements remain in effect without material amendment.

Potential payments to our NEOs in the event of a change of control under our existing agreements are reported in the "Termination and Change of Control Table."

In addition, we have a Workforce Management Program in place that is applicable to all Agilent employees, including NEOs. Employment security is tied to competitive realities as well as individual results and performance, but from time to time, business circumstances could dictate the need for Agilent to reduce its workforce. The Workforce Management Program is intended to assist employees affected by restructuring by providing transition income in the form of severance benefits.

Spin-Off of Keysight

In September 2013, we announced our plan to separate into two publicly traded companies; one in the life sciences, diagnostics and applied markets that will retain the Agilent name ("New Agilent"), and the other that will be comprised of Agilent's current portfolio of electronic measurement (EM) products with Keysight Technologies, Inc. as its name ("Keysight"). Mr. Sullivan and the Board felt that shareholders would be better served by splitting into two companies that could each focus on their specific markets. As a result, health care investors and electronic measurement investors will be able to more effectively value each of the respective businesses. The separation is expected to occur through a tax-free pro rata spin-off of Keysight to Agilent shareholders (the "Spin-Off"). The goal is to separate the companies no later than the end of calendar year 2014. Mr. Sullivan will continue to be the CEO of Agilent and Mr. Nersesian will become the CEO of Keysight. We do not anticipate that the compensation philosophy will change as a result of the future spin-off of Keysight.

Future Peer Groups post Spin-off of Keysight

In anticipation of the split, the Compensation Committee and F.W. Cook have reviewed and approved the peer group selection criteria for future executive compensation for both Agilent and Keysight. Our intent is to consider the future peer group as we make decisions for executive compensation going forward. The table below summarizes the criteria:

		Post Spin-Off	
		New Agilent	**Keysight**
Peer Group Selection Criteria	Type of Company	Product, Capital Market and Labor competitors	Product, Capital Market and Labor competitors
	Index	S&P 500	Russell 3000
	Sector (GICS)	Health Care	Information Technology
	Revenue Size	$1 billion to $10 billion	$1 billion to $9 billion
	Multiple of Projected Revenue	0.25x to 2.5x	0.33x to 3x
	Minimum Number of Companies	15	15

Treatment of Equity-Based Compensation Awards at the time of Keysight Spin-Off

Agilent equity-based compensation awards will convert into either New Agilent or Keysight awards upon the effectiveness of the Spin-Off. Agilent will employ the "Concentration Method", which is one of the most common methodologies for adjusting equity-based compensation awards. Using the Concentration Method, parent awards held by specified employees, typically employees who will be primarily dedicated to Keysight, can be converted into awards of the Spin-Off company, while the parent awards held by all other employees will continue to be awards based on parent equity and will be adjusted to reflect the decrease in value of Agilent upon the Spin-Off.

Future treatment of LTP Program post Keysight Spin-Off

	Post Spin-Off	
	New Agilent	**Keysight**
Fiscal Year 2012-2014 Performance Period	No change	
Fiscal Year 2013-15 Performance Period	Outstanding shares will be adjusted to reflect lower Agilent stock price. No change to Peer Group. Shares will be measured and paid out based on Agilent's stock performance (Relative TSR) at the end of the period.	Outstanding shares will be adjusted to reflect lower Agilent stock price. Keysight will assume the grants. No change to Peer Group. Shares will be measured and paid out in Keysight shares based on Agilent's stock performance (Relative TSR) at the end of the period.
Fiscal Year 2014-16 Performance Period	New grants were issued in November 2013 using new Peer Group (S&P 500 Health Care, Industrials and Materials sectors)	A mix of Agilent stock options and restricted stock units were issued in November 2013

Summary Compensation Table

Agilent's NEOs for fiscal 2013 include Agilent's (i) President and Chief Executive Officer, (ii) Senior Vice President, Chief Financial Officer, (iii) the other three most highly compensated executive officers who were serving as executive officers at the end of fiscal 2013 and (iv) one highly compensated former executive officer (who was no longer serving as an executive officer at the end of fiscal year 2013.)

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($) [1]	Stock Awards ($) [2] [3] [5]	Option Awards ($) [2] [4] [5]	Non-Equity Incentive Plan Compensation ($) [6]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [7]	All other Compensation ($) [8]	Total ($)
William P. Sullivan	2013	$1,045,000	$0	$3,789,936	$4,141,200	$1,228,875	$0	$30,661	$10,235,672
President and Chief	2012	$990,000	$0	$3,859,183	$4,007,791	$1,247,808	$0	$30,935	$10,135,717
Executive Officer	2011	$990,000	$0	$3,521,505	$3,788,302	$1,922,258	$0	$30,200	$10,252,264
Didier Hirsch	2013	$597,917	$0	$869,456	$950,040	$382,152	$110,862	$21,701	$2,932,127
Senior Vice President,	2012	$570,834	$0	$890,565	$924,873	$471,167	$105,788	$16,041	$2,979,268
Chief Financial Officer	2011	$520,846	$0	$1,018,648	$811,773	$556,808	$96,291	$13,599	$3,017,964
Lars Holmkvist [9] [10] [11] Former Senior Vice President, Life Sciences and Diagnostics	2013	$938,588	$0	$891,721	$0	$776,916	$0	$286,781	$2,894,007
Michael R. McMullen	2013	$575,000	$0	$802,571	$876,960	$465,704	$106,498	$30,108	$2,856,840
Senior Vice President,	2012	$570,834	$0	$1,771,329	$873,485	$443,812	$105,787	$31,030	$3,796,277
Chemical Analysis Group	2011	$519,591	$0	$1,509,094	$865,898	$387,468	$96,053	$29,642	$3,407,747
Ronald S. Nersesian	2013	$741,667	$0	$1,560,567	$1,705,200	$585,178	$138,164	$27,914	$4,758,690
Executive Vice President	2012	$641,667	$0	$1,484,309	$1,541,459	$518,870	$119,247	$26,917	$4,332,469
and President and Chief Executive Officer Designate, Keysight	2011	$545,838	$0	$1,760,651	$1,136,484	$740,293	$101,039	$26,009	$4,310,316
Nicolas Roelofs [12]	2013	$550,000	$0	$668,802	$730,800	$452,193	$85,248	$1,851,289	$4,338,332
Former Senior Vice	2012	$545,835	$0	$1,721,842	$822,111	$413,458	$84,664	$209,228	$3,797,138
President, Life Sciences Group	2011	$493,767	$0	$1,408,501	$757,660	$394,930	$76,333	$10,678	$3,141,869

(1) None of the executive officers received any service awards or cash bonuses for fiscal years 2013, 2012 or 2011.

(2) Reflects the aggregate grant date fair values, computed in accordance with Financial Accounting Standards Board, Accounting Standards Codification, Topic 718, Stock Compensation ("FASB ASC Topic 718"). The assumptions used in calculating the expense are provided in additional detail in the tables below.

(3) Amounts consist of expenses relating to multiple performance share awards that are outstanding simultaneously for each NEO under the LTP Program and any restricted stock unit awards granted in 2012 or 2011.

(4) Amounts consist of expenses relating to option awards granted under the 2009 Stock Plan granted at an exercise price equal to the closing price of Agilent common stock on the date of grant.

(5) The expenses listed in these columns include expenses for stock awards and options awarded in accordance with the LTP Program and 2009 Stock Plan, as shown in the table below.

(6) Amounts consist of incentive awards earned by the NEOs during fiscal year 2013 under the Performance-Based Compensation Plan for Covered Employees.

(7) Amounts represent the change in pension value for the following Agilent sponsored pension plans: Agilent Technologies, Inc. Deferred Profit-Sharing Plan, Agilent Technologies, Inc. Retirement Plan and Agilent Technologies, Inc. Supplemental Benefit Retirement Plan.

(8) Amounts reflect (i) employer contributions of $10,200 to Messrs. Sullivan, Hirsch, McMullen, Nersesian and Roelofs for the Agilent Technologies, Inc. 401(k) Plan in fiscal year 2013, and $187,717 to Mr. Holmkvist for the Dako Denmark defined contribution plan, (ii) $19,525 for Mr. Sullivan, $14,435 for Mr. McMullen and $15,825 for Mr. Nersesian for services incurred from The Ayco Company, LP, the provider designated by Agilent to provide financial counseling services to our NEOs, and $9,206 for Mr. Hirsch, $ 9,151for Mr. Holmkvist and $3,011 for Mr. McMullen for services incurred by KPMG, LLC, a tax provider designated by Agilent to provide tax preparation services for certain NEOs, (iii) travel expenses of $367 for Mr. Sullivan, $1,407 for Mr. Hirsch, $1,224 for Mr. McMullen and $1,101 for Mr. Nersesian for use of Agilent drivers and vehicles for personal travel, (iv) $569 for Mr. Sullivan, $888 for Mr. Hirsch, $1,238 for Mr. McMullen, $788 for Mr. Nersesian, for employer contribution to a health savings account, (v) $45,042 for Mr. Holmkvist for housing and related expenses in Copenhagen, (vi) $3,148 for Mr. Holmkvist for travel to and from his home in Sweden, (vii) $26,837 for Mr. Holmkvist for a car allowance, (viii) $14,886 for Mr. Holmkvist for a dedicated home telephone line and mobile phone expenses, (ix) International assignment benefits for Mr. Roelofs include assignment-related costs in the aggregate amount of $728,920 consisting of $48,171 for travel, $85,300 for housing, $45,833 for relocation allowances, $499,247 for taxes and tax preparation assistance, $46,822 for goods and services and $3,547 for all other net relocation expenses, (x) a severance payout for Mr. Roelofs in the amount of $1,112,169.

(9) Amounts included for Mr. Holmkvist, with the exception of stock awards and option awards, are shown in U.S. Dollars but were paid to him in Danish Krone. To convert the amounts paid to U.S. Dollars, we used the prevailing exchange rate as of the last business day of the applicable fiscal year (for FY13 amounts, an exchange rate of 0.18225 U.S. Dollars per Danish Krone).

(10) Mr. Holmkvist was not a named executive officer in the Company's 2012 and 2013 Proxy Statements. Therefore, this table does not provide fiscal 2011 and fiscal 2012 compensation data for Mr. Holmkvist.

(11) Mr. Holmkvist resigned from the Company on December 12, 2013.

(12) Mr. Roelofs announced his intent to leave Agilent in September 2013 and entered into a Separation Agreement and General Release with Agilent. Details of the agreement are outlined in the Termination and Change of Control section below. His employment with Agilent ended on October 31, 2013.

The following table itemizes the full grant date fair value of equity grants made during the 2011, 2012 and 2013 fiscal years in accordance with FASB ASC Topic 718 for the "Stock Awards" and "Option Awards" columns of the "Summary Compensation" table.

Long-term Incentive Awards

	Long Term Performance Program								
	Total FY13 Expense			**Total FY12 Expense**			**Total FY11 Expense**		
	Stock Awards	**Option Awards**	**Restricted Stock Unit Awards**	**Stock Awards**	**Option Awards**	**Restricted Stock Unit Awards**	**Stock Awards**	**Option Awards**	**Restricted Stock Unit Awards**
William P. Sullivan	$3,789,936	$4,141,200	–	$3,859,183	$4,007,791	–	$3,521,505	$3,788,302	–
Didier Hirsch	$869,456	$950,040	–	$890,565	$924,873	–	$754,573	$811,773	$264,075
Lars Holmkvist	$891,721	–	–	–	–	–	–	–	–
Michael R. McMullen	$802,571	$876,960	–	$841,079	$873,485	$930,250	$804,894	$865,898	$704,200
Ronald S. Nersesian	$1,560,567	$1,705,200	–	$1,484,309	$1,541,459	–	$1,056,451	$1,136,484	$704,200
Nicolas Roelofs	$668,802	$730,800	–	$791,592	$822,111	$930,250	$704,301	$757,660	$704,200

FASB ASC Topic 718 Assumptions

The following table sets forth the weighted average FASB ASC Topic 718 assumptions used in 2010 to 2013 in the calculation of the stock awards and option awards presented in our "Summary Compensation Table". For all periods presented, the fair value of share-based awards for employee stock options awards was estimated using the Black-Scholes option pricing model, while shares granted under the LTP Program were valued using a Monte Carlo simulation. The estimated fair value of restricted stock unit awards was determined based on the market price of Agilent's common stock on the date of grant, adjusted for expected dividend yield. On January 17, 2012, the company's Board

of Directors approved the initiation of quarterly cash dividends to the company's shareholders. The fair value of all the awards granted prior to the declaration of quarterly cash dividends was measured based on an expected dividend yield of 0%.

	Years Ended October 31, 2013			
	2013	2012	2011	2010
Stock Option Plans:				
Weighted average risk-free interest rate	0.86%	0.88%	1.49%	2.19%
Dividend yield	1%	0%	0%	0%
Weighted average volatility	39%	38%	35%	37%
Expected life	5.8 yrs	5.80 yrs	5.80 yrs	4.40 yrs
LTPP:				
Volatility of Agilent shares	37%	41%	40%	39%
Volatility of selected peer-company shares	6%-64%	17%-75%	20%-76%	20%-80%
Price-wise correlation with selected peers	49%	62%	55%	53%

Grants of Plan-Based Awards in Last Fiscal Year

The following table sets forth certain information regarding grants of plan-based awards to each of our NEOs during fiscal year 2013. For more information please refer to the "Compensation Discussion and Analysis."

Grants of Plan-Based Awards in Fiscal Year 2013

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Payouts Under Equity Incentive Plan Awards (2)			All Other Option Awards: Number of Securities Underlying Options	All Other Stock Awards	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	(#) (3)	(#)	($/Sh)	($)
William P. Sullivan	11/21/2012	$255,938	$984,375	$1,968,750	–	–	–	–	–	–	–
	5/15/2013	$59,063	$590,625	$1,181,250	–	–	–	–	–	–	–
	11/21/2012	–	–	–	$947,484	$3,789,936	$7,579,873	–	–	–	$3,789,936
	11/21/2012	–	–	–	–	–	–	340,000	–	$35.84	$4,141,200
Didier Hirsch	11/21/2012	$24,000	$240,000	$480,000	–	–	–	–	–	–	–
	5/15/2013	$24,000	$240,000	$480,000	–	–	–	–	–	–	–
	11/21/2012	–	–	–	$217,364	$869,456	$1,738,911	–	–	–	$869,456
	11/21/2012	–	–	–	–	–	–	78,000	–	$35.84	$950,040
Lars Holmkvist	11/21/2012	$93,859	$938,588	$1,877,176	–	–	–	–	–	–	–
	11/21/2012	–	–	–	$222,930	$891,721	$1,783,443	–	–	–	$891,721
Michael R. McMullen	11/21/2012	$74,750	$287,500	$575,000	–	–	–	–	–	–	–
	5/15/2013	$17,250	$172,500	$345,000	–	–	–	–	–	–	–
	11/21/2012	–	–	–	$200,643	$802,571	$1,605,142	–	–	–	$802,571
	11/21/2012	–	–	–	–	–	–	72,000	–	$35.84	$876,960
Ronald S. Nersesian	11/21/2012	$121,875	$468,750	$937,500	–	–	–	–	–	–	–
	5/15/2013	$28,125	$281,250	$562,500	–	–	–	–	–	–	–
	11/21/2012	–	–	–	$390,142	$1,560,567	$3,121,134	–	–	–	$1,560,567
	11/21/2012	–	–	–	–	–	–	140,000	–	$35.84	$1,705,200
Nicolas Roelofs	11/21/2012	$71,500	$275,000	$550,000	–	–	–	–	–	–	–
	5/15/2013	$16,500	$165,000	$330,000	–	–	–	–	–	–	–
	11/21/2012	–	–	–	$167,200	$668,802	$1,337,604	–	–	–	$668,802
	11/21/2012	–	–	–	–	–	–	60,000	–	$35.84	$730,800

(1) Reflects the value of the potential payout targets for fiscal year 2013 pursuant to the annual award program under Agilent's Performance-Based Compensation Plan. Actual payout amounts under this plan are disclosed in the "Summary Compensation Table."

(2) Reflects the value of potential payout of the target number of performance shares granted in fiscal year 2013 for the FY13 through FY15 performance period under Agilent's LTP Program. Actual payout of these awards, if any, will be determined by the Compensation Committee after the end of the performance period depending on whether the performance criteria set forth in Agilent's LTP Program were met. Payout, if any, will be in the form of Agilent common stock. Please see section entitled "Long-Term Incentives" for disclosure regarding material terms of the LTP Program.

(3) Reflects options granted in fiscal year 2013 under the 2009 Stock Plan in accordance with Agilent's long-term incentive goals as described in the "Compensation Discussion and Analysis–Long-Term Incentives." Such options vest at 25% per year over four years.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the current holdings of options, performance-based stock awards and restricted stock units, by our NEOs as of October 31, 2013.

Outstanding Equity Awards at Fiscal Year 2013 Year End

		Option Awards [1]					Restricted Stock Unit Awards		Performance Share Awards	
		Number of Securities Underlying Unexercised Options (#)								
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Vesting Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) [2]	Market Value of Shares or Units That Have Not Vested ($)	Number of Unearned Shares That Have Not Vested (#) [3]	Market Value of Shares That Have Not Vested ($)
William P. Sullivan	11/19/2007	231,092	0	$35.80	11/19/2008	11/18/2017	–	–	–	$0
	11/18/2009	178,147	89,074	$29.46	11/18/2010	11/17/2019	–	–	–	$0
	11/17/2010	151,777	151,778	$35.21	11/17/2011	11/16/2020	–	–	–	$0
	11/17/2011	73,253	219,759	$37.21	11/17/2012	11/16/2021	–	–	–	$0
	11/21/2012	0	340,000	$35.84	11/21/2013	11/20/2022	–	–	–	$0
	11/17/2010	–	–	–	–	–	–	–	72,150	$3,662,334
	11/17/2011	–	–	–	–	–	–	–	77,828	$3,950,549
	11/21/2012	–	–	–	–	–	–	–	86,469	$4,389,166
Total		**634,269**	**800,611**				**0**	**$0**	**236,447**	**$12,002,050**
Didier Hirsch	11/15/2006	16,500	0	$33.14	11/15/2007	11/14/2016	–	–	–	$0
	11/19/2007	17,857	0	$35.80	11/19/2008	11/18/2017	–	–	–	$0
	11/18/2008	24,051	0	$19.00	11/18/2009	11/17/2018	–	–	–	$0
	11/18/2009	18,927	6,310	$29.46	11/18/2010	11/17/2019	–	–	–	$0
	11/17/2010	30,272	10,091	$29.44	8/18/2011	8/17/2020	–	–	–	$0
	11/17/2010	32,523	32,524	$35.21	11/17/2011	11/16/2020	–	–	–	$0
	11/17/2011	16,904	50,714	$37.21	11/17/2012	11/16/2021	–	–	–	$0
	11/21/2012	0	78,000	$35.84	11/21/2013	11/20/2022	–	–	–	$0
	11/17/2010	–	–	–	–	–	3,696	$187,609	–	–
	11/17/2010	–	–	–	–	–	–	–	15,460	$784,750
	11/17/2011	–	–	–	–	–	–	–	17,960	$911,650
	11/21/2012	–	–	–	–	–	–	–	19,837	$1,006,926
Total		**157,034**	**177,639**				**3,696**	**$187,609**	**53,257**	**$2,703,325**
Lars Holmkvist	11/21/2012	–	–	–	–	–	–	–	20,345	$1,032,712
Total		**0**	**0**				**0**	**$0**	**20,345**	**$1,032,712**

Outstanding Equity Awards at Fiscal Year 2013 Year End

		Option Awards (1)					Restricted Stock Unit Awards		Performance Share Awards	
		Number of Securities Underlying Unexercised Options (#)								
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Vesting Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units That Have Not Vested ($)	Number of Unearned Shares That Have Not Vested (#) (3)	Market Value of Shares That Have Not Vested ($)
Michael R.	1/24/2005	4,402	0	$20.62	1/24/2006	1/23/2015	–	–	–	$0
McMullen	1/17/2006	18,377	0	$31.93	1/17/2007	1/16/2016	–	–	–	$0
	11/15/2006	17,000	0	$33.14	11/15/2007	11/14/2016	–	–	–	$0
	11/19/2007	31,513	0	$35.80	11/19/2008	11/18/2017	–	–	–	$0
	11/18/2008	44,644	0	$19.00	11/18/2009	11/17/2018	–	–	–	$0
	11/18/2009	71,258	23,753	$29.46	11/18/2010	11/17/2019	–	–	–	$0
	11/17/2010	34,692	34,692	$35.21	11/17/2011	11/16/2020	–	–	–	$0
	11/17/2011	15,965	47,896	$37.21	11/17/2012	11/16/2021	–	–	–	$0
	11/21/2012	0	72,000	$35.84	11/21/2013	11/20/2022	–	–	–	$0
	11/17/2010	–	–	–	–	–	10,000	$507,600	–	–
	11/17/2011	–	–	–	–	–	25,000	$1,269,000	–	–
	11/17/2010	–	–	–	–	–	–	–	16,491	$837,083
	11/17/2011	–	–	–	–	–	–	–	16,962	$860,991
	11/21/2012	–	–	–	–	–	–	–	18,311	$929,466
Total		**237,851**	**178,341**				**35,000**	**$1,776,600**	**51,764**	**$2,627,541**
Ronald S.	11/18/2009	0	28,207	$29.46	11/18/2010	11/17/2019	–	–	–	$0
Nersesian	11/17/2010	0	45,533	$35.21	11/17/2011	11/16/2020	–	–	–	$0
	11/17/2011	0	84,523	$37.21	11/17/2012	11/16/2021	–	–	–	$0
	11/21/2012	0	140,000	$35.84	11/21/2013	11/20/2022	–	–	–	$0
	11/17/2010	–	–	–	–	–	10,000	$507,600	–	–
	11/17/2010	–	–	–	–	–	–	–	21,645	$1,098,700
	11/17/2011	–	–	–	–	–	–	–	29,934	$1,519,450
	11/21/2012	–	–	–	–	–	–	–	35,605	$1,807,310
Total		**0**	**298,263**				**10,000**	**$507,600**	**87,184**	**$4,425,460**
Nicolas Roelofs	11/18/2009	17,815	0	$29.46	11/18/2010	1/31/2014	–	–	–	$0
	11/17/2010	30,356	0	$35.21	11/17/2011	1/31/2014	–	–	–	$0
	11/17/2011	45,079	0	$37.21	11/17/2012	1/31/2014	–	–	–	$0
	11/21/2012	60,000	0	$35.84	11/21/2013	1/31/2014	–	–	–	$0
	11/17/2010	–	–	–	–	–	–	–	14,430	$732,467
	11/17/2011	–	–	–	–	–	–	–	15,964	$810,333
	11/21/2012	–	–	–	–	–	–	–	15,259	$774,547
Total		**153,250**	**0**				**0**	**$0**	**45,653**	**$2,317,346**

(1) Pursuant to the anti-dilution provisions in Agilent's 1999 Stock Plan, the number of shares and exercise prices related to the listed stock options with grant dates prior to November 1, 2006 were adjusted to maintain their aggregate economic value in connection with the Spin-Off of Verigy on October 31, 2006.

(2) Amounts reflect unvested restricted stock unit awards. The remainder of Mr. Hirsch's award will vest equally on November 17, 2013 and November 17, 2014. The remainder of Mr. Nersesian's award will vest equally on November 17, 2013 and November 17, 2014. The remainder of Mr. McMullen's November 17, 2010 award will vest equally on November 17, 2013 and November 17, 2014. Mr. McMullen's November 17, 2011 award will vest 100% on the third anniversary of the date of grant, which is November 17, 2014.

(3) Amounts reflect multiple unvested performance share awards that are outstanding simultaneously as of the end of fiscal year 2013 for each NEO under the LTP Program. The performance share awards granted on November 17, 2010 will vest and be assessed on November 20, 2013. The performance share awards granted on November 17, 2011 will vest and be assessed in November 2014. The performance share awards granted on November 21, 2012 will vest and be assessed in November 2015.

Option Exercises and Stock Vested at Fiscal Year-End

The following table sets forth information on stock option exercises and stock vesting in fiscal year 2013 and the value realized on the date of exercise, if any, by each of our NEOs.

Option Exercises and Stock Vested in Fiscal Year 2013

	Option Awards		Restricted Stock & Restricted Stock Units		Performance Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Awards Acquired Upon Vesting (#)	Value Realized on Vesting ($)	Number of Awards Acquired Upon Vesting (#) (1)	Value Realized on Vesting ($) (2)
William P. Sullivan	225,644	$4,912,496	–	–	62,770	$3,360,078
Didier Hirsch	27,329	$609,105	1,848	$66,177	673	$35,999
Lars Holmkvist	–	–	–	–	–	–
Michael R. McMullen	53,253	$1,104,988	10,000	$389,500	14,347	$767,995
Ronald S. Nersesian	173,074	$3,294,103	10,000	$389,500	942	$50,401
Nicolas Roelofs	157,934	$2,448,609	45,000	$2,166,100	12,554	$672,016

(1) Amounts reflect the performance shares granted in fiscal year 2011 pursuant to the LTP Program for the fiscal year 2011-2013 performance period and paid out in calendar year 2013. Mr. Hirsch and Mr. Nersesian had elected to defer 12,777 and 17,889 shares respectively, into their Deferred Compensation Accounts.

(2) The market value of these awards is based on the closing price of Agilent's common stock on November 20, 2013.

Pension Benefits

The following table shows the estimated present value of accumulated benefits payable including years of credited service payable on retirement to our NEOs under the Deferred Profit-Sharing Plan ("DPSP"), the Retirement Plan and the Supplemental Benefit Retirement Plan. To calculate the number of years of an eligible employee's service, the pension plans will bridge each eligible employee's service, if any, with Hewlett-Packard Company to that eligible employee's service with Agilent; the years of service will reflect employment service from both Hewlett-Packard and Agilent. The cost of all three plans is paid entirely by Agilent. The present value of accumulated benefit is calculated using the assumptions under Accounting Standards Codification Topic 715: Compensation - Retirement Benefits for the fiscal year end measurement (as of October 31, 2013). The present value is based on a lump sum interest rate of 6.00%, DPSP rate of return of 7.5% and the "applicable mortality table" described in section 417(e)(3) of the Internal Revenue Code. See also Note 15 to Agilent's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended October 31, 2013, as filed with the SEC on December 19, 2013.

Pension Benefits

		Agilent Technologies, Inc.					
Name	Eligible for Full Retirement Benefits?	Deferred Profit-Sharing Plan ($)	Retirement Plan ($)	Supplemental Benefit Plan ($)	Number of Years of Credited Service (#)	Payments During Last Fiscal Year ($)	Present Value of Accumulated Benefit ($)
William P. Sullivan	Yes	$646,543	$416,685	$3,424,570	30	$0	$4,487,798
Didier Hirsch	No	$0	$501,887	$397,295	14	$0	$899,183
Lars Holmkvist	No	$0	$0	$0	0	$0	$0
Michael R. McMullen	No	$207,023	$731,719	$658,877	29	$0	$1,597,619
Ronald S. Nersesian	No	$0	$391,557	$469,440	11	$0	$860,997
Nicolas Roelofs	No	$0	$256,059	$246,278	8	$0	$502,338

Retirement Plan

The Retirement Plan guarantees a minimum retirement benefit payable at normal retirement age (the later of age 65 or termination). Benefits are accrued on a monthly basis as a lump sum payable at normal retirement age based on target pay and years of credited service up to a maximum of 30 years as follows:

For participants who have fewer than 15 years of service:

11% × target pay at the end of the month

PLUS

5% × target pay at the end of the month in excess of 50% of the Social Security Wage Base

For participants who have 15 or more years of service:

14% × target pay at the end of the month

PLUS

5% × target pay at the end of the month in excess of 50% of the Social Security Wage Base

Benefits under the Retirement Plan are payable as either (a) a single life annuity for single participants or as (b) a 50% joint and survivor annuity for married participants. Participants may elect to receive payments at any time following termination or retirement and in the above forms or as an actuarially equivalent 75% or 100% joint and survivor annuity, or as a one-time lump sum. Payments made prior to normal retirement age will be reduced in accordance with the plan provisions.

All regular full-time or regular part-time employees automatically become participants in the Retirement Plan on the May 1 or November 1 following completion of two years of service.

Deferred Profit-Sharing Plan

The Deferred Profit-Sharing Plan is a closed, defined contribution plan. The Deferred Profit-Sharing Plan was created by Hewlett-Packard and covers participants' service with Hewlett-Packard before November 1, 1993 and is used as a floor offset for the Retirement Plan for service prior to November 1, 1993. There have been no contributions into the plan since October 31, 1993.

For service prior to November 1, 1993 (if any), the benefit due is the greater of (i) the benefit defined by the Retirement Plan formula, and (ii) the annuity value of the Deferred Profit-Sharing Plan account balance. Therefore, for service prior to November 1, 1993, the Retirement Plan guarantees a minimum retirement benefit.

Benefits under the Deferred Profit-Sharing Plan are payable at normal retirement age as either (i) a single life annuity for single participants, or (ii) a 50% joint and survivor annuity for married participants. Participants may elect to receive payments at any time following termination or retirement and in the above forms or as 75% or 100% joint and survivor annuity, or as a one-time lump sum.

Supplemental Benefit Retirement Plan

The Supplemental Benefit Retirement Plan is an unfunded, non-qualified deferred compensation plan. Benefits payable under this plan are equal to the excess of the qualified Retirement Plan amount that would be payable in accordance with the terms of the Retirement Plan disregarding the benefit and compensation limitations imposed pursuant to sections 415 and 401(a)(17) of the Internal Revenue Code.

Benefits under the Supplemental Benefit Retirement Plan are payable upon termination or retirement as follows:

- Accruals prior to January 1, 2005 are paid in a single lump sum in the January following the fiscal year in which the participant takes his qualified Retirement Plan benefit.
- Accruals after December 31, 2004 are paid based on the date participants retire or terminate: in January immediately following if termination occurs during the first six months of the year; or in July if termination occurs during the second six months of the year. Participants will receive a benefit in the form of either five annual installments (if the lump sum value is at least $150,000); or in a single lump sum (if the lump sum value is less than $150,000).

Non-Qualified Deferred Compensation in Last Fiscal Year

For fiscal year 2013, the non-qualified deferred compensation plan is available to all active employees on the US payroll with total target cash salary, including the short-term Performance-Based Compensation Plan, greater than or equal to $255,000.

There are three types of earnings that may be deferred under the program:

1. 100% of annual base pay earnings in excess of the IRS qualified plan limit of $255,000 for 2013;
2. 95% of bonus earnings, discretionary and cash compensation paid under the Performance-Based Compensation Plan; and
3. 95% of performance based compensation paid out in accordance with the terms of Agilent's LTP Program. Awards under this program are paid out in the form of Agilent common stock.

Deferral elections may be made annually and are part of overall tax planning for many executives. There are several investment options available under the Plan, which mirror the investment choices under our tax-qualified 401(k) plan, with the exception of Agilent's common stock which is not available under the non-qualified deferred compensation plan. All investment choices are made by the participant. Based on market performance, dividends and interest are credited to participants' accounts from the funds that the participant has elected.

At the time participation is elected, employees must also elect payout in one of three forms, which can commence upon termination or be delayed by an additional one, two or three years following termination:

1. a single lump sum payment;
2. annual installments over a five-to-fifteen year period; or
3. a single lump sum payment in January or July on or after 2015.

Payouts are distributed to eligible participants in January of the year following termination, if termination occurs during the first six months of the calendar year. Otherwise, payouts are distributed to eligible participants in July of the year following termination where termination occurs during the second half of the calendar year. No early distributions or withdrawals are allowed. When and if received, a participant in the LTP Program may elect to defer his or her shares through our 2005 Deferred Compensation Plan. The LTP Program shares are deferred in the form of Agilent common stock only. At the end of the deferral period, the LTP Program shares are simply released to the executive.

We have established a rabbi trust as a source of funds to make payments under the non-qualified deferred compensation plan. As of October 31, 2013, the rabbi trust with Fidelity Management Trust Company was overfunded, so there is no need for additional funding.

The table below provides information on the non-qualified deferred compensation of the NEOs for fiscal year 2013.

Non-Qualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year-End ($) (3)
William P. Sullivan	$0	$0	$2,639,375	$0	$11,447,824
Didier Hirsch	$670,599	$0	$1,029,540	$0	$4,062,757
Lars Holmkvist	$0	$0	$0	$0	$0
Michael R. McMullen	$0	$0	$1,838	$0	$8,601
Ronald S. Nersesian	$0	$0	$563,905	$0	$2,428,561
Nicolas Roelofs	$0	$0	$0	$0	$0

(1) The salary portion of the amounts reflected above is included in the amount reported as salary in the "Summary Compensation Table." Detailed in the table below, are the deferred amounts for the following: salary contribution amounts for fiscal year 2013, the amount of shares and the value of the shares paid out pursuant to the LTP Program for the fiscal year 2010-2012 and fiscal year 2011-2013 performance periods and the value of compensation earned as part of Agilent's annual rewards program.

(2) Amounts reflected are not included in the "Summary Compensation Table" because the earnings are not "above-market." These amounts include dividends, interest and change in market value.

(3) Aggregate Balance at Last Fiscal Year End for Mr. Hirsch includes $168,534 equivalent to the aggregate lump sum balance for the Agilent Technologies, Inc. France Pension Plan (as described below). The present value is of accumulated benefit based on an interest rate of 3.00% and rate of return of 3.64% (as of January 1, 2013). The France Pension Plan is only valued once a year, and the benefit value as of October 31, 2013 is the same as that on January 1, 2013.

Name	Deferred Salary FY13 ($)	Value of Deferred Compensation Earned as part of Agilent's Annual Rewards Program ($)	Value of Deferred Shares Paid Out from the LTP Program for FY10-FY12 ($)	Value of Deferred Shares Paid Out from the LTP Program for FY11-FY13 ($)	Total Value of Employee Contribution of Deferred Compensation for FY13 ($)	Amount of Deferred Shares from LTP Program FY10-FY12 (#)	Amount of Deferred Shares from LTP Program FY11-FY13 (#)
William P. Sullivan	$0	$0	$0	$0	$0	0	0
Didier Hirsch	$0	$301,175	$680,897	$683,953	$1,666,025	13,475	12,777
Lars Holmkvist	$0	$0	$0	$0	$0	0	0
Michael R. McMullen	$0	$0	$0	$0	$0	0	0
Ronald S. Nersesian	$0	$0	$0	$957,598	$957,598	0	17,889
Nicolas Roelofs	$0	$0	$0	$0	$0	0	0

Agilent Technologies, Inc. France Pension Plan

The Agilent Technologies France Pension Plan is a defined contribution plan created by Hewlett-Packard in 1982 and is open to all exempt employees in France. Since Mr. Hirsch was originally employed by Hewlett-Packard France, he is the only NEO participating in this plan. The French Pension Scheme is not a tax-qualified defined contribution plan under the U.S. Internal Revenue Code.

Eligible employees must have Pensionable Salary above eight times the French Social Security Ceiling ("Tranche C" threshold) to be a participant of this plan. Agilent contributes 5% of Pensionable Salary and eligible employees contribute 3% of Pensionable Salary. Agilent no longer contributes to this plan on Mr. Hirsch's behalf. Benefits under this plan are payable at the plan's normal retirement age (age 65) or from age 60 with a 5% reduction per annum as a lifetime annuity resulting from the accumulated contributions and actual return on investments. Should the participant die prior to receiving benefits, the surviving spouse would receive 60% of the annuity accrued at the time of the participant's death (death in service) or 60% of the actual annuity (death in retirement). In case of employment termination the accrued benefit retirement annuity and, where appropriate, contingent spouse's pension is deferred to normal retirement age.

The Agilent Technologies, Inc. International Relocation Benefit Plan

The Agilent Technologies, Inc. International Relocation Benefit Plan ("IRBP") is an unfunded program that was created by Hewlett-Packard in 1989 and was open to employees who transferred from one country payroll to another at the Company's request prior to December 1, 2001. Mr. Hirsch transferred from France to the United States at the Company's request in September 1999. Upon transfer to the US payroll, he became eligible to participate in the Company's US retirement programs and was no longer eligible to accrue benefits under the France Pension Plan. As he transferred at the Company's request, he became eligible for the IRBP. The objective of the IRBP is to mitigate the possible estimated retirement income loss under country social security plans, governmental programs and Agilent retirement schemes to an employee who has transferred internationally on a permanent, company-sponsored basis. The plan was closed to new participants effective November 30, 2001. Effective May 1, 2012, the IRBP benefit was frozen for all participants. Mr. Hirsch's benefit was $94,621 as of October 31, 2013. The frozen IRBP benefit will accrue interest at 2% annum until his retirement. Any loss of retirement income resulting from Mr. Hirsch's no longer accruing benefits under the foregoing French arrangements will be paid to Mr. Hirsch in a single lump sum upon retirement from the Company's general assets as soon as administratively feasible.

Termination and Change of Control Arrangements

Set forth below is a description of the plans and agreements that could result in potential payments to the NEOs in the case of their termination of employment and/or a change of control of Agilent.

Change of Control Agreements

Each NEO has signed a Change of Control Agreement. Under these agreements, in the event that within 24 months after a change of control of Agilent, Agilent or its successor terminates the employment of such executive without cause or an event constituting good reason occurs and the executive resigns within three months after such an event, the executive will be entitled to: (i) two times, or solely with respect to the CEO, three times, the sum of such executive's base salary and target bonus, (ii) payment of $80,000 for medical insurance premiums, (iii) full vesting of all outstanding options and stock awards not subject to performance-based vesting, and (iv) a prorated portion of any bonus. The Committee amended our forms of Change of Control Agreement to remove tax gross-ups of parachute payments. These amended forms of agreements are used with any newly executed agreements after July 14, 2009. For agreements entered into before then, and to the extent

that the payment of these benefits triggers the excise tax under Section 4999 of the Code or any comparable federal, state, local or foreign excise tax, Agilent will be responsible for payment of any additional tax liability arising from the application of such excise tax, subject to certain exceptions for all of the named executives officers except the CEO. In exchange for such consideration, each executive has agreed to execute a release of all of the executive's rights and claims relating to his or her employment.

Under these agreements a "change of control" means occurrence of any of the following events: (i) the sale, exchange, lease or other disposition or transfer of all or substantially all of the assets of Agilent to a third party; (ii) a merger or consolidation involving Agilent in which the stockholders of Agilent immediately prior to such merger or consolidation are not the owners of more than 75% of the total voting power of the outstanding voting securities of Agilent after the transaction; or (iii) the acquisition of beneficial ownership of at least 25% of the total voting power of the outstanding voting securities of Agilent by a third person. "Good reason" means (i) the reduction of the officer's rate of pay, other than reductions that apply to employees generally and variable and performance reductions; (ii) reduction in benefits or failure to receive the same benefits as similarly situated employees; (iii) a change in the officer's duties, responsibilities, authority, job title, or reporting relationships resulting in a significant diminution of position, subject to certain exceptions; (iv) the relocation to a worksite that is more than 35 miles from his prior worksite; (v) the failure or refusal of a successor to Agilent to assume Agilent's obligations under the agreement, or (vi) a material breach by Agilent or any successor to Agilent of any of the material provisions of the agreement.

Under these agreements, "cause" means misconduct, including: (i) conviction of any felony or any crime involving moral turpitude or dishonesty which has a material adverse effect on Agilent's business or reputation; (ii) repeated unexplained or unjustified absences from Agilent; (iii) refusal or willful failure to act in accordance with any specific directions, orders or policies of Agilent that has a material adverse effect on Agilent's business or reputation; (iv) a material and willful violation of any state or federal law that would materially injure the business or reputation of Agilent as reasonably determined by the Board; (v) participation in a fraud or act of dishonesty against Agilent which has a material adverse effect on Agilent's business or reputation; (vi) conduct by the officer which the Board determines demonstrates gross unfitness to serve; or (vii) intentional, material violation by the officer of any contract between the officer and Agilent or any statutory duty of the officer to Agilent that is not corrected within thirty days after written notice to the officer.

In addition, in the event of a change of control:

1. Participants in the LTP Program would receive at the earlier of the end of the performance period or termination of the program, an LTP Program payout equivalent to the greater of the target award or the accrued amount of the payout, and in the case of termination during the first 12 months of the performance cycle, prorated for the amount of time elapsed during the first twelve months of the performance period; and

2. Participants who receive restricted stock unit awards would vest in full immediately prior to the closing of the transaction, unless the awards are assumed, converted or replaced in full by the successor corporation or a parent or subsidiary of the successor.

In connection with the termination of Mr. Roelofs' employment with Agilent, effective October 31, 2013, the Company entered into a severance agreement with Mr. Roelofs. The material terms of the severance agreement are as follows:

- Agilent designated Mr. Roelofs as a participant in Agilent's workforce management program (the "WFM Program"). As a participant, he received a Standard Severance Payment, in the gross amount of $218,415, which included certain non-severance payments (health expense payments and job search payments) normally provided to employees who terminate under the WFM Program. All of his unvested options and unvested RSUs were fully accelerated in accordance with the WFM provisions of Agilent's 1999 Stock Plan and 2009 Stock Plan and the WFM provisions of the grant agreements associated with those awards. He will have 3 months to exercise any vested stock options. His LTP award payouts will be based on actual performance measured against the performance criteria for the relevant performance period. Awards may range from zero to 200%, and will be determined by the Compensation Committee following the conclusion of the relevant three year performance period.
- Agilent agreed to provide Mr. Roelofs with an additional severance payment upon his termination in the gross amount of $893,754.
- Mr. Roelofs executed a general release whereby Mr. Roelofs released Agilent generally from all claims, demands, actions or liabilities of every kind. Mr. Roelofs agreed to comply with certain restrictions on his post-employment activities, including ongoing obligations to the Company regarding intellectual property, confidential information to which he had access by virtue of his employment, and non-solicitation of employees and customers.

Termination and Change of Control Table

For each of the NEOs, the table below estimates the amount of compensation that would be paid in the event that (i) a change of control of Agilent occurs and executive is terminated without cause or voluntarily terminates at a time when an event constituting good reason has occurred either within 24 months following the change of control or within 3 months prior to such change of control, involuntary termination with or without cause, voluntary termination, or death, disability or retirement occurs. The amounts shown assume that each of the terminations was effective October 31, 2013.

Name	Type of Benefit	Involuntary Termination or Resignation for Good Cause in Connection with a Change of Control ($) (1)	Voluntary Termination or Involuntary Termination with or without Cause ($)	Death/ Disability/ Retirement ($) (6)
William P. Sullivan	Cash Severance Payments	$7,875,000	$0	$0
	Continuation of Benefits (2)	$80,000	$0	$0
	Stock Award Acceleration (3)	$12,002,050	$0	$12,002,050
	Stock Option Acceleration (3)	$12,307,940	$0	$12,307,940
	Pension Benefits (4)	$4,841,167	$4,841,167	$4,841,167
	Excise Tax Gross-Up (5)	$0	$0	$0
	Total Termination Benefits:	$37,106,157	$4,841,167	$29,151,157

Name	Type of Benefit	Involuntary Termination or Resignation for Good Cause in Connection with a Change of Control ($) [1]	Voluntary Termination or Involuntary Termination with or without Cause ($)	Death/ Disability/ Retirement ($) [6]
Didier Hirsch	Cash Severance Payments	$2,160,000	$0	$0
	Continuation of Benefits [2]	$80,000	$0	$0
	Stock Award Acceleration [3]	$2,890,909	$0	$2,890,909
	Stock Option Acceleration [3]	$2,811,697	$0	$2,811,697
	Pension Benefits [4]	$857,322	$857,322	$857,322
	Excise Tax Gross-Up [5]	$1,862,314	$0	$0
	Total Termination Benefits:	$10,662,242	$857,322	$6,559,928
Lars Holmkvist	Cash Severance Payments	$3,191,199	$0	$0
	Continuation of Benefits [2]	$80,000	$0	$0
	Stock Award Acceleration [3]	$1,032,712	$0	$1,032,712
	Stock Option Acceleration [3]	$0	$0	$0
	Pension Benefits [4]	$0	$0	$0
	Excise Tax Gross-Up [5]	$0	$0	$0
	Total Termination Benefits:	$4,303,911	$0	$1,032,712
Michael R. McMullen	Cash Severance Payments	$2,070,000	$0	$0
	Continuation of Benefits [2]	$80,000	$0	$0
	Stock Award Acceleration [3]	$4,404,141	$0	$4,404,141
	Stock Option Acceleration [3]	$2,768,621	$0	$2,768,621
	Pension Benefits [4]	$941,517	$941,517	$941,517
	Excise Tax Gross-Up [5]	$0	$0	$0
	Total Termination Benefits:	$10,264,279	$941,517	$8,114,279
Ronald S. Nersesian	Cash Severance Payments	$3,000,000	$0	$0
	Continuation of Benefits [2]	$80,000	$0	$0
	Stock Award Acceleration [3]	$4,933,060	$0	$4,933,060
	Stock Option Acceleration [3]	$4,542,919	$0	$4,542,919
	Pension Benefits [4]	$529,168	$529,168	$529,168
	Excise Tax Gross-Up [5]	$4,029,269	$0	$0
	Total Termination Benefits:	$17,114,416	$529,168	$10,005,147

(1) To the extent that the payment of the listed benefits triggers the excise tax under Section 4999 of the Code or any comparable federal, state, local or foreign excise tax, Agilent will be responsible for payment of any additional tax liability arising from the application of such excise tax. However, in the case of all of the NEOs, other than Mr. Sullivan, the executive shall not be entitled to receive a gross-up payment if (i) the payment of the listed benefits may be reduced to an amount (the "Reduced Amount") sufficient to result in no portion of such payment being subject to an excise tax, and (ii) after reducing such payment by the Reduced Amount, the executive would receive, on a pre-tax basis, an amount not less than 90% of the value of the unreduced payment on a pre-taxed basis.

(2) Flat lump sum benefit for healthcare expenses, including additional health plan premium payments that may result from termination in the event of change of control.

(3) The Stock Award value was calculated using the $50.76 closing price of Agilent common stock as of October 31, 2013. For the Stock Options, the same closing price of $50.76 was used to calculate the in-the-money value of unvested options as of October 31, 2013, the last business day of Agilent's last completed fiscal year.

(4) For information regarding potential payments upon termination under the 2005 Deferred Compensation Plan and the Retirement Plan, the Supplemental Benefit Retirement Plan and the Deferred Profit-Sharing Plan, in which our NEOs participate, see "Non-Qualified Deferred Compensation in Last Fiscal Year" and "Pension Benefits" above.

(5) We determined the amount of the excise tax payment in accordance with the provisions of Section 280G of the Code. We utilized the following key assumptions to determine the tax gross-up payment: (i) the interest rate assumption was 120% of the applicable federal rate effective for the month of October 2013, compounded semiannually; (ii) a statutory federal income tax rate of 39.6%, Medical tax rate of 2.35%, California income tax rate of 12.3% for all NEOs except Mr. McMullen who resides in the state of New Jersey which has an income tax rate of 8.97%; (iii) Section 280G "base amount" was determined based on average W-2 compensation for the period from 2008-2012; and (iv) equity grants made within one year of transaction were in the ordinary course of business and were not in contemplation of a transaction.

(6) Under the 1999 Stock Plan, 2009 Stock Plan and the LTP Program, if a NEO dies or is fully disabled, his or her unvested stock options and stock awards shall fully vest. Also, when an employee retires from Agilent, all unvested restricted stock units and/or stock options granted on or after November 17, 2010 continue to vest per the original terms of the grant and grants prior to November 17, 2010 have accelerated vesting upon retirement. As of October 31, 2013, only Mr. Sullivan and Mr. Hirsch were eligible for such continued vesting/accelerated vesting upon retirement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are set forth in "Board Structure and Compensation." During the most recent fiscal year, no Agilent executive officer served on the compensation committee (or equivalent), or the board of directors, of another entity whose executive officer(s) served on Agilent's Compensation Committee.

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material," to be "filed" with the SEC, or to be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that Agilent specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Agilent's executive compensation program is administered by the Compensation Committee of the Board (the "Compensation Committee"). The Compensation Committee, which is composed entirely of independent, non-employee directors, is responsible for approving and reporting to the Board on all elements of compensation for the executive officers. In this regard, the Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this Proxy Statement and incorporated by reference into Agilent's 2013 Annual Report on Form 10-K.

Submitted by:

Compensation Committee
Koh Boon Hwee, Chairperson
David M. Lawrence, M.D.
A. Barry Rand
Tadataka Yamada, M.D.

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: In accordance with rules and regulations adopted by the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials to each stockholder of record, we are furnishing proxy materials, including this Proxy Statement and our 2013 Annual Report to Stockholders, by providing access to such documents on the Internet. Stockholders will not receive printed copies of the proxy materials unless they request them. Instead, commencing on or about February 5, 2014, a Notice of Internet Availability of Proxy Materials (the "Notice") was sent to most of our stockholders which will instruct you as to how to access and review the proxy materials on the Internet. The Notice also instructs you to submit your proxy via the Internet. If you would like to receive a paper or email copy of our proxy materials, please follow the instructions for requesting such materials in the Notice.

Q: Why am I receiving these materials?

A: Agilent's Board of Directors (the "Board") is providing these proxy materials to you on the Internet or, upon your request, has delivered printed versions of these materials to you by mail, in connection with Agilent's 2014 annual meeting of stockholders, which will take place on March 19, 2014. Stockholders are invited to attend the annual meeting and are requested to vote on the proposals described in this Proxy Statement.

Q: Who is soliciting my proxy?

A: Agilent's Board of Directors is soliciting proxies to be used at the annual meeting of stockholders on March 19, 2014, for the purposes set forth in the foregoing notice.

Q: What is included in these materials?

A: These materials include:

- our Proxy Statement for Agilent's annual meeting; and
- our 2013 Annual Report to Stockholders, which includes our audited consolidated financial statements.

If you requested printed versions of these materials by mail, these materials also include the proxy card for the annual meeting.

Q: What information is contained in these materials?

A: The information included in this Proxy Statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and our most highly paid officers and certain other required information.

Q: What proposals will be voted on at the annual meeting?

A: There are four proposals scheduled to be voted on at the annual meeting:

- the election of two directors for a 3-year term;
- the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm;
- the reapproval of the Performance Goals under Agilent's 2009 Stock Plan; and
- an advisory vote to approve the compensation of Agilent's named executive officers.

Q: What is the Agilent Board's voting recommendation?

A: Agilent's Board recommends that you vote your shares **"FOR"** each of the nominees to the Board, **"FOR"** the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers

LLP as Agilent's independent registered public accounting firm, "**FOR**" reapproval of the performance goals under the 2009 Stock Plan, and "**FOR**" the approval of the compensation of Agilent's named executive officers.

Q: What shares owned by me can be voted?

A: All shares owned by you as of the close of business on January 21, 2014 (the "Record Date") may be voted. You may cast one vote per share of common stock that you held on the Record Date. These include shares that are: (1) held directly in your name as the stockholder of record, including shares received or purchased through the Agilent Technologies, Inc. 1999 Stock Plan and 2009 Stock Plan and the Agilent Technologies, Inc. Employee Stock Purchase Plan, and (2) held for you as the beneficial owner through a stockbroker, bank or other nominee or held for your account by the Agilent Technologies, Inc. 401(k) Plan or Deferred Compensation Plans. On the Record Date, Agilent had approximately 333,318,795 shares of common stock issued and outstanding.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most stockholders of Agilent hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with Agilent's transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the stockholder of record, and the Notice, or if requested, these proxy materials are being sent directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to the persons named as proxy holders, William P. Sullivan, Agilent's President and Chief Executive Officer, and Marie Oh Huber, Agilent's Senior Vice President, General Counsel and Secretary, or to vote in person at the annual meeting. If you requested printed copies of the proxy materials, Agilent has enclosed a proxy card for you to use. You may also vote on the Internet or by telephone, as described below under the heading "How can I vote my shares without attending the annual meeting?"

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name", and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you are invited to attend the annual meeting. You also have the right to direct your broker on how to vote these shares. Your broker or nominee should have enclosed a voting instruction card for you to direct your broker or nominee how to vote your shares. You may also vote by Internet or by telephone, as described below under "How can I vote my shares without attending the annual meeting?" However, shares held in "street name" may be voted in person by you only if you obtain a signed proxy from the record holder (stock brokerage, bank, or other nominee) giving you the right to vote the shares.

Q: How can I vote my shares in person at the annual meeting?

A Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you choose to vote your shares in person at the annual meeting, please bring proof of ownership of Agilent stock on the record date, such as the Notice of Internet Availability of Proxy Materials, legal proxy, voting instruction card provided by your broker, bank or nominee, or a proxy card as well as proof of identification. Even if you plan to attend the annual meeting, Agilent recommends that you vote your shares in advance as

described below so that your vote will be counted if you later decide not to attend the annual meeting.

Q: How can I vote my shares without attending the annual meeting?

A: Whether you hold your shares directly as the stockholder of record or beneficially in "street name", you may direct your vote without attending the annual meeting by proxy. You can vote by proxy over the Internet or by telephone. Please follow the instructions provided in the Notice, or, if you request printed copies of proxy materials, on the proxy card or voting instruction card.

Q: Can I revoke my proxy or change my vote?

A: You may revoke your proxy or change your voting instructions prior to the vote at the annual meeting. You may enter a new vote by using the Internet or the telephone or by mailing a new proxy card or new voting instruction card bearing a later date (which will automatically revoke your earlier voting instructions) or by attending the annual meeting and voting in person. Your attendance at the annual meeting in person will not cause your previously granted proxy to be revoked unless you specifically so request.

Q: How are votes counted?

A: In the election of directors, your vote may be cast "FOR" or "AGAINST" one or more of the nominees, or you may "ABSTAIN" from voting with respect to one or more of the nominees. Shares voting "ABSTAIN" have no effect on the election of directors.

For proposals 2, 3 and 4 your vote may be cast "FOR" or, "AGAINST" or you may "ABSTAIN."

If you "ABSTAIN", it has the same effect as a vote "AGAINST." If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted as described below in "Abstentions and Broker Non-Votes." Any undirected shares that you hold in Agilent's 401(k) Plan will be voted in proportion to the way the other 401(k) Plan stockholders vote their 401(k) Plan shares.

Abstentions and Broker Non-Votes

Any shares represented by proxies that are marked to "ABSTAIN" from voting on a proposal will be counted as present in determining whether we have a quorum. They will also be counted in determining the total number of shares entitled to vote on a proposal. Abstentions and, if applicable, broker non-votes will not be counted as votes "FOR" or "AGAINST" a director nominee. Accordingly, abstentions are not counted for the purpose of determining the number of votes cast in the election of directors.

If your shares are held in street name and you do not instruct your broker on how to vote your shares, your broker, in its discretion, may either leave your shares unvoted or vote your shares on routine matters. Only Proposal 2 (ratifying the appointment of our independent registered public accounting firm) is considered a routine matter. In accordance with federal legislation adopted in 2010, the SEC has approved changes to NYSE Rule 452, the broker vote rule, that make executive compensation matters, including say-on-pay, non-routine matters. If your broker returns a proxy card but does not vote your shares, this results in a "broker non-vote." Broker non-votes will be counted as present for the purpose of determining a quorum.

Proposals 1 (election of directors) 3 (reapproval of the performance goals under the 2009 Stock Plan) and 4 (approval of the compensation of Agilent's named executive officers) are not considered routine matters, and without your instruction, your broker cannot vote your shares. Because brokers do not have discretionary authority to vote on these proposals, broker non-votes will not be counted for the purpose of determining the number of votes cast on these proposals.

Q: ***What is the voting requirement to approve each of the proposals?***

A: **Proposal 1, Election of Directors**: Under our majority voting standard, in uncontested elections of directors, such as this election, each director must be elected by the affirmative vote of a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote. A "majority of the votes cast" means that the number of votes cast "FOR" a director must exceed 50% of the votes cast with respect to that director. Abstentions and broker non-votes will not count as a vote "for" or "against" a nominee's election and thus will have no effect in determining whether a director nominee has received a majority of the votes cast.

Our board has adopted a policy under which, in uncontested elections, an incumbent director nominee who does not receive the required votes for re-election is expected to tender his or her resignation to our Board. The Nominating/Corporate Governance Committee, or another duly appointed committee of the Board, will determine whether to accept or reject the tendered resignation generally within 90 days after certification of the election results. Agilent will publicly disclose the committee's determination regarding the tendered resignation and the rationale behind the decision in a Current Report on Form 8-K filed with the SEC.

Proposal 2, Ratification of the Independent Registered Public Accounting Firm: The appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm requires the affirmative vote of a majority of shares present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Abstentions will have the same effect as a vote against Proposal 2. The approval of Proposal 2 is a routine proposal on which a broker or other nominee is generally empowered to vote in the absence of voting instructions from the beneficial owner, so broker non-votes are unlikely to result from this proposal.

Proposal 3, Reapproval of the Performance Goals under the 2009 Stock Plan: The vote regarding reapproval of the performance goals under the 2009 Stock Plan requires the affirmative vote of a majority of shares present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Abstentions will have the same effect as votes against this proposal. Broker non-votes will have no effect on this proposal as brokers are not entitled to vote on such proposal in the absence of voting instructions from the beneficial owner.

Proposal 4, Approval of the Compensation of Agilent's Named Executive Officers: The advisory vote regarding approval of the compensation of Agilent's named executive officers requires the affirmative vote of a majority of shares present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Abstentions will have the same effect as votes against this proposal. Broker non-votes will have no effect on this proposal as brokers are not entitled to vote on such proposal in the absence of voting instructions from the beneficial owner.

Q: ***What does it mean if I receive more than one Notice, proxy or voting instruction card?***

A: It means your shares are registered differently or are in more than one account. For each Notice you receive, please enter your vote on the Internet for each control number you have been assigned. If you receive paper copies of proxy materials, please provide voting instructions for all proxy and voting instruction cards you receive.

Q: ***Where can I find the voting results of the annual meeting?***

A: Agilent will announce preliminary voting results at the annual meeting and publish preliminary, or final results if available, in a Current Report on Form 8-K within four business days of the annual meeting.

Q: What happens if additional proposals are presented at the annual meeting?

A: Other than the four proposals described in this Proxy Statement, Agilent does not expect any matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, William P. Sullivan, Agilent's President and Chief Executive Officer, and Marie Oh Huber, Agilent's Senior Vice President, General Counsel and Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason, any one or more of Agilent's nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Q: What is the quorum requirement for the annual meeting?

A: The quorum requirement for holding the annual meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the annual meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the annual meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

Q: Who will count the vote?

A: A representative of Computershare Investor Services will tabulate the votes and act as the inspector of election.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Agilent or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation by the Board. Occasionally, stockholders provide written comments on their proxy card, which are then forwarded to Agilent's management.

Q: Who will bear the cost of soliciting votes for the annual meeting?

A: Agilent will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. Agilent has retained the services of Georgeson, Inc. ("Georgeson") to aid in the solicitation of proxies from banks, brokers, nominees and intermediaries. Agilent estimates that it will pay Georgeson a fee of $13,000 for its services. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by Agilent's directors, officers and employees, who will not receive any additional compensation for such solicitation activities. In addition, Agilent may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

Q: May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?

A: You may submit proposals for consideration at future annual stockholder meetings, including director nominations.

Stockholder Proposals: In order for a stockholder proposal to be considered for inclusion in Agilent's proxy statement for

next year's annual meeting, the written proposal must be received by Agilent no later than October 8, 2014 and should contain such information as is required under Agilent's Bylaws. Such proposals will need to comply with the SEC's regulations regarding the inclusion of stockholder proposals in Agilent sponsored proxy materials. In order for a stockholder proposal to be raised from the floor during next year's annual meeting, written notice must be received by Agilent no later than October 8, 2014 and should contain such information as required under Agilent's Bylaws.

Nomination of Director Candidates: Agilent's Bylaws permit stockholders to nominate directors at a stockholder meeting. In order to make a director nomination at an annual stockholder meeting, it is necessary that you notify Agilent not less than 120 days before the first anniversary of the date that the proxy statement for the preceding year's annual meeting was first sent to stockholders. Agilent's 2014 Proxy Statement was first sent to stockholders on February 5, 2014. Thus, in order for any such nomination notice to be timely for next year's annual meeting, it must be received by Agilent not later than October 8, 2014. In addition, the notice must meet all other requirements contained in Agilent's Bylaws and include any other information required pursuant to Regulation 14A under the Exchange Act.

Copy of Bylaw Provisions: You may contact the Agilent Corporate Secretary at Agilent's corporate headquarters for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates. Additionally, a copy of Agilent's Bylaws can be accessed on the Agilent Investor Relations Web site at http://www.investor.agilent.com. Click "Corporate Governance" and then "Governance Policies" on the left hand side of the screen.

Q: How do I obtain a separate set of proxy materials if I share an address with other stockholders?

A: To reduce expenses, in some cases, we are delivering one set of the proxy materials or, where applicable, one Notice to certain stockholders who share an address, unless otherwise requested by one or more of the stockholders. For stockholders receiving hard copies of the proxy materials, a separate proxy card is included with the proxy materials for each stockholder. For stockholders receiving a Notice, the Notice will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you have only received one set of the proxy materials or one Notice, you may request separate copies at no additional cost to you by calling us at (408) 553-2424 or by writing to us at Agilent Technologies, Inc., 5301 Stevens Creek Blvd., Santa Clara, California 95051, Attn: Shareholder Records. If you received a Notice and you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

You may also request separate paper proxy materials or a separate Notice for future annual meetings by following the instructions for requesting such materials in the Notice, or by contacting us by calling or writing.

Q: If I share an address with other stockholders of Agilent, how can we get only one set of voting materials for future meetings?

A: You may request that we send you and the other stockholders who share an address with you only one Notice or one set of proxy materials by calling us at (408) 553-2424 or by writing to us at: Agilent Technologies, Inc., 5301 Stevens Creek Blvd., Santa Clara, California 95051, Attn: Shareholder Records.

You may receive a copy of Agilent's Annual Report on Form 10-K for the fiscal year ended October 31, 2013 without charge by sending a written request to Agilent Technologies, Inc., 5301 Stevens Creek Blvd., Santa Clara, California 95051, Attn: Investor Relations.

By Order of the Board,

MARIE OH HUBER
Senior Vice President, General Counsel
and Secretary
Dated: February 5, 2014

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DIRECTIONS TO AGILENT'S HEADQUARTERS

From the South (San Jose)

Take Highway 280 North towards San Francisco. Take the Stevens Creek/Lawrence Expressway exit and turn left onto Stevens Creek Blvd. for approximately 0.1 miles and then turn right into Agilent's parking lot at the second stop light.

From the North (San Francisco)

Take Highway 280 South towards San Jose. Take the Stevens Creek Blvd/Lawrence Expressway exit. Turn left on Stevens Creek Blvd. for approximately 0.2 miles and turn left into Agilent's parking lot at the first stop light.

Parking

Parking will be designated as you enter the parking lot.

© Agilent Technologies, Inc. 2014
Printed in U.S.A. February, 2014

Printed on recycled paper with 30% post-consumer waste

Admission to the annual meeting will be limited to stockholders. You are entitled to attend the annual meeting only if you are a stockholder of record as of the close of business on January 21, 2014, the record date, or hold a valid proxy for the meeting. In order to be admitted to the annual meeting, you must present proof of ownership of Agilent stock on the record date. This can be a brokerage statement or letter from a bank or broker indicating ownership on January 21, 2014, the Notice of Internet Availability of Proxy Materials, a proxy card, or legal proxy or voting instruction card provided by your broker, bank or nominee. Any holder of a proxy from a stockholder must present the proxy card, properly executed, and a copy of the proof of ownership. Stockholders and proxyholders may also be asked to present a form of photo identification such as a driver's license or passport. Backpacks, cameras, cell phones with cameras, recording equipment and other electronic recording devices will not be permitted at the annual meeting. Agilent reserves the right to inspect any persons or items prior to their admission to the annual meeting. Failure to follow the meeting rules or permit inspection will be grounds for exclusion from the annual meeting.

© Agilent Technologies, Inc. 2014
www.agilent.com

